EQUITY PURCHASE AND CONTRIBUTION AGREEMENT

by and among

THE PARKING REIT, INC.
MVP REIT II OPERATING PARTNERSHIP, L.P.
MICHAEL V. SHUSTEK
VESTIN REALTY MORTGAGE II, INC.
VESTIN REALTY MORTGAGE I, INC.
AND
COLOR UP, LLC

Dated as of:

JANUARY 8, 2021

TABLE OF CONTENTS

EXHIBIT LIST:
Exhibit A – Contributed Companies
Exhibit B – Stockholders Agreement
Exhibit C – Employment Agreements
Exhibit D – Tax Matters Agreement
Exhibit E – Registration Rights Agreement
Exhibit F – Form of Michael V. Shustek Resignation
Exhibit G – Ownership Limit Waiver Agreement
Exhibit H – Legacy Agreement Termination
Exhibit I – Services Agreement Amendment
Exhibit J – Assignment of Litigation Agreement
Exhibit K – Partnership Agreement Amendment and Restatement
Exhibit L – License Agreement
Exhibit M – Contribution Agreement Amendment
Exhibit N – Warrant Agreement
Exhibit O – Form of Conditional Resignation Letter

EQUITY PURCHASE AND CONTRIBUTION AGREEMENT

THIS EQUITY PURCHASE AND CONTRIBUTION AGREEMENT (this "Agreement") is made as of the 8th day of January, 2021 (the "Effective Date") by and among The Parking REIT, Inc., a Maryland corporation (the "Company"), MVP REIT II Operating Partnership, L.P., a Delaware limited partnership (the "Operating Partnership"), Michael V. Shustek ("Shustek"), Vestin Realty Mortgage I, Inc., ("VRMI") Vestin Realty Mortgage II, Inc. ("VRMII" and together with VRMI and Shustek, the "Advisor") and Color Up, LLC, a Delaware limited liability company (the "Purchaser").

In consideration of the respective representations, warranties and covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I
Equity Purchase and Contribution; Closing

Section 1.1   Sale of Common Stock and Warrants.

(a)   Subject to the terms and conditions of this Agreement, at the Closing, the Advisor shall sell, assign, transfer, convey and deliver (i) to Purchaser, and Purchaser shall purchase, acquire and accept from Advisor, all of the Advisor's right, title and interest in and to the shares of common stock, $0.0001 par value per share of the Company (the "Common Stock") owned or held by the Advisor and affiliates of Advisor as set forth on Section 1.1 of the Disclosure Schedule (the "Shares") for $11.75 per share (the "Purchase Price") and (ii) 175,000 shares of Common Stock to the Settlement Trust for no consideration and the Purchaser shall purchase, acquire and accept from Settlement Trust, all of the Advisor's right, title and interest in and to the shares of Common Stock owned or held by the Advisor and transferred to the Settlement Trust in accordance with this Section 1.1 (the "Settlement Trust Shares") for $11.75 per share (the "Settlement Trust Transfer"). Notwithstanding anything to the contrary contained herein, the parties hereto may agree that in lieu of the Advisor transferring the Settlement Trust Shares to the Settlement Trust in accordance with Section 1.1, (i) the Settlement Trust Shares shall be cancelled for no consideration and (ii) the maximum number of shares of Common Stock that the Purchaser shall accept for payment pursuant to the Tender Offer shall be increased from 900,506 to 1,075,506 shares of Common Stock.

(b)   Subject to the terms and conditions of this Agreement, at the Closing, the Purchaser shall purchase and acquire from the Company, and the Company shall issue, sell and deliver to the Purchaser warrants to purchase, in the aggregate, up to 1,702,128 shares (subject to adjustment in accordance with their terms) of Common Stock pursuant to the form of warrant agreement attached hereto as Exhibit N (the "Warrants" and the shares of Common Stock underlying the Warrants, the "Warrant Shares" and such agreement, the "Warrant Agreement"), for an aggregate cash purchase price of up to $20,000,000. The Warrants shall have an exercise price equal to $11.75 per Warrant Share, issuable upon exercise of the Warrants (subject to adjustment as provided in such Warrants and the Warrant Agreement).

Section 1.2   Contribution. Subject to the terms and conditions of this Agreement at the Closing, the Purchaser shall contribute, transfer, convey and deliver, or cause to be contributed, transferred, conveyed and delivered to the Operating Partnership: (i) $35,000,000 in cash, less the outstanding principal amount of the Loan or the Advance, if any (the "Cash Contribution"), (ii) the technology platform described on Section 1.2 of the Disclosure Schedule (the "Technology Contribution"), and (iii) all of the issued and outstanding equity interests of the entities set forth on Exhibit A plus the equity interests of any Person that owns any Additional Properties as set forth in Section 1.6 (each, a "Contributed Company" and, collectively, the "Contributed Companies" and such equity interests, the "Contributed Interests" and together with the Cash Contribution and the Technology Contribution, the "Contributions") and the Operating Partnership shall accept from the Purchaser, the Contributions in exchange for: (a) a number of newly issued OP Units equal to (a) the sum of (x) $39,000,000 (less the outstanding principal amount of the Loan or the Advance, if any), plus (y) the value of the Contributed Interests, determined in accordance with Section 1.5(a) and as adjusted in accordance with Section 1.5(b), divided by (b) $11.75, payable as set forth below in Section 1.4 (the "OP Unit Consideration").

Section 1.3   Closing; Closing Date. Subject to the terms and conditions of this Agreement, the closing of the purchase and sale of the Shares, the Warrants and the Settlement Trust Shares, the Contributions and the other transactions contemplated by this Agreement (the "Closing") shall take place at 10:00 a.m., Eastern Time, at the offices of Keating Muething & Klekamp PLL, One East Fourth Street, Suite 1400, Cincinnati, OH 45202, no later than two (2) Business Days following the satisfaction or waiver of all conditions precedent specified under Article V and Article VI hereof (except for those conditions which by their terms are to be satisfied at Closing but subject to the satisfaction or waiver of such conditions), or on such other date, place and time as the Purchaser, the Company and the Advisor may agree in writing (the "Closing Date"); provided, that any party may participate remotely by electronic delivery of documents and/or funds. Subject to Article IX, failure to consummate the Closing shall not result in the termination of this Agreement or relieve any Person of any obligation hereunder.

Section 1.4   Transactions to Be Effected at the Closing. At the Closing:

(a)   The Company shall deliver or cause the Operating Partnership to deliver to the Purchaser:

(i)   the OP Unit Consideration;

(ii)   the Stockholders Agreement, in substantially the form attached hereto as Exhibit B (the "Stockholders Agreements"), duly executed by the Company;

(iii)   the employment agreement between the Company and Manuel Chavez III and the employment agreement between the Company and Stephanie Hogue (collectively, the "Employment Agreements"), in substantially the form attached hereto as Exhibit C;

(iv)   the Tax Matters Agreement, in substantially the form attached hereto as Exhibit D, duly executed by the Company and the Operating Partnership;

(v)   the Registration Rights Agreement, in substantially the form attached hereto as <u>Exhibit E</u> (the "<u>Registration Rights Agreement</u>"), duly executed by the Company;

(vi)   a certificate of the secretary, general partner or manager, as applicable, of each of the Company and the Operating Partnership, dated as of the Closing Date, in form and substance reasonably satisfactory to Purchaser, certifying (i) the Organizational Documents of the Company and the Operating Partnership and (ii) the resolutions of the directors, general partner or managers, as applicable, authorizing the execution and performance of this Agreement and the Transaction Agreements;

(vii)   an officer's or general partner certificate for each of the Company and the Operating Partnership, as applicable, dated as of the Closing Date, duly executed by an authorized officer, certifying the satisfaction of the Closing conditions set for in <u>Section 5.1</u>, <u>Section 5.2</u>, <u>Section 5.3</u>, <u>Section 5.8</u>, <u>Section 5.9</u>, <u>Section 5.10</u>, <u>Section 5.11</u>, <u>Section 5.12</u>, <u>Section 5.13</u>, and <u>Section 5.14</u>;

(viii)   a copy of each of the Company Debt Consents and Amendments on <u>Section 1.4(a)(viii)</u> of the Disclosure Schedule;

(ix)   a copy of the Legacy Agreement Termination, in substantially the form attached hereto as <u>Exhibit H</u>, duly executed by the Company and the Operating Partnership;

(x)   the First Amendment to Services Agreement, in substantially the form attached hereto as <u>Exhibit I</u> (the "<u>Services Agreement Amendment</u>"), duly executed by the Company and the Operating Partnership;

(xi)   the Assignment of Litigation Agreement, in substantially the form attached hereto as <u>Exhibit J</u> (the "<u>Assignment of Litigation Agreement</u>"), duly executed by the Company;

(xii)   an amendment and restatement of the Partnership Agreement, in substantially the form attached hereto as <u>Exhibit K</u> (the "<u>Partnership Agreement Amendment and Restatement</u>"), duly executed by the Company in its capacity as the sole general partner of Operating Partnership and the limited partners;

(xiii)   The License Agreement, in substantially the form attached hereto as <u>Exhibit L</u> (the "<u>License Agreement</u>"), duly executed by the Company;

(xiv)   The First Amendment to Contribution Agreement, in substantially the form attached hereto as <u>Exhibit M</u> (the "<u>Contribution Agreement Amendment</u>"), duly executed by the Company;

(xv)   the Settlement Agreement;

(xvi)   the Warrant Agreement, duly executed by the Company;

(xvii) any Additional Units through the facilities of the Depository Trust for the Account of the Purchaser; and

(xviii) the conditional resignation letter, in substantially the form attached hereto as Exhibit O (the "Conditional Resignation Letter"), duly executed by Shawn Nelson.

(b) The Advisor shall deliver, or cause to be delivered:

(i) to the Purchaser, the Shares through the facilities of the Depositary Trust Company for the account of the Purchaser;

(ii) to the Settlement Trust, the Settlement Trust Shares;

(iii) the Services Agreement Amendment duly executed by the Advisor;

(iv) the Assignment of Litigation Agreement duly executed by the Advisor;

(v) a copy of the Legacy Agreement Termination duly executed by the Advisor;

(vi) the Contribution Agreement Amendment duly executed by the Advisor; and

(vii) the Michael V. Shustek Resignation, duly signed by Shustek.

(c) The Purchaser shall deliver or cause to be delivered:

(i) To Advisor, the Purchase Price by wire transfer of immediately available funds to the bank account(s) designated in writing by the Advisor at least three (3) Business Days prior to the Closing Date.

(ii) To the Settlement Trust, $2,056,250 by wire transfer of immediately available funds to the bank account(s) designated in writing by the plaintiffs in the Class Action Litigation and the Company at least three (3) Business Days prior to the Closing Date;

(iii) To the Operating Partnership, the Cash Contribution less any amounts disbursed in accordance with Section 1.4(c)(x) by wire transfer of immediately available funds to the bank account designated in writing by the Operating Partnership at least three (3) Business Days prior to the Closing Date;

(iv) instruments of transfer, in form and substance reasonably satisfactory to the Operating Partnership, sufficient to transfer ownership of the Contributed Interests, duly executed by Purchaser or the applicable Contributed Companies, as applicable, and any related documents required for the Contributed Companies to obtain the Title Policies at Closing in accordance with Section 7.10 (if any real estate transfer taxes are imposed on account of any Property owned by a Contributed Company and located in Chicago, Illinois in connection with causing the Contributed Companies to deliver the Contributed Interests to the Operating

Partnership, such expense shall be borne as follows: the Purchaser shall be allocated the cost of the State of Illinois and Cook County transfer taxes, and the "CTA" portion of the City of Chicago transfer tax ($1.50 per $500); and the Operating Partnership shall be allocated the cost of the "City" portion of the City of Chicago transfer tax ($3.75 per $500));

(v)   a bill of sale or other asset contribution agreement in form and substance reasonably satisfactory to the Operating Partnership, sufficient to transfer ownership of the Technology Contribution, duly executed by Purchaser;

(vi)   a certificate of the secretary, general partner or manager, as applicable, of Purchaser, dated as of the Closing Date, in form and substance reasonably satisfactory to the Company, as to the resolutions of the directors, general partner or managers, as applicable, of such Contributor authorizing the execution and performance of this Agreement and the Transaction Agreements;

(vii)   The Stockholders' Agreement duly executed by Purchaser;

(viii)   The Registration Rights Agreement duly executed by Purchaser and its Affiliates party thereto;

(ix)   The Employment Agreement, duly executed by each applicable employee thereto;

(x)   To the parties set forth Section 1.4(c)(x) of the Disclosure Schedule, the amounts set forth opposite their names by wire transfer of immediately available funds to the bank account(s) designated in writing by such parties at least three (3) Business Days prior to the Closing Date (such amounts to reduce the Cash Contribution on a dollar for dollar basis);

(xi)   A copy of each of the Purchaser Debt Consents and Amendments of the consents listed on Section 1.4(c)(xi) of the Disclosure Schedule;

(xii)   The License Agreement, duly executed by Purchaser;

(xiii)   To the Advisor and Operating Partnership, a properly completed and executed IRS Form W-9 meeting the requirements of Proposed Treasury Regulations Sections 1.1445-2(b)(2)(v) and 1.1446(f)-2(b)(2); and

(xiv)   the Warrant Agreement, duly executed by Purchaser.

(d)   The Company shall deliver or cause the Operating Partnership to deliver to the Advisor:

(i)   a certificate of the secretary, general partner or manager, as applicable, of each of the Company and the Operating Partnership, dated as of the Closing Date, in form and substance reasonably satisfactory to Advisor, certifying the resolutions of the directors, general partner or managers, as applicable, authorizing the execution and performance of this Agreement and the Transaction Agreements;

(ii)   the Services Agreement Amendment, duly executed by the Company and the Operating Partnership;

(iii)   the Legacy Agreement Termination, duly executed by the Company;

(iv)   the Assignment of Litigation Agreement, duly executed by the Company; and

(v)   the Contribution Agreement Amendment, duly executed by the Company and the Operating Partnership.

Section 1.5   OP Unit Consideration Adjustments.

(a)   Calculation of Contributed Interests. The parties have agreed on the values of the Contributed Interests and the current Indebtedness related to the Contributed Interests (along with per diem payment amounts of interest related to such Indebtedness), all as listed on Section 1.5(a) of the Disclosure Schedule.

(b)   Prorations. The revenues and expenses of the Properties owned by the Contributed Companies will be prorated at the Closing, and such prorations will adjust the OP Unit Consideration. The initial prorations and payments provided for in this subsection shall be made at Closing on the basis of the closing statement as prepared by the Purchaser and submitted to the Company for review and approval at least five (5) Business Days prior to the Closing. The following shall be prorated between the Purchaser and the Operating Partnership as of the Closing Date (on the basis of the actual number of days elapsed over the applicable period), with the Operating Partnership being deemed to be the owner of the Contributed Companies during the entire day on the Closing Date and being entitled to receive all operating income of the applicable Properties, and being obligated to pay all operating expenses of the applicable Properties with respect to the Closing Date:

(i)   Taxes. All non-delinquent real estate and personal property Taxes and assessments on the applicable Properties that have accrued for 2020 or 2021 and that have not yet become payable. Purchaser shall be responsible for the payment of any real estate and personal property Taxes that are due and payable before Closing. If any assessments on the Properties are payable in installments, then the installment allocable to the current period shall be prorated (with the Operating Partnership being allocated the obligation to pay any installments due on or after the Closing Date). Prorations shall be computed on the basis of the most recently published assessment and tax rate applicable to each of the Properties. The annual Taxes for each of 2020 and 2021 shall be divided by 365 and such quotient shall be multiplied by the number of days elapsed in 2020 and 2021 before Closing, as the case may be, except that if the first half 2020 Taxes become due and payable before Closing, half of the annual Taxes for 2020 shall be divided by 183 and such quotient shall be multiplied by the number of days elapsed in 2020 from and after July 1. Each product of the multiplications in accordance with the preceding sentence shall increase the OP Unit Consideration. If any of the assessments or tax rates that are the basis for such prorations change, whether as a result of the publication of the 2020 assessments and rates, the 2021 tax rates change from the 2020 tax rates, or a tax valuation complaint is filed regarding the 2020 assessment, the prorations shall be re-computed using the changed assessment and the changed rate, as the case may be. If the resulting prorated amount is less than the amount by which the OP Unit Consideration was increased, the OP Unit Consideration shall be reduced to the extent of the difference. If the resulting prorated amount is greater than the amount by which the OP Unit Consideration was increased, the OP Unit Consideration shall be increased to the extent of the excess.

(ii) <u>Rents</u>. All fixed and additional rentals, including without limitation any percentage rent, and escalation rent, under the Purchaser Leases and Service Contracts, agreements, security deposits and other tenant charges. The Operating Partnership shall receive an increase in the OP Unit Consideration in an amount equal to all prepaid rentals for periods on or after the Closing Date and all cash security deposits under the applicable Leases. Purchaser shall receive a credit against the OP Unit Consideration for any rentals prior to the Closing Date not yet paid.

(iii) <u>Reimbursable Tenant Expenses</u>. Payments required to be paid by tenants under any Contributing Companies' Leases for such tenant's shares of property Taxes and assessments, insurance, common area maintenance and other expenses of a Property are collectively referred to herein as "<u>Reimbursable Tenant Expenses</u>". Reimbursable Tenant Expenses shall be determined in accordance with the applicable Contributing Companies' Leases, including provisions that provide for the adjustment of Reimbursable Tenant Expenses based on occupancy changes (i.e., "gross-up" provisions). The Operating Partnership shall receive an increase in the OP Unit Consideration in an amount equal to all prepaid amounts for periods on or after the Closing Date. Purchaser shall receive a credit against the OP Unit Consideration for any Reimbursable Tenant Expenses due and payable prior to the Closing Date but not yet paid. With respect to common area maintenance and other expenses of a Property which are not reimbursable by a tenant, such expenses shall be prorated on an accrual basis on the Closing. The Purchaser shall be responsible for all such expenses that accrue prior to the Closing.

(iv) <u>Loan Payments and Indebtedness</u>. In the event that any loan held by the Contributed Companies remains outstanding as of the Closing, the parties shall determine the amount of the Indebtedness of the Contributed Companies, calculated as of 11:59 p.m. (Eastern Time) on the day immediately preceding the Closing Date, in accordance with the Agreed Principles. Purchaser shall be responsible for all installments of principal required to be paid under the terms of such loan prior to such Closing, together with all interest accrued under the applicable loan documents prior to such Closing and together with all late charges payable under the applicable loan documents with respect to the period prior to such Closing, all unpaid amounts of which shall be a credit against the OP Unit Consideration allocated to such Property. In connection with such loan assumption at such Closing, (A) all reserves held by or for the applicable lender under the applicable loan documents, including, without limitation, reserves for real estate taxes, insurance, tenant improvements, and capital repairs (collectively, the "<u>Reserves</u>"), shall remain with the property of the Contributed Companies, as applicable, and (B) the OP Unit Consideration shall be reduced by a sum equal to the total amount of the Reserves.

(v)   Utilities. All utility service charges for electricity, heat and air conditioning service, other utilities that are paid by the Contributed Companies and that are not paid by tenants on an estimated or other basis shall be prorated on an accrual basis at the Closing. The Purchaser shall be responsible for all such expenses that accrue prior to the Closing. Any such utility charges shall be apportioned at the Closing on the basis of the most recent meter reading occurring prior to Closing or, if unmetered, on the basis of a current bill for each such utility.

(vi)   Contracts. Amounts payable under any Service Contracts shall be prorated on an accrual basis.

(vii)   Miscellaneous. Any other items of operating income or operating expense that are customarily apportioned between the parties in real estate closings of comparable commercial properties in the state where the Properties are located, as applicable; however, there will be no prorations for debt service on any loans which are not assumed or any insurance premiums.

(c)   Any amounts that cannot be prorated in accordance with Section 1.5(b) as of the Closing Date shall be adjusted within thirty (30) days after Closing such that, in the event that: (i) the Purchaser is determined to owe funds to the Operating Partnership (such difference, a "Shortfall Amount"), the Purchaser shall deliver to the Operating Partnership an aggregate number of OP Units (rounded up to the nearest whole number) equal to (x) the sum of the Shortfall Amount, divided by (y) $11.75, together with an amount in cash equal to any distributions paid on such number of OP Units from the Closing through the date the Shortfall Amount is so delivered; or (ii) the Operating Partnership is determined to owe funds to the Purchaser (such excess, an "Excess Amount"), the Operating Partnership shall deliver to Purchaser an aggregate number of OP Units (rounded up to the nearest whole number) as is equal to (x) the Excess Amount, divided by (B) $11.75, together with an amount in cash equal to any distributions paid on such amount of OP Units from the Closing through the date the Excess Amount is so delivered. The terms of this Section 1.5(c) shall survive the Closing.

Section 1.6   Additional Properties. If, prior to the Closing, Purchaser and the Operating Partnership mutually agree that Purchaser or its Affiliates will contribute additional Properties at the Closing, the Purchaser and the Operating Partnership shall add any Person owning such properties to Exhibit A and each such Person shall be deemed to be a Contributed Company (the "Additional Properties"). Purchaser and the Operating Partnership shall agree on the value of any Additional Properties at the time the parties agree that the Additional Properties will be contributed, subject to adjustment pursuant to Section 1.5.

Section 1.7   Intended Tax Treatment. Except to the extent reasonably agreed upon by the Purchaser and the Operating Partnership, to the extent OP Units are received, the parties intend that the Contributions shall be treated and reported for federal income tax purposes as a contribution of money and property in exchange for OP Units under Section 721(a) of the Code. The parties agree to report the Contributions consistent with this intended Tax treatment on all applicable income Tax returns, and no party shall take a position on any applicable income Tax return that would be inconsistent with the intended Tax treatment described in this Section 1.7 unless otherwise required by a final determination within the meaning of Section 1313 of the Code.

Section 1.8   Withholding. Each of Purchaser, the Company, the Operating Partnership and the Advisor shall be entitled to deduct and withhold from the consideration otherwise payable or deliverable to any Person pursuant to this Agreement such amounts that Purchaser, the Company, the Operating Partnership or the Advisor, respectively, are required to deduct and withhold under the Code or any provision of state, local, provincial or foreign Law. To the extent that amounts are so withheld and paid over to the applicable Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 1.9   Additional OP Units.

(a)   If, on the Closing Date there is a Restricted Payables Overage, the Operating Partnership will issue to the Purchaser additional OP Units for no additional consideration in an amount equal to (i) with respect to the portion of any Restricted Payables Overage up to $5,000,000, seven percent (7.00%) of the amount of such portion divided by $11.75, rounded to the nearest whole unit and (ii) with respect to any portion of the Restricted Payable Overage in excess of $5,000,000, the amount of such portion, plus seven percent (7.00%) of such portion, divided by $11.75, rounded to the nearest whole unit. For example, if the sum of the Restricted Payable Overage referenced in the preceding sentence is $6,000,000, the Operating Partnership will issue the Purchaser 120,851 OP Units.

(b)   Any OP Units issued pursuant to paragraph (a) of this Section 1.9, Section 7.19 or Section 7.20 shall be "Additional OP Units".

Article II
Representations and Warranties of the Company and the Operating Partnership.

The Company and the Operating Partnership hereby represent and warrant to the Purchaser, on a joint and several basis, that, except as (i) set forth in the applicable section of the Disclosure Schedule delivered at or prior to the execution of this Agreement (the "Disclosure Schedule") or (ii) as disclosed in any publicly-available Company Report filed with, or furnished to, as applicable, the SEC on or after January 1, 2018 and at least two (2) Business Days prior to the date of this Agreement, including the exhibits and schedules thereto but excluding any disclosures made in the "Risk Factors" or "Forward Looking Statements" sections thereof or any other disclosure included in such Company Reports that is cautionary, predictive or forward looking in nature, (other than the risk disclosed in the Company's Quarterly Report on Form 10-Q filed November 16, 2020 that the Company may fail the REIT income tests for the taxable year ending December 31, 2020), which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date hereof and as of the Closing. Section headings in the Disclosure Schedule correspond to the sections of this Agreement, but information provided in any section of the Disclosure Schedule and any disclosure included in such Company Reports, including the exhibits and schedules thereto but excluding disclosures made in the "Risk Factors" or "Forward Looking Statements" sections thereof or any other disclosure included in such Company Reports that is cautionary, predictive or forward looking in nature, shall constitute disclosure for purposes of each section of this Agreement where such information is relevant.

Section 2.1   Organization of the Company. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Maryland. The Company has full power and authority to carry on its business as it is currently being conducted and to own, operate and hold under lease its assets and properties as, and in the places where, such assets and properties are currently owned, operated or held. The Company is duly qualified or licensed to do business as a foreign corporation or other entity and is in good standing in each other jurisdiction in which such qualification or licensing is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. True and complete copies of the Organizational Documents of the Company, as amended and in effect as of the date of this Agreement, have been provided to Purchaser.

Section 2.2   Organization of the Operating Partnership. The Operating Partnership has been duly formed and is validly existing as a limited partnership and is in good standing under the laws of the State of Delaware and has all partnership power and authority to own or lease, as the case may be, and to operate its properties and to conduct its business and to enter into and perform its obligations under this Agreement; and the Operating Partnership is duly qualified or licensed as a foreign partnership to transact business and is in good standing in each other jurisdiction in which such qualification or licensing is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company is the sole general partner of the Operating Partnership. The aggregate percentage ownership interest of the Company in the Operating Partnership is, and at the Closing, will be, as set forth on Section 2.2 of the Disclosure Schedule. Each of the holders of OP Units (other than the Company) issued and outstanding as of the date of this Agreement are, and at the Closing will be a direct or indirect wholly owned Subsidiary of the Company. The Partnership Agreement has been duly and validly authorized, executed and delivered by or on behalf of the Company and constitutes a valid and binding agreement of the Operating Partnership, enforceable against the Operating Partnership in accordance with its terms, except to the extent that such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity and, with respect to rights to indemnity and contribution thereunder, except as such rights may be limited by applicable Law or policies underlying such Law. True and complete copies of the Organizational Documents of the Operating Partnership, as amended and in effect as of the date of this Agreement, have been provided to Purchaser.

Section 2.3   Authorization; Enforceability.

(a)   Each of the Company and the Operating Partnership has all requisite corporate or other requisite entity power and authority to enter into this Agreement and the Transaction Agreements to which it is a party and to perform its obligations thereunder.

(b)   The execution and delivery of this Agreement by the Company and the performance by it of all of its obligations under this Agreement have been duly approved prior to the date of this Agreement by all requisite action, and no other proceedings or action are necessary on the part of the Company to authorize the execution, delivery and performance by the Company of this Agreement and the other Transaction Agreements to which it is a party. Each of the Transaction Agreements to which the Company is a party, when executed and delivered by the Company, will, assuming due and valid authorization, execution and delivery hereof by each other party hereto and thereto, constitute a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   The execution and delivery of this Agreement by the Operating Partnership and the performance by it of all of its obligations under this Agreement have been duly approved prior to the date of this Agreement by all requisite action, and no other proceedings or action are necessary on the part of the Operating Partnership to authorize the execution, delivery and performance by the Operating Partnership of this Agreement and the other Transaction Agreements to which it is a party. Each of the Transaction Agreements to which the Operating Partnership is a party, when executed and delivered by the Operating Partnership, will, assuming due and valid authorization, execution and delivery hereof by each other party hereto and thereto, constitute a valid and legally binding obligation of the Operating Partnership, enforceable against the Operating Partnership in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

Section 2.4   Capitalization.

(a)   The authorized capital stock of the Company consists of (i) 98,999,000 shares of Common Stock, (ii) 1,000,000 shares of preferred stock, $0.0001 par value per share, of the Company (the "Preferred Stock"), of which (x) 50,000 shares have been designated Series A Convertible Redeemable Preferred Stock (the "Series A Preferred Stock") and (y) 97,000 shares have been designated Series 1 Convertible Redeemable Preferred Stock (the "Series 1 Preferred Stock"), and (iii) 1,000 shares of Convertible Stock, $0.0001 par value per share (the "Convertible Stock"). As of the Effective Date, (A) 7,727,697.309 shares of Common Stock were issued and outstanding, (B) 2,862.246 shares of Series A Preferred Stock were issued or outstanding, (C) 39,810.929 shares of Series 1 Preferred Stock were issued or outstanding and (D) no shares of Convertible Stock are issued or outstanding. All of the shares of Common Stock, shares of Series A Preferred Stock and shares of Series 1 Preferred Stock issued and outstanding as of the Effective Date have been duly authorized and validly issued are fully paid, nonassessable and free of preemptive rights and were issued in compliance with all applicable federal and state securities Laws. The shares of Common Stock issuable upon exercise of the Warrants and the OP Unit Consideration will be, when issued, duly authorized by all necessary corporate action on the part of the Company, validly issued, fully paid and nonassessable and free of preemptive rights and issued in compliance with all applicable federal and state securities Laws.

(b)   The Stock Plan has been duly adopted by the Board of Directors and approved by the Company's stockholders. No shares have been issued under the Stock Plan pursuant to restricted stock award agreements. No options to purchase shares have been granted under the Stock Plan, no other awards or grants have been promised by the Company or approved by the Board of Directors. 500,000 shares of Common Stock remain available for future issuance under the Stock Plan to officers, directors, employees and consultants. The Company has furnished to the Purchaser complete and accurate copies of the Stock Plan and forms of agreements used thereunder.

(c)   Except as set forth on <u>Section 2.4(c)</u> of the Disclosure Schedule or as contemplated by this Agreement, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements, performance shares, performance share units, convertible or exchangeable securities or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of stock or other voting securities or ownership interest in the Company, Operating Partnership or any Subsidiary, orally or in writing, to purchase or acquire from the Company any shares of Common Stock or Preferred Stock, or from the Operating Partnership any OP Units or any securities convertible into or exchangeable for shares of Common Stock, Preferred Stock or OP Units.

(d)   The OP Units issued and outstanding prior to the Effective Date were issued in accordance with the Partnership Agreement and in compliance with applicable securities Laws and were not issued in violation of any preemptive or similar rights. No options, warrants or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for, OP Units of or ownership interests in the Operating Partnership are or will be outstanding at the Closing.

(e)   The Company has no outstanding bonds, debentures, notes or other obligations or securities the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with the stockholders of the Company on any matter (whether together with such shareholders or as a separate class).

(f)   Neither the Company, the Operating Partnership nor any Subsidiary is under any obligation, contingent or otherwise, by reason of any agreement to register the offer and sale or resale of any of their securities under the Securities Act. Neither the Company, the Operating Partnership nor any Subsidiary has a "poison pill" or similar shareholder rights plan.

(g)   Except as set forth on <u>Section 2.4(g)</u> of the Disclosure Schedule, there are no (i) voting trusts, proxies or other similar agreements or understandings to which the Company, the Operating Partnership or any Subsidiary was bound with respect to the voting of any shares of stock of the Company, the Operating Partnership or other equity interests in any Subsidiary, (ii) contractual obligations or commitments of any character to which the Company, the Operating Partnership or any Subsidiary was a party or by which the Company, the Operating Partnership or any Subsidiary was bound restricting the transfer of, or requiring the registration for the sale of, any shares of stock of the Company, the Operating Partnership or other equity interests in any Subsidiary, or (iii) stock appreciation rights, performance shares, performance share units, contingent value rights, "phantom" stock or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of stock or other voting securities or ownership interests in the Company, the Operating Partnership and any Subsidiary.

Section 2.5   Subsidiaries; Other Interests. The only direct and indirect subsidiaries of the Company are the Operating Partnership and the Persons listed on Section 2.5 of the Disclosure Schedule (each a "Subsidiary" and, together, the "Subsidiaries"). Each Subsidiary has been duly organized or formed and is validly existing in good standing under the Laws of the State of its incorporation or formation, has the power and authority as a limited partnership or limited liability company, as applicable, to own, lease and operate its properties and to conduct its business and is not required to qualify to transact business and be in good standing in any other jurisdiction, whether by reason of the ownership or leasing of property or the conduct of its business, except where the failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. Each Subsidiary has all requisite power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted. All of the issued and outstanding equity interests of each Subsidiary were duly authorized and were issued in accordance with its Organizational Documents. Other than outstanding OP Units held by Persons other than the Company and except as set forth on Section 2.5 of the Disclosure Schedule, all of the issued and outstanding equity interests of each Subsidiary are owned by the Company or the Operating Partnership, directly or through a Subsidiary, free and clear of any Lien. None of the outstanding equity interests of any Subsidiary were issued in violation of the preemptive or similar rights of any securityholder of such Subsidiary. Except for the interests in the Subsidiaries, neither the Company nor any Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any Person.

Section 2.6   Governmental Consents and Filings. Except as set forth on Section 2.6 of the Disclosure Schedule, and assuming the accuracy of the representations made by the Purchaser in Section 4.8 of this Agreement, no consent, approval, Order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Entity is required on the part of the Company and the Operating Partnership in connection with the consummation of the transactions contemplated by this Agreement, except for filings pursuant to the Securities Act, the Exchange Act and applicable state securities Laws, which have been made or will be made in a timely manner and except where (x) any failure to obtain such consents, approvals, Orders or authorizations, or registrations, qualifications, designations, declarations or filings or (y) any failure to make such filings, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or have a material adverse effect on the ability of the Company to consummate the Transactions.

Section 2.7   Legal Actions. Except as set forth on Section 2.7 of the Disclosure Schedule, as of the date hereof, there is no Legal Action pending or, to the Company's knowledge, currently threatened (i) against the Company, the Operating Partnership or any Subsidiary; (ii) to the Company's knowledge, against any officer, director or employee of the Company, the Operating Partnership or any Subsidiary arising out of their employment or board relationship with the Company, the Operating Partnership or any Subsidiary; or (iii) that questions the validity of the Transaction Agreements or the right of the Company or the Operating Partnership to enter into them or to consummate the Transactions, except, in the case of (i) or (ii), for immaterial ordinary course Legal Actions. Neither the Company, the Operating Partnership nor any Subsidiary nor, to the Company's knowledge, any of their respective officers, directors or employees is a party or is named as subject to the provisions of any Order of any Governmental Entity (in the case of officers, directors or employees, such as would affect the Company). Except as set forth on Section 2.7 of the Disclosure Schedule, there is no Legal Action by the Company, the Operating Partnership or

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any Subsidiary pending or that the Company, the Operating Partnership or any Subsidiary intends to initiate. The foregoing includes, without limitation, Legal Actions pending or, to the Company's knowledge, threatened involving the prior employment of any of the Company's, the Operating Partnership's or any Subsidiaries' employees, their services provided in connection with the Company's business, or any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers.

Section 2.8   Possession of Intellectual Property. The Company and its Subsidiaries own or possess or have the right to use all Company Intellectual Property necessary to carry on their respective businesses as currently conducted. Excluding commercial off-the-shelf software, Section 2.8 of the Disclosure Schedule sets forth a complete and accurate list of all material Company Intellectual Property. Except as set forth on Section 2.8 of the Disclosure Schedule, all commercial off-the-shelf software is licensed by the Company on terms typically available to entities like the Company; and neither the Company nor any of its Subsidiaries has received any written notice of any infringement of, misappropriation of, or conflict with asserted rights of others with respect to any Company Intellectual Property or, to the knowledge of Company, is aware of any facts or circumstances which would render any Company Intellectual Property invalid or inadequate to protect the interests of the Company or any of its Subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, individually or in the aggregate, could be material to the Company. Except as set forth on Section 2.8 of the Disclosure Schedule, the Company has required former and current employees of the Company or any of its Subsidiaries (or other agents, consultants and contractors of the Company or any of its Subsidiaries) to execute written Contracts that assign to the Company all rights to any inventions, improvements, discoveries or information relating to the business of the Company and its Subsidiaries. To the knowledge of the Company, there is no unauthorized use, infringement or misappropriation of any of the Company Intellectual Property by any third party, employee or former employee. Each agreement and instrument (each, a "Company License Agreement") pursuant to which any Intellectual Property is licensed to the Company or any of its Subsidiaries is in full force and effect, has been duly authorized, executed and delivered by, and is a valid and binding agreement of, the Company or the applicable Subsidiary, as the case may be, enforceable against the Company or such Subsidiary in accordance with its terms, except as enforcement thereof may be subject to bankruptcy, insolvency or other similar laws relating to or affecting creditors' rights generally or by general equitable principles; the Company and its Subsidiaries are in material compliance with their respective obligations under all Company License Agreements and, to the knowledge of the Company, all other parties to any of the Company License Agreements are in compliance with all of their respective obligations thereunder, no event or condition has occurred or exists, to the knowledge of the Company, that gives or would give any party to any Company License Agreement the right, either immediately or with notice or passage of time or both, to terminate or limit (in whole or in part) any such Company License Agreement or any rights of the Company or any of its Subsidiaries thereunder to exercise any of such party's remedies thereunder, or to take any action thereunder that would adversely affect any rights of the Company or any of its Subsidiaries thereunder or that might have a Company Material Adverse Effect, and neither the Company nor any of its Subsidiaries has received any written notice of default, breach or noncompliance under any Company License Agreement. The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all trade secrets and any other material confidential information of the Company and its Subsidiaries. To the Company's knowledge, no such trade secrets or other

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material confidential information has been disclosed by the Company or any Subsidiaries to any Person other than pursuant to a written agreement restricting the disclosure and use of such trade secrets or any other material confidential information by such Person.

Section 2.9   Certain Transactions.

(a)   Except as set forth on Section 2.9(a) of the Disclosure Schedule, other than (i) standard employee benefits generally made available to all employees, (ii) standard director and officer indemnification agreements approved by the Board of Directors, and (iii) the transactions described in the Transaction Agreements, there are no agreements or understandings between the Company and any of its officers, directors, employees, or any Affiliate thereof that are currently in effect or that are proposed to take effect between the date hereof and the Closing.

(b)   Except as set forth on Section 2.9(b) of the Disclosure Schedule, (i) none of the Company, the Operating Partnership or any Subsidiary is indebted, directly or indirectly, to any of its respective directors, officers or employees, or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the Ordinary Course of Business and for other customary employee benefits made generally available to all employees, and (ii) none of the Company's directors, officers or employees, or any members of their immediate families, or any Affiliate of the foregoing are, directly or indirectly, indebted to the Company, the Operating Partnership or any Subsidiary.

Section 2.10   Related Party Transactions. From January 1, 2017 through the date of this Agreement, there have been no transactions or contracts between the Company or any Subsidiary, on the one hand, and any Affiliates (other than Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

Section 2.11   Absence of Violation, Defaults and Conflicts.

(a)   Neither the Company, the Operating Partnership, nor any of the Subsidiaries is (A) in violation of its Organizational Documents, or (B) in default in any material respect in the performance or observance of any Material Contract to which the Company, the Operating Partnership or any Subsidiary is a party or by which it or any of them may be bound or to which any of the Properties or assets of the Company, the Operating Partnership or any Subsidiary is subject (collectively, "Agreements and Instruments").

(b)   Except for the mortgage Indebtedness of the Company, the Operating Partnership, or a Subsidiary and lender consents described in Section 2.11(b) of the Disclosure Schedule, the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the transactions contemplated herein and therein and compliance by the Company and its Subsidiaries with its obligations hereunder do not and will not, whether with or without the giving of notice or passage of time or both, (A) conflict with, or constitute a breach of or default under, any Agreements and Instruments, (B) result in the creation or imposition of any Lien upon any Properties or assets of the Company, the Operating Partnership or any Subsidiary pursuant to any of the Agreements and Instruments, (C) give any party to any of the Agreements and Instruments any right of termination, cancellation, acceleration or modification thereunder, (D) result in the termination or nonrenewal of any material permit or license applicable to the Company, the Operating Partnership, or any Subsidiary, or (E) result in any violation of (i) the provisions of the Organizational Documents of the Company, the Operating Partnership or any Subsidiary; or (ii) any Law or Order applicable to the Company, the Operating Partnership or any Subsidiary or any of their respective Properties or other assets, except where any such conflict, breach, default, imposition of Lien, termination, cancellation, acceleration, modification, nonrenewal or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or have a material adverse effect on the ability of the Company to consummate the Transactions.

Section 2.12   Financial Statements; Non-GAAP Financial Measures.

(a)   The financial statements included in the Company Reports filed with or furnished to the SEC since December 31, 2017, together with the related schedules and notes, presented fairly in all material respects the financial position of the Company and its Subsidiaries at the dates indicated and the statement of operations, shareholders' equity and cash flows of the Company and its Subsidiaries for the periods specified, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by (i) U.S. generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved and (ii) the applicable rules and regulations of the SEC; and said financial statements have been prepared in conformity with GAAP applied on a consistent basis throughout the periods involved. The supporting schedules, if any, presented fairly in accordance with GAAP the information required to be stated therein. Except as included therein, no historical or pro forma financial statements or supporting schedules were required to be included in the Company Reports filed with or furnished to the SEC since December 31, 2017. All disclosures contained in the Company Reports filed with or furnished to the SEC since December 31, 2017 regarding "non-GAAP financial measures" (as such term is defined by the rules and regulations of the SEC) complied in all material respects with Regulation G of the Exchange Act and Item 10 of Regulation S-K of the Securities Act, to the extent applicable.

(b)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, neither the Company, the Operating Partnership nor any of its Subsidiaries has any Liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those Liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020 (including any notes thereto) and for Liabilities incurred in the Ordinary Course of Business or in connection with this Agreement and the Transactions. Section 2.31 of the Disclosure Schedule applies to this Section 2.12. No Subsidiary is required to file any form or report with the SEC.

(c)   Neither the Company nor any Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement, including any Contract relating to any transaction or relationship between or among the Company and any Subsidiary, on the one hand, and any unconsolidated Affiliate of the Company or any Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K), where the result, purpose or effect of such Contract is to avoid

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disclosure of any material transaction involving, or material Liabilities of, the Company, any Subsidiary or such Company's or Subsidiary's audited financial statements or other Company Reports.

Section 2.13   Compliance with Laws and Orders. Each of the Company, the Operating Partnership and each Subsidiary is, and has been at all times during the past three (3) years, in compliance in all material respects with all Laws related to its business or operations or ownership or the use of any property. There is no Order of any Governmental Entity having jurisdiction over, and applicable to, the Company, the Operating Partnership or any Subsidiary or any of their respective Properties, assets or operations that has had or could reasonably be expected to have a Company Material Adverse Effect or to materially affect the value of any of the Company's Properties. Neither the Company, the Operating Partnership nor any Subsidiary has received, at any time during the past three (3) years, any written notice of any alleged or threatened Legal Action, violation of, liability under or potential responsibility under any Laws or Orders relating to its business or to the use, ownership and operation of its Properties, which Legal Action, violation, liability or responsibility has had or could reasonably be expected to have a Company Material Adverse Effect or could reasonably be expected to materially affect the value of any of the Company's Properties.

Section 2.14   Changes. Since December 31, 2019, through the date hereof, the Company and the Subsidiaries have conducted their businesses in all material respects in the Ordinary Course of Business consistent with past practice (except for any action taken in connection with the negotiation, execution and consummation of this Agreement and the transactions contemplated hereby) and there has not been: (i) any event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) any action taken by the Company or any of its Subsidiaries that, if taken by the Company or any of its Subsidiaries during the period from the date of this Agreement through the Closing without Purchaser's consent, would constitute a violation of Section 7.2(a)(i) in any material respect.

Section 2.15   Employee Matters.

(a)   Section 2.15(a) of the Disclosure Schedule sets forth a description of all compensation, including salary, bonus, retainers, severance obligations and deferred compensation: (1) payable for each officer, employee, consultant and independent contractor of the Company, including any such compensation that would be triggered by the Transactions; and (2) paid to each officer, employee, consultant and independent contractor of the Company during the fiscal years ended December 31, 2018 and December 31, 2019.

(b)   None of the Company's employees are obligated under any Contract (including licenses, covenants or commitments of any nature) or are subject to any Order of any Governmental Entity, that would materially interfere with such employee's ability to promote the interest of the Company or that would conflict with the Company's business. Neither the execution or delivery of the Transaction Agreements, nor the carrying on of the Company's business by the employees of the Company, nor the conduct of the Company's business as now conducted, will, to the Company's knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any Contract under which any such employee is now obligated.

(c)   Except as set forth in <u>Section 2.15(c)</u> of the Disclosure Schedule, the Company is not delinquent in payments to any of its present or former employees, consultants, or independent contractors for any wages, salaries, commissions, bonuses, retainers, or other direct compensation for any service performed for it to the date hereof or amounts required to be reimbursed to such present or former employees, consultants, or independent contractors. Except as set forth in <u>Section 2.15(c)</u> of the Disclosure Schedule, the Company has complied and is in compliance in all material respects with all applicable state and federal laws and regulations thereunder, including with all state and federal equal employment opportunity Laws and with all other Laws related to employment, including those related to wages, hours, worker classification, collective bargaining, disability, immigration, health and safety, harassment, non-discrimination in employment, workers' compensation, unemployment compensation and the collection and payment of withholding or payroll Taxes and similar Taxes. Except as set forth in <u>Section 2.15(c)</u> of the Disclosure Schedule, the Company or the applicable Subsidiary has withheld and paid to the appropriate Governmental Entity or is holding for payment not yet due to such Governmental Entity all amounts required to be withheld from employees of the Company and is not liable for any arrears of wages, taxes, penalties, or other sums for failure to comply with any of the foregoing. Neither the Company nor any Subsidiary is party to, or bound by, any collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor union organization, nor are there any negotiation or discussions currently pending or, to the knowledge of the Company, threatened against the Company or any of the Subsidiaries related to their business.

(d)   Except as set forth in <u>Section 2.15(d)</u> of the Disclosure Schedule and other than immaterial disputes by any present or former employee, there are no proceedings pending or, to the Company's knowledge, threatened against the Company or any of the Subsidiaries in any forum by or on behalf of any present or former employee of the Company or any of the Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment Contract, violation of any law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company or any of the Subsidiaries in connection with the employment relationship.

(e)   The employment of each officer and employee of the Company is terminable at the will of the Company. Except as set forth in <u>Section 2.15(e)</u> of the Disclosure Schedule or as required by Law, upon termination of the employment of any such officer or employee, no severance or other payments will become due. Except as set forth in <u>Section 2.15(e)</u> of the Disclosure Schedule, the Company has no policy, practice, plan, or program of paying severance pay or any form of severance compensation in connection with the termination of employment services.

(f)   The Company has not made any representations regarding equity incentives to any officer, employee, director or consultant.

(g)   Except as set forth in <u>Section 2.15(g)</u> of the Disclosure Schedule, none of the Company's current officers, employees or directors has been (a) subject to voluntary or involuntary petition under the federal bankruptcy laws or any state insolvency Law or the appointment of a receiver, fiscal agent or similar officer by a court for his or her business or property; (b) to the Company's knowledge, convicted in a criminal proceeding or named as a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (c) subject to any Order (not subsequently reversed, suspended, or vacated) of any court of competent jurisdiction permanently or temporarily enjoining him or her from engaging, or otherwise imposing limits or conditions on his or her engagement in any securities, investment advisory, banking, insurance, or other type of business or acting as an officer or director of a public company; or (d) found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated any federal or state securities, commodities, or unfair trade practices Law, which such judgment or finding has not been subsequently reversed, suspended, or vacated.

Section 2.16   ERISA.

(a)   Section 2.16(a) of the Disclosure Schedule sets forth a true, correct and complete list of every employee benefit plan, including those plans within the meaning of ERISA Section 3(3) (whether or not subject to ERISA), and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, compensation, deferred compensation, performance award, phantom equity, retirement or supplemental retirement, severance, employment, change-in-control, profit sharing, pension, vacation, paid time off, Code Section 125 cafeteria, dependent care, medical, dental, vision, disability, welfare, employee assistance program, education or tuition assistance programs, fringe benefit and each insurance and other similar agreement, policy, program, arrangement or plan (and any amendments thereto), in each case whether or not reduced to writing, whether funded or unfunded, whether or not tax-qualified, and whether or not subject to ERISA, that (i) is maintained, adopted, sponsored, contributed to or required to be contributed to by the Company or any Subsidiary, or (ii) under or with respect to which the Company or any Subsidiary or their respective ERISA Affiliates has any material liability, including any plan previously maintained, adopted, sponsored, contributed to or required to be contributed to by the Company or any Subsidiary for which the Company or any Subsidiary or their respective ERISA Affiliates has any material liability ("Company Employee Program(s)").

(b)   With respect to each Company Employee Program, Company has made available to Purchaser accurate, current and complete copies of each of the following, to the extent applicable: (i) where the Company Employee Program has been reduced to writing, the plan document together with all amendments; (ii) where the Company Employee Program has not been reduced to writing, a written summary of all material plan terms; (iii) copies of any trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts, administration agreements and similar agreements, and investment management or investment advisory agreements, now in effect or required in the future as a result of the transactions contemplated by this Agreement; (iv) copies of any summary plan descriptions, summary of material modifications, summaries of benefits and coverage, Company employee benefits plan summary, the most recent employee handbook and, for the last three (3) years, any other material written communications (or a description of any material oral communications) relating to any Company Employee Program, including but not limited to, any form COBRA notices or documents; (v) in the case of any Company Employee Program that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion or advisory letter from the Internal Revenue Service and any Internal Revenue Service legal opinions issued thereafter with respect to such Company Employee Program's continued qualification; (vi) in the case of any Company Employee Program for which a Form 5500 must be filed, a copy of the three

(3) most recently filed Forms 5500, with all corresponding schedules and financial statements attached; (vii) actuarial valuations and reports related to any Company Employee Program with respect to the two (2) most recently completed plan years; (viii) the most recent nondiscrimination tests performed under the Code; and (ix) copies of material notices, letters or other correspondence received within the last three (3) years from the Internal Revenue Service, Department of Labor, Department of Health and Human Services, Pension Benefit Guaranty Corporation or other Governmental Authority relating to the Company Employee Program.

(c)   Each Company Employee Program that is intended to qualify under Section 401(a) of the Code with a cash or deferred arrangement has received a favorable determination or can rely on an opinion letter from the IRS regarding its qualification thereunder and is so qualified, and such benefit is exempt from federal income taxes under Section 401(a) of the Code and no event has occurred and no condition exists that could reasonably be expected to affect the qualified status of such plan.

(d)   Each Company Employee Program complies in form and has been established, administered and maintained, in all material respects, in accordance with the requirements of applicable law, including ERISA and the Code, and regulations thereunder, and is being administered and operated in all material respects in accordance with its terms. Nothing has occurred with respect to any Company Employee Program that has subjected or could reasonably be expected to subject the Company or any of its ERISA Affiliates or, with respect to any period on or after the Closing Date, Purchaser or any of its Affiliates, to a penalty under Section 502 of ERISA or to any tax penalty under Section 4975 or 4980H of the Code. Neither the Company nor any of its ERISA Affiliates has incurred or reasonably expects to incur, either directly or indirectly, any material liability under Title I or Title IV of ERISA or related provisions of the Code or applicable local law relating to employee benefit plans.

(e)   No Company Employee Program or any other employee benefit plan established, administered, adopted, maintained, sponsored or contributed to by the Company or any ERISA Affiliate now or at any time within the previous six (6) years was subject to Title IV of ERISA or is a multiemployer plan, within the meaning of ERISA Section 3(37). None of the Company Employee Programs are a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(f)   All payments and/or contributions required to have been made with respect to all Company Employee Programs either have been timely made or have been accrued in accordance with the terms of the applicable Company Employee Program, the Company's accounting procedures, and applicable Law.

(g)   Within the last three (3) years, no audit by a Governmental Entity, material Liability or Action has been made, or, to the Company's knowledge, commenced or threatened, with respect to any Company Employee Program (other than for benefits payable in the Ordinary Course of Business). No Company Employee Program has within the last three (3) years been the subject of an application or filing or is a participant in an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity.

(h)   No Company Employee Program provides for post-termination or retiree medical benefits (other than under Section 4980B of the Code or as required under other applicable law) to any current or future retiree or former employee.

(i)   Except as otherwise provided in this Agreement or as required by Section 411(d)(3) of the Code, neither the execution and delivery of this Agreement nor the consummation of the Transaction will (either alone or together with any other event) (i) result in, or cause, the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, trustee or other service provider of the Company, (ii) result in any payment or benefit (including stock-based compensation) to any person which would constitute an "excess parachute payment" (within the meaning of Section 280G of the Code), or (iii) result in any limitation on the ability of the Company or any Subsidiary to amend, merge, or terminate any Company Employee Program.

(j)   Within the last six (6) years, there have been no non-exempt "prohibited transactions" (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Employee Program and none of the Company or any of its ERISA Affiliates has engaged in any prohibited transaction, in any case that have not been corrected in full, except, in either case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(k)   The Company, and each Company Employee Program that is a "group health plan" as defined in Section 733(a)(1) of ERISA (a "Health Plan"), (i) is in compliance in all material respects with the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 ("PPACA"), the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152 ("HCERA"), and the regulations and guidance issued thereunder, and (ii) has been in compliance in all material respects with such laws since March 23, 2010. No event has occurred, and no conditions or circumstance exists, that would subject the Company to penalties or excise taxes under Sections 4980D or, 4980H of the Code or any other provision of PPACA, HCERA, or the Code.

(l)   Each Company Employee Program can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material liabilities to Purchaser, the Company or any of their Affiliates other than ordinary administrative expenses typically incurred in a termination event. The Company has no commitment or obligation and has not made any representations to any employee, officer, director, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate any Company Employee Program in connection with the consummation of the transactions contemplated by this Agreement or otherwise.

(m)   Each Company Employee Plan that is subject to Section 409A of the Code has been administered in all material respects in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations) thereunder. The Company does not have any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Section 409A of the Code.

Section 2.17   Reserved.

Section 2.18   Permits. The Company and its Subsidiaries possess all permits, licenses, approvals, consents, registrations, certificates, orders, waivers, clearances, variances and other authorizations (collectively, "Governmental Licenses") issued by the appropriate Governmental Entities necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, result in a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms and conditions of all Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Company Material Adverse Effect. All of the Governmental Licenses that the Company, the Operating Partnership or any Subsidiary currently possess are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any notice of proceedings relating to the revocation or modification of any Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received written notice that any Governmental License will be terminated or modified or cannot be renewed in the Ordinary Course of Business, except which termination, modification or nonrenewal would not, singly or in the aggregate, result in a Company Material Adverse Effect.

Section 2.19   Title to Property; Real Property.

(a)   All of the Company Property or investments in Property by the Company, the Operating Partnership and each Subsidiary are accurately described in the Company Reports or in Section 2.19(a) of the Disclosure Schedule. The Company, the Operating Partnership and the Subsidiaries have fee title to all Company Property owned by them and are the fee title owners of all other Properties owned by them, in each case, free and clear of all Liens except such as (A) are described in the Company's Reports or in Section 2.19(a) of the Disclosure Schedule or (B) do not, singly or in the aggregate, materially affect the value of such Property and do not interfere with the use made and proposed to be made of such Property by the Company, the Operating Partnership or any of its Subsidiaries as described in the Company Reports filed with the SEC since December 31, 2017. The Company has provided to the Purchaser complete copies of title reports and surveys relating to the Company Properties in the Company's possession or control. All of the leases, subleases, parking agreements and other operational agreements material to the business of the Company, the Operating Partnership and its Subsidiaries, considered as one enterprise, and under which the Company, the Operating Partnership or any of its Subsidiaries holds Properties described in the Company's Reports, are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, result in a Company Material Adverse Effect. Neither the Company, the Operating Partnership nor any such Subsidiary has received any written notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company, the Operating Partnership or any Subsidiary under any of the leases, subleases, parking agreements or other operational agreements mentioned above, or affecting or questioning the rights of the Company, the Operating Partnership or such Subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease.

(b)   Section 2.19(b) of the Disclosure Schedule sets forth a true, correct and complete list of the Property which, as of the date of this Agreement, is under Contract to be purchased by the Company or a Subsidiary after the date of this Agreement or that is required under a binding Contract to be leased or subleased by the Company or a Subsidiary as lessee or sublessee after the date of this Agreement. There are no written agreements to which either the Company or any Subsidiary is a party pursuant to which either the Company or any Subsidiary is obligated to buy, lease or sublease any Properties at some future date.

(c)   There are title insurance policies issued to the Company or the applicable Subsidiary for each Company Property, and no written claim has been made against any such policy by the Company or any Subsidiary which remains outstanding.

(d)   Neither the Company nor any Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or, the knowledge of the Company, threatened with respect to any of the Company Properties (assuming it continued use in the manner it is currently used), or otherwise impair in any material manner the operations of such Company Properties, or (ii) any Laws, including any zoning regulation or ordinance, building or similar Law, code, ordinance, order or regulation, has been violated for any Company Property, which have not been cured, contested in good faith or which violations would individually, or in the aggregate, have a Company Material Adverse Effect.

(e)   Except as set forth on Section 2.19(e) of the Disclosure Schedule, neither the Company nor any Subsidiary has granted any unexpired option agreements, rights of first offer or rights of first refusal with respect to the purchase of a Company Property or any portion thereof or any other unexpired rights in favor of any Persons to purchase or otherwise acquire a Company Property or any portion thereof or entered into any contract for sale or letter of intent to sell any Company Property or any portion thereof.

(f)   Section 2.19(f) of the Disclosure Schedule sets forth a true, correct and complete list of each ground lease or other agreement pursuant to which the Company or any Subsidiary is a lessee or sublessee with respect to any of the Company Properties that is subject to such ground lease, together with all amendments, modifications, supplements, renewals and extensions related thereto (each, a "Company Ground Lease"), and identifies each Company Property that is subject to such Company Ground Lease, the Company or the Subsidiary that is a party to such agreement, the date of such agreement and each amendment relating thereto. The Company has made available to the Purchaser correct and complete (in all material respects) copies of all Company Ground Leases that are in effect as of the date hereof. With respect to each Company Ground Lease, (x) such Company Ground Lease is valid and in full force and effect, (y) the applicable Subsidiary is not in default under such Company Ground Lease and, to the Company's knowledge, the applicable lessor counterparty is not in material default under such Company Ground Lease, and (z) and none of the Company or any Subsidiary has received written notice that it has violated or is in default under any Company Ground Lease, except, in the case of both clauses (y) and (z) for violations or defaults that would not, individually or in the aggregate, result in the termination of the Ground Lease.

(g)   Section 2.19(g) of the Disclosure Schedule sets forth a true, correct and complete list of each lease or sublease, to which the Company, or any Subsidiary is a lessor or sublessor with respect to any of the Company Properties together with all amendments, modifications, supplements, renewals and extensions related thereto, which lease or sublease (i) (A) provides for annual rent in excess of $50,000 and (B) has a term of twelve (12) months or longer, (ii) is for a net rentable area in excess of 100 square feet or (iii) is between two Affiliates of the Company (each, a "Company Major Lease"). The Company has made available to the Purchaser correct and complete (in all material respects) copies of all Company Major Leases that are in effect as of the date hereof. With respect to each Company Major Lease, (x) such Company Major Lease is valid and in full force and effect, (y) the applicable Subsidiary is not in material default under such Company Major Lease and, to the Company's knowledge, the applicable lessee counterparty is not in material default under such Company Major Lease, and (z) and none of the Company or any Subsidiary has received written notice that it has violated or is in default under such Company Major Lease, except as would not, individually or in the aggregate, result in a Company Material Adverse Effect.

(h)   Reserved.

(i)   Section 2.19(i) of the Disclosure Schedule sets forth a true, correct and complete list of the Property which is under ground-up development or under material renovation as of the date hereof (each, a "Company Development Property", and, collectively, the "Company Development Properties"). There are no defaults under any of the Company Development Properties which, individually or in the aggregate, have had, or would reasonably be expected to have, a Company Material Adverse Effect. The Company or the Subsidiaries have obtained any and all material approvals, consents and authorizations to initiate and complete the currently contemplated development, redevelopment or constructions of the Company Development Properties. Section 2.19(i) of the Disclosure Schedule lists the common name and address of each Company Property which is vacant land.

(j)   The Company has not received written notice of any condition existing with respect to the maintenance, operation, use or occupancy of the Company Property which violates any statute, ordinance, Law or code, nor has the Company nor any Subsidiary received any notice, written or otherwise, from any Governmental Entity alleging violations of any Law, statute, ordinance, or regulation relating to the Company Property, any building, health or fire codes, any building, occupancy or use restrictions, or any other such matters.

(k)   The Company has not received written notice of any pending or contemplated eminent domain, condemnation, or other governmental or quasi-governmental taking of all or any part of the Company Property.

Section 2.20   Accounting Controls and Disclosure Controls.   Except as set forth on Section 2.20 of the Disclosure Schedule, the Company, the Operating Partnership and each of its Subsidiaries maintain effective internal control over financial reporting (as defined under Rule 13a-15(f) and 15d-15(f) under the Exchange Act) and a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management's general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management's general or specific authorization; (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (E) the interactive data in eXtensible Business Reporting Language included in the Company Reports filed with the SEC since December 31, 2017 fairly present the information called for in all material respects and are prepared in accordance with the SEC's rules and guidelines applicable thereto. Since December 31, 2017, there has been (1) no significant deficiency or material weakness in the Company's, the Operating Partnership's and the Subsidiaries internal control over financial reporting (whether or not remediated) and (2) no change in the Company's, the Operating Partnership's or the Subsidiaries' internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Company, the Operating Partnership and each of its Subsidiaries maintain an effective system of disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to the Company's management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure. Section 2.31 of the Disclosure Schedule applies to this Section 2.20.

Section 2.21   Compliance with the Sarbanes-Oxley Act. Since December 31, 2017, there is and has been no failure on the part of the Company or any of the Company's directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the "Sarbanes-Oxley Act"), including Section 402 related to loans and Sections 302 and 906 related to certifications. The principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

Section 2.22   Investment Company Act. The Company is not required to register as an "investment company" under the Investment Company Act of 1940, as amended. Neither the Operating Partnership nor any of the Subsidiaries is an "investment company" as defined in the Investment Company Act of 1940, as amended.

Section 2.23   Insurance. The Company, the Operating Partnership and the Subsidiaries carry or are entitled to the benefits of insurance, with financially sound and reputable insurers, in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar business, and all such insurance is in full force and effect and all premiums due and payable thereon have been paid. The Company and the Operating Partnership have no reason to believe that they or any of the Subsidiaries will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Company Material Adverse Effect. Neither of the Company nor any of its Subsidiaries has been denied any insurance coverage that it has sought or for which it has applied, except, in each case, for any denial that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 2.23 of the Disclosure Schedule, there is no claim by the Company or any Subsidiary pending under any such insurance policies which (a) has been denied or disputed by the insurer or (b) would have, or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No written notice of cancelation or termination has been received by the Company with respect to any such insurance policy other than in connection with ordinary course renewals.

Section 2.24 Organizational Documents.   The Organizational Documents of the Company, the Operating Partnership and each Subsidiary are in the form provided to the Purchaser and neither the Company, the Operating Partnership nor any Subsidiary are in violation of any of the provisions of such documents. Except as set forth on Section 2.24 of the Disclosure Schedule, the copy of the minute books of the Company made available to the Purchaser in the datasite contains substantially all of the minutes of all material meetings of Board of Directors and shareholders and all material actions by written consent without a meeting by the Board of Directors and shareholders from December 31, 2017 through the Effective Date and accurately reflects in all material respects all actions by the Board of Directors and shareholders with respect to all transactions referred to in such minutes; excluding any minutes that have been redacted or excluded (a) to preserve the attorney-client privilege with respect to the Stockholder Litigation Matters, SEC Investigation, or other material Legal Actions, (b) to conceal the identity of other parties to, and the specific terms of, potential strategic transactions contemplated by the Company prior to the Effective Date or (c) conceal matters relating to this Agreement and the Transactions.

Section 2.25 Environmental and Safety Laws. (A) Neither the Company, the Operating Partnership nor any of the Subsidiaries is in violation of any Law, or any judicial or administrative interpretation thereof, including any judicial or administrative Order, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, Laws relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws") that could reasonably be expected to have a Company Material Adverse Effect or to materially affect the value of any of the Company's Properties; (B) the Company, the Operating Partnership and the Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance in all material respects with their requirements; except where the failure to obtain such permit, authorization or approval would not, singly or in the aggregate, result in a Company Material Adverse Effect, (C) there are no pending or, to the knowledge of the Company, threatened administrative, regulatory or judicial Legal Actions, demands, demand letters, Liens, notices of noncompliance or violation relating to any Environmental Law against the Company, the Operating Partnership or any of the Subsidiaries that could reasonably be expected to have a Company Material Adverse Effect or to materially affect the value of any of the Company's Properties; and (D) to the knowledge of the Company, there are no events or circumstances that would reasonably be expected to form the basis of an Order for clean-up or remediation, or a Legal Action by any private party or Governmental Entity, against or affecting the Company, the Operating Partnership or any of the Subsidiaries or Company Properties relating to Hazardous Materials or any Environmental Laws. To the knowledge of the Company, except as disclosed in Section 2.25 of the Disclosure Schedule, there are no (i) aboveground or underground storage tanks, (ii) polychlorinated biphenyls ("PCBs") or PCB-containing equipment, or (iii) dry-cleaning facilities, in each case in, on, or under any currently owned Property or other assets currently owned by the Company, the Operating Partnership or the Subsidiaries. The Company has made available to the Purchaser copies of all Phase I reports and all other material reports, assessments, and studies prepared by the Company or any Subsidiary and in the Company's or any Subsidiary's possession or under its control that relate to the Company's or any Subsidiary's compliance with Environmental Laws or the environmental condition of any Property currently owned, operated or leased by the Company or any Subsidiary.

Section 2.26   Data Privacy. In connection with its collection, storage, transfer (including without limitation, any transfer across national borders) and/or use of any personal identifiable information from any individuals, including, without limitation, any customers, prospective customers, employees, tenants and/or other third parties (collectively, "Personal Information"), the Company is and has been in compliance with all applicable Laws, the Company's own and then-current privacy policies, and the applicable requirements of any Contract to which the Company is a party, except where the failure so to comply would not, singly or in the aggregate, result in a Company Material Adverse Effect. The Company has commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect all Personal Information collected by it or on its behalf from and against unauthorized access, use and/or disclosure. The Company is in compliance in all material respects with all federal and state Laws relating to data loss, theft and breach of security notification obligations, except where the failure so to comply would not, singly or in the aggregate, result in a Company Material Adverse Effect. To the knowledge of the Company, there has been no loss of, or unauthorized access, use, or disclosure of any Personal Information.

Section 2.27   Foreign Corrupt Practices Act. None of the Company, the Operating Partnership nor any of its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, Affiliate or other Person acting on behalf of the Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA"), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, and the Company and, to the knowledge of the Company, its Affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

Section 2.28   Money Laundering Laws.   The operations of the Company and the Operating Partnership and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the "Money Laundering Laws"); and no action, suit or proceeding by or before any Governmental

Entity involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

Section 2.29   Takeover Statutes. Assuming the accuracy of the representations and warranties of Purchaser in Section 4.14, the Company has taken such actions and votes as are necessary on its part to render the provisions of any "fair price," "moratorium," "control share acquisition," the provision contained in Subtitle 6 of Title 3 of the MGCL or any other anti-takeover statute or similar federal or state statute (the "Takeover Statutes") inapplicable to this Agreement, the Transaction and other Transactions.

Section 2.30   Reserved.

Section 2.31   SEC Reports.   As of their respective filing dates (or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date hereof), except as disclosed on Section 2.31 of the Disclosure Schedule, no Company Report filed with or furnished to the SEC since December 31, 2017 (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively, since December 31, 2017) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. As of their respective dates, all Company Reports filed or furnished under the Securities Act and the Exchange Act with the SEC since December 31, 2017 complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company Reports. Except as disclosed on Section 2.31 of the Disclosure Schedule, the Company has timely filed or furnished all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 2017 with the SEC, and has paid all fees and assessments due and payable in connection therewith.

Section 2.32   Material Contracts. Section 2.32 of the Disclosure Schedule sets forth a list of all Material Contracts as of the date of this Agreement (or the accurate description of principal terms in case of oral Contracts). For purposes of this Agreement, "Material Contract" means any of the following Contracts to which Company or any of its Subsidiaries is a party (other than this Agreement and other than benefit plans set forth on Section 2.16(a) of the Disclosure Schedule):

(a)   any contract required to be filed as an exhibit to the Company's Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC;

(b)   any Contract whereby the Company, the Operating Partnership or any Subsidiary has an obligation to make an investment in or loan to any Person;

(c)   any Company Major Lease or Contract that constitutes a lease of any real or personal property the loss of which would be material to the operation of the business of the Company;

(d)   any Contract relating to a Company Development Property;

(e)   any Contract that was not entered into in the Ordinary Course of Business;

(f)   any Contract that constitutes an agreement to purchase or sell a capital asset for a price in excess of $100,000;

(g)   any Contract that constitutes or amends any employment, consulting, management, severance, change in control or indemnification arrangement, agreement or understanding between the Company or the Operating Partnership, on the one hand, and any directors, officers, or other employees, on the other hand, providing compensation in excess of $100,000;

(h)   any Contract that prohibits the Company or the Operating Partnership from freely engaging in business anywhere in the world;

(i)   any Contract, including any joint venture, partnership, or limited liability company agreement, involving a sharing of profits, losses, costs, taxes, or other liabilities by the Company or the Operating Partnership with any other Person;

(j)   any Contract under which the Company, the Operating Partnership or any Subsidiary has created, incurred, assumed or guaranteed debt obligations in excess of $100,000;

(k)   any Contract relating to a sales broker, sales agency, advertising agency or finder's relationship with the Company;

(l)   any Contract that is a settlement, conciliation or similar agreement with any Governmental Entity or pursuant to which the Company will be required to pay in excess of $100,000 after the date of this Agreement;

(m)   any Contract pursuant to which the Company has obligations to indemnify another Person (other than (x) Contracts entered into in the Ordinary Course of Business and (y) agreements and other documents the Company entered into in connection with secured loans to the Company that provided for customary environmental indemnities);

(n)   any Contract required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act; and

(o)   any Contract that would prohibit or materially delay the consummation of the Transactions.

All of the Material Contracts set forth (or required to be set forth) on Section 2.32 of the Disclosure Schedule are valid, binding and enforceable on the Company and each of its Subsidiaries that is a party thereto, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights or remedies generally as from time to time in effect or (ii) principles of equity, whether considered at law or in equity. Neither the Company, the Operating Partnership nor any Subsidiary has received written notice that any party to any such Material Contract intends to cancel or terminate such Material Contract before the end of its stated term, and to the knowledge of the Company, no party to any such Material Contract otherwise intends to exercise any right of cancellation or termination before the end of its stated term. The Company has made available to the Purchaser true and complete copies of each Material Contracts in existence as of the date hereof, other than those Material Contract filed as exhibits to Company Documents filed with or furnished to the SEC by Company prior to the date of this Agreement, true and complete copies of which are filed with the SEC.

Section 2.33   PPP Loan. Neither the Company nor any Subsidiary have applied for or otherwise received any payments or funds in connection with the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748) (the "CARES Act") or similar payments or funds from federal, state or local governmental relief programs established in response to the 2020 coronavirus pandemic (collectively, "Coronavirus Relief Programs"), with the exception that the Company has applied for and received $347,844 under the Small Business Administration Paycheck Protection Program (the "PPP Loan"). Other than the PPP Loan, neither the Company nor any Subsidiary have taken action which could give rise to any obligations or other Liabilities (a) under the CARES Act or any Coronavirus Relief Programs, (b) for any deferred compensation or rental payment or (c) for any deferral of payment of the Company's share of social security employment tax or any other payroll taxes. The Company has complied in all material respects with all requirements under the Coronavirus Relief Programs with respect to the PPP Loan.

Section 2.34   Taxes. The Company makes the following representations and warranties with respect to Tax matters:

(a)   The Company, for all taxable years commencing with the taxable year ending December 31, 2017 through and including its taxable year ending December 31, 2019, has elected and has been subject to U.S. federal taxation as a REIT within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years. No representations are provided regarding the qualification or taxation of the Company as a REIT for the Company's taxable year ending December 31, 2020.

(b)   Each of the Company and its Subsidiaries (i) has timely filed (or had filed on its behalf) all material Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Entity), and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid (or had timely paid on its behalf) all material Taxes required to be paid by it, other than Taxes being contested in good faith and for which adequate reserves have been established in the Company's most recent financial statements contained in the Company Reports.

(c)   The most recent financial statements contained in the Company Reports reflect an adequate reserve for all Taxes payable by the Company and the Subsidiaries for all taxable periods and portions thereof through the date of such financial statements in accordance with GAAP, whether or not shown as being due on any Tax Returns.

(d)   No material deficiencies for any Taxes have been asserted or assessed in writing against the Company or any of the Subsidiaries and remain outstanding as of the date of this Agreement, and no requests for waivers of the time to assess any such Taxes are pending.

(e)   No entity in which the Company directly or indirectly owns an interest is or at any time since the later of its acquisition or formation has been a corporation for United States federal income tax purposes, other than a corporation that prior to 2020 qualified either as a "qualified REIT subsidiary" within the meaning of Section 856(i)(2) of the Code ("Qualified REIT Subsidiary") or a "taxable REIT subsidiary" within the meaning of Section 856(l) of the Code ("Taxable REIT Subsidiary"). Section 2.34(e) of the Disclosure Schedule sets forth a true, correct and complete list of each entity in which the Company directly or indirectly owns an interest and the U.S. federal income tax status of such entity as a REIT, Taxable REIT Subsidiary, corporation, "partnership" or entity disregarded from its owner, controlled foreign corporation or passive foreign investment company. Each Qualified REIT Subsidiary will be converted to a "disregarded entity" (under Section 7701 of the Code) of the Company prior to Closing.

(f)   (i) There are no audits, investigations by any Governmental Entity or other proceedings ongoing or, to the knowledge of the Company, threatened in writing with regard to any material Taxes or Tax Returns of the Company or any Subsidiary, including claims by any Governmental Entity in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that the Company or such Subsidiary is required to file Tax Returns in such jurisdiction; (ii) neither the Company nor any Subsidiary has entered into any "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); and (iii) neither the Company nor any Subsidiary has requested or received a ruling from, or requested or entered into a binding agreement with, the IRS or other Governmental Entity related to Taxes.

(g)   The Company and its Subsidiaries have complied, in all material respects, with all applicable laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 through 1474, and 3402 of the Code or similar provisions under any state and foreign laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Entity all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable laws.

(h)   There are no Liens for Taxes upon any property or assets of the Company or any Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(i)   There is no Tax allocation or sharing agreement or similar arrangement with respect to which the Company or any Subsidiary is a party (other than customary arrangements under commercial contracts or borrowings entered into in the Ordinary Course of Business). There are no Tax Protection Agreements to which the Company, any Subsidiary or any other entity in which the Company or a Subsidiary has an interest is directly or indirectly subject. For purposes of this Agreement, "Tax Protection Agreements" means any agreement pursuant to which a Person has agreed to (i) maintain a minimum level of debt, continue a particular debt or allocate a certain amount of debt to a particular Person, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, (iv) use or refrain from using a particular method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such Person or any of its subsidiaries, (v) use or refrain

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from using a particular method for allocating one or more liabilities of such Peron or any of its subsidiaries under Section 752 of the Code and/or (vi) only dispose of assets in a particular manner, in each case for Tax reasons.

(j) Except for ordinary course transactions that may be "reportable transactions" solely on account of the recognition of a tax loss, neither the Company nor any Subsidiary is or has been a party to any "listed transaction" as such term is used in the Treasury Regulations under Section 6011 of the Code.

(k) Neither the Company nor any Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liabilities for the Taxes of any Person (other than the Company or any Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(l) Section 2.34(l) of the Disclosure Schedule sets forth a list of all transactions intended to qualify as an exchange subject to Section 1031(a)(1) of the Code in which either the Company or any of its Subsidiaries has participated that has not been completed as of the date hereof.

(m) Neither the Company nor any Subsidiary (i) has, or has ever had, a permanent establishment in any country other than the country in which it is organized and resident, (ii) has engaged in a trade or business in any country other than the country in which it is organized and resident that subjected it to Tax in such country, or (iii) is, or has ever been, subject to Tax in a jurisdiction outside the country in which it is organized and resident.

Section 2.35   Brokers. Other than the engagement of Jefferies LLC and KeyBanc Capital Markets, neither the Company nor any Subsidiary has retained any broker or finder in connection with any of the transactions contemplated by this Agreement, and neither the Company nor any Subsidiary has incurred or agreed to pay, or taken any other action that would entitle any Person to receive, any brokerage fee, finder's fee or other similar fee or commission with respect to any of the transactions contemplated by this Agreement. The Company, and expressly not the Purchaser or any of its Affiliates, is responsible for any payment to which Jefferies LLC and KeyBanc Capital Markets is or may be entitled in connection with any of the transactions contemplated by this Agreement. True and complete copies of the engagement letter with Jefferies LLC and KeyBanc Capital Markets have been made available to Purchaser prior to the date hereof.

Section 2.36   Limitation on Warranties; Disclaimer of Other Representations and Warranties. Except for the representations and warranties expressly set forth in this Article II (as qualified by the applicable items disclosed in the Disclosure Schedule and the introduction to Article II), neither the Company nor any other Person makes or has made any express or implied representation or warranty with respect to the Company or any Subsidiary, their respective businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimate, projections, forecasts, plans or prospects, or the accuracy or completeness of any information regarding the Company or any Subsidiary, or with respect to any other information provided to Purchaser in connection with the Transactions. The Company acknowledges and agrees that, except for the representations and warranties in Article IV (as qualified by the applicable items disclosed in the Disclosure Schedule and the introduction to Article IV), neither the Purchaser nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Purchaser, or the accuracy or completeness of any information regarding the Purchaser. The Company specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Purchaser and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

Article III
Representations and Warranties of the Advisor.

Each Advisor hereby jointly and severally represents and warrants to Purchaser, as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case as of such other date), as follows:

Section 3.1   Authorization. Such Advisor has the full legal right, capacity and power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. This Agreement has been duly authorized, executed and delivered by such Advisor and no other action on the part of such Advisor is necessary to execute this Agreement and consummate the Transactions. This Agreement constitutes a legal, valid and binding agreement of such Advisor, enforceable against such Advisor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting the enforcement of creditors' rights and the application of equitable principles relating to the availability of remedies.

Section 3.2   Ownership of Shares. Advisor and Affiliates of Advisor are the sole record owners of the Shares appearing opposite such Person's name on Section 1.1 of the Disclosure Schedule and, prior to the Settlement Trust Transfer, the Settlement Trust Shares. There are no (i) securities convertible into or exchangeable for any of the Shares or the Settlement Trust Shares; (ii) options, warrants or other rights to purchase or subscribe for any of the Shares; or (iii) Contracts, commitments, bonds, debentures, notes, agreements, understandings, obligations or arrangements of any kind (contingent or otherwise) relating to the issuance, sale, redemption, voting, disposition or transfer of any of the Shares or the Settlement Trust Shares.

Section 3.3   Ownership of Shares. At the Closing, Purchaser will receive ownership of the Shares and the Settlement Trust Shares, free and clear of any and all liens, security interests, mortgages, rights of first refusal, agreements, limitation on voting rights, restrictions, levies, claims, pledges, equities, options, contracts, assessments, conditional sale agreements, charges and other encumbrances or interests of any nature whatsoever, including, without limitation, voting trusts or agreements or proxies (collectively, "Liens"), other than those imposed under applicable securities Laws and the Company's Organizational Documents.

Section 3.4   No Violation. The execution, delivery and performance by such Advisor of this Agreement does not, and the consummation by such Advisor of the Transactions will not, (i) violate any provision of such Advisor's Organizational Documents, in the case of an Advisor that is not an individual, (ii) violate any provision of any Laws of or by any Governmental Entity applicable to such Advisor or any of its properties or assets; or (iii) violate, conflict with, result in a breach of or the loss of any benefit under, constitute (with due notice or lapse of time or both) a default under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, any of the terms, conditions or provisions of any Contract, note, bond, lease, loan agreement, mortgage, security agreement, indenture, deed or trust, license, agreement or instrument to which such Advisor or any of its Affiliates is a party or by which it or any of its Affiliates is bound or to which any of its or its Affiliates' properties, assets or business is subject, except with respect to clause (ii) for such violations, conflicts or breaches that, individually or in the aggregate, would not reasonably be expected to prevent, materially delay or materially impair the ability of such Advisor to consummate the Transactions.

Section 3.5 Approvals and Consents. No consents, authorizations, waivers, filings, registrations or approvals that have not been previously obtained are required in connection with the execution and delivery of this Agreement by such Advisor, the consummation of the Transactions or the performance by Advisor of its obligations hereunder.

Section 3.6 No Brokers. Such Advisor has not retained, employed or used any broker or finder that is entitled to any fee or commission from Purchaser or any of its subsidiaries in connection with the Transactions or in connection with the negotiation thereof.

Section 3.7 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article III (as qualified by the applicable items disclosed in the Disclosure Schedule and the introduction of Article III), neither the Advisor nor any other Person makes or has made any express or implied representation or warranty with respect to the Advisor, its respective businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimate, projections, forecasts, plans or prospects, or the accuracy or completeness of any information regarding the Advisor. The Advisor specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company, Purchaser and their Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

Article IV
Representations and Warranties of the Purchaser.

Except as set forth in the Purchaser Disclosure Schedule, the Purchaser represents and warrants to the Company and the Operating Partnership, as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case as of such other date), as follows:

Section 4.1 Organization. The Purchaser is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. The Purchaser has full power and authority to carry on its business as it is currently being conducted and Purchaser represents that each Contributed Company has the full power and authority to own, operate and hold under lease the Contributed Companies as, and in the places where, such Contributed

Companies are currently owned, operated or held. The Purchaser is duly qualified or licensed to do business as a foreign corporation or other entity and is in good standing in each other jurisdiction in which such qualification or licensing is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

Section 4.2   Authorization; Enforceability. The Purchaser has all requisite limited liability company power and authority to enter into this Agreement and the Transaction Agreements to which it is a party and to perform its obligations thereunder. The execution and delivery of this Agreement by the Purchaser and the performance by it of all of its obligations under this Agreement have been duly approved prior to the date of this Agreement by all requisite action, and no other proceedings or action are necessary on the part of the Purchaser to authorize the execution, delivery and performance by the Purchaser of this Agreement and the other Transaction Agreements to which it is a party. Each of the Transaction Agreements to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

Section 4.3   No Violation of Conflict; No Consents. Except as set forth in Section 4.3 of the Purchaser Disclosure Schedule, the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the Transactions and compliance by the Purchaser with its obligations hereunder do not and will not, whether with or without the giving of notice or passage of time or both, (A) result in the creation or imposition of any Lien upon any Contributed Company, (B) result in the termination or nonrenewal of any material permit or license applicable to the Contributed Companies, or (C) result in any violation of (i) the provisions of the Organizational Documents of Purchaser; or (ii) any Law or Order applicable to the Purchaser or any of the Contributed Companies.

Section 4.4   Changes. Since December 31, 2019, through the date hereof, the Purchaser has conducted its business in all material respects in the Ordinary Course of Business consistent with past practice and there has not been any event that has had or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.5   Contributed Companies.

(a)   Except as set forth on Section 4.5(a) of the Purchaser Disclosure Schedule, the Purchaser represents that each of the Contributed Companies has fee title to the Property owned by each of the Contributed Companies, free and clear of all Liens, except for Permitted Liens. The Purchaser has provided to the Company complete copies of the existing title policies and surveys relating to the Property owned by each of the Contributed Companies in the Purchaser's possession or control.

(b)   The title insurance policies set forth on <u>Section 4.5(b)</u> of the Purchaser Disclosure Schedule have been issued to the Purchaser or an applicable subsidiary or affiliate of Purchaser for each Contributed Company and are in full force and effect as of the date hereof, and no written claim has been made against any such policy by the Purchaser or an applicable subsidiary or affiliate of Purchaser which remains outstanding.

(c)   The Purchaser has not received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or, to the knowledge of Purchaser, threatened with respect to any of the Property owned by each of the Contributed Companies, or (ii) any Laws, including any zoning regulation or ordinance, building or similar law, code, ordinance, order or regulation, has been violated for any Contributed Company, which have not been cured.

(d)   Except as set forth on <u>Section 4.5(d)</u> of the Purchaser Disclosure Schedule, the Purchaser has not granted any unexpired option agreements, rights of first offer or rights of first refusal with respect to the purchase of any Property owned by the Contributed Companies or any portion thereof or any other unexpired rights in favor of any Persons to purchase or otherwise acquire any Property owned by the Contributed Companies or any portion thereof or entered into any contract for sale or letter of intent to sell any of the Property owned by the Contributed Companies or any portion thereof.

(e)   The leases listed on <u>Section 4.5(e)</u> of the Purchaser Disclosure Schedule are in full force and effect as of the date hereof, except where the failure to be in full force and effect would not, individually or in the aggregate, result in a Purchaser Material Adverse Effect (the "<u>Purchaser Leases</u>"), and there are no other parties that have a right to possess any portion of the Property owned by the Contributed Companies. There are no material defaults under the Purchaser Leases, or events that, with the giving of notice or passage of time, would constitute material defaults under the Purchaser Leases.

(f)   The service contracts listed on <u>Section 4.5(f)</u> of the Purchaser Disclosure Schedule are in full force and effect as of the date hereof (the "<u>Service Contracts</u>"). There are no material defaults under the Service Contracts or events that, with the giving of notice or passage of time, would constitute material defaults under the Purchaser Leases.

(g)   <u>Section 4.5(g)</u> of the Purchaser Disclosure Schedule sets forth the tax classification of each Contributed Company for all U.S. federal, state and local tax purposes. No Contributed Company is a corporation for United States federal income tax purposes.

(h)   Each of the Contributed Companies (i) has timely filed (or had filed on its behalf) all material Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Entity), and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid (or had timely paid on its behalf) all material Taxes required to be paid by it, other than Taxes being contested in good faith and for which adequate reserves have been established in the Contributed Company's most recent financial statements.

(i)   No material deficiencies for any Taxes have been asserted or assessed in writing against any Contributed Company and remain outstanding as of the date of this Agreement, and no requests for waivers of the time to assess any such Taxes are pending.

(j)   There are no audits, investigations by any Governmental Entity or other proceedings ongoing or, to the knowledge of Purchaser, threatened in writing with regard to any material Taxes or Tax Returns of any Contributed Company, including claims by any Governmental Entity in a jurisdiction where a Contributed Company does not file Tax Returns that such Contributed Company is required to file Tax Returns in such jurisdiction.

(k)   There is no Tax allocation or sharing agreement or similar arrangement with respect to which any Contributed Company is a party (other than customary arrangements under commercial contracts or borrowings entered into in the Ordinary Course of Business).

(l)   All of the indebtedness of the Contributed Companies, whether recourse or non-recourse, is accurately described in Section 4.5(l) of the Purchaser Disclosure Schedule (the "Contributed Company Loans"). The loan documents related to the Contributed Company Loans are accurately described in Section 4.5(l) of the Purchaser Disclosure Schedule. There are no defaults nor circumstances which, with the giving of notice or the passage of time, would constitute a default under the Contributed Company Loans.

(m)   Except as set forth on Section 4.5(m) of the Purchaser Disclosure Schedule, neither the Contributed Companies nor any Affiliate thereof have given or entered into any guarantee, mortgage, pledge, Lien, assignment or other security agreement or arrangement or is responsible for the Indebtedness, or for the default in the performance of any obligation, of any other Person.

Section 4.6   Compliance with Laws; Orders. The Purchaser represents that each of the Contributed Companies is, and has been at all times during the past three (3) years, in compliance in all material respects with all Laws related to its operation, ownership or the use of the Property owned by the Contributed Companies. There is no Order of any Governmental Entity having jurisdiction over, and applicable to, the Purchaser or any of the Contributed Companies that has had or could reasonably be expected to have a Purchaser Material Adverse Effect. The Purchaser has not received, at any time during the past three (3) years, any written notice of any alleged or threatened Legal Action, violation of, liability under or potential responsibility under any Laws or Orders relating to the use, ownership and operation of the Contributed Companies, which Legal Action, violation, liability or responsibility has had or could reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.7   Environmental and Safety Laws. (A) Neither the Purchaser nor any of the Contributed Companies is in violation of any Environmental Laws that could reasonably be expected to have a Purchaser Material Adverse Effect; (B) the Purchaser and each Contributed Company has all permits, authorizations and approvals required under any applicable Environmental Laws with respect to the Property owned by the Contributed Companies and is in compliance in all material respects with their requirements; (C) there are no pending or, to the knowledge of the Purchaser, threatened administrative, regulatory or judicial Legal Actions, demands, demand letters, Liens, notices of noncompliance or violation relating to any Environmental Law against the Purchaser or any of the Contributed Companies that could reasonably be expected to have a Purchaser Material Adverse Effect; and (D) to the knowledge of the Purchaser, there are no events or circumstances that would reasonably be expected to form the basis of an Order for clean-up or remediation, or a Legal Action by any private party or

Governmental Entity, against or affecting the Properties owned by the Contributed Companies relating to Hazardous Materials or any Environmental Laws with respect to the Properties owned by the Contributed Companies. To the knowledge of the Purchaser, except as disclosed in Section 4.7 of the Purchaser Disclosure Schedule, there are no (i) aboveground or underground storage tanks, (ii) PCBs or PCB-containing equipment, or (iii) dry-cleaning facilities, in each case in, on, or under any Property owned by the Contributed Companies. The Purchaser has made available to the Company copies of all Phase I reports, other environmental reports, and all other material reports, assessments, and studies in the Purchaser's possession or under its control that relate to the compliance with Environmental Laws as it pertains to the Contributed Companies or the environmental condition of the Properties owned by the Contributed Companies.

Section 4.8   Securities Laws Matters.

(a)   This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser (i) hereby confirms and acknowledges, that the Shares, the Settlement Trust Shares, the Warrants, the Warrant Shares and OP Units to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same; *provided, however*, that the Purchaser shall have the right to transfer or distribute the Shares, the Settlement Trust Shares, the Warrants, the Warrant Shares or OP Units to a Permitted Transferee (as such term is defined in the Stockholders' Agreement), (ii) represents that the Purchaser does not presently have any Contract or undertaking to sell, transfer or grant participations to any Person who is not an Affiliate of the Purchaser with respect to any of the Shares, Settlement Trust Shares, the Warrants, the Warrant Shares or OP Units, except that the Purchaser shall have the right to transfer or distribute the Shares, the Settlement Trust Shares, the Warrants, the Warrant Shares or OP Units to a Permitted Transferee (as such term is defined in the Stockholders' Agreement), (iii) is, and each beneficial owner of equity interests in the Purchaser is, an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act (iv) is not required to register as an "investment company" under the Investment Company Act of 1940, as amended, (v) acknowledges that it is acquiring the OP Units, the Shares, the Warrants, the Warrant Shares and the Settlement Trust Shares pursuant to an exemption from registration under the Securities Act solely for investment with no intention to distribute any of the foregoing to any Person, (vi) will not transfer any of the Shares, the Settlement Trust Shares, the Warrants, the Warrant Shares or the OP Units, except in compliance with the Stockholders' Agreement, the registration requirements or exemption provisions of the Securities Act and any other applicable securities Laws, (vii) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Shares, the Settlement Trust Shares, the Warrants, the Warrant Shares and the OP Units issuable and of making an informed investment decision, and (viii) (a) has reviewed the information that it considers necessary or appropriate to make an informed investment decision with respect to the Shares, the Settlement Trust Shares, the Warrants, the Warrant Shares and the OP Units, (b) has had an opportunity to discuss with the Company and its Representatives the intended business and financial affairs of the Company and to obtain information necessary to verify the information furnished to it or to which it had access and (c) can bear the economic risk of (1) an investment in the Shares, the Settlement Trust Shares, the Warrants, the Warrant Shares and the OP Units indefinitely and (2) a total loss in respect of

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such investment. The Purchaser has such knowledge and experience in business and financial matters so as to enable it to understand and evaluate the risks of, and form an investment decision with respect to its investment in, the Shares, the Settlement Trust Shares, the Warrants, the Warrant Shares and the OP Units.

(b)   Purchaser acknowledges that the Shares, the Settlement Trust Shares, the Warrants, the Warrant Shares and the OP Units to be acquired by Purchaser pursuant hereto, if certificated, shall bear the following legends (in addition to any legend required under applicable state securities Laws):

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. SAID SECURITIES MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH APPLICABLE STATE SECURITIES LAWS."

(c)   In addition, Purchaser acknowledges that, for so long as Shares, the Settlement Trust Shares, the Warrants, the Warrant Shares and the OP Units are subject to the restrictions on transfer set forth in the Stockholders' Agreement, the Shares, the Settlement Trust Shares, the Warrants, the Warrant Shares and the OP Units to be acquired by Purchaser hereto, if certificated, shall bear the following legends:

"THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A STOCKHOLDERS' AGREEMENT. THE CORPORATION WILL MAIL TO THE HOLDER OF THIS CERTIFICATE A COPY OF SUCH STOCKHOLDERS' AGREEMENT, AS IN EFFECT ON THE DATE OF MAILING, WITHOUT CHARGE, PROMPTLY FOLLOWING RECEIPT OF A WRITTEN REQUEST THEREFOR."

(d)   In addition, Purchaser acknowledges that the Common Stock is subject to restrictions on ownership and transfer set forth in the articles of incorporation, and the Shares, the Warrant Shares and the Settlement Trust Shares to be acquired by the Purchaser pursuant hereto, if certificated, shall be subject to such other legend as may be required from time to time by the articles of incorporation.

Section 4.9   Intellectual Property.

(a)   Section 4.9(a) of the Purchaser Disclosure Schedule sets forth (i) all items comprising the Technology Contribution and (ii) all licenses, sublicenses, and other similar agreements or permissions under which the Purchaser is a licensee or otherwise is authorized to use or practice any Intellectual Property owned by a third party and which is necessary to use or practice the Technology Contribution (collectively, "IP Licenses").

(b)   Except as set forth on Section 4.9(b) of the Purchaser Disclosure Schedule and excluding IP Licenses, the Purchaser owns in its name, free and clear of all Liens, and has valid and enforceable rights in all of the Technology Contribution. Excluding IP Licenses, the Purchaser has the exclusive right to sell, license, transfer, or assign the Technology Contribution. Excluding IP Licenses, no Person jointly owns any Technology Contribution pursuant to any Contract with the Purchaser. The Purchaser has valid and enforceable licenses to use all Intellectual Property owned by third parties that is subject to the IP Licenses. Excluding commercially available off the shelf software licenses, true, correct, and complete copies of each IP License have been made available to the Company. Each IP License is in full force and effect and is enforceable against the Purchaser. The Purchaser has not committed a material breach or violation of any IP License.

(c)   No claim, arbitration, mediation, or legal proceeding is pending and the Purchaser has not received any written notice or claim, or, to the knowledge of Purchaser, the threat thereof, challenging validity or enforceability or the Purchaser's ownership or right to use, sell, or license any part of the Technology Contribution or suggesting that any other Person has any claim of legal or beneficial ownership or exclusive rights with respect thereto. In addition, Purchaser has not received any written communication, complaint, demand, or notice alleging that use of the Technology Contribution is infringing, misappropriating, or otherwise violating the Intellectual Property of any third party (including any unsolicited demand or request from a third party that the Purchaser license any Intellectual Property) or has infringed upon, misappropriated, or otherwise violated the Intellectual Property rights of a Person. Except as set forth on Section 4.9(c) of the Purchaser Disclosure Schedule, the Purchaser is not subject to any Order, stipulation, or settlement agreement that restricts or impairs in any manner the use or licensing of any of the Technology Contribution.

(d)   No Open Source Software was or is used in, incorporated into, integrated or bundled by the Purchaser in a manner that would require any portion of the Technology Contribution, other than Third Party Licenses, to be (i) disclosed or distributed in source code form; (ii) licensed; (iii) be redistributable at no charge; or (iv) other than attribution requirements and disclaimers of liability as to such Open Source Software, subject to any other material limitation, restriction, or condition on the right of the Purchaser to use, license or distribute the Technology Contribution or any portion thereof other than the Open Source Software. The Purchaser has not received any requests from a third party for disclosure of the source code to any element of Technology Contribution on the basis of any Open Source Software license term. The Purchaser has complied and is in compliance with the attribution and other requirements applicable to Open Source Software.

(e)   The Purchaser has used at all times and uses commercially reasonable efforts to protect its exclusive and other rights in and to the Technology Contribution and the value thereof. To the knowledge of Purchaser, no part of the Technology Contribution that is a trade secret has been disclosed by the Purchaser to any Person other than employees, consultants or contractors of the Purchaser who had a need to know and used such Technology Contribution in the ordinary course of employment or contract performance.

(f)   Neither this Agreement nor any transaction contemplated by this Agreement will result in the grant of any right or license with respect to any Technology

Contribution to any third party pursuant to any Contract to which the Purchaser is a party or by which the Technology Contribution is bound.

(g)   To the knowledge of Purchaser, there have been no unauthorized intrusions or breaches, breakdowns, continued substandard performance, or other similar adverse effects on any of the Computer Systems owned or controlled by the Purchaser and used in connection with the Technology Contribution. The Purchaser uses commercially reasonable efforts (and requires its third party contractors (as applicable)) to protect the confidentiality, integrity, and security of such Computer Systems, including with respect to unauthorized use, access, interruption, or modification by third parties.

(h)   Purchaser is not bound by any Contract that in any way limits or restricts the ability of the Purchaser to use, sell, license, exploit the Technology Contribution or to assert or enforce any Intellectual Property right with respect thereto anywhere in the world. The Purchaser has not directly or indirectly granted any third party the right to develop, provide, or commercialize (or have a third party develop, provide or commercialize) any product, service, or solution that is the same as or similar to the Technology Contribution or any portion thereof, except for the benefit of Purchaser.

(i)   Except as set forth on Section 4.9(i) of the Purchaser Disclosure Schedule, no proprietary source code of the Purchaser and for the Technology Contribution has been provided to any escrow agent or other Person who is not an employee, adviser, or consultant of the Purchaser that is bound to confidentiality obligations with respect thereto, and the Purchaser is not under any obligation to deliver, license, or disclose any source code to any Person.

Section 4.10   Brokers. The Purchaser has not retained any broker or finder in connection with any of the transactions contemplated by this Agreement, and the Purchaser has not incurred or agreed to pay, or taken any other action that would entitle any Person to receive, any brokerage fee, finder's fee or other similar fee or commission with respect to any of the transactions contemplated by this Agreement.

Section 4.11   Governmental Consents and Filings. No consent, approval, Order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Entity is required on the part of the Purchaser in connection with the consummation of the transactions contemplated by this Agreement, except for filings pursuant to Regulation D of the Securities Act and applicable state securities Laws for which the Company is responsible and except where (x) any failure to obtain such consents, approvals, Orders or authorizations, or registrations, qualifications, designations, declarations or filings or (y) any failure to make such filings, has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect or have a material adverse effect on the ability of the Purchaser to consummate the Transactions.

Section 4.12   Financial Capability.

(a)   Purchaser has delivered to the Company true and complete copies of the commitment letters, dated as of the date hereof (the "Equity Commitment Letters") between the Company and the other parties thereto (the "Equity Financing Sources"), pursuant to which such

Equity Financing Sources have agreed and committed, severally and not jointly, subject to the terms and conditions set forth therein, to invest in or contribute to the Purchaser, directly or indirectly, the cash amounts set forth therein (such financing, the "Financing Commitments") for the purpose of satisfying Purchaser's obligations under this Agreement, including under Article I, and to consummate the transactions contemplated hereby.

(b)   The Equity Commitment Letters and the terms of the Financing Commitments have not been withdrawn (and no party thereto has indicated an intent to so withdraw) or except as otherwise permitted pursuant to Section 7.12, amended, restated or otherwise modified or waived, and the respective commitments contained therein have not been withdrawn, or rescinded in any respect, in each case, as of the date of this Agreement and, except as otherwise agreed to in writing by the Company, as of the Closing Date, and no such amendment, restatement or modification thereto is contemplated. No amendment or modification to, or withdrawal, termination or rescission of, any Equity Commitment Letter is currently contemplated. The full funding of the Financing Commitments is not subject to any conditions precedent or other similar contingencies other than as expressly set forth in the Equity Commitment Letters. As of the date of this Agreement, the Equity Commitment Letters are in full force and effect and constitute the legal, valid and binding obligation of the Purchaser and to the knowledge of Purchaser, each of the other parties thereto, enforceable against each party thereto in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, rehabilitation, liquidation, preferential transfer, moratorium and similar Laws now or hereafter affecting creditors' rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at equity or law)). The Equity Commitment Letter provides that the Company is an express third-party beneficiary thereto, solely for the purpose of seeking, and is entitled to seek, specific performance to cause the Financing Commitments to be funded thereunder and, in connection therewith, the Company has the right to seek an injunction, or other appropriate form of specific performance or equitable relief, to cause the Equity Financing Sources to fund, directly or indirectly, the Financing Commitments as, and to the extent permitted by, the Equity Commitment Letter, in each case, when all of the conditions to funding the Equity Commitment set forth in the Equity Commitment Letter have been satisfied and as permitted by the exercise of the Company's rights thereunder.

(c)   There are no side letters or other written or oral agreements, contracts, arrangements, conditions precedent, contingencies or other provisions relating to the funding or investing, as applicable, of the full amount of the Financing Commitments on the Closing Date, other than as expressly set forth in the Equity Commitment Letters. No agreements, contracts, arrangements or understanding between the Equity Financing Sources, on the one hand, and the Purchaser, on the other hand, contains (w) any conditions precedent or other contingencies related to the funding of the full amount of the Financing Commitments, (x) any provisions that could reduce the aggregate amount of the Financing Commitments set forth in any Equity Commitment Letters or the aggregate proceeds contemplated by any Equity Commitment Letters or (y) any provisions that could otherwise adversely affect the conditionality, enforceability or availability of any Equity Commitment Letters with respect to all or any portion of the Financing Commitments. The Purchaser has fully paid any and all commitment fees or other fees required by the Equity Commitment Letters to be paid on or before the date hereof and will pay all additional fees as they become due.

(d)   The net proceeds of the Financing Commitments, when funded in accordance with the Equity Commitment Letters, will be, in the aggregate with any additional cash amount contributed by the Purchaser, sufficient for the satisfaction of Purchaser's obligations under this Agreement, including under Section 1.1, and to consummate the transactions contemplated hereby.

(e)   (i) No event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute or would reasonably be expected to constitute a default) on the part of any party to the Equity Commitment Letters, under the Equity Commitment Letters, and (ii) as of the date hereof, the Purchaser has no reason to believe that any of the conditions to the Financing Commitments would not be expected to be satisfied on a timely basis or that the Financing Commitments would not be expected to be available to the Purchaser on the date on which the Closing should occur pursuant to Section 1.3.

(f)   Notwithstanding anything to the contrary contained herein, in no event shall a breach of this representation and warranty contained in Section 4.12 result in the failure of a condition precedent under this Agreement if (notwithstanding such breach) Purchaser is willing and able to consummate the transactions contemplated by this Agreement on the Closing Date.

Section 4.13   Asset Commitments.

(a)   Purchaser has delivered to the Company a true and complete copy of the commitment letter, dated as of the date hereof (the "Asset Commitment Letter"), among the Company and the other parties thereto (the "Asset Sources"), pursuant to which such Asset Sources have agreed and committed, subject to the terms and conditions set forth therein, to contribute to the Purchaser, directly or indirectly, the applicable parking facilities set forth therein or all of the equity interests of a newly formed single member LLC that owns the applicable parking facilities (such commitments, the "Asset Commitments") for the purpose of satisfying Purchaser's obligations under this Agreement, including under Article I, and to consummate the transactions contemplated hereby.

(b)   The Asset Commitment Letter and the terms of the Asset Commitments have not been withdrawn (and no party thereto has indicated an intent to so withdraw) or except as otherwise permitted pursuant to Section 7.13, amended, restated or otherwise modified or waived, and the respective commitments contained therein have not been withdrawn, or rescinded in any respect, in each case, as of the date of this Agreement and, except as otherwise agreed to in writing by the Company, as of the Closing Date, and no such amendment, restatement or modification thereto is contemplated. No amendment or modification to, or withdrawal, termination or rescission of, the Asset Commitment Letter is currently contemplated. Except as set forth in Section 4.5(d) of the Purchaser Disclosure Schedule, the full performance of the Asset Commitments is not subject to any conditions precedent or other similar contingencies other than as expressly set forth in the Asset Commitment Letter. As of the date of this Agreement, the Asset Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of the Purchaser and to the knowledge of Purchaser, each of the other parties thereto, enforceable against each party thereto in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, rehabilitation, liquidation, preferential transfer, moratorium and similar Laws now or hereafter affecting creditors' rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at equity or law)). The Asset Commitment Letter provides that the Company is an express third-party beneficiary thereto, solely for the purpose of seeking, and is entitled to seek, specific performance to cause the Asset Commitments to be made thereunder and, in connection therewith, the Company has the right to seek an injunction, or other appropriate form of specific performance or equitable relief, to cause the Asset Sources to make, directly or indirectly, the Asset Commitments as, and to the extent permitted by, the Asset Commitment Letter, when all of the conditions to making the Asset Commitment set forth in the Asset Commitment Letter have been satisfied and as permitted by the exercise of the Company's rights thereunder.

(c)   There are no side letters or other written or oral agreements, contracts, arrangements, conditions precedent, contingencies or other provisions relating to the assignment or transfer, as applicable, of the Asset Commitments on the Closing Date, other than as expressly set forth in the Asset Commitment Letter. No agreements, contracts, arrangements or understanding between the Asset Sources, on the one hand, and the Purchaser, on the other hand, contain (w) any conditions precedent or other contingencies related to the Asset Commitments, (x) any provisions that could reduce the Asset Commitments set forth in the Asset Commitment Letter or the interests in the parking facilities contemplated by the Asset Commitment Letter or (y) any provisions that could otherwise adversely affect the conditionality, enforceability or availability of the Asset Commitment Letter with respect to all or any portion of the Asset Commitments. The Purchaser has fully paid any and all fees and expenses required by the Asset Commitment Letter to be paid on or before the date hereof and will pay all additional fees and expenses as they become due.

(d)   The Asset Commitments, when made in accordance with the Asset Commitment Letter, will be, in the aggregate with any additional properties contributed by the Purchaser, sufficient for the satisfaction of Purchaser's obligations under this Agreement, including under Section 1.2, and to consummate the transactions contemplated hereby.

(e)   (i) No event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute or would reasonably be expected to constitute a default) on the part of any party to the Asset Commitment Letter, under the Asset Commitment Letter, and (ii) as of the date hereof, the Purchaser has no reason to believe that any of the conditions to the Asset Commitments would not be expected to be satisfied on a timely basis or that the Asset Commitments would not be expected to be made to the Purchaser on the date on which the Closing should occur pursuant to Section 1.3.

(f)   Notwithstanding anything to the contrary contained herein, in no event shall a breach of this representation and warranty contained in Section 4.13 result in the failure of a condition precedent under this Agreement if (notwithstanding such breach) Purchaser is willing and able to consummate the transactions contemplated by this Agreement on the Closing Date.

Section 4.14 Legal Actions. As of the date hereof, there is no pending or, to the knowledge of the Purchaser, threatened, Legal Action against the Purchaser or any of its Affiliates, nor is there any Order imposed upon the Purchaser, in each case, by or before any Governmental Entity, that would, individually or in the aggregate, reasonably be expected to have a Purchaser

Material Adverse Effect or have a material adverse effect on the ability of the Purchaser to consummate the Transactions.

Section 4.15   Ownership of Shares. Neither the Purchaser nor any of its Affiliates is, nor at any time during the last three (3) years has been, an "interested stockholder" of the Company as defined in Section 3-601 of the MGCL. Neither Purchaser nor any of its Affiliates beneficially owns, directly or indirectly, any shares of Common Stock or Preferred Stock of the Company or other securities convertible into, exchangeable for or exercisable for shares of Common Stock or Preferred Stock of the Company or any securities of any of its Subsidiaries and neither the Purchaser nor any of its Subsidiaries has any rights to acquire any shares of Common Stock or Preferred Stock of the Company except pursuant to this Agreement.

Section 4.16   Tax Matters. All Liabilities assumed by the Operating Partnership in connection with the Contributed Interests constitute "qualified liabilities" within the meaning of Treasury Regulations Section 1.707-5.

Section 4.17   Limitation on Warranties; Disclaimer of Other Representations and Warranties. Except for the representations and warranties expressly set forth in this Article IV (as qualified by the applicable items disclosed in the Disclosure Schedule and the introduction to Article IV), neither the Purchaser nor any other Person makes or has made any express or implied representation or warranty with respect to the Purchaser, the Contributed Companies, the Technology Contribution their respective businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimate, projections, forecasts, plans or prospects, or the accuracy or completeness of any information regarding the Purchaser, the Contributed Companies, the Technology Contribution or with respect to any other information provided to the Company and the Operating Partnership in connection with the Transactions. The Purchaser acknowledges and agrees that, except for the representations and warranties in Article II and Article III (as qualified by the applicable items disclosed in the Disclosure Schedule and the introduction to Article II and Article III), neither the Company, the Advisor nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries or the Advisor, or the accuracy or completeness of any information regarding the Company or its Subsidiaries or the Advisor. The Purchaser specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company, the Operating Partnership, the Advisor and their respective Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

Article V
Conditions to the Purchaser's Obligations at Closing.

The obligations of the Purchaser to purchase the Shares, the Warrants and the Settlement Trust Shares and make the Contributions at the Closing are subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived:

Section 5.1   Representations and Warranties.   (i) Each of the representations and warranties of the Company, the Operating Partnership and the Advisor set forth in Section 2.3,

Section 2.29, Section 2.35, Section 3.2, and Section 3.3 shall be true and correct at and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); (ii) the representations and warranties of the Company and the Operating Partnership set forth in the first two sentences of Section 2.4 and the representations and warranties of the Company and the Operating Partnership set forth in Section 2.33 shall be true and correct at and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time) except for *de minimis* inaccuracies; (iii) each of the representations and warranties of the Company, the Operating Partnership and the Advisor set forth in Section 2.1, Section 2.2, Section 2.4 (except the first two sentences), Section 3.1 and Section 3.6 shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), and (iv) all the other representations and warranties of the Company, the Operating Partnership and the Advisor set forth in Article II and Article III shall be true and correct (without giving effect to any limitation as to "materiality," "Company Material Adverse Effect" or similar language set forth therein) at and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and correct as of such particular date or period of time) except, in each case, where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to "materiality," "Company Material Adverse Effect" or similar language set forth therein) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.2   Performance. The Company, the Operating Partnership, and the Advisor shall have delivered all documents and other items required of the Company, the Operating Partnership, or the Advisor, as applicable, pursuant to Section 1.4(a), Section 1.4(b) and this Article V. The Company and the Operating Partnership shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company or the Operating Partnership on or before the Closing.

Section 5.3   Absence of Company Material Adverse Effect. There shall not have occurred any event since the Effective Date, and no circumstance shall exist, that constitutes, or could reasonably be expected to result in, a Company Material Adverse Effect.

Section 5.4   Court Orders. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, executive order, ruling, injunction or other order which prohibits or makes illegal the consummation of the transactions contemplated by this Agreement.

Section 5.5   Reserved.

Section 5.6   Reserved.

Section 5.7   Conditional Resignation Letter. The Company shall have received the duly executed Conditional Resignation Letter.

Section 5.8   Board of Directors. As of the Closing, the Company shall have an authorized Board of Directors of seven (7) persons, and the Board of Directors shall be comprised of the Persons designated pursuant to the terms of the Stockholders' Agreement and Section 7.21 hereof, five (5) of whom shall be nominated by the Purchaser and not have previously served on the Board of Directors.

Section 5.9   Consents. The Company shall have delivered to the Purchaser the Company Debt Consents and the written Consents identified on Section 5.9 of the Disclosure Schedule in form and substance reasonably acceptable to the Company.

Section 5.10   Resignation from Michael V. Shustek. The Company shall have received a duly executed resignation letter in substantially the form of Exhibit F from Michael V. Shustek (the "Michael V. Shustek Resignation").

Section 5.11   Ownership Limitations Waiver. The Company shall have delivered to the Purchaser an Ownership Limit Waiver Agreement, in accordance with Section 7.15, duly executed by the Company.

Section 5.12   Settlement Agreement. The Circuit Court for Baltimore City, Maryland shall have entered a judgment of dismissal and approval of the class settlement of the Class Action Litigation substantially on the terms set forth in the Settlement Agreement, subject only to said judgment being set aside solely in the event the Closing does not take place as required by Section 1.3, and no material breach of the Settlement Agreement by any of the parties thereto shall have occurred as of the Closing Date. Each then-current director defendant identified in the Class Action Litigation shall execute a release in the form previously agreed to by the Company and the Purchaser (the "Settlement Condition").

Section 5.13   Termination of SEC Investigation. Purchaser shall have received written correspondence (which may be via electronic mail) from the SEC stating that it does not intend to recommend any enforcement action by the Commission against The Parking REIT in connection with the investigation entitled "In the Matter of Parking REIT, Inc., SF-4230."

Section 5.14   Frustration of Closing Conditions. Purchaser may not rely, either as a basis for not consummating the Transactions or terminating this Agreement and abandoning the Transactions, on the failure of any condition set forth in this Article V to be satisfied if such failure was caused by Purchaser or one of its Affiliates material breach of any provision of this Agreement.

Article VI
Conditions of the Company's, the Operating Partnership's and the Advisor's Obligations at Closing.

The obligations of the Advisor to sell Shares to the Purchaser, transfer the Settlement Trust Shares to the Settlement Trust, of the Company to issue the Warrants and of the Operating Partnership to issue the OP Units to Purchaser at the Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

Section 6.1   Representations and Warranties.   (i) Each of the representations and warranties of the Purchaser set forth in Section 4.2, Section 4.10, Section 4.12, and Section 4.13 shall be true and correct at and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); (ii) each of the representations of the Purchaser set forth in Section 4.1 shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), and (iii) all the other representations and warranties of the Purchaser set forth in Article IV shall be true and correct (without giving effect to any limitation as to "materiality," "Purchaser Material Adverse Effect" or similar language set forth therein) at and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and correct as of such particular date or period of time) except, in each case, where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to "materiality," "Purchaser Material Adverse Effect" or similar language set forth therein) has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 6.2   Performance.   The Purchaser shall have (A) delivered all documents and other items required of the Purchaser pursuant to Section 1.4(c) and this Article VI and (B) performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Purchaser on or before the Closing.

Section 6.3   Absence of Purchaser Material Adverse Effect. There shall not have occurred any event since the Effective Date, and no circumstance shall exist, that constitutes, or could reasonably be expected to result in, a Purchaser Material Adverse Effect.

Section 6.4   Court Orders.   No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, executive order, ruling, injunction or other order which prohibits or makes illegal the consummation of the transactions contemplated by this Agreement.

Section 6.5   Purchaser Debt Consents and Amendments.   The Purchaser shall have delivered to the Company the Purchaser Debt Consents and Amendments.

Section 6.6   Title Insurance Policies. The Title Company shall be bound to issue the Title Policies to the applicable Contributed Company at Closing, conditioned only upon receipt of payment for the Title Policies.

Section 6.7   Frustration of Closing Conditions. Neither the Company, the Advisor nor the Operating Partnership may rely, either as a basis for not consummating Transactions or terminating this Agreement and abandoning the Transactions, on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party's material breach of any provision of this Agreement.

Article VII
Covenants and Agreements.

Section 7.1   Affirmative Covenants.

(a)   During the period from the date of this Agreement until the earlier to occur of the Closing Date and the date, if any, on which this Agreement is validly terminated pursuant to Section 9.1 (the "Interim Period"), except to the extent required by Law, as otherwise expressly contemplated or prohibited by this Agreement, or as consented to by the Purchaser in writing, the Company shall, and shall cause the Operating Partnership and Subsidiaries, as applicable, to:

(i)   conduct their respective businesses in the Ordinary Course of Business, consistent with past practice;

(ii)   duly and timely file or cause to be filed material Tax Returns and all other material reports and returns required to be filed with any Governmental Entity and promptly pay or cause to be paid when due all material Taxes and other material assessments and governmental charges, including interest and penalties levied or assessed, unless diligently contested in good faith by appropriate proceedings;

(iii)   take commercially reasonable efforts to (i) preserve intact the current business organization of the Company, (ii) preserve the tangible and intangible assets of the Company, the Operating Partnership and the Subsidiaries in good condition and repair, casualty and normal wear and tear excepted, including managing and operating all Company Property in the ordinary and usual manner, (iii) keep available the services of the current officers, employees and agents of such entities, (iv) maintain the relations and goodwill with suppliers, landlords, tenants, creditors, regulators, employees and agents of, and others having business relationships with the Company, the Operating Partnership and the Subsidiaries, and (v) maintain all insurance policies in effect as of the Effective Date; provided that the Company and each of the applicable Subsidiaries shall have no obligation to preserve their status as a REIT within the meaning of the Code;

(iv)   comply in all material respects with all obligations under the Material Contracts, except for such failures to comply as could not reasonably be expected to result, individually or in the aggregate, in the incurrence by the Company of any Liability in an amount in excess of $100,000;

(v)   continue to timely file all necessary filings under the Exchange Act;

(vi)   use commercially reasonable efforts to obtain releases from all defendants identified in the Class Action Litigation in form and substance satisfactory to Purchaser in its reasonable discretion, to the extent not covered in the Settlement Agreement; and

(vii)   take no action which materially adversely affects the ability of any party to perform its covenants and agreements under this Agreement.

(b)   During the Interim Period, except to the extent required by Law, as otherwise expressly contemplated or prohibited by this Agreement or as consented to by the Company in writing, the Purchaser shall:

(i)   conduct its business, with respect to the Contributed Companies and the Technology Contribution, in the Ordinary Course of Business, consistent with past practice;

(ii)   take such reasonable best efforts to preserve the Contributed Companies and the Technology Contribution in good condition and repair, casualty and normal wear and tear excepted;

(iii)   preserve intact its current business organization, goodwill, ongoing businesses and relationships with third parties solely as they relate to the Contributed Companies and the Technology Contribution;

(iv)   comply in all material respects with all obligations under the material Contracts of the Contributed Companies and the Technology Contribution, except for such failures to comply as could not reasonably be expected to result, individually or in the aggregate, in the incurrence by the Purchaser of any Liability in an amount in excess of $100,000;

(v)   take no action which materially adversely affects the ability of the Purchaser to perform its covenants and agreements under this Agreement with respect to the Contributed Companies and the Technology Contribution; and

(vi)   use commercially reasonable efforts to obtain (1) an estoppel certificate from the Cityfront Center East Maintenance Association, an Illinois Not-for-Profit Corporation, pursuant to that certain Declaration of Protective Covenants, Conditions and Restrictions for Cityfront Center East, recorded August 31, 1989, in the land records of Cook County, Illinois (the "Cook County Land Records") as Document No. 89410218, as amended (the "Cityfront Declaration"), confirming (a) full payment of all assessments levied including for the month of closing, (b) there are no defaults under the Cityfront Declaration, (c) the Cityfront Declaration has not been amended or modified, and (d) the Cityfront Declaration is in full force and effect; and (2) an estoppel certificate from the owners under that certain Declaration of Easements and Operating Requirements for River East Center (the "River East Declaration") dated as of November 14, 2001, and recorded on November 15, 2001, in the Cook County Land Records as Document No. 0011072756, as amended, in the form specified in Section 14.1 of the River East Declaration.

Section 7.2   Negative Covenants.

(a)   During the Interim Period, except for the execution, delivery and performance of the Transaction Agreements, to the extent required by Law, as consented to by the Purchaser in writing, as otherwise expressly contemplated or prohibited by this Agreement, or as set forth in Section 7.2 of the Disclosure Schedule, the Company shall not, and the Company shall not cause or permit the Operating Partnership or Subsidiaries, as applicable, to:

(i)   (x) take any affirmative action that would result, or would reasonably be expected to result, (i) in the occurrence of any of the changes or events listed in Section 2.11 or (ii) in a material change in the Company's cash management practices, or (y) fail to take any reasonable action within their control that would avoid such a result;

(ii)   except for OP Units issued in respect of the Loan or the Advance, authorize for issuance or issue any additional shares of its capital stock (including any OP Units) or securities convertible into or exchangeable for shares of its capital stock (including any OP Units), or issue or grant any right, option or other commitment for the issuance of shares of its capital stock or of such securities, or split, combine, reclassify or subdivide any shares of its capital stock (including any OP Units);

(iii)   make, declare, set aside or pay any dividends or other distributions with respect to any shares of its capital or redeem or purchase, directly or indirectly, any shares of its capital stock any options or any other rights to acquire any of its equity interests, except for (x) the distributions to the Company that are required to be made in respect of the partnership interests in the Operating Partnership in connection with any dividends paid on the Common Stock or Preferred Stock, or (y) dividends or distributions, declared, set aside or paid by any Subsidiary to the Company or any Subsidiary that is, directly or indirectly, wholly-owned by the Company;

(iv)   purchase, redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of the Company, the Operating Partnership or any Subsidiary, other than the repurchase of shares of stock of the Company that are in excess of the ownership limits set forth in the Company Organizational Documents;

(v)   amend, modify or propose to amend or modify the Organizational Documents of the Company, the Operating Partnership or any Subsidiary, except as permitted by Section 7.9(e);

(vi)   create any subsidiary to acquire any shares or other equity securities of any corporation or acquire any equity or ownership interest in any business or entity;

(vii)   except for the Loan, (1) incur, create, assume, refinance, replace or prepay any amount of Indebtedness for borrowed money, assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for, any Indebtedness of any other Person (other than a wholly-owned Subsidiary), except pursuant to Section 7.9(b), or (2) issue or sell debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary or guarantee any debt securities of another Person;

(viii)   lend money or make capital contributions or advances to, or make investments in, any Person;

(ix)   acquire, dispose, or agree to acquire or dispose of any investment in any property or properties (whether real property or personal property) or any other asset or assets in an aggregate amount in excess of $100,000;

(x)   other than as required by Law, (1) hire or terminate (without cause) any officer, manager, trustee or director of the Company or any Subsidiary or promote or appoint any Person to a position of officer, manager, trustee or director of the Company or any Subsidiary, (2) except as required by the existing terms of any Company employee benefit plan, establish, adopt, enter into, terminate or materially amend any Company employee benefit plan, (3) except as required by the existing terms of any Company Employee Programs, increase in any manner the amount, rate or terms of compensation (including base salary and annual bonus opportunity), perquisites or other benefits payable or to become payable to any director, officer, manager, trustee or employee of the Company or any of the Subsidiaries, except for raises given in the Ordinary Course of Business to non-executive employees who have an annual compensation of $100,000 or less, (D) amend or waive any of its rights under, or accelerate the vesting under, any provision of any Company Employee Programs (or any plan, program, arrangement, practice or agreement that would be a Company Employee Programs if it were in existence on the date hereof), (E) grant to any current or former director, officer, manager, trustee, employee or consultant of the Company or any of the Subsidiaries any right to new severance or termination pay, or increase in severance or termination pay, (F) pay any bonus to any current or former trustee, director, officer, manager, employee or consultant of the Company or any of the Subsidiaries other than pursuant to the terms of any existing Company Employee Programs, (G) grant any new awards under any Company Employee Programs, (H) amend or modify any outstanding award under any Company Employee Programs, or (I) take any action to accelerate the payment, or to fund or in any other way secure the payment, of compensation or benefits under any Company Employee Programs;

(xi)   enter into or modify in a manner adverse to the Company, the Operating Partnership or any Subsidiaries any Tax Protection Agreement applicable to the Company, the Operating Partnership or any Subsidiary (a "Company Tax Protection Agreement"), make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file any federal income Tax Return (except to the extent prepared in a manner in accordance with past practice, except as required by applicable Law) or amend any material income Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except, in each case, (i) to the extent required by Law or (ii) to the extent necessary to qualify or preserve the status of any Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(xii)   enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Material Contract (or any Contract that, if existing as of the date hereof, would constitute a Material Contract), except (i) any termination or renewal in accordance with the terms of any existing Material Contract, and (ii) the entry into any commercial leases in the Ordinary Course of Business, which would not, if existing as of the date hereof, constitute a Company Major Lease;

(xiii)   waive, release, assign, settle or compromise any Legal Actions, Liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), directly or indirectly, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) that do not exceed $100,000 individually or $500,000 in the aggregate, (B) do not involve the imposition of any injunctive relief against the Company or any Subsidiary, (C) do not provide for any admission of material liability by the Company or any of the Subsidiaries, and (D) with respect to the Stockholder Litigation Matters; provided, that in in case of clauses (A), (B) and (C) of this paragraph, such Legal Actions, Liabilities or obligations shall not be against, or owed to the Company or a Subsidiary by, any Restricted Person;

(xiv)   sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, (A) any Company Property (or real property that if owned by the Company or any Subsidiary on the date of this Agreement would be a Company Property) or (B) any other assets, or place or permit any Liens thereupon, except (in the case of (A) or (B)) sales, transfers or other such dispositions of personal property that do not exceed $100,000 in the aggregate;

(xv)   enter into a new line of business or enter into any agreement that would limit or otherwise restrict (or purport to limit or otherwise restrict) the Company or any of the Subsidiaries or any of their successors from engaging or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

(xvi)   amend or modify the compensation terms or any other obligations of the Company contained in the engagement letter with the Company's financial advisor in connection with the Transaction or engage other financial advisors in connection with the transactions contemplated by this Agreement;

(xvii)   make any payment or payments individually or in the aggregate exceeding $10,000 to any Restricted Person or any Affiliate of the Company that is not a Subsidiary or enter into any contract or agreement (written or otherwise) with any Restricted Person, except for any payments of salary or other compensation to Company personnel to the extent not restricted by Section 7.2(a)(x);

(xviii)   authorize, or enter into, any contract, agreement, commitment or arrangement to take any of the foregoing actions;

(xix)   fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on September 30, 2020, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC; or

(xx)   without the express prior written consent of the Purchaser, permit the Budgeted Expenses on any date to exceed the amount set forth for such date on Section

7.2(a)(xx) of the Disclosure Schedule, such consent not to be unreasonably withheld, conditioned or delayed.

(b)   During the Interim Period, and except for the execution, delivery and performance of the Transaction Agreements, to the extent required by Law or as consented to by the Company in writing, the Purchaser shall not:

(i)   dispose, or agree to dispose, of any Contributed Company, and assets of any Contributed Company or the Technology Contribution;

(ii)   sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to any Contributed Company or any assets of any Contributed Company, or, as applicable, the Technology Contribution;

(iii)   incur, create, assume, refinance, replace or prepay any amount of Indebtedness for borrowed money, assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for, any Indebtedness of any other Person (other than a wholly-owned Subsidiary), in each case, with respect to any Contributed Company except pursuant to Section 7.9(d), and the Technology Contribution;

(iv)   permit any insurance policy covering the Contributed Companies to be cancelled, terminated or allowed to expire, unless Purchaser shall have obtained an insurance policy with substantially similar terms and conditions to the cancelled, terminated or expired policy;

(v)   adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization; or

(vi)   authorize, or enter into, any contract, agreement, commitment or arrangement to take any of the foregoing actions.

Section 7.3   Access.

(a)   From the date hereof through the earlier to occur of the Closing or the termination of this Agreement, the Company shall provide to the Purchaser and such Purchaser's authorized agents, Affiliates, officers and representatives (including financing sources and their respective representatives) (a) reasonable access to the books and records, customers, properties, directors, managers and officers of the Company and its Subsidiaries, including copies of minutes of all meetings of directors and shareholders (and all actions by written consent) through the Closing; *provided, however*, that such examinations and investigations shall be conducted during the Company's normal business hours and in the presence of a designated representative of the Company and shall not unreasonably interfere with the operations and activities of the Company; (b) copies of all Contracts, books and records, documents relating to the terms of employment or any other matter relating to any officer, director, manager or employee of any of the Company and its Subsidiaries other existing documents and data as such Purchaser may reasonably request; and (c) such additional financial, operating and other data and information as such Purchaser may reasonably request.

(b)   Without limiting the foregoing, but subject to the other terms of this Section 7.3, the Company shall consult with the Purchaser, and allow the Purchaser the opportunity to reasonably participate in, at the Purchaser's cost, and keep the Purchaser reasonably informed with respect to, any Legal Action brought by any shareholder of the Company against the Company or any of its directors or officers. The Company shall also provide the officers of the Purchaser with access to the personnel of the Company relating to responsibilities and/or potential contractual arrangements of the Company to be effective on or after the Closing. Neither the Company, the Purchaser, nor any of their respective subsidiaries, shall be required to provide access to or to disclose information (i) where such access or disclosure would jeopardize the attorney-client privilege of such party or its subsidiaries or contravene any Law, Order, fiduciary duty or binding agreement entered into prior to the date of this Agreement or (ii) relating to its board's officers', employees', agents', or financial advisers' consideration or deliberation of the Transactions. The parties hereto shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of part (i) of the preceding sentence apply.

(c)   In addition, the Advisor and the Company shall, and shall each cause their respective Representatives to, promptly notify Purchaser and the relevant Purchaser Representatives of all material developments in the SEC Investigation or the Stockholders Litigation Matters and, in particular, furnish copies to Purchaser and the relevant Purchaser Representatives of all non-privileged correspondence to and from the SEC and any other investigating agency or plaintiff and all deposition transcripts with respect to the SEC Investigation or the Stockholder Litigation Matters, and, at the request of Purchaser from time to time, discuss the current status thereof. Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to provide any information or access that it reasonably believes would violate applicable law, rules or regulations or the terms of any confidentiality obligation by which it is bound, or cause forfeiture of attorney/client privilege; provided, that in any case where the Company is relying on this sentence in not providing all or any of the information or access requested by Purchaser, it shall promptly inform Purchaser and/or the relevant Purchaser Representative of its reliance on this exception and indicate in such notice the specific reason for such reliance and make appropriate substitute disclosure arrangements if practicable.

(d)   A designee of the Purchaser who is approved by the Board of Directors shall be permitted to attend all meetings of the Board of Directors; *provided, however,* such designee (i) will attend such meetings in an observational capacity only and shall not participate in any deliberations or decisions of the Board of Directors or any committee thereof; (ii) may be excluded from any executive sessions or committee meetings that the Board of Directors determines is necessary or appropriate in the Board's sole discretion; and (iii) shall be excluded from any portions of such meetings involving (A) discussion relating to the Transactions, (B) matters for which the inclusion of such individuals would or could reasonably be expected to violate applicable Law or Orders of a Governmental Entity, or (C) discussions relating to matters which are otherwise reasonably deemed by the Board of Directors to be confidential (together, "Board Confidential Matters"). Board packages and notices shall be submitted by the Company to the Purchaser for distribution to the Purchaser's designated attendee simultaneously with their submission to board members; *provided, that,* information relating to Board Confidential Matters may be excluded therefrom. All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Mutual Confidentiality Agreement dated August 7, 2020 between Purchaser and the Company. For the avoidance of doubt, the Company agrees and acknowledges that Manuel Chavez III shall be Purchaser's designee and he is approved by the Board of Directors for purposes of this Section 7.3(d).

(e)   The foregoing provisions of this Section 7.3 will not require the Company or its Subsidiaries to permit any access to any of its employees, properties, books, contracts, and records or its business, properties, and personnel, or to permit any inspection, review, sampling, or audit, or to disclose or otherwise make available any information that, in the reasonable judgment of the Company, would (i) unreasonably disrupt the operations of the Company or any of its Subsidiaries, (ii) result in the disclosure of any trade secrets of a third party or violate any obligations of confidentiality of the Company or any of its Subsidiaries to a third party if the Company will have used reasonable best efforts to obtain the consent of such third party to such disclosure (provided that the Company will use commercially reasonable efforts to allow for access or disclosure to the extent that does not result in the disclosure of any trade secrets or violation of the confidentiality obligations) or (iii) reasonably be expected to cause the loss or waiver of the protection of any attorney-client privilege, attorney work product, or other relevant legal privilege. If any material is withheld by the Company or a Subsidiary pursuant to the preceding sentence, the Company shall inform Purchaser as to the general nature of what is being withheld and use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure under circumstances in which the restrictions of the preceding sentence do not apply, to the extent permitted by applicable Law. Notwithstanding the foregoing, the Purchaser and its Representatives will not be permitted to perform any on-site procedures (including an on-site environmental or other study or any sampling) with respect to any property of the Company or its Subsidiaries without the Company's prior written consent, which shall not be unreasonably withheld, conditioned, or delayed. Neither Purchaser nor its Representatives will share the results of any permitted on-site environmental study or any sampling unless requested by the Company or Operating Partnership in writing. All requests for information made pursuant to this Section 7.3 must be directed to the executive officer or other Person designated by the Company. All information exchanged or made available will be governed by the terms of the Mutual Confidentiality Agreement dated August 7, 2020 between Purchaser and the Company (the "Confidentiality Agreement"). To the extent that any of the information or material furnished pursuant to this Section 7.3 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and will not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege will remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(f)   The Purchaser will not, and will cause its Representatives not to, prior to the Closing, use any information obtained pursuant to this Section 7.3 for any competitive or other purpose unrelated to the consummation of the Transactions (provided that the purpose of the Transactions shall be understood to include the post-Closing transition and integration). Prior to the Closing, the Purchaser will not, and will cause its Representatives not to, contact or otherwise communicate with the employees, customers, suppliers, distributors, engineers, land planners, contractors, subcontractors, landlords, lessors, banks or other lenders of the Company or any of its Subsidiaries regarding the business of the Company, this Agreement, the Transactions without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that, for the avoidance of doubt, nothing in this Section 7.3(f) shall be deemed to restrict the Purchaser and its Representatives and Affiliates from contacting such parties in the ordinary course of Purchaser's business.

(g)   This Section 7.3 shall not affect or otherwise diminish or obviate in any respect, or affect the Purchaser's right to rely upon, any of the representations, warranties or covenants contained in this Agreement.

Section 7.4   Cooperation; Other Approvals.

(a)   Subject to the terms and conditions herein provided, each of the parties hereto agrees to use reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper and advisable under applicable Law, to consummate the Transactions as promptly as practicable.

(b)   Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper, or advisable to consummate and make effective, the transactions contemplated by this Agreement, including the obtaining of all necessary actions or non-actions, waivers, consents and approvals from Governmental Entities. Each of the Purchaser and the Company shall, upon request by the other, furnish the other party with such necessary information and reasonable assistance as such other party and its Affiliates may reasonably request in connection with their preparation of necessary filings, registrations, or submissions of information to any Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

(c)   Upon request by the Purchaser, the Company shall, and will cause its counsel, financial advisors, accountants, agents and other authorized representatives to, fully cooperate and promptly furnish to the Purchaser all such information required to effectuate the timely filing with the SEC of all reports, documents, consents or amendments thereto contemplated under this Agreement or required under the Securities Act or Exchange Act, as applicable, and the rules and regulations thereunder, as a result of or in connection with the transactions contemplated under this Agreement.

Section 7.5   Public Announcements. The Company and the Purchaser shall cooperate and consult with each other prior to issuing any press release or making any other public statement, announcement or SEC filing with respect to this Agreement or the Transaction Agreements, and shall not issue any such press release, public statement or announcement or make any such SEC filing prior to review and approval (such approval not to be unreasonably withheld or delayed) by the other; *provided, however*, that, with respect to the Current Report on Form 8-K that the Company will be required to file with the SEC within four (4) Business Days after the Effective Date regarding this Agreement and the transactions contemplated hereby, the Company shall provide the Purchaser with a draft of such Current Report on Form 8-K by no later than 5:00 pm

Eastern time on the second Business Day immediately following the Effective Date and the Purchaser shall provide any written comments it has on such draft Current Report on Form 8-K within one (1) Business Day after the Purchaser receives such draft. The Company shall consider in good faith and shall use its commercially reasonable best efforts to address any comments provided by the Purchaser with respect to such Current Report on Form 8-K in a manner that is mutually acceptable to the Company and the Purchaser before filing such Current Report on Form 8-K; *provided, however*, that, so long as the information relating to the Purchaser and its Affiliates and contemplated members contained in such Current Report on Form 8-K is consistent in all material respects with any information with respect to the Current Report on Form 8-K furnished by the Purchaser for inclusion therein, the Company shall not be required under this Section 7.5 to delay filing such Current Report on Form 8-K beyond its due date in accordance with the requirements of Form 8-K under the Exchange Act.

Section 7.6   Update of Schedules; Knowledge of Breach. From time to time up to the Closing, the Company shall promptly supplement or amend any Disclosure Schedule that it has delivered in response to Article II with respect to (a) any matter first existing or occurring following the date hereof that (i) if existing or occurring at or prior to the date hereof would have been required to be set forth or described in the schedule or (ii) is necessary to correct any information in the Disclosure Schedule that has been rendered inaccurate thereby or (b) any matter that first is existing or occurring prior to the date of this Agreement that was not previously set forth in the Disclosure Schedule. No supplement or amendment to any Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article VI. No supplement or amendment to any schedule delivered pursuant to the preceding sentence shall in any way limit the ability of the Purchaser from making a claim for breach of this Agreement. Any supplement or amendment to any Disclosure Schedule shall be deemed to have been delivered solely for informational purposes and shall not be deemed to update the Disclosure Schedule or cure any breach of any representation, warranty, covenant or other agreement for any purpose under this Agreement or to prejudice any rights of the Purchaser under this Agreement, including the right to claim that the representations and warranties of the Company, when made on the date of this Agreement, were untrue.

Section 7.7   No Solicitation.

(a)   Upon the execution of this Agreement, the Company shall, and shall cause each of its Subsidiaries and their respective Representatives to immediately cease any solicitation, encouragement, activities, discussions or negotiations with any Persons that may be ongoing with respect to a Competing Proposal and request that any such Person promptly return or destroy all confidential information concerning the Company and its Subsidiaries. Except as otherwise expressly provided in this Section 7.7, from the date hereof until Closing under this Agreement or, if earlier, the termination of this Agreement in accordance with Article IX, the Company shall not, shall cause each of its Subsidiaries not to, and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (A) solicit, initiate or knowingly facilitate the making of any Competing Proposal or any inquiries regarding a Competing Proposal, (B) enter into, engage in, continue or otherwise participate in any discussions or negotiations regarding a Competing Proposal, (C) furnish to any other Person information in connection with or for the purpose of encouraging or facilitating, or which reasonably would be expected to encourage or facilitate, a Competing Proposal, (D) approve, endorse, recommend or enter into any letter of intent, agreement, merger agreement, acquisition agreement or agreement in principle or other similar agreement to effect a Competing Proposal (other than an Acceptable Confidentiality Agreement) (each, an "Acquisition Agreement"), (E) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, (F) take any action (a "Takeover Statute Exemption") to exempt any Person from, or make any acquisition of securities of the Company by any Person not subject to, any state takeover statute or similar statute or regulation that applies to the Company with respect to a Competing Proposal or otherwise, including the restrictions on "business combinations" set forth in the MGCL, except for Purchaser or any of its respective Subsidiaries, or the Transactions, or (G) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action. The Company agrees that in the event that any of its Subsidiaries or their respective Representatives takes any action which, if such action were taken by the Company, would constitute a breach by the Company of this Section 7.7, and, solely in the case of Representatives other than the Company's directors, officers and employees, such action was taken at the Company's prior consent, then the Company shall be deemed to have so breached this Section 7.7.

(b)   Notwithstanding anything to the contrary in this Agreement, if at any time on or after the date hereof, the Company or any of its Representatives receives a bona fide, unsolicited written Competing Proposal from any Person or group of Persons, which Competing Proposal was made after the date hereof and did not result from a material breach of the Company's obligations under Section 7.7, (A) the Company and its Representatives may contact such Person or group of Persons to clarify the terms and conditions thereof and (B) if the Board of Directors determines, after consultation with independent financial advisors and outside legal counsel, that such Competing Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, then the Company and its Representatives may thereafter (x) enter into an Acceptable Confidentiality Agreement (a copy of which shall be provided to Purchaser within twenty-four (24) hours after execution), and subsequently provide access to the Company Properties to, facilitate customary due diligence investigations by, and furnish, information (including non-public information) with respect to the Company and its Subsidiaries to, the Person or group of Persons who has made such Competing Proposal and their Representatives; *provided* that the Company shall promptly provide to Purchaser any non-public information concerning the Company or any of its Subsidiaries or any of their assets, properties, business or operations that is provided to any such Person or group of Persons which was not previously provided to Purchaser or its Representatives; and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons and their Representatives regarding such Competing Proposal. The Company shall promptly (but in any event within twenty-four (24) hours) notify Purchaser in writing if the Company or any of its Representatives receives any Competing Proposal or request for non-public information or furnishes non-public information and/or enters into discussions or negotiations as provided in this Section 7.7(b). In such notice, the Company shall identify the third-party making, and details of the material terms and conditions of, any such Competing Proposal, indication or request. Notwithstanding anything in this Agreement to the contrary, the Company may (A) permit a non-public Competing Proposal to be made under a standstill or confidentiality agreement and (B) waive any provision thereof in connection with a Competing Proposal, in each case, if the Board of Directors (or duly authorized committee thereof) determines, after consultation with its outside counsel, that the failure to take such action would reasonably be expected to constitute a breach of the duties of the members of the Board of Directors (or duly authorized committee thereof) under applicable Law.

(c)   Following the date hereof, the Company shall keep Purchaser reasonably informed on a current and prompt basis of the status of any discussions or negotiations regarding any Competing Proposal. The Company will, promptly (but in any event within twenty-four (24) hours) upon receipt or delivery thereof, provide Purchaser with copies of all drafts of agreements relating to such Competing Proposal, in each case exchanged between the Company, its Subsidiaries or their Representatives, on the one hand, and the Person making such Competing Proposal or any of its Representatives, on the other hand.

(d)   Except as expressly permitted by this Section 7.7, the Board of Directors (or any committee thereof) shall not (i)(A) take any formal action or make any recommendation or public statement in connection with a tender offer (other than the Tender Offer) or exchange offer other than a recommendation against such offer or a temporary "stop, look and listen" communication by the Board of Directors pursuant to Rule 14d-9(f) of the Exchange Act or (B) adopt or approve a Competing Proposal or Superior Proposal (actions described in this clause (i) being referred to as a "Company Adverse Recommendation Change"), (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any Acquisition Agreement (other than an Acceptable Confidentiality Agreement), or (iii) resolve to do any of the foregoing.

(e)   Notwithstanding anything to the contrary in this Agreement, the Board of Directors may (x) make a Company Adverse Recommendation Change in connection with a Competing Proposal or (y) enter into an Acquisition Agreement with respect to a Competing Proposal and terminate this Agreement pursuant to Section 9.1(d), only if, (1) such Competing Proposal was made after the date hereof and did not result from a material breach of the Company's obligations under Section 7.7(a), (2)(i) prior to taking such action, the Board of Directors has determined, after consultation with independent financial advisors and outside legal counsel, as applicable, that the failure to take such action would reasonably be expected to constitute a breach of the duties of the members of the Board of Directors (or duly authorized committee thereof) under applicable Law, and (ii) the Board of Directors has determined, after consultation with independent financial advisors and outside legal counsel, as applicable, that such Competing Proposal constitutes a Superior Proposal, (3) prior to taking any such actions, the Company has given the Purchaser four (4) business days' prior written notice of its intention to take such action (the "Notice Period") (which notice shall include a copy of the Superior Proposal, a copy of the relevant proposed transaction agreements and a copy of any financing commitments relating thereto), (4) the Company and its Subsidiaries shall negotiate, and shall cause their respective Representatives to negotiate, in good faith with Purchaser during such Notice Period, to the extent Purchaser wishes to negotiate, in order to enable Purchaser to propose revisions to the terms of this Agreement and any other agreements relating to the Transactions contemplated hereunder such that the Competing Proposal would no longer constitute a Superior Proposal, (5) following the end of such Notice Period, the Board of Directors (or duly authorized committee thereof) shall have considered, after consultation with independent financial advisors and outside legal counsel, as applicable, any changes or revisions to this Agreement proposed in writing by Purchaser during the Notice Period, and shall have determined that the Superior Proposal would still constitute a Superior Proposal if such changes were to be given effect, (6) in the event that, after the commencement of the Notice Period, there is any material change to the terms of such Competing

Proposal, the Company shall deliver to Purchaser an additional notice consistent with that described in clause (3) above, and the Notice Period shall be extended, if applicable, in order to ensure that at least two (2) Business Days remain in the Notice Period subsequent to the time that the Company notifies Purchaser of any such material revision (it being understood that there may be multiple extensions), and (7) solely in the case of an action described in clause (y) above, the Company pays Purchaser concurrently with such termination, by wire transfer of same day funds, the Termination Fee. If the Board of Directors makes a Company Adverse Recommendation Change or enters into an Acquisition Agreement with respect to a Superior Proposal in accordance with this Section 7.7(e), the Company shall be entitled to take any action constituting a Takeover Statute Exemption that the Board of Directors determines is reasonably necessary to effect the consummation of the applicable Superior Proposal.

(f)   Nothing in this Agreement shall prohibit the Board of Directors from: (i) making any "stop, look and listen" communication to the Company's stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, (ii) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, if failure to do so would violate applicable Law or (iii) making any disclosure to the stockholders of the Company if the Board of Directors determines in good faith after consultation with its outside legal counsel that the failure to do so would reasonably be expected to constitute a breach of the duties of the members of the Board of Directors (or duly authorized committee thereof) under applicable Law; provided, however, that the Board of Directors shall be permitted and the Company shall cause the Board of Directors to recommend that stockholders accept the Purchaser's Tender Offer.

(g)   As used in this Agreement, "Competing Proposal" shall mean any inquiry, proposal or offer from any Person (other than Purchaser and its Subsidiaries) or "group", within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) direct or indirect acquisition or transfer of assets of the Company or its Subsidiaries equal to 20% or more of the Company's consolidated assets or to which 20% or more of the Company's revenues or earnings on a consolidated basis are attributable, (B) direct or indirect acquisition of 20% or more of the outstanding Common Stock, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Common Stock, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Common Stock involved is 20% or more; in each case, other than the Transactions.

(h)   As used in this Agreement, "Superior Proposal" shall mean any bona fide written Competing Proposal that the Board of Directors has determined in good faith (taking into consideration the various legal, financial, and regulatory aspects of such Competing Proposal, and the Person or "group", within the meaning of Section 13(d) of the Exchange Act, making such Competing Proposal (including any required financing, stockholder approval requirements of the Person or group making the proposal, regulatory approvals, stockholder litigation, breakup fee and expense reimbursement provisions, expected timing and risk and likelihood of consummation)), after consulting with the Company's outside legal counsel and independent financial advisors that if consummated, would result in a transaction more favorable to the Company's stockholders from

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a financial point of view than the Transactions (including any revisions to the terms of this Agreement proposed by Purchaser in response to such proposal or otherwise); *provided* that for purposes of the definition of "Superior Proposal", the references to "20%" in the definition of Competing Proposal shall be deemed to be references to "80%."

Section 7.8   Directors' and Officers' Indemnification and Insurance.

(a)   Subject to Section 7.8(f), the Company agrees that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director (or manager) of the Company or its Subsidiaries (each an "Indemnified Party"), as provided in the Organizational Documents of the Company and its Subsidiaries, in each case as in effect on the date of this Agreement, and pursuant to the indemnification agreements between the Company and each of its officers and directors listed in subsection (m) of Section 2.32 of the Disclosure Schedule (the "Director and Officer Indemnification Agreements"), each as in effect on the date hereof, shall continue in effect in accordance with their terms, without further action, and shall survive the transactions contemplated hereby after the Closing Date, and, if any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.

(b)   Subject to Section 7.8(f), for six (6) years after the Closing Date, to the fullest extent permitted under applicable Law, the applicable Organizational Documents in effect on the Closing Date and the Director and Officer Indemnification Agreements, the Company shall indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Closing Date, including in connection with the transactions contemplated by this Agreement, and shall reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as such expenses are incurred, subject to the Company's receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under applicable Law; *provided, however,* that the Company will not be liable for any settlement effected without the Company's prior written consent (which consent shall not be unreasonably withheld or delayed).

(c)   The Company shall (i) maintain in effect for a period of six (6) years after the Closing Date, if available, the current policies of directors' and officers' liability insurance maintained by the Company immediately prior to the Closing Date (*provided that* the Company may substitute therefor policies, of at least the same coverage and amounts and containing terms and conditions that are not less advantageous in the aggregate to the directors and officers of the Company and its Subsidiaries when compared to the insurance maintained by the Company as of the date hereof), or (ii) obtain as of the Closing Date "tail" insurance policies with a claims period of six (6) years from the Closing Date with at least the same coverage and amounts and containing terms and conditions that are not less advantageous in the aggregate to the directors and officers of the Company and its Subsidiaries, in each case with respect to claims arising out of or relating to events which occurred before or at the Closing Date (including in connection with the transactions contemplated by this Agreement). Notwithstanding the foregoing, if the coverage described in this Section 7.8(c) cannot be obtained, or can only be obtained by paying aggregate premiums in excess of 250% of the annual amount currently paid by the Company for such coverage, the Company shall only be required to provide as much coverage as can be obtained by paying aggregate premiums equal to 250% of the aggregate annual amount currently paid by the Company for such coverage.

(d)   The obligations of the Company under this Section 7.8 shall survive the consummation of the transactions contemplated by this Agreement and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 7.8 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 7.8 applies shall, from and after the Closing, be third party beneficiaries of this Section 7.8, each of whom may enforce the provisions of this Section 7.8).

(e)   If the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Company shall assume all of the obligations of the Company set forth in this Section 7.8. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to the Company or its officers or directors, it being understood and agreed that the indemnification provided for in this Section 7.8 is not prior to, or in substitution for, any such claims under any such policies.

(f)   After the Closing, the Advisor's rights to indemnification by the Company or any of its Affiliates with respect to the SEC Investigation (whether or not pursuant to any indemnification agreement, the Organizational Documents of the Company or any of its Affiliates, or any other contract, arrangement, or understanding), shall be limited to $2 million.

(g)   Notwithstanding anything in this Agreement to the contrary, the covenants and obligations set forth in this Section 7.8 are those of the Company, and neither the Purchaser nor any of its Affiliates (other than, after the Closing, the Company) shall have any liability to the Company, any Indemnified Party or any other Person arising out of or with respect to this Section 7.8.

Section 7.9   Reasonable Best Efforts.

(a)   Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall promptly use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the purchase and sale of the Shares, the Warrants and the

Settlement Trust Shares, the Contributions and the other Transactions, including using all reasonable efforts to obtain all necessary actions, nonactions and Consents from Governmental Entities and to make all necessary filings and to take all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid a Legal Action by, any Governmental Entity.

(b)   Before the Closing, each party hereto shall, and shall cause its controlled Affiliates to, use reasonable best efforts to obtain, and to cooperate in obtaining, all consents from third parties necessary or appropriate to permit the Transactions, including the consummation of the purchase and sale of the Shares, the Warrants and the Settlement Trust Shares and the Contributions; provided, however, that, except as provided in subsections (c), (d), (e) and (f), below, the parties shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required (other than customary filing fees payable to Governmental Entities and nominal filing or application fees payable to other third parties) and no party shall agree to any conditions or restrictions imposed by any third party that, individually or in the aggregate, would materially impair (or could reasonably be expected to materially impair) the ability of such party to consummate the Transactions or could reasonably be expected to have a material adverse effect on the economic benefits to Purchaser arising therefrom.

(c)   Notwithstanding the foregoing in clauses (a) and (b) above, with respect to obtaining the Company Debt Consents and Amendments, (i) the Company shall use reasonable best efforts to obtain each of the Company Debt Consents and Amendment after the date of this Agreement, (ii) the Company shall be responsible for seeking to obtain the Company Debt Consents and Amendments, (iii) the Company shall use commercially reasonable efforts to keep the Purchaser apprised of the content and status of any communications with, and communications from, any lender or any loan servicer with respect the Company Debt Consents and Amendment, (iv) the Purchaser shall cooperate in the preparation and submission of each loan consent application, including the collection of all materials, documents, certificates, financials, signatures, and other items required to be submitted to the applicable lender in connection with such loan consents application, (v) the Purchaser shall deliver to each lender on a confidential basis all documents and information required by the applicable loan documents relating to the Purchaser and its Affiliates, and such other information or documentation as such lender reasonably may request with respect to the Purchaser and its Affiliates, including, without limitation, financial statements, income tax returns and other financial information shall reasonably cooperate and assist the Company in connection with soliciting and obtaining the Company Debt Consents and Amendments, including the preparation and delivery of any information relating to Purchaser or any of its Affiliates and all other information required under the applicable loan documents and as may be reasonably requested by any such lender or any loan servicer on behalf of any lender, and (vi) the Company shall be entitled to agree to such amendments, modifications and/or full or partial prepayments, or to the establishment of reserves ("Loan Consent Actions"), as may be reasonably necessary to obtain any required lender consent(s), provided that (a) such Loan Consent Actions shall be subject to the closing of the Transaction, (b) the Company shall have sufficient funds to effectuate the Loan Consent Actions at closing, after giving effect to the Transactions, and (c) the Board determines in good faith that such Loan Consent Actions are in the best interests of the Company and its stockholders; provided further if any Loan Consent Action requires (x) a prepayment in excess of five percent of the applicable loan amount, (y) an increase in the interest rate in excess of 150 basis points, or (z) an increase in any recourse obligations of the Company or its subsidiaries or the replacement or new guaranty of any Person (including of the Purchaser or one of its Affiliates) following Closing, then the Company shall obtain the consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed) prior to agreeing to such modification.

(d)   Notwithstanding the foregoing in clauses (a) and (b) above, with respect to obtaining the Purchaser Debt Consents and Amendments, (i) the Purchaser shall use reasonable best efforts to obtain each of the Purchaser Debt Consents and Amendments after the date of this Agreement (ii) the Purchaser shall be responsible for seeking to obtain the Purchaser Debt Consents and Amendments, (iii) the Purchaser shall use commercially reasonable efforts to keep the Company apprised of the content and status of any communications with, and communications from, any lender or any loan servicer with respect the Purchaser Debt Consents and Amendments, (iv) the Company shall cooperate in the preparation and submission of each loan consent application, including the collection of all materials, documents, certificates, financials, signatures, and other items required to be submitted to the applicable lender in connection with such loan consents application, (v) the Company shall use commercially reasonable efforts to deliver to each lender on a confidential basis all documents and information required by the applicable loan documents relating to the Purchaser and its Affiliates, and such other information or documentation as such lender reasonably may request with respect to the Company and its Affiliates, including, without limitation, financial statements, income tax returns and other financial information shall reasonably cooperate and assist the Company in connection with soliciting and obtaining the Purchaser Debt Consents and Amendments, including the preparation and delivery of any information relating to Company or any of its Affiliates and all other information required under the applicable loan documents and as may be reasonably requested by any such lender or any loan servicer on behalf of any lender (vi) the Purchaser shall be entitled to agree to such Loan Consent Actions as may be reasonably necessary to obtain any required lender consent(s), provided that (a) such Loan Consent Actions shall be subject to the closing of the Transaction and (b) the Company shall have sufficient funds to effectuate the Loan Consent Actions at closing, after giving effect to the Transactions; provided further if any Loan Consent Action requires (x) a prepayment in excess of five percent of the applicable loan amount, (y) an increase in the interest rate in excess of 150 basis points, or (z) an increase in any recourse obligations of the Company or its subsidiaries after giving effect to the Transactions or the replacement guaranty following Closing, then the Purchaser shall obtain the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) prior to agreeing to such modification.

(e)   Notwithstanding the foregoing in clauses (a) and (b) above, with respect to obtaining the Company Debt Consents and Amendments, the Company and Purchaser shall use commercially reasonable efforts to (a) remove MVP Realty Advisors, LLC as the manager of each of the applicable Subsidiaries, (b) remove each of Shustek and Daniel Stubbs as a springing member of each of the applicable Subsidiaries, and (c) remove Shustek, VRMI and VRMII, as applicable, as guarantor of the applicable Subsidiaries.

(f)   Notwithstanding the foregoing in clauses (a) and (b) above, the Advisor, the Company and the Operating Partnership, on the one hand, and the Purchaser, on the other hand, shall act in good faith to determine whether any filings need to be made with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "DOJ") pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") with respect to the Transactions. The parties shall cooperate in good faith to make that determination within fifteen (15) Business Days following the execution and delivery of this Agreement, and thereupon, if the parties determine that any of the Transactions require the filing of a notification and report form under the HSR Act, the parties shall cause any such required notification and report form to be filed within fifteen (15) Business Days of such date. To the extent that any filing obligation arises thereafter, or if facts or circumstances change and such change requires a notification and report form to be filed with the FTC and DOJ, the parties shall promptly cause any such required filing to be made. The Purchaser and Company agree that any filing fees due with respect to filings pursuant to the HSR Act shall be paid by the Purchaser, including any such filings required by reason of, or relative to, any of the Transactions, the Tender Offer and/or the exercise of the Warrant. Each of the parties shall furnish to the others such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing that is necessary under the HSR Act, and in connection with determining any potential filing obligations under the HSR Act. The parties shall keep each other apprised of the status of any communications with and any inquiries or requests for additional information from the FTC, the DOJ and shall comply promptly with any such inquiry or request

Section 7.10   Title Insurance Policies. Purchaser acknowledges and agrees that, for each parcel of Property owned by a Contributed Company, the Company may obtain 2006 form ALTA owner's policies(with extended coverage), covering such Property, issued to the applicable Contributed Company by First American Title Insurance Company ("Title Company"), in each case which may, at the option of the Company: (a) have an effective date as of the Closing Date; (b) be in amount, form and substance reasonably satisfactory to the Operating Partnership; (c) insure that such Contributed Company has valid fee title to the Property, free and clear of all Liens other than Permitted Liens; and (d) include, to the extent available in the applicable jurisdiction, the endorsements that are listed on Section 7.10 of the Disclosure Schedule for each parcel of Property (herein collectively referred to as the "Title Policies"). In order to obtain the Title Policies, only if requested by the Title Company, the Purchaser shall, on its own behalf and not on behalf of the applicable Contributed Company, deliver and retain liability after Closing for, or prior to, the Closing Date the following documents to the Title Company, in customary form and substance reasonably acceptable to the Title Company: (u) customary owner's affidavit; (v) no change to survey affidavit; (w) GAP indemnity; (x) non-imputation affidavit; (y) financial information and information regarding on-going construction (if applicable); and (z) such other customary and reasonable certificates and documents requested by the Title Company in connection with the issuance of the Title Policies contemplated above. In addition, the Purchaser agree to provide to the Operating Partnership and its Representatives, access to the applicable Properties and documents reasonably necessary to produce the Title Policies and to complete such other investigations of the applicable Properties as the Company may elect. The Purchaser shall be responsible for the cost of and premiums for the Title Policies (excluding the cost of and premiums for the endorsements other than any extended coverage endorsements) and the Operating Partnership shall be responsible for the cost of and premiums for the endorsements to such Title Policies (other than any extended coverage endorsements).

Section 7.11   Surveys; Zoning Reports, Property Condition Reports and Environmental Reports. The Purchaser acknowledge and agree that, at the Operating Partnership's sole cost, the Operating Partnership may obtain or have reissued certified ALTA surveys (each, a "Survey"), zoning reports (each, a "Zoning Report"), and property condition reports (each, a "Property Condition Report") and conduct a commercially reasonable environmental review (each, a "New Environmental Report"), in each case with respect to the Contributed Companies and the related Properties. The Purchaser agrees to reasonably cooperate and provide to the Operating Partnership and its Representatives access and documents in their possession reasonably necessary to produce the Surveys, the Zoning Reports, the Property Condition Reports and the New Environmental Report and perform any additional testing recommended pursuant to such New Environmental Reports if requested, provided, that the Operating Partnership and its Representatives shall request authorization from the Purchaser before conducting any intrusive soil sampling (which authorization will not be unreasonably withheld or delayed) and use reasonable efforts to minimize disruptions to the operations conducted on the Contributed Companies in connection therewith.

Section 7.12   Equity Financing.

(a)   Purchaser shall take all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and obtain the Equity Financing on the terms and conditions described in the Equity Commitment Letter, including, but not limited to, using reasonable best efforts to (i) maintain in effect the Equity Commitment Letter, and (ii) satisfy on a timely basis all conditions that are applicable to Purchaser in the Equity Commitment Letter and comply with its obligations thereunder and not take or fail to take, directly or indirectly, any action that would be reasonably expected to prevent or impede or delay the availability or funding of the Equity Financing to Purchaser on the Closing Date and (iii) consummate the Financing Commitments at or prior to Closing.

(b)   Purchaser shall (1) enforce its rights under each Equity Commitment Letter, including (x) diligently and in good faith analyzing potential claims, (y) initiating and diligently pursuing all valid claims necessary to enforce such rights, and (z) subject to the satisfaction or waiver of the conditions precedent thereto, causing the Equity Financing Sources to fund the Financing Commitments at or prior to the time the Closing should occur pursuant to Section 1.3, and (2) not permit, without the prior written consent of the Company, any material amendment or modification to be made to, or any termination, rescission or withdrawal of, or any material waiver of any provision or remedy under, any Equity Commitment Letter, including any such amendment, modification or waiver that (individually or in the aggregate with any other amendments, modifications or waivers) would reasonably be expected to (x) reduce the aggregate amount of the Financing Commitment thereunder, or (y) impose any new or additional condition, or otherwise amend, modify or expand any condition, to the receipt of any portion of the Financing Commitment in a manner that would reasonably be expected to (I) delay or prevent the Closing Date, (II) make the funding of any portion of the Financing Commitment (or satisfaction of any condition to obtaining any portion of the Financing Commitment) less likely to occur or (III) adversely impact the ability of Purchaser or the Company to enforce its rights against any other party to any Equity Commitment Letter or the ability of Purchaser or the Company to consummate the Transactions.

(c)   Purchaser shall give the Company prompt oral and written notice (but in any event not later than 48 hours after the occurrence or discovery thereof) (i) of any breach, default, termination or repudiation by any party to the Equity Commitment Letter of which Purchaser becomes aware, (ii) of the receipt by Purchaser of any notice or other communication from any Person with respect to any actual breach, default, termination or repudiation by any party to the Equity Commitment Letter, of any provisions thereto (but excluding ordinary course negotiations), (iii) if and when Purchaser becomes aware that any portion of the Financing Commitments contemplated by any Equity Commitment Letter may not be available for the Financing Purposes, (iv) of the receipt of any written notice or other written communication from any Person with respect to any (1) breach, default, termination or repudiation by any party to any Equity Commitment Letter or (2) material dispute or disagreement between or among any parties to any Equity Commitment Letter, and (v) of any expiration or termination of any Equity Commitment Letter.

Section 7.13   Asset Commitments.

(a)   Purchaser shall take all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and obtain the Asset Commitments on the terms and conditions described in the Asset Commitment Letter, including, but not limited to, using reasonable best efforts to (i) maintain in effect the Asset Commitment Letter, and (ii) satisfy on a timely basis all conditions that are applicable to Purchaser in the Asset Commitment Letter and comply with its obligations thereunder and not take or fail to take, directly or indirectly, any action that would be reasonably expected to prevent or impede or delay the availability of the Asset Commitments to Purchaser on the Closing Date and (iii) consummate the Asset Commitments at or prior to Closing.

(b)   Purchaser shall (1) enforce its rights under the Asset Commitment Letter, including (x) diligently and in good faith analyzing potential claims, (y) initiating and diligently pursuing all valid claims necessary to enforce such rights, and (z) subject to the satisfaction or waiver of the conditions precedent thereto, causing the Asset Sources to make the Asset Commitments at or prior to the time the Closing should occur pursuant to Section 1.3, and (2) not permit, without the prior written consent of the Company, any material amendment or modification to be made to, or any termination, rescission or withdrawal of, or any material waiver of any provision or remedy under, the Asset Commitment Letter, including any such amendment, modification or waiver that (individually or in the aggregate with any other amendments, modifications or waivers) would reasonably be expected to (x) reduce the Asset Commitment thereunder or the interests in the parking facilities contemplated by the Asset Commitment Letter, or (y) impose any new or additional condition, or otherwise amend, modify or expand any condition, to the receipt of any portion of the Asset Commitment in a manner that would reasonably be expected to (I) delay or prevent the Closing Date, (II) make any portion of the Asset Commitment (or satisfaction of any condition to assigning or transferring any portion of the Asset Commitment) less likely to occur or (III) adversely impact the ability of Purchaser or the Company to enforce its rights against any other party to the Asset Commitment Letter or the ability of Purchaser or the Company to consummate the Transactions.

(c)   Purchaser shall give the Company prompt oral and written notice (but in any event not later than 48 hours after the occurrence or discovery thereof) (i) of any breach, default, termination or repudiation by any party to the Asset Commitment Letter of which Purchaser becomes aware, (ii) of the receipt by Purchaser of any notice or other communication from any Person with respect to any actual breach, default, termination or repudiation by any party to the Asset Commitment Letter, of any provisions thereto (but excluding ordinary course negotiations), (iii) if and when Purchaser becomes aware that any portion of the Asset Commitments contemplated by the Asset Commitment Letter may not be available for the Contribution, (iv) of the receipt of any written notice or other written communication from any Person with respect to any (1) breach, default, termination or repudiation by any party to the Asset Commitment Letter or (2) material dispute or disagreement between or among any parties to the Asset Commitment Letter, and (v) of any expiration or termination of the Asset Commitment Letter.

Section 7.14   Certain Tax Matters.

(a)   All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the Transactions ("Transfer Taxes") will be borne by Purchaser. Purchaser and the Company shall cooperate to file or cause to be filed in a timely manner all necessary documents (including, but not limited to, all Tax Returns) with respect to such Transfer Taxes.

(b)   The Operating Partnership and the Advisor shall deliver to the Purchaser, dated as of the Closing Date, a properly completed and executed IRS Form W-9 meeting the requirements of Proposed Treasury Regulations Sections 1.1445-2(b)(2)(v) and 1.1446(f)-2(b)(2).

(c)   Purchaser and the Company shall, upon written request, use commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated in this Agreement).

Section 7.15   Aggregate Share Ownership Limit Waiver. In connection with the Closing, the Company shall grant the Purchaser and its Affiliates a waiver from the Aggregate Share Ownership Limit (as defined in the articles of incorporation) pursuant to an Ownership Limit Waiver Agreement between the Company and the Purchaser substantially in the form attached hereto as Exhibit G (an "Ownership Limit Waiver Agreement").

Section 7.16   Rule 3-14/Regulation S-X Cooperation. From the date of Closing and continuing through the first anniversary of the Closing Date, the Purchaser shall, from time to time, upon reasonable advance notice from the Company, provide (a) the Company and their Representatives with access to all financial and other information pertaining to the Contributed Company pertaining to the period of the Purchasers' ownership and operation of the Contributed Company to the extent in the Purchaser's possession or control (or to the extent the Purchaser could obtain such information without unreasonable effort or expense), which information is relevant and reasonably necessary, to enable the Company to prepare financial statements in compliance with the requirements of any or all of (i) Rule 3-14 of Regulation S-X of the SEC, or if required by the SEC, Rule 3-05 of Regulation S-X of the SEC, and enable the Company's outside, third-party accountants (the "Accountants") to audit such information, (ii) any other rule issued by the SEC and applicable to the Company or their Affiliates, and (iii) any registration statement, schedule, proxy statement, report or disclosure statement filed with the SEC by or on behalf of the Company or their Affiliates and (b) reasonable assistance to the Company and the Accountants in completing audits and the preparation of such financial statements. Without limiting the generality of the foregoing, if requested by the Company (x) the Purchaser shall deliver a customary representation letter in such form as is reasonably required by the Accountants, with such facts and assumptions as reasonably determined by the Accountants in order to make such certificate accurate, signed by the individual(s) responsible for the Purchaser's financial reporting, as prescribed by generally accepted auditing standards promulgated by the Auditing Standards Division of the American Institute of Certified Public Accountants, which representation letter may be required to assist the Accountants in rendering an opinion on such financial statements in order to comply with clauses (a)(i), (ii) and (iii) above and (y) to the extent that the Purchaser's financial statements have previously been audited, the Purchaser shall use reasonable best efforts to cause the auditor of the Purchaser's financial statements to provide its consent to the inclusion of its report, without exception or qualification, with respect to such audited financial statements, to provide to the Company and/or its Affiliates or the underwriters or initial purchasers in any financing with appropriate comfort letters in accordance with the American Institute of Public Accountants' professional standards and to participate in due diligence sessions customarily conducted in connection with the provision of comfort letters. The Company shall promptly, upon request by the Purchaser, reimburse the Purchaser for all reasonable and documented out-of-pocket costs and expenses incurred by Purchaser or any of its Affiliates or Representatives for any action taken by them at the request of the Company or the Accountants pursuant to this Section 7.16.

Section 7.17   Shustek Qualifying Termination. Notwithstanding anything else herein to the contrary, the Company and the Operating Partnership agree and acknowledge that the Michael V. Shustek Resignation shall qualify as a "Qualifying Termination" as such term is defined in that certain Employment Agreement, dated as of March 29, 2019, by and between the Company, the Operating Partnership and Shustek.

Section 7.18   Employees.

(a)   Purchaser acknowledges and agrees that, immediately after the Closing, all Company employees set forth on Section 7.18 of the Disclosure Schedule, by operation of applicable Law and without further action by any party hereto, shall continue in employment immediately following the Closing with the Company and its Subsidiaries (the "Continuing Employees"); provided, however, that the Company and its Affiliates shall have no obligation to employ any Continuing Employee at any time thereafter.

(b)   For a period of at least twelve (12) months following the Closing (the "Continuation Period"), if the Company or its Affiliates continues to employ any Continuing Employee, the Company shall provide (or cause one of its Affiliates to provide) such Continuing Employee with (i) a base salary or hourly wage rate, as applicable, and available aggregate bonus or other cash incentive opportunity, in each case, that is not less than the base salary, hourly wage rate and available bonus or other cash incentive opportunity provided to such Continuing Employee immediately prior to the Closing Date, and (ii) employee benefits (including health, welfare, retirement, and severance (subject to Section 7.18(d)), and other employee benefits, but excluding, for clarity, equity compensation) that are no less favorable, in the aggregate, than those provided to such Continuing Employee immediately prior to the Closing Date, both of which (i) and (ii) are as set forth on Section 7.18 of the Disclosure Schedule.

(c)   For purposes of determining eligibility, vesting, participation and, solely for purposes of severance benefits and post-closing paid-time-off accruals, benefit accrual under the Company Employee Programs, each Continuing Employee shall be credited with his or her years of service with the Company or applicable Subsidiary (and their respective predecessors) before the Closing.

(d)   If, during the Continuation Period, the Company or an Affiliate thereof involuntarily terminates the employment of any Continuing Employee other than for cause or any Continuing Employee voluntarily terminates employment either because Company or its Affiliates have altered his or her compensation and/or benefits in a manner that would violate Section 7.18(b) or relocates such Continuing Employee's principal work location by more than twenty-five (25) miles from his or her principal work location as of immediately prior to Closing, the Company or its Affiliates shall pay or provide to such Continuing Employee severance payments and benefits in the amounts set forth opposite their names on Section 7.18 of the Disclosure Schedule.

(e)   Nothing in this Agreement shall, or shall be construed so as to: (i) create any third-party rights in any current or former employee of the Company or any other officer, employee, director or independent contractor of the Company or any of its Subsidiaries (or any beneficiaries or dependents thereof); (ii) constitute an amendment or modification of any Company Employee Programs; (iii) except as set forth in herein, obligate the Company to adopt or maintain any Company Employee Program or other compensatory or benefits arrangement at any time or prevent the Company from modifying or terminating any Company Employee Programs or any other compensatory or benefits arrangement at any time; or (iv) create any obligation to maintain the employment of any Continuing Employee.

Section 7.19   Loan. If the Closing shall not have occurred on or before June 1, 2021, then Purchaser hereby agrees, upon the written request of the Company, to provide an unsecured line of credit to the Company in an aggregate principal amount of up to $400,000 per month, at an interest rate equal to 7.0%, the full amount of which shall accrue immediately upon funding, with a term extending through the earlier of the (i) Closing Date and (ii) December 31, 2021 (the "Maturity Date"); *provided* that the total principal amount outstanding shall not exceed $2,000,000 (collectively, the "Loan"). Borrowings shall be made no more frequently than one time per month. On the Closing Date, the outstanding principal balance and any unpaid accrued interest under the Loan (the "Outstanding Balance") shall automatically be converted into OP Units at a conversion price equal to the quotient of the Outstanding Balance divided by $11.75, rounded to the nearest whole unit. If the Closing Date does not occur, the Outstanding Balance shall be due and payable in full in cash on December 31, 2021.

Section 7.20   Termination Letter. The Company agrees that within fifteen (15) days after the Effective Date, the Company shall either (i) provide written notice to the party listed on Section 7.20 of the Disclosure Schedule as provided under Section 3 of that certain Agreement dated June 14, 2016 between the party thereto and the Company (the "Letter Agreement") to terminate the Agreement, or (ii) amend the Agreement on terms that are acceptable to Purchaser in its sole discretion. Purchaser agrees that upon written request from the Company, the Purchaser shall advance the funds related to any termination fee due under the Agreement as a result of the termination, in an amount not to exceed $200,000 (the "Advance"). If the Closing Date does not occur, 107% of the principal amount of any Advance shall be automatically converted into OP

Units at a conversion price equal to the quotient of the amount paid as the Advance divided by $11.75, rounded to the nearest whole unit.

Section 7.21   Board of Directors. The Company agrees that with respect to one (1) of the Incumbent Director appointments set forth in the Stockholders' Agreement (as such term is defined therein), the Person shall (i) meet the director nominee criteria set forth in Section 2.02 of the Stockholders' Agreement, and (ii) be unrelated to the Company, its Subsidiaries, the Advisor, their Affiliates, any current or former director, officer or employee thereof or any Person identified in the SEC document requests and subpoenas related to the SEC Investigation. The Company agrees to provide the Purchaser notification of such nominee at least thirty (30) days prior to Closing and at least fifteen (15) days prior to such Person's appointment to the Board of Directors.

Section 7.22   Advisor Emails. For a period of one (1) year after the Closing Date, the Company shall maintain an auto-reply on Shustek's Company email account, containing Shustek's personal e-mail address and contact information.

Article VIII
Post-Closing Covenants.

Section 8.1   Tender Offer.

(a)   Provided that this Agreement shall not have been validly terminated pursuant to Section 9.1, the Purchaser shall commence the Tender Offer to purchase shares of Common Stock in accordance with the terms of this Agreement as promptly as practicable after the Closing Date. On the terms and subject to the conditions of this Agreement and the Tender Offer, the Tender Offer shall initially be scheduled to expire at 12:01 a.m., Eastern Time, on the 21st Business Day following the date the Tender Offer is first commenced (the "Expiration Date"). As soon as practicable on the date the Tender Offer is commenced, the Purchaser shall mail (or cause to be mailed) an offering memorandum to all holders of the Common Stock. The Company shall ensure that the information supplied by the Company or its officers, directors, representatives, agents or employees expressly for inclusion in the offering memorandum does not, on the date the offering memorandum is first sent to the Company stockholders and at the Expiration Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company shall promptly correct or supplement any information provided by it for use in the offering memorandum if and to the extent that such information shall have become false or misleading in any material respect. The Company shall take all steps necessary to cause the offering memorandum, as so corrected, to be disseminated to the Company stockholders, in each case as and to the extent required by applicable Law. The Company, including without limitation the Incumbent Directors (as such term is defined in the Stockholders' Agreement), shall cause the Board of Directors to recommend that stockholders accept the Tender Offer.

(b)   On the terms and subject to the conditions of this Agreement and the Tender Offer, promptly after the expiration of the Tender Offer (but on the same date as such expiration), the Purchaser shall accept for payment and promptly after the Expiration Date pay $11.75 (the "Offer Price") for up to 900,506 shares of Common Stock, or, 1,075,506 shares of Common Stock if increased pursuant to Section 1.1(a), that are validly tendered pursuant to the Tender Offer and not validly withdrawn prior to the expiration of the Tender Offer and accepted by the Purchaser in accordance with the terms of the Tender Offer, including any applicable limits on the number of shares required to be accepted for payment (the "Offer Amount"). The Offer Price payable in respect of each share that is validly tendered and not validly withdrawn pursuant to the Tender Offer shall be paid in cash without interest and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable Tax withholdings.

(c) In the event that stockholders of the Company tender a number of Common Stock less than the 900,506 shares required by the Offer Amount (1,075,506 shares of Common Stock if increased pursuant to Section 1.1(a)), promptly after the consummation of the Tender Offer, at the Purchaser's sole discretion, the Company shall offer to issue and sell to Purchaser at the Offer Price such amount of shares of Company Common Stock (the "Company Backstop") so that the Purchaser may acquire a total of 900,506 shares (or 1,075,506 shares of Common Stock if increased pursuant to Section 1.1(a)) after giving effect both to the Tender Offer and the Company Backstop.

Section 8.2   Technology Contribution

(a) Within thirty (30) days of the Closing Date, the Company shall use commercially reasonable efforts to enter into a reasonable proprietary information and invention assignment agreement and a reasonable non-competition and non-solicitation agreement with each of Matthew Tobias Asbury and Robert William Tracy.

(b) For thirty (30) months after the Closing Date, the Company shall use commercially reasonable efforts to (i) protect, defend and maintain the validity and enforceability of the Technology Contribution, (ii) not allow the Technology Contribution to be abandoned, forfeited or dedicated to the public or rendered obsolete and (iii) take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to utilize the Technology Contribution in the operation of the Company's business, unless, in each instance, consented to by the Board (including at least one of the Incumbent Directors (as defined in the Stockholders' Agreement)).

Article IX
Termination.

Section 9.1   Events of Termination. This Agreement may be terminated prior to the Closing as follows:

(a) by mutual consent of the Company, the Advisor and the Purchaser;

(b) by the Company, the Advisor or the Purchaser, upon notice to the other parties, if:

(i) there shall be in effect a final nonappealable Order of a Governmental Entity of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; *provided, however,* that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement or entry of any such Order; or

(ii)   the transactions contemplated by this Agreement have not been consummated on or prior to June 30, 2021 (the "Outside Date"); provided, however, that if all of the conditions set forth in Article V and Article VI other than delivery of the Company Debt Consents and Amendments, the Purchaser Debt Consents and Amendments or the Settlement Condition shall have been satisfied or shall be capable of being satisfied at such time, the Outside Date may be extended by either Purchaser, the Advisor or the Company by written notice to the other parties up to a date that is no later than September 30, 2021, the latest of any of which dates shall thereafter be deemed to be the Outside Date; *provided, however,* that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the transactions contemplated by this Agreement to be consummated on or before such date.

(c)   by the Purchaser if:

(i)   (A) a Company Adverse Recommendation Change shall have occurred, or (B) the Company shall have authorized, entered into, or announced its intention to enter into, an Acquisition Agreement;

(ii)   there shall have been a breach of any representation or warranty on the part of the Company, the Operating Partnership, or the Advisor set forth in this Agreement such that the condition to the Closing of the transactions contemplated by this Agreement set forth in Section 5.1 would not be satisfied; *provided that*, if capable of being cured, such failure to be complete and accurate is not cured within sixty (60) days after the receipt by the Company of written notice of such failure; *provided, however*, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(ii) if the Purchaser is then in material breach of any of its covenants or agreements contained in this Agreement; or

(iii)   there shall have been a breach of any covenant or agreement on the part of the Company, the Operating Partnership, or the Advisor set forth in this Agreement such that the condition to the Closing of the transactions contemplated by this Agreement set forth in Section 5.2 would not be satisfied, which failure to perform, if capable of being cured, has not been cured within sixty (60) days after the receipt by the Company of written notice of such failure; *provided, however*, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(iii) if the Purchaser is then in material breach of any of its covenants or agreements contained in this Agreement.

(d)   by the Company if:

(i)   there shall have been a breach of any representation or warranty on the part of the Purchaser set forth in this Agreement such that the condition to the Closing of the transactions contemplated by this Agreement set forth in Section 6.1 would not be satisfied; *provided that*, if capable of being cured, such failure to be complete and accurate is not cured within sixty (60) days after the receipt by the Purchaser of written notice of such failure; *provided, however*, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement;

(ii) there shall have been a breach of any covenant or agreement on the part of the Purchaser set forth in this Agreement such that the condition to the Closing of the transactions contemplated by this Agreement set forth in Section 6.2 would not be satisfied, which, if capable of being cured, failure to perform has not been cured within sixty (60) days after the receipt by the Purchaser of written notice of such failure; *provided, however*, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(ii) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement;

(iii) the Board of Directors authorizes the Company to enter into an Acquisition Agreement in respect of a Superior Proposal in accordance with Section 7.7(e); *provided that* the Company shall have paid any amounts due to the Purchaser pursuant to Section 9.2, in accordance with the terms, and at the times, specified therein; or

(iv) by the Company (A) if the conditions set forth in Article V (other than those conditions that by their nature are to be satisfied by actions taken at the Closing each of which is capable of being satisfied at the Closing) have been and continue to be satisfied, (B) the Company has confirmed by written notice to the Purchaser that all conditions set forth in Article VI have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing each of which is capable of being satisfied at the Closing) or that it irrevocably waives in writing any unsatisfied conditions in Article VI that may be waived under applicable Law; (C) the Transactions shall not have been consummated within three (3) Business Days after the date on which Purchaser is required to consummate the Transactions pursuant to Section 1.3; and (D) at all times during such three (3) Business Day period described in clause (C), the Company and the Advisor stood ready, willing and able to consummate the Transactions.

Section 9.2   Effect of Termination; Termination Fees.

(a) In the event of the termination of this Agreement, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Purchaser, the Operating Partnership, the Advisor or the Company, except that the Confidentiality Agreement, this Section 9.2 and Article X shall survive such termination; provided, however, that subject to Section 9.2(c) and Section 10.16, nothing herein shall relieve any party from liability for Fraud or a Willful Breach of its covenants or agreements set forth in this Agreement prior to such termination (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of–pocket costs).

(b) If (i) the Purchaser terminates this Agreement pursuant to Section 9.1(c)(i), and the Company does not then have the right to terminate this Agreement pursuant to Section 9.1(d)(i) or Section 9.1(d)(ii), or (ii) if the Company terminates this Agreement pursuant Section 9.1(d)(iii), then the Company shall pay simultaneously upon the Company's termination pursuant

Section 9.1(d)(iii) and within three (3) Business Days upon Purchaser's termination pursuant to Section 9.1(c)(i), by wire transfer of immediately available funds to an account designated in writing by the Purchaser, a termination fee in an amount equal to $3,178,000 plus all Purchaser Expenses (in each case, the "Termination Fee"). In no event shall the Company be required to pay the Termination Fee on more than one occasion.

(c) Each of the parties acknowledges that the agreements contained in this Section 9.2 are an integral part of the Transactions and that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Purchaser and in the circumstances in which the Termination Fee is payable or otherwise accepted for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement, Purchaser's right to receive payment of the Termination Fee from the Company, or any acceptance thereof by Purchaser, shall be the sole and exclusive remedy of Purchaser against the Company, the Advisor and their respective Subsidiaries and any of their respective former, current or future directors, officers, partners, stockholders, managers, members, affiliates or agents for the loss suffered as a result of the failure of the Transactions to be consummated, and upon payment of the Termination Fee in accordance with this Agreement, or any other acceptance of the Termination Fee by the Purchaser, none of the Company, the Advisor, any of their respective Subsidiaries or any of their respective former, current or future directors, officers, partners, stockholders, managers, members, affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

Article X
Miscellaneous.

Section 10.1 <u>Further Assurances</u>. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each party to this Agreement shall take all such reasonably necessary action to (a) execute and deliver to each other such other documents and (b) do such other acts and things as a party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Section 10.2 <u>Non-survival of Representations, Warranties and Agreements</u>. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing, except for those covenants and agreements contained in this Agreement that expressly by their terms apply or are to be performed in whole or in part after the Closing.

Section 10.3 <u>Successors and Assigns</u>. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 10.4   Governing Law; Jurisdiction.

(a)   This Agreement, and all claims or causes of action (whether in Contract or tort) that may be based upon, arise out of or relate to this Agreement or the Transactions, or the negotiation, execution or performance of this Agreement, shall be governed by the internal Laws of the State of Maryland applicable to agreements made and to be performed entirely within such state, without regard to the conflicts of law principles of such state that would case the application of the Laws of another jurisdiction.

(b)   Each of the parties irrevocably agrees that any Legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the U.S. District Court for the District of Maryland, Baltimore Division (the "Maryland Courts"). Each of the parties irrevocably agrees to request and/or consent to the assignment of any such proceeding to the Maryland Court's Business and Technology Case Management Program.   The parties further agree that no party hereto shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.4, and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each of the parties hereby irrevocably submits with regard to any such Legal Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Legal Action with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 10.4, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the Legal Action in such court is brought in an inconvenient forum, (B) the venue of such Legal Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 10.5   Counterparts.   This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 10.6   Titles, Subtitles and Interpretation.   The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." A reference in this Agreement to $ or dollars is to U.S. dollars. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

Section 10.7 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next Business Day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the following address or to such other address or email address as subsequently modified by written notice given in accordance with this Section 10.7:

If to the Company or Operating Partnership:

The Parking REIT, Inc.
9130 W. Post Rd., Suite 200
Las Vegas, Nevada 89148
Attn: J. Kevin Bland
Email: jkbland@theparkingreit.com

With a copy to:

Venable LLP
750 E. Pratt St., Suite 900
Baltimore, Maryland 21202
Attn: Sharon Kroupa
Email: skroupa@venable.com

If the Purchaser:

Color Up, LLC
c/o Bombe Asset Management, Ltd.
250 E. 5th Street, Suite 2110
Cincinnati, Ohio 45202
Attn: Manuel Chavez III
Email: manuel@bombeltd.com

With a copy to:

Keating Muething & Klekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
Attn: F. Mark Reuter
        Allison A. Westfall
Email: mreuter@kmklaw.com
        awestfall@kmklaw.com

If to the Advisor:

>Michael Shustek
>9130 W. Post Road
>Las Vegas, Nevada 89148
>Email: mike@mikeshustek.com

With a copy to:

>Snell & Wilmer
>One Arizona Center
>400 East Van Buren Street
>Phoenix, Arizona 85004-2202
>Attn: Jon S. Cohen
>Email: jcohen@swlaw.com

Section 10.8   No Finder's Fees.   Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction except for the Company's obligation to pay Jefferies LLC and KeyBanc Capital Markets. The Advisor agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees, or representatives is responsible. The Company agrees to indemnify and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

Section 10.9   Attorneys' Fees.   If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

Section 10.10   Amendments and Waivers.   At any time prior to the Effective Date, this Agreement may be amended or supplemented in any and all respects, by written agreement signed by each of the parties hereto. Any amendment or waiver effected in accordance with this Section 10.10 shall be binding upon the Purchaser and each transferee of the Shares, the Warrants, the Warrant Shares or the Settlement Trust Shares (or the Common Stock issuable upon conversion of the OP Units), each future holder of all such securities, and the Company.

Section 10.11   Severability.   The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

Section 10.12   Delays or Omissions.   No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or nondefaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by Law or otherwise afforded to any party, shall be cumulative and not alternative.

Section 10.13 Entire Agreement. This Agreement (including the Exhibits hereto) and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

Section 10.14 WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

Section 10.15 Enforcement; Remedies.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b) Each of the parties to this Agreement acknowledges and agrees that the other parties to this Agreement would be irreparably damaged in the event that any of the terms or provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Therefore, notwithstanding anything to the contrary set forth in this Agreement, each of the parties to this Agreement hereby agrees that (a) the parties to this Agreement shall, subject to Section 10.15(c), be entitled to seek an injunction or injunctions to prevent breaches of any of the terms or provisions of this Agreement, and to enforce specifically the performance by each other party hereto under this Agreement and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties to this Agreement would have entered into this Agreement. Each party to this Agreement hereby agrees to waive the defense in any such suit that the other parties to this Agreement have an adequate remedy at law and to interpose no opposition, legal or otherwise, as to the propriety of injunction or specific performance as a remedy, and hereby agrees to waive any requirement to post any bond or other security in connection with obtaining such relief.

(c) Notwithstanding anything to the contrary in this Agreement, the right of the Company to obtain specific performance by causing the Financing Commitments to be funded on the Closing Date, and to consummate the Closing in accordance with Section 1.3 shall only be available if: (i) all conditions in Article V (other than those conditions that by their nature are to be satisfied at the Closing, but each of which is capable of being, and is reasonably expected to be, satisfied at the Closing) have been satisfied or waived, (ii) the Company has irrevocably confirmed that if specific performance is granted and the Equity Financing are funded, then the Closing will occur, and (iii) the Purchaser fails to consummate the Closing when required pursuant to Section 1.3.

Section 10.16 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, the Asset Sources under the Asset Commitment Letter and the Equity Financing Sources under the Equity Commitment Letters, and then only with respect to the specific obligations set forth herein or therein with respect to such party. Except to the extent a named party to this Agreement, the Asset Commitment Letter or the Equity Commitment Letter (and then only to the extent of the specific obligations undertaken by such named party in this Agreement, the Asset Commitment Letter or the Equity Commitment Letter, as applicable, and not otherwise), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing (each, a "Non-Recourse Party") shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, the Purchaser, the Operating Partnership or the Advisor under this Agreement or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

Section 10.17 Expenses. Except as otherwise provided in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses.

Section 10.18 Defined Terms Used in this Agreement. In addition to the terms defined above or elsewhere in this Agreement, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

"Acceptable Confidentiality Agreement" means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; *provided, however*, that an Acceptable Confidentiality Agreement shall not be required to contain standstill provisions.

"Accountants" has the meaning set forth in Section 7.16.

"Acquisition Agreement" has the meaning set forth in Section 7.7(a).

"Additional OP Units" has the meaning set forth in Section 1.9.

"Additional Properties" has the meaning set forth in Section 1.6.

"Advance" has the meaning set forth in Section 7.20.

"Advisor" has the meaning set forth in the Preamble.

"Advisor Registration Rights Agreement" means that certain Registration Rights Agreement, entered into as of March 29, 2019 and effective as of April 1, 2019, by and among the Company and the holders party thereto.

"Affiliate" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person.

"Agreed Principles" means the specific accounting methods, policies, practices, judgments and procedures, including classification and estimation methodologies, used in the preparation of the audited combined financial statements of the Operating Partnership as of December 31, 2019, whether or not consistent with GAAP.

"Agreement" has the meaning set forth in the Preamble.

"Agreements and Instruments" has the meaning set forth in Section 2.11.

"articles of incorporation" means the articles of incorporation of the Company or any subsidiary, as the case may be, as amended, amended and restated, corrected or supplemented as of the date of this Agreement.

"Asset Commitment Letter" has the meaning set forth in Section 4.13(a).

"Asset Commitments" has the meaning set forth in Section 4.13(a).

"Asset Sources" has the meaning set forth in Section 4.13(a).

"Assignment of Litigation Agreement" has the meaning set forth in Section 1.4(a)(xi).

"Board Confidential Matters" has the meaning set forth in Section 7.3(d).

"Board of Directors" means the board of directors of the Company.

"Budgeted Expenses" means the expenses set forth on Section 7.2(a)(xx) of the Disclosure Schedule, which for purposes of clarity, excludes expenses that constitute Restricted Payables.

"Business Days" means each day other than a Saturday, Sunday or other day on which banks in New York, New York are not required by Law to be open.

"bylaws" means the amended and restated bylaws of the Company or any subsidiary, as the case may be.

"Cash Contribution" has the meaning set forth in Section 1.2.

"CARES Act" has the meaning set forth in Section 2.33.

"Cityfront Declaration" has the meaning set forth in Section 7.1(b).

"Class Action Litigation" means, collectively, *SPIDA Revocable Trust v. The Parking REIT, Inc. et al.,* Case No. 2:19-cv-00428 (D. Nev. Filed 3/12/2019), *Arthur Magowski v. The Parking REIT, Inc., et al.*, No. 24-C-19003125 (filed on May 31, 2019), and *Michelle Barene v. The Parking REIT, Inc., et al.*, No. 24-C-19003527 (filed on June 27, 2019).

"Closing" has the meaning set forth in Section 1.3.

"Closing Date" has the meaning set forth in Section 1.3.

"Code" means the Internal Revenue Code of 1986, as amended.

"Common Stock" has the meaning set forth in Section 1.1.

"Company" has the meaning set forth in the Preamble.

"Company Adverse Recommendation Change" has the meaning set forth in Section 7.7(d).

"Company Backstop" has the meaning set forth in Section 8.1(c).

"Company Debt Consents and Amendments" means (i) reasonably acceptable evidence that all applicable lender(s), administrative agents, rating agencies, and/or servicers with respect to the loan documents set forth on Section 1.4(a)(viii) of the Disclosure Schedule have affirmatively approved or consented to the Transaction (or waived their right to approve or consent to the Transaction) and (ii) any amendments and/or modifications to the loan documents set forth on Section 1.4(a)(viii) of the Disclosure Schedule, in each case, to be entered into in accordance with Section 7.9(b).

"Company Development Property" has the meaning set forth in Section 2.19(i).

"Company Employee Programs" has the meaning set forth in Section 2.16(a).

"Company Ground Lease" has the meaning set forth in Section 2.19(f).

"Company Major Lease" has the meaning set forth in Section 2.19(g).

"Company Material Adverse Effect" means any Effect that, individually or in the aggregate, has a material adverse effect on the financial condition, assets, liabilities, business or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that no Effects resulting or arising from the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect has occurred or is reasonably likely to exist or occur: (i) any changes in general United States economic conditions to the extent that such Effects do not materially and disproportionately have a greater adverse impact on the Company relative to other companies operating in the industry or industries in which the Company operates, (ii) conditions (or changes therein) in any industry or industries in which the Company operates to the extent that such Effects do not materially and disproportionately have a greater adverse impact on the Company relative to other companies operating in such industry or industries, (iii) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes effecting financial, credit or capital market conditions, (iv) any change in GAAP or interpretation thereof, (v) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity, (vi) any actions taken, or the failure to take any action, expressly required or permitted by the terms of this Agreement or at the express request of Purchaser and any Effect directly attributable to the negotiation, execution or announcement of this Agreement and the Transactions, including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable Law), and any adverse change in customer, employee (including employee departures), supplier, financing source, licensor, licensee, sub-licensee, stockholder, joint venture partner or similar relationship, including as a result of the identity of the Purchaser, (vii) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company's revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a "Company Material Adverse Effect" may be taken into account), (viii) Effects arising out of changes in geopolitical conditions, epidemics, pandemics or disease outbreaks (including the COVID-19 pandemic), acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, (ix) any action by the Purchaser or any of its Affiliates or Representatives, (x) the Company's failure to qualify as a REIT, (xi) the outcome of the litigation, investigation or inquiry involving the Company or any its Subsidiaries set forth in Items 5, 7 and 9 in <u>Section 2.7</u> of the Disclosure Schedule and (xii) any Effect that has been cured to Purchaser's reasonable satisfaction prior to Closing.

"<u>Company Intellectual Property</u>" means Intellectual Property that is owned or used by the Company in the conduct of the Company's business as now conducted.

"<u>Company Property</u>" means each Property, or interest therein, owned, or leased (including ground leased) as lessee or sublessee, by the Company or any of its Subsidiaries (including all of the Company's or Subsidiary's right, title and interest in and to buildings, structures and other improvements and fixtures located on or under such Property and all easements, rights and other appurtenances to such Property).

"Company Reports" means each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by the Company pursuant to the Securities Act or the Exchange Act.

"Company Tax Protection Agreement" has the meaning set forth in Section 7.2(a)(xi).

"Competing Proposal" has the meaning set forth in Section 7.7(g).

"Computer Systems" means software, computer firmware, computer hardware, electronic data processing, information, record keeping, communications, telecommunications networks, network equipment, interfaces, platforms, peripherals computer systems, and information contained therein or transmitted thereby, including any outsourced systems and processes.

"Conditional Resignation Letter" has the meaning set forth in Section 1.4(a)(xviii).

"Confidentiality Agreement" has the meaning set forth in Section 7.3(e).

"Continuing Employees" has the meaning set forth in Section 7.18.

"Contract" means any contract, agreement, option, right to acquire, preferential purchase right, preemptive right, warrant, indenture, debenture, note, bond, loan, loan agreement, collective bargaining agreement, lease, mortgage, franchise, license, purchase order, bid, commitment, letter of credit, guaranty, surety or any other legally binding arrangement, whether oral or written.

"Contributed Company" has the meaning set forth in Section 1.2.

"Contributed Company Loans" has the meaning set forth in Section 4.5(l).

"Contributed Interests" has the meaning set forth in Section 1.2.

"Contributions" has the meaning set forth in Section 1.2.

"Contribution Agreement Amendment" has the meaning set forth in Section 1.4(a)(xiv).

"Cook County Land Records" has the meaning set forth in Section 7.1(b).

"Coronavirus Relief Programs" has the meaning set forth in Section 2.33.

"Disclosure Schedule" has the meaning set forth in Article II.

"Director and Officer Indemnification Agreements" has the meaning set forth in Section 7.8(a).

"DOJ" has the meaning set forth in Section 7.9(f).

"Effect" means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

"Effective Date" has the meaning set forth in the Preamble.

"Employment Agreements" has the meaning set forth in Section 1.4(a).

"Environmental Laws" has the meaning set forth in Section 2.25.

"Equity Commitment Letters" has the meaning set forth in Section 4.12(a).

"Equity Financing Sources" has the meaning set forth in Section 4.12(a).

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means each entity, trade or business (whether or not incorporated) that, together with any other entity, trade or business (whether or not incorporated), is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Excess Amount" has the meaning set forth in Section 1.5(c).

"Expenses" means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the other matters related to the closing of the Transactions.

"Expiration Date" has the meaning set forth in Section 8.1(a).

"FCPA" has the meaning set forth in Section 2.27.

"Financing Commitments" has the meaning set forth in Section 4.12(a).

"Fraud" means a misrepresentation or omission of a material fact in the making of the representations and warranties set forth in this Agreement, which the Person making such representation or warranty knew to be false and upon which such other Person reasonably relied.

"FTC" has the meaning set forth in Section 7.9(f).

"GAAP" has the meaning set forth in Section 2.12(a).

"Governmental Entity" means any United States, federal, state, regional, local or municipal or other governmental department, commission, board, bureau, agency, taxing authority or instrumentality, or any court, in each case having jurisdiction over the applicable matter and whether of the United States, another country or supranational organization.

"Governmental Licenses" has the meaning set forth in Section 2.18.

"Hazardous Materials" has the meaning set forth in Section 2.25.

"Health Plan" has the meaning set forth in Section 2.16(k).

"HCERA" has the meaning set forth in Section 2.16(k).

"HSR Act" has the meaning set forth in Section 7.9(f).

"Indebtedness" means, with respect to a Person, without duplication, (i) all indebtedness for borrowed money, (ii) all indebtedness for the deferred purchase price of property or services, excluding trade payables and other current liabilities incurred in the Ordinary Course of Business, (iii) all obligations evidenced by notes, bonds, debentures or other similar instruments, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (v) all obligations under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (vi) all reimbursement, payment or similar obligations, contingent or otherwise, under acceptance, or letter of credit, in each case to the extent drawn, (vii) any liability of others described in clauses (i) through (vi) above that the Person has guaranteed or that is otherwise its legal liability, and including in clauses (i) through (vii) above any accrued and unpaid interest or penalties thereon and (viii) the Tax Liability Amount; provided, however, that with respect to the Contributed Companies, Indebtedness shall not include any intercompany Liabilities to the extent between or among the Contributed Companies.

"Indemnified Party" has the meaning set forth in Section 7.8(a).

"Interim Period" has the meaning set forth in Section 7.1(a).

"Intellectual Property" means proprietary or intellectual property recognized under applicable Law in any jurisdiction worldwide as well as all of the following as they exist in any jurisdiction throughout the world: (i) United States and foreign patents, patent applications, continuations-in-part, divisions or reissues; (ii) United States federal, state and foreign trademarks, service marks, fictitious names, trade dress, and trade names, pending applications to register the foregoing, and common law trademarks, service marks and trademarks, designs, logos, and other designations of origin and any associated goodwill to the foregoing; (iii) any and all copyrightable works of authorship, including but not limited to registered copyrights in both published works and unpublished works, unregistered copyrights in both published works and unpublished works, and applications to register copyrightable works of authorship; (iv) trade secrets, personal information, confidential or nonpublic business, financial, research or development, pricing, cost, or technical information, ideas, designs, procedures, techniques, drawings, manuals, data, databases, proposals, invention disclosures, know-how, concepts, methods, processes, specifications, inventions, formulae, reports, data, customer lists, mailing lists, business plans, or other confidential, nonpublic, or proprietary information (whether or not patentable); (v) all URLs, account identifiers, registered domain names; (vi) software-as-a-service products or applications, firmware, software or software applications, computer programs, databases, or software implementations of algorithm, models, or methodologies, including all source code, object code, and documentation related thereto; and (vii) all available rights in and to the foregoing of any nature or kind, which may exist or be created under the Laws of any jurisdiction in the world, including without limitation the right to sue for past, present and future infringement, misappropriation, dilution or violation of any of the foregoing.

"IP Licenses" has the meaning set forth in Section 4.9(a).

"knowledge," means (i) with respect to the Company, the actual knowledge of Michael V. Shustek, J. Kevin Bland or Dan Huberty and (ii) with respect to the Purchaser, the actual knowledge or awareness of Manuel Chavez III, both (i) and (ii) after reasonable due inquiry.

"Law" means any U.S. federal, U.S. state, national, local, foreign or other statute, law, treaty, rule, code, regulation, ordinance or other requirement of any kind of any Governmental Entity, including the common law.

"Legacy Agreement" means the Advisor Registration Rights Agreement.

"Legacy Agreement Termination" means an acknowledgement of the termination of the Legacy Agreement, providing that the Legacy Agreement, following such termination, shall be void and shall have no effect, and no party thereto shall have any liability to the other party or parties thereto or their respective Affiliates, or their respective directors, officers or employees, except as expressly contemplated herein, except that nothing therein shall relieve any party from liability for any fees or expenses accrued through such termination or for any breach of the Legacy Agreement that arose prior to such termination.

"Legal Action" means claim, action, suit, proceeding, arbitration, complaint, charge or investigation.

"Letter Agreement" has the meaning set forth in Section 7.20.

"Liability" means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including but not limited to any legal fees or expenses, court fees, damages, settlement costs, Taxes or other costs.

"License Agreement" has the meaning set forth in Section 2.8.

"Lien" has the meaning set forth in Section 3.3.

"Loan" has the meaning set forth in Section 7.19.

"Loan Consent Actions" has the meaning set forth in Section 7.9(c).

"made available" (or words of similar import) means that, on or before 5:00 p.m. Eastern standard time on the Business Day immediately preceding the date of this Agreement, the Company has posted to the virtual data room managed by the Company, or otherwise provided, complete and correct copies of such materials and provided a copy of the contents of such virtual data room to Purchaser.

"Maryland Courts" has the meaning set forth in Section 10.4(b).

"Material Contracts" has the meaning set forth in Section 2.32.

"Maturity Date" has the meaning set forth in Section 7.19.

"MGCL" means the Maryland General Corporation Law.

"Michael V. Shustek Resignation" has the meaning set forth in Section 5.10.

"Money Laundering Laws" has the meaning set forth in Section 2.28.

"Non-Recourse Party" has the meaning set forth in Section 10.16.

"New Environmental Report" has the meaning set forth in Section 7.11.

"Notice Period" has the meaning set forth in Section 7.7(e).

"Offer Amount" has the meaning set forth in Section 8.1(b).

"Open Source Software" means any (i) software that is distributed as "open source software" (as such software has been defined by the Open Source Initiative) (e.g., Linux), including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU's General Public License (GPL) or Lesser/Library GPL (LGPL), (ii) the Artistic License (e.g., PERL), (iii) the Mozilla Public License, (iv) the Netscape Public License, (v) the Sun Community Source License (SCSL), (vi) the Sun Industry Standards License (SISL), (vii) the BSD License, and (viii) the Apache License or (ii) software provided pursuant to terms that require the Software owned by the Purchaser that is distributed or combined with, based on, incorporating or derived therefrom or therewith to be distributed or disclosed in source code form, licensed on a royalty-free basis or for a minimal charge, licensed for purposes of making modifications or derivative works, or granted or purport to be granted with immunities under any Intellectual Property right.

"Operating Partnership" has the meaning set forth in the Preamble.

"OP Units" means limited partnership interests of the Operating Partnership.

"OP Unit Consideration" has the meaning set forth in Section 1.2.

"Order" means a judgment, order, writ, decree, injunction, award or ruling by a Governmental Entity (excluding routine zoning rulings and orders that do not materially and adversely affect the value or use of the Company's Properties or the Contributed Companies).

"Ordinary Course of Business" means, with respect to any action taken by any Person, an action that: (a) is consistent with past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of the business of such Person; (b) is not required by Law, the Organizational Documents or any Contract to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority) and is not required to be specifically authorized by the parent company (if any) or the holders the capital stock or other equity interests of such Person; and (c) is similar in nature and magnitude to actions customarily taken, without any authorization required by Law, the Organizational Documents or any Contract by the board of directors (or by any Person or group of Persons exercising similar authority), in the ordinary course of normal day-to-day operations of other Persons that are in the same line of business as such Person.

"Organizational Documents" means the articles of incorporation, bylaws, agreement of limited partnership, limited liability company operating agreement, declaration of trust or other similar organizational documents of the Company, the Operating Partnership or any Subsidiary, or of the Purchaser, as applicable.

"Outside Date" has the meaning set forth in Section 1.2.

"Outstanding Balance" has the meaning set forth in Section 7.19.

"Ownership Limit Waiver Agreement" has the meaning set forth in Section 7.15.

"Partnership Agreement" means the Partnership Agreement of the Operating Partnership, as amended.

"Partnership Agreement Amendment and Restatement" has the meaning set forth in Section 1.4(a)(xii).

"Permitted Lien" means (i) Liens related to any Indebtedness assumed at Closing, (ii) Liens for Taxes not yet delinquent or which are being contested in good faith through (if then appropriate) appropriate proceedings for which adequate reserves have been established in compliance with GAAP on the books and records of the applicable entity as of the Closing, and (iii) no-monetary encumbrances of record on Property (including recorded easements, covenants, rights of way and similar restrictions of record) that are listed as exceptions to the Title Policies.

"Person" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

"Personal Information" has the meaning set forth in Section 2.26.

"PCBs" has the meaning set forth in Section 2.25.

"PPACA" has the meaning set forth in Section 2.16(k).

"PPP Loan" has the meaning set forth in Section 2.33.

"Pre-Closing Tax Period" means any taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any Straddle Period.

"Preferred Stock" has the meaning set forth in Section 2.4(a).

"Property" shall mean and include all land, leasehold interests (including but not limited to interests of a lessor or lessee therein), rights and interests in land, and in any buildings, structures, improvements, furnishings and fixtures located on or used in connection with land or interest therein.

"Property Condition Report" has the meaning set forth in Section 7.11

"Purchaser" has the meaning set forth in the Preamble.

"Purchaser Debt Consents and Amendments" means (i) reasonably acceptable evidence that all applicable lender(s), administrative agents, rating agencies, and/or servicers with respect to the loan documents set forth on Section 1.4(a)(viii) of the Disclosure Schedule have affirmatively approved or consented to the Transaction (or waived their right to approve or consent to the Transaction), including, without limitation, that such parties have waived any rights of first refusal, rights of first offer, or similar rights with respect to the applicable Property, and (ii) any amendments and/or modifications to the loan documents set forth on Section 1.4(a)(viii) of the Disclosure Schedule, in each case, to be entered into in accordance with Section 7.9(b).

"Purchaser Disclosure Schedule" means the Disclosure Schedule delivered by Purchaser to the Company at or prior to the execution of this Agreement.

"Purchaser Expenses" means reasonable and documented out-of-pocket fees and expenses incurred or paid by or on behalf of Purchaser and its Affiliates in connection with the Transactions or related to the evaluation, authorization, preparation, negotiation, execution or performance of this Agreement, in each case including all reasonable and documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accountants, experts, title insurance, appraisers, and consultants to Purchaser and its Affiliates, up to a maximum amount of $1 million.

"Purchaser Leases" has the meaning set forth in Section 4.5(e).

"Purchaser Material Adverse Effect" means any Effect that, individually or in the aggregate, has a material adverse effect on the financial condition, business or results of operations of the Contributed Companies, taken as a whole; provided, however, that no Effects resulting or arising from the following shall be deemed to constitute a Purchaser Material Adverse Effect or shall be taken into account when determining whether a Purchaser Material Adverse Effect has occurred or is reasonably likely to exist or occur: (i) any changes in general United States economic conditions to the extent that such Effects do not materially and disproportionately have a greater adverse impact on the Contributed Companies relative to other companies operating in the industry or industries in which the Contributed Companies operate, (ii) conditions (or changes therein) in any industry or industries in which the Contributed Companies operate to the extent that such Effects do not materially and disproportionately have a greater adverse impact on the Contributed Companies relative to other companies operating in such industry or industries, (iii) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes effecting financial, credit or capital market conditions, (iv) any change in GAAP or interpretation thereof, (v) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity, (vi) any actions taken, or the failure to take any action, expressly required or permitted by the terms of this Agreement or at the express request of Company and any Effect directly attributable to the negotiation, execution or announcement of this Agreement and the Transactions, including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable Law), and any adverse change in customer, employee (including employee departures), supplier, financing source, licensor, licensee, sub-licensee, stockholder, joint venture partner or similar relationship, including as a result of the identity of the Company, (vii) any failure by the Contributed Companies to meet any internal or published projections, estimates or expectations of such Contributed Company's revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Contributed Companies to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a "Purchase Material Adverse Effect" may be taken into account), (viii) Effects arising out of changes in geopolitical conditions, epidemics, pandemics or disease outbreaks (including the COVID-19 pandemic), acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, (ix) any action by the Company, the Operating Partnership, the Subsidiaries or any of their Affiliates or Representatives, and (x) any Effect that has been cured to Company's reasonable satisfaction prior to Closing.

"Purchase Price" has the meaning set forth in Section 1.1.

"Qualified REIT Subsidiary" has the meaning set forth in Section 2.34(e).

"Reimbursable Tenant Expenses" has the meaning set forth in Section 1.5(b)(iii).

"REIT" means a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

"Registration Rights Agreement" has the meaning set forth in Section 1.4(a).

"Representative" of any Person means any Affiliate, officer, director, trustee, employee or consultant of such Person or any investment banker, financial advisor, attorney, accountant or other representative retained by such Person.

"Reserves" has the meaning set forth in Section 1.5(b)(iv).

"Restricted Payables" means, as of any date, all amounts that (a) have been paid after December 31, 2020 or (b) are or will be required to be paid by the Company or any Subsidiary, whether or not yet due or accrued, in each case with respect to the following: (i) to Shustek, VRMI, VRMII or other Affiliates of Shustek, not including the Purchase Price, (ii) as Expenses of the Company and its Affiliates or required to be reimbursed to or paid on behalf of any other Person by the Company or any Subsidiary, including, without limitation (x) all fees and expenses of Jefferies, Key Bank and all other investment banks, consultants and any other advisers for services provided to the Company, any Subsidiary of the Company, or the Special Committee in connection with the Transactions, (y) all costs associated with the solicitation or acquisition of the Company Debt Consents and Amendments, including any penalty, additional interest, premium, or concession on such Indebtedness, but excluding full or partial prepayments of principal, the establishment of reserves, monies required to be placed in escrow or similar payments or any principal or accrued and unpaid scheduled interest and (z) the Advance; (iii) all fees and expenses, including any termination payments, associated with the termination of the lease of the Company's corporate offices, (iv) any severance, termination or other payments made to any employees in connection with the termination of their employment, not including severance or termination payments made to J. Kevin Bland (unless with respect to J. Kevin Bland, such termination is by the Company prior to Closing, in which case such severance or termination payment shall be a Restricted Payable) or Dan Huberty; or (v) in connection with or arising from Stockholder Litigation Matters, except to the extent the Company's insurance carrier has paid or reimbursed it in cash for such expenses. Restricted Payables shall include the uninvoiced fees and expenses of counsel and other professionals of the Company and its Subsidiaries in connection with the Transaction or the Stockholder Litigation Matters to the extent known or reasonably estimable.

"Restricted Payables Overage" means, as of the Closing Date, the amount, if any, by which the Restricted Payables on such date exceeds $10,000,000.

"Restricted Person" means (i) any director or officer of the Company or any of its Subsidiaries; (ii) any Affiliate of any foregoing person; or (iii) any entity in which Shustek owns a direct or indirect equity interest, other than equity securities that are listed on the NYSE or Nasdaq.

"River East Declaration" has the meaning set forth in Section 7.1(b).

"Sarbanes-Oxley Act" has the meaning set forth in Section 2.21.

"SEC" means the United States Securities and Exchange Commission.

"SEC Investigation" shall mean the SEC investigation or any litigation or other investigation arising out of the SEC's action captioned "*In the Matter of Parking REIT, Inc.*, (SF-4230)".

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Series 1 Preferred Stock" has the meaning set forth in Section 2.4.

"Series A Preferred Stock" has the meaning set forth in Section 2.4.

"Services Agreement Amendment" has the meaning set forth in Section 1.4(a)(x).

"Service Contracts" has the meaning set forth in Section 4.5(f).

"Settlement Agreement" means that certain written Stipulation and Settlement Agreement to be presented to and approved by the Circuit Court for Baltimore City, Maryland settling the Class Action Litigation, as provided for under that Settlement Term Sheet dated November 20, 2020 that has been executed by counsel for the named parties in the Class Action Litigation.

"Settlement Condition" has the meaning set forth in Section 5.12.

"Settlement Trust" means that certain settlement trust or equivalent vehicle established in accordance with the Settlement Agreement.

"Settlement Trust Shares" has the meaning set forth in Section 1.1.

"Settlement Trust Transfer" has the meaning set forth in Section 1.1.

"Shares" has the meaning set forth in Section 1.1.

"Shortfall Amount" has the meaning set forth in Section 1.7.

"Stock Plan" means the MVP REIT II, Inc. 2015 Incentive Plan.

"Stockholder Litigation Matters" means the Class Action Litigation, SEC Investigation and any other similar matters.

"Stockholders Agreement" has the meaning set forth in Section 1.4(a).

"Straddle Period" means any taxable period that includes (but does not end on) the Closing Date.

"Straddle Period Allocation" means, for any Taxes based on or measured by income, receipts, payroll or sales for a Straddle Period that relates to a Pre-Closing Tax Period will be deemed to be the amount that would be due and payable based on an interim closing of the books as of the close of business on the Closing Date and including the Closing Date (and for such purpose, the taxable period of any partnership or other pass through entity will be deemed to terminate at such time) and the amount of other Taxes for a Straddle Period that relates to the Pre-Closing Tax Period will be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

"Subsidiary" or "Subsidiaries" has the meaning set forth in Section 2.5.

"Superior Proposal" has the meaning set forth in Section 7.7(h).

"Survey" has the meaning set forth in Section 7.11.

"Takeover Statutes" has the meaning set forth in Section 2.29.

"Takeover Statute Exemption" has the meaning set forth in Section 7.7(a).

"Tax" or "Taxes" means any federal, state, local or foreign income, gross receipts, license, payroll, employment-related, excise, goods and services, harmonized sales, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

"Tax Liability Amount" means, determined as of the Closing Date, an amount equal to the positive amount of unpaid current income Taxes of the Contributed Companies for any Pre-Closing Period, determined as if the relevant taxable period of the Contributed Companies ended on and included the Closing Date and any resulting Taxes were due and payable; provided that such current Taxes in respect of any Straddle Periods, shall be determined in accordance with the Straddle Period Allocation.

"Tax Matters Agreement" means the agreement among the Company, the Operating Partnership, the Purchaser and the Manager, dated as of the date of the Closing, in the form of Exhibit D attached to this Agreement.

"Tax Returns" means any return, declaration, report, claim for refund, or information return or statement related to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

"Taxable REIT Subsidiary" has the meaning set forth in Section 2.34(e).

"Technology Contribution" means Purchaser's proprietary INIGMA branded software platform which includes the following features, functionality, and/or modules: (a) business analytics and reporting tool (INIGMA Reporting), (b) marketing, advertising, and geotargeting tool (INIGMA Marketing), (c) monthly billing tool (INIGMA Monthly), (d) online reservations engine (INIGMA Online Reservations Engine), (e) white labeled website templates and mobile applications, and (f) all associated database and other applications which are used to support each of the foregoing features, functionality, and/or modules.

"Tender Offer" means the tender offer to purchase the Offer Amount at the Offer Price conducted by the Purchaser.

"Termination Fee" has the meaning set forth in Section 9.2(a).

"Title Company" has the meaning set forth in Section 7.12.

"Title Policy" has the meaning set forth in Section 7.12.

"Transactions" means the transactions contemplated by the Transaction Agreements.

"Transaction Agreements" means this Agreement, the Employment Agreements, the Stockholders Agreement, the Tax Matters Agreement, the Ownership Limit Waiver Agreement, the Legacy Agreement Termination, the Services Agreement Amendment, the Assignment of Litigation Agreement, Contribution Agreement Amendment, Michael S. Shustek Resignation, License Agreement, the Registration Rights Agreement, Partnership Agreement Amendment and Restatement, the Warrant Agreement, and the Conditional Resignation Letter.

"Transfer Tax" has the meaning set forth in Section 7.14(a).

"VRMI" has the meaning set forth in the Preamble.

"VRMII" has the meaning set forth in the Preamble.

"Warrant Shares" has the meaning set forth in Section 1.1(b).

"Warrant Agreement" has the meaning set forth in Section 1.1(b)

"Warrants" has the meaning set forth in <u>Section 1.1(b)</u>

"Willful Breach" means a material breach of any material covenant or other agreement set forth in this Agreement that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of such act would cause a breach of this Agreement.

"Zoning Report" has the meaning set forth in <u>Section 7.11.</u>

[Signatures on following page]

IN WITNESS WHEREOF, the parties have executed this Equity Purchase and Contribution Agreement as of the date first written above.

THE PARKING REIT, INC

By: /s/ J. Kevin Bland
Name: J. Kevin Bland
Title: Chief Financial Officer

MVP   REIT   II   OPERATING PARTNERSHIP, L.P.

By: The Parking REIT, Inc. its general partner

By: /s/ J. Kevin Bland
Name: J. Kevin Bland
Title: Chief Financial Officer

VESTIN REALTY MORTGAGE I, INC.

By: /s/ Michael Shustek
Name: Michael Shustek
Title: Chief Executive Officer

VESTIN REALTY MORTGAGE II, INC.

By: /s/ Michael Shustek
Name: Michael Shustek
Title: Chief Executive Officer

MICHAEL V. SHUSTEK

/s/ Michael Shustek
Michael Shustek

COLOR UP, LLC

By: /s/ Manuel Chavez
Name: Manuel Chavez, III
Title: Chief Executive Officer

CONTRIBUTED COMPANIES

1. 1W7 Carpark, LLC
2. 222W7, LLC
3. 322 Streeter, LLC

STOCKHOLDERS' AGREEMENT

Dated as of _____ __, 2021

among

The Parking REIT, Inc.

and

The Investors Identified on the Signature Pages Hereto

Table of Contents

ARTICLE 1
CERTAIN DEFINITIONS

ARTICLE 2
CORPORATE GOVERNANCE

ARTICLE 3
VOTING OF SHARES

ARTICLE 4
STANDSTILL, ACQUISITIONS
OF SECURITIES AND OTHER MATTERS

ARTICLE 5
RESTRICTIONS ON TRANSFERABILITY OF SECURITIES

ARTICLE 6
ADDITIONAL ACTIVITIES OF INVESTOR GROUP

ARTICLE 7
REPRESENTATIONS AND WARRANTIES

ARTICLE 8
RESTRICTIVE COVENANTS

ARTICLE 9
MISCELLANEOUS

STOCKHOLDERS' AGREEMENT

This Stockholders' Agreement (this "Agreement") is made as of _____, 2021 among The Parking REIT, Inc., a Maryland corporation (the "Company"), and the Investors identified on the signature pages hereto (collectively, the "Investors").

RECITALS

WHEREAS, the Company, Investors and other parties thereto have entered into the Equity Purchase and Contribution Agreement dated as of January 8, 2021 (the "Equity Purchase Agreement");

WHEREAS, upon consummation of the transactions contemplated by the Equity Purchase Agreement, the Investors will acquire: (i) an aggregate of 1,549,324 shares (the "Shares") of common stock, $0.0001 par value per share of the Company (the "Common Stock") from the Advisor (as defined in the Equity Purchase Agreement) (the "Advisor Shares"); (ii) 175,000 Shares from the Settlement Trust (as defined in the Equity Purchase Agreement) (the "Trust Shares"); (iii) up to 1,075,506 Shares or OP Units (as defined in the Equity Purchase Agreement) pursuant to the third party tender offer (the "Tender Offer") contemplated by the Equity Purchase Agreement (the "Tender Offer Securities"); (iv) certain OP Units in MVP REIT II Operating Partnership L.P., a Maryland limited partnership (the "Operating Partnership") (the "Acquired OP Units"); (v) up to 1,702,128 shares (subject to adjustment in accordance with their terms) of Common Stock pursuant to the warrant agreement issued by the Company to Color Up, LLC dated on or about the date hereof (the "Warrants" and the shares of Common Stock underlying the Warrants, the "Warrant Shares" and such agreement, the "Warrant Agreement"); and (vi) OP Units pursuant to Section 1.9, Section 7.19 and Section 7.20 of the Equity Purchase Agreement (the "Additional OP Units"). The Acquired OP Units, the Advisor Shares, the Trust Shares, the Tender Offer Securities, the Warrants, the Warrant Shares and the Additional OP Units are collectively referred to herein as the "Purchased Securities";

WHEREAS, the parties hereto wish to enter into this Agreement to set forth their agreement as to the matters set forth herein; and

WHEREAS, the execution and delivery of this Agreement is a condition to the obligations of the Investors and the Company under the Equity Purchase Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1
CERTAIN DEFINITIONS

SECTION 1.01   Certain Definitions.   As used in this Agreement, the following terms shall have the following respective meanings:

"affiliate" means, with respect to a specified person, a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

"beneficial owner" (and the related terms "beneficially owned" and "beneficial ownership") has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act.

"Board" means the Board of Directors of the Company.

"Bylaws" means the Bylaws of the Company, effective June 12, 2015, as they may hereafter be amended from time to time.

"Cash Equivalents" means (a) marketable direct obligations issued or unconditionally guaranteed by the United States government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof, (b) marketable direct obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having the highest rating obtainable from either Standard & Poor's Ratings Services or Moody's Investors Service, Inc., (c) commercial paper maturing not more than one year from the date of issuance thereof and, at the time of acquisition, having the highest rating obtainable from either Standard & Poor's Ratings Services or Moody's Investors Service, Inc., (d) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the Laws of the United States or any state thereof having at the date of acquisition thereof combined capital and surplus of not less than $250,000,000, (e) demand deposit accounts maintained with any bank organized under the Laws of the United States or any state thereof so long as the amount maintained with any individual bank is less than or equal to $100,000 and is insured by the Federal Deposit Insurance Corporation and (f) investments in money market funds substantially all of whose assets are invested in the types of assets described in clauses (a) through (e) above.

"Charter" means the charter of the Company.

"Closing" means the closing of the issuance, purchase and sale of the Purchased Securities contemplated by the Equity Purchase Agreement.

"Commission" means the Securities and Exchange Commission.

"Confidentiality Agreement" means the Confidentiality Agreement, dated as of August 7, 2020, between Bombe Ltd. and the Company.

"control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract, credit agreement or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such person.

"Discriminatory Transaction" means any corporate action that would (a) impose material limitations on the legal rights of any member of the Investor Group as a holder of a class of voting stock, including any action that would impose material restrictions that are based on the size of security holding, any business in which a security holder is engaged or any other considerations applicable to any member of the Investor Group and not to holders of the same class of voting stock generally, or (b) deny any material benefit to any member of the Investor Group proportionately as a holder of any class of voting stock that is made available to other holders of that same class of voting stock generally.

"Encumbrance" (including correlative terms such as "Encumber") means any security interest, pledge, mortgage, lien, charge, adverse claim of ownership or use, hypothecation, violation, condition or restriction of any kind or other encumbrance of any kind.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Fair Market Value" means, for any applicable measurement date, the closing price of the Common Stock on the primary market or quotation platform, as the case may be, on which the Common Stock may be traded or otherwise quoted or listed, or, as applicable, the last sale price at 4:00 p.m. New York Time.

"Fully Diluted Basis" means, in respect of the Common Stock or warrants to purchase shares of Common Stock, the method of calculating the number of shares of Common Stock outstanding on an applicable measurement date, pursuant to which the following shares shall be deemed to be outstanding: (i) all shares of Common Stock outstanding on such measurement date; (ii) all shares of Common Stock issuable pursuant to any stock options of the Company or warrants outstanding at such time which are or may become exercisable (assuming all other conditions to or limitations on such exercise were satisfied) for shares of Common Stock at an exercise price at or below the then current Fair Market Value of the Common Stock; (iii) all shares of Common Stock that may be issuable upon conversion or exchange of the OP Units (excluding any OP Units owned by the Company and its subsidiaries).

"group" means a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

"Independence Standards" means the standard of independence necessary for a director to qualify as an "Independent Director" as such term (or any replacement term) is used (i) under the rules and listing standards of the Trading Market, as may be amended from time to time and (ii) in the Charter.

"Independent Directors" means members of the Board who meet the Independence Standards.

"Investor Group" means the Investors and any Permitted Transferee of the Investors that has become a party to this Agreement in accordance with the provisions of Section 5.01(b) hereof; provided, however, that for the avoidance of doubt, "member of the Investor Group" does not mean a member or limited partner of any applicable limited liability company or partnership, as the case may be.

"Law" means any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order issued or promulgated by any national, supranational, state, federal, provincial, local or municipal government or any administrative or regulatory body with authority therefrom with jurisdiction over the Company or any member of the Investor Group, as the case may be (including any requirements under the Exchange Act).

"Liquidity Event" means an initial public offering and/or listing on a Trading Market of the Company's Common Stock.

"Marketable Securities" means securities that are (a) (i) securities of or other interests in any person that are traded on a United States national securities exchange or (ii) debt securities on market terms of an issuer that has debt or equity securities that are so traded or so reported on and in which Marketable Securities a nationally recognized securities firm has agreed to make a market, and (b) not subject to restrictions on transfer as a result of any applicable contractual provisions or the provisions of the Securities Act or, if subject to such restrictions under the Securities Act, are also subject to registration rights reasonably acceptable to the person receiving such Marketable Securities as consideration in a transaction pursuant to Section 4.03 hereof.

"New Securities" means any shares of stock of the Company, whether now authorized or not, and rights, options or warrants to purchase such capital stock, and securities of any type whatsoever (including, without limitation, convertible debt securities) that are, or may become, convertible into or exchangeable or exercisable for stock of the Company; provided that the term "New Securities" does not include (i) stock or rights, options or warrants to acquire capital stock of the Company issued to the employees, consultants, officers or directors of the Company, or which have been reserved for issuance, pursuant to employee stock option, stock purchase, stock bonus plan, or other similar compensation plan or arrangement approved by the Board, (ii) securities of the Company issued to all then-existing stockholders in connection with any stock split, stock dividend, reclassification or recapitalization of the Company, (iii) securities of the Company issued upon the exercise of warrants that are outstanding as of the date of this Agreement, (iv) securities of the Company issued in connection with a transaction of the type described in Rule 145 under the Securities Act, (v) securities of the Company issued pursuant to a bona fide underwritten public offering, (vi) the Warrant Shares, (vii) securities of the Company issued upon the redemption or conversion of shares of preferred stock of the Company that are outstanding as of the date of this Agreement and (viii) shares of Common Stock issued upon the redemption of OP Units in accordance with the partnership agreement of the Operating Partnership.

"Permitted Transferee" means, with respect to an Investor, (i) any controlled affiliate of such Investor, (ii) any member of Color Up, LLC and any affiliate of any such member, or (iii) any direct or indirect member or limited partner of such Investor of which the Investor serves as the general partner, managing member or discretionary manager or advisor.

"person" means any individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a "person" or "group" within the meaning of Section 13(d)(3) of the Exchange Act), trust, association, or entity or government, political subdivision, agency or instrumentality of government.

The terms "register," "registered" and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and the declaration or ordering of the effectiveness of such registration statement by the Commission.

"Related Agreements" means the Equity Purchase Agreement and the Registration Rights Agreement among the parties hereto.

"Representative" means, as to any person, such person's affiliates and its and their directors, officers, employees, agents, advisors (including, without limitation, financial advisors, counsel and accountants) and such person's financing sources.

"Sale" means, in respect of any Common Stock, OP Units, or any other voting capital stock, any sale, assignment, transfer, distribution or other disposition thereof or of a participation therein, or other conveyance of legal or beneficial interest therein, or any short position in a security or any other action or position otherwise reducing risk related to ownership through hedging or other derivative instruments, whether voluntarily or by operation of Law.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Sell" and "Sold" means to complete a Sale.

"subsidiary" or "subsidiaries" of any person means any corporation, partnership, limited liability company, joint venture, association or other legal entity of which such person (either alone or together with any other subsidiary) owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

"Substantial Portion" of any person means, as of any date of determination, more than 10% of the total consolidated assets of such person and its subsidiaries as of the end of its most recent fiscal quarter ending prior to the date of such determination.

"Tax Protection Agreement" means that certain Tax Protection Agreement, dated as of the date hereof, by and between the Company and the Investors.

"Trading Market" means any of the following markets or exchanges on which the Common Stock may be listed or quoted for trading on the date in question: the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

"Trading Market Regulation" means the rules and regulations of the Trading Market on which the Common Stock is then listed or quoted; provided, however, if the Common Stock is not listed or quoted on a Trading Market on the date in question, the listing rules and regulations of the New York Stock Exchange shall constitute such Trading Market Regulation for the purposes hereof.

Each of the following terms is defined in the Section set forth opposite such term:

Term	**Section**
Agreement	Preamble
Change of Control Proposal	4.04
Common Stock	Recitals
Company	Preamble
Confidential Information	8.01(b)
Covered Securities	5.01(a)
Denver Property	6.01(a)
Equity Purchase Agreement	Recitals
Identified Person	6.01(a)
Independent Directors	2.01(a)
Investor Designated Director	2.01(a)
Investors	Preamble
Notice of Issuance	4.03(b)
Purchased Securities	Recitals
Shares	Recitals
Special Committee	4.04(b)
Subsidiary Board	2.01(f)
Tender Offer	Preamble
Warrant Agreement	Preamble
Warrant Shares	Preamble
Warrants	Preamble

Any other capitalized terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed thereto in the Equity Purchase Agreement.

ARTICLE 2
CORPORATE GOVERNANCE

SECTION 2.01 Composition of the Board.

(a) Immediately after the Closing, the Company shall increase the number of directors of the Board to seven directors and elect to the Board (i) five individual nominees designated by the Investor or the Investor Group (the "Investor Designated Directors"), and (ii) two directors, who shall be designated by the Board prior to the Closing who served as members of the Board immediately prior to Closing and who are individuals who comply with the Independence Standards (together with their successors elected in accordance with Section 2.02, the "Incumbent Directors"). In the event that, immediately after the Closing, there are less than five Independent Directors, the vacancies shall be filled in the manner set forth in Section 2.02, except that the individual(s) selected shall be subject to the consent of the Investor Group, which consent shall not be unreasonably withheld. The Investor Designated Directors and the Incumbent Directors shall serve in a manner consistent with the terms of the Charter and Bylaws. Immediately after Closing:

(i) at all times, a majority of the members on the Board, and all Investor Designated Directors other than a maximum of two Investor Designated Directors who may serve as executive officers of the Company, shall satisfy the Independence Standards;

(ii)   the membership of the Board must satisfy all applicable requirements of the Charter and Bylaws;

(iii)   at least one member of the Board shall be an "audit committee financial expert" as defined under Regulation S-K Item 407(d)(5) under the Exchange Act; and

(iv)   no individual shall be permitted to serve as a director if the individual has been involved in any of the events enumerated in Items 2(d) or (e) of Schedule 13D under the Exchange Act, or Item 401(f) of Regulation S-K under the Exchange Act or is subject to any order, decree or judgment of any governmental authority prohibiting service as a director of any company with securities registered under Section 12(b) or Section 12(g) of the Exchange Act.

(b)   From and after the Closing, the parties hereto shall use all reasonable efforts under applicable Law and Trading Market Regulations to cause there to be a number of Investor Designated Directors that represents a majority of the number of then-authorized directors of the Board.

(c)   At each stockholders' meeting of the Company at which directors are to be elected, the Investor Group shall be entitled, any time prior to the mailing of the applicable proxy statement of the Company, to designate for nomination that number of Investor Designated Directors as set forth in Section 2.01(b) as members of the Board. The Incumbent Directors to be nominated and elected at any such stockholders' meeting shall be designated by a majority of the Incumbent Directors then in office. The Company agrees, to the fullest extent permitted by applicable law, to include in the slate of nominees recommended by the Board (or the Nominating and Governance Committee of the Board) for election at any annual or special meeting of stockholders of the Company at which directors are to be elected to the Board (or consent in lieu of meeting) the applicable Investor Designated Directors and Incumbent Directors and to nominate, recommend and use its reasonable best efforts to solicit the vote of stockholders of the Company to elect to the Board such slate of directors (which efforts shall, to the fullest extent permitted by applicable law, include the inclusion in any proxy statement prepared, used, delivered or publicly filed by the Company to solicit the vote of its stockholders in connection with any such meeting the recommendation of the Board that the stockholders of the Company vote in favor of the slate of directors, including the Investor Designated Directors and Incumbent Directors). For any meeting (or consent in lieu of meeting) of the Company's stockholders for the election of members of the Board, the Board (or the Nominating and Governance Committee thereof) shall not nominate, in the aggregate, a number of nominees greater than the number of members of the Board. Such nominees shall serve in a manner consistent with the terms of the Charter and Bylaws.

(d)   Members of the Board who are not Investor Designated Directors shall at all times satisfy the Independence Standards.

(e)   The Board shall take all necessary action, including, if necessary, amending the Bylaws, to provide that at every meeting of the Board, a majority of the directors then-serving shall constitute a quorum.

(f)   At any time after the Closing, upon the request of the Investor Group, the Company and the Board shall take all actions necessary so that the composition of the board of directors, general partner, managing member (or controlling committee thereof) or any other board or committee serving a similar function with respect to each of the Company's wholly-owned subsidiaries (other than any special purpose or limited purpose entity to the extent required by law or its governing documents) (each a "Subsidiary Board") and, except as may be otherwise provided in Section 2.03, each committee of each Subsidiary Board shall be proportionate to the composition requirements of the Board and of each committee thereof such that members of the Investor Group shall have the same proportional representation (rounded to the nearest whole number of directors, but in no event less than one) on each Subsidiary Board and committee thereof as the members of the Investor Group have the right to designate to the Board and committees thereof. The quorum and action requirements of each Subsidiary Board and of each committee of each Subsidiary Board shall, to the extent requested by the Investor Group, be the same as the quorum and action requirements of the Board and each committee thereof.

(g)   As of the date of this Agreement, the Investor has designated _____, _____, _____, _____ and _____ as the initial Investor Designated Directors and the Board has designated _____ and _____ as the initial Incumbent Directors, and the Company has determined that such Investor Designated Directors and Incumbent Directors satisfy the requirements of this Section 2.01.

SECTION 2.02   Vacancies. In the event of any vacancy for any reason in any Board seat reserved for Investor Designated Directors, the Investor Group shall have the sole right to designate a nominee to fill such vacancy and, solely with respect to any vacancy for a Board seat reserved for an Investor Designated Director who is required to satisfy the Independence Standards, so long as such nominee is (i) a member of the board of directors of a publicly-traded company, (ii) has substantial experience in the Company's industry, or (iii) has comparable experience to the director whose vacancy is being filled, such designee will be promptly elected to the Board by the Board to serve until the next annual meeting of stockholders and until his or her successor is elected and qualifies, and such new director, when elected, shall be an Investor Designated Director for purposes of this Agreement. In the event of any vacancy for any reason in any Board seat reserved for Incumbent Directors, a majority vote of the Incumbent Directors then in office shall have the sole right to designate another nominee to fill such vacancy and, so long as he or she complies with the Independence Standards and is (i) a member of the board of directors of a publicly-traded company, (ii) has substantial experience in the Company's industry, or (iii) has comparable experience to the director whose vacancy is being filled, such nominee will be promptly elected to the Board by the Board to serve until the next annual meeting of stockholders and until his or her successor is elected and qualifies, and such new director, when elected, shall be an Incumbent Director for purposes of this Agreement. The Board shall not seek the removal of an Investor Designated Director without the prior written consent of the Investor Group.

SECTION 2.03   Committees.

(a)   At Closing, the Board shall have such committees as may be required by Law or Trading Market Regulation, and such other committees as the Board may from time to time establish. Each such committee and the Board shall take all actions necessary so that each such committee shall be comprised of not less than three directors. To the extent permitted by Trading Market Regulation, and subject to Section 2.03(b), Investor Designated Directors shall be appointed to each committee. An Incumbent Director shall serve on each committee of the Board; provided further that the Incumbent Directors shall at all times comprise a majority of the members of the compensation committee. All actions of each committee must be approved by at least one Investor Designated Director and one Incumbent Director serving on such committee. Notwithstanding the foregoing, no Investor Designated Director, except for any disinterested Investor Designated Director that satisfies the Independence Standards, shall serve on any committee formed for the purpose of evaluating or negotiating any transaction with the Investor Group or any of its affiliates.

(b)   To the extent that no Investor Designated Director is permitted under Trading Market Regulations to serve on a particular committee of the Board, the Company and the Board shall take all necessary action to permit at least one Investor Designated Director to attend each meeting of such committee as a non-voting observer, in each case to the extent permitted by Trading Market Regulation, and such observer shall be provided with such notice of the meeting and information regarding the meeting as is provided to members of such committee. Notwithstanding the foregoing, no Investor Designated Director, except for any disinterested Investor Designated Director that satisfies the Independence Standards, shall be permitted to attend or observe any meeting of any committee formed for the purpose of evaluating or negotiating any transaction with the Investor Group or any of its affiliates.

(c)   The Board shall take or cause to be taken all lawful action necessary or appropriate to ensure that none of the Charter or Bylaws or any of the corresponding constituent documents of the Company's wholly-owned subsidiaries contain any provisions inconsistent with this Agreement or which would in any way nullify or impair the terms of this Agreement or the rights of the Company or of the Investor Group hereunder.

SECTION 2.04   Approval Required for Certain Actions. In addition to any approval by the Board required by the Charter, the Bylaws, applicable Law or Trading Market Regulation, the prior approval of one of the Incumbent Directors and a majority of the Investor Designated Directors shall be required in order for the Board to validly approve and authorize any of the following:

(a)   the entry by the Company or any of its subsidiaries into any merger, conversion or consolidation or the acquisition (whether by merger, consolidation, purchase of assets or stock or otherwise) by the Company or any of its subsidiaries of any business or assets;

(b)   any recommendation that the Company's stockholders tender into a tender or exchange offer, except for the Tender Offer;

(c)   the authorization or issuance of any equity securities or any securities convertible into or exercisable for equity securities of the Company or any subsidiary of the Company (other than shares of Common Stock into which the Acquired OP Units or Additional OP Units may be exchangeable, exercisable or convertible, as the case may be; other than shares of Common Stock into which the Warrant may be exercisable; other than options or warrants outstanding on the date of this Agreement or pursuant to employee or director stock option or incentive compensation or similar plans approved by the Board or a duly authorized committee of the Board after the date of this Agreement, including by at least one of the Investor Designated Directors on such Board or committee);

(d)   any sale, asset exchange, lease, exchange, mortgage, pledge, transfer or other disposition by merger or otherwise by the Company or any of its subsidiaries (in one transaction or a series of related transactions) of any securities or assets of the Company or any subsidiary thereof which constitutes a Substantial Portion of the Company;

(e)   any amendment to the Charter or Bylaws, or the adoption of or amendment to the articles of incorporation or by-laws of any subsidiary of the Company (other than amendments that may be necessary or advisable for the authorization of shares of Common Stock into which the Acquired OP Units or Additional OP Units may be exchangeable, exercisable or convertible, as the case may be and other than amendments that may be necessary or advisable for the authorization of shares of Common Stock into which the Warrant may be exercisable);

(f)   any change in the authorized number of directors of the Board of the Company or the establishment or abolition of any Board Committee;

(g)   any incurrence or repayment (prior to scheduled maturity) of indebtedness (including capitalized leases) in an aggregate amount greater than [_____] ([___]) of the Company's then-current indebtedness;

(h)   any action to repurchase, retire, redeem or otherwise acquire any equity securities of the Company or any subsidiary of the Company, pursuant to self-tender offers, stock repurchase programs, open market transactions, privately-negotiated purchases or otherwise;

(i)   the entry by the Company or any of its subsidiaries into any Discriminatory Transaction;

(j)   any action to declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or enter into any agreement with respect to the voting of its capital stock;

(k)   any appointment or termination of any person as the Chief Executive Officer, President or Chief Financial Officer of the Company;

(l)   any related party transactions, including, without limitation, the redemption or exchange of partnership interests in the Operating Partnership held by the Investor Group, any "key man" or similar provision in any agreement with any third party or any amendment, modification or replacement of any such agreement;

(m)   any waiver or increase of the Ownership Limit (as defined in the Charter);

(n)   any amendment or waiver of this Agreement;

(o)   any action that authorizes the termination of Sections 4.01, 4.02 and 4.04 of this Agreement (other than a Liquidity Event) in accordance with Section 4.06 of this Agreement;

(p)   any amendment or waiver of the Tax Protection Agreement or any actions that would trigger indemnification payments under the Tax Protection Agreement;

(q)   any amendment or waiver of the Warrant Agreement; and

(r)   any decision to cease operating in a manner intended to qualify the Company as a "real estate investment trust" or "REIT" under the Internal Revenue Code.

The Company shall not, and shall not permit any of its subsidiaries to, take any of the actions specified above without the Investor Group approvals required above. Notwithstanding the foregoing, no approval of the Investor Group shall be required for the Board to approve or authorize (a) the payment of any dividend or the making of any other distributions by any subsidiary of the Company to the Company or another subsidiary of the Company, (b) the payment by any subsidiary of the Company of any indebtedness owed to the Company, (c) the making of any loans by, or advances from, any subsidiary of the Company to the Company, or (d) the transfer by any subsidiary of the Company of any of its property or assets to the Company.

ARTICLE 3
VOTING OF SHARES

SECTION 3.01   Agreement with Respect to Voting of Common Stock.

(a)   In any election of directors at a meeting of the stockholders of the Company, the Investor Group shall cause all shares of Common Stock held by them to be represented at such meeting either in person or by proxy and shall vote their shares of voting stock for all nominees nominated by the Incumbent Directors.

(b)   With respect to all matters submitted to a vote of holders of Common Stock (except as provided in Sections 3.01(a)), the Investor Group may vote, or abstain from voting, or fail to vote, some or all shares of Common Stock held by them, in their sole and absolute discretion.

ARTICLE 4
STANDSTILL, ACQUISITIONS
OF SECURITIES AND OTHER MATTERS

SECTION 4.01   Acquisitions of Common Stock. Without the prior approval of one of the Incumbent Directors then in office the Investor Group shall not purchase or otherwise acquire, directly or indirectly, beneficial ownership of any shares of Common Stock such that the aggregate beneficial ownership of the Investor Group, after giving effect to any such acquisition, is in excess of ____% (calculated after giving effect to the (i) full exchange of all OP Units then beneficially owned by the Investor Group for Common Stock and (ii) issuance of the Warrant Shares upon the exercise of the Warrants in accordance with their terms) of the Common Stock of the Company, except (i) by way of stock splits, stock dividends, reclassifications, recapitalizations, or other distributions by the Company to holders of the Common Stock, (ii) pursuant to the conversion or exchange of the Acquired OP Units or Additional OP Units for Common Stock, (iii) by acquisition of any New Securities pursuant to Section 4.03, (iv) pursuant to Section 4.04, or (v) in connection with the acquisition of the Tender Offer Securities.

SECTION 4.02   Standstill. Except for its exercise of rights pursuant to the provisions of this Agreement, the Investor Group agrees that it will not nor will it cause or permit any of its affiliates or any of its Representatives, without the prior approval of one of the Incumbent Directors then in office, directly or indirectly:

(a)   acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any securities or direct or indirect rights to acquire any securities of the Company or any subsidiary thereof, or of any successor to or person in control of the Company, or any assets of the Company or any division thereof or of any such successor;

(b)   enter into, agree to enter into, commence or submit any merger, consolidation, tender offer, exchange offer, business combination, share exchange, recapitalization, restructuring or other extraordinary transaction involving the Company, any subsidiary or division of the Company, or any of their respective securities or assets or take any action that would reasonably be expected to require the Company to make a public announcement regarding the possibility of any such transaction; *provided, however,* that the prohibition in this Section 4.02(b) does not include the Tender Offer;

(c)   make or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are used in the rules of the Commission) to vote any voting securities of the Company or any subsidiary thereof; *provided, however,* that the prohibition in this Section 4.02(c) shall not apply to solicitations exempted from the proxy solicitation rules by Rule 14a-2 under the Exchange Act or any successor provision;

(d)   tender into a tender or exchange offer commenced by a third party other than a tender or exchange offer that the Board has affirmatively publicly recommended to the Company's stockholders that such stockholders tender into such offer and has not publicly withdrawn or changed such recommendation (and in the case of such a withdrawal or change of recommendation, it shall not be a breach of this clause (d) if the tendered or exchanged securities are withdrawn prior to the expiration of such tender or exchange offer); *provided, however,* that the prohibition in this Section 4.02(d) does not include the Tender Offer;

(e)   enter into any discussions, negotiations, arrangements or understandings with any third party (other than any person that would be a Permitted Transferee) with respect to any of the foregoing, or otherwise form, join or in any way engage in discussions relating to the formation of, or participate in, a "group" with respect to any securities of the Company, other than a group including solely the Investor Group;

(f)   call, request the calling of, or otherwise seek or submit a written request for the calling of a special meeting of, or initiate any stockholder proposal for the election of any director (other than the designation to the Company of an Investor Designated Director in accordance with Section 2.01) by the stockholders of the Company;

(g)   publicly disclose any intention, plan or arrangement inconsistent with the foregoing;

(h)   advise, knowingly assist or knowingly encourage, or enter into any arrangements with, any other Persons in connection with any of the foregoing; or

(i)   request the Company or any of its Representatives, directly or indirectly, to amend or waive any provision of this paragraph (including this sentence);

provided, however, that none of the foregoing (i) shall prevent, restrict, Encumber or in any way limit the exercise of the fiduciary rights and obligations of any Investor Designated Director as a director or prevent, restrict, Encumber or in any way limit the ability of any Investor Designated Director to vote on matters, influence officers, employees, agents, management or the other directors of the Company, take any action or make any statement at any meeting of the Board or any committee thereof, or otherwise to act in their capacity as directors; (ii) shall prevent any member of the Investor Group from Selling any Covered Securities held by it or voting its Common Stock, in each case in accordance with this Agreement; (iii) shall apply to or restrict any discussions or other communications between or among directors, members, officers, employees or agents of any member of the Investor Group or any affiliate thereof; (iv) shall prohibit any member of the Investor Group from soliciting, offering, seeking to effect or negotiating with any person with respect to transfers of Covered Securities otherwise permitted by Section 5.01 or (v) restrict any disclosure or statements required to be made by any Investor Designated Director or the Investor Group under applicable Law or Trading Market Regulation.

SECTION 4.03   Rights to Purchase New Securities.

(a)   In the event that the Company proposes to issue New Securities, each member of the Investor Group shall have the right to purchase, in lieu of the person to whom the Company proposed to issue such New Securities, in accordance with paragraph (b) below, a number of New Securities equal to the product of (i) the total number or amount of New Securities which the Company proposes to issue at such time and (ii) a fraction, the numerator of which shall be the total number of shares of Common Stock which such member owns at such time on a Fully Diluted Basis, and the denominator of which shall be the total number of shares of Common Stock then outstanding on a Fully Diluted Basis.

(b)   In the event that the Company proposes to undertake an issuance of New Securities, it shall give written notice (a "Notice of Issuance") of its intention to each of the members of the Investor Group, describing the material terms of the New Securities, including the price thereof, and the material terms upon which the Company proposes to issue such New Securities. The members of the Investor Group shall have 20 days from the date of receipt of the Notice of Issuance to agree to purchase all or a portion of such member's pro rata share of such New Securities (as determined pursuant to paragraph (a) above) for the same consideration, if such proposed consideration shall consist solely of cash, or, if such consideration consists of property or assets other than cash, for cash, Cash Equivalents or Marketable Securities having an equivalent value (as reasonably determined by a majority of the Independent Directors) to the consideration payable by the person to whom the Company proposes to issue such New Securities at the time of payment, and otherwise upon the terms specified in the Notice of Issuance by giving written notice to the Company and stating therein the quantity of New Securities to be purchased by such member of the Investor Group and the allocation of such New Securities among the members. The rights given by the Company under this Section 4.03(b) shall terminate if unexercised within 20 days after receipt of the Notice of Issuance referred to in this paragraph (b).

(c)   The Company and each member of the Investor Group, if it elects to purchase the New Securities to be sold by the Company, shall select a date not later than 20 days (or longer if required by Law) after the expiration of the 20-day notice period referenced in Section 4.03(b) for the closing of the purchase and sale of the New Securities. In the event any purchase by the members of the Investor Group is not consummated, other than as a result of the fault of the Company, within the provided time period, the Company may issue the New Securities subject to purchase by such member free and clear from the restrictions under this Section 4.03. Any New Securities not elected to be purchased by such members may be sold by the Company to the person to which the Company intended to sell such New Securities on terms and conditions no less favorable to the Company than those offered to such members.

SECTION 4.04   Takeover Proposals by the Investor Group.

No member of the Investor Group shall, without the prior approval of one of the Incumbent Directors then in office submit a proposal to acquire a majority of the Common Stock owned by persons other than the Investor Group (a "Change of Control Proposal") to any person unless either of the following conditions are satisfied:

(a)   The Change of Control Proposal shall contemplate either (i) a tender offer for all outstanding shares of Common Stock not owned by the Investor Group and must be conditioned upon a majority of such Common Stock not owned by the Investor Group being tendered, or (ii) a merger, combination, asset sale or other similar transaction which conditioned upon the holders of a majority of the Common Stock not owned by the Investor Group present, in person or by proxy, at a meeting of stockholders, voting in favor of such transaction. In the case of either (i) or (ii), the same consideration must be offered to all of the Company's stockholders (other than the Investor Group); or

(b)   The Change of Control Proposal shall contemplate that a special committee of the Board shall be created consisting only of the Incumbent Directors (the "Special Committee"), the Special Committee shall retain a nationally recognized investment banking firm to advise the Special Committee with respect to the fairness of the Change of Control Proposal to the stockholders of the Company (other than the Investor Group), and the Change of Control Proposal shall be approved by the Special Committee, which shall not give its approval unless it has received an opinion from such investment banking firm that the Change of Control Proposal is fair, from a financial point of view, to the stockholders of the Company other than any member of the Investor Group.

SECTION 4.05   Affiliate Transactions.

No member of the Investor Group shall engage in any transaction with the Company without the prior approval of one of the Incumbent Directors then in office; *provided, however,* that the foregoing provision shall not apply to any transactions contemplated by this Agreement or any of the Related Agreements or to any transactions involving the purchase or sale of goods or services in the ordinary course of business which are consistent with guidelines adopted by the Board from time to time and approved by one of the Incumbent Directors then in office.

SECTION 4.06   Termination of Standstill Provisions.

The provisions of Sections 4.01, 4.02 and 4.04 of this Agreement shall terminate without any further action by any party upon the earlier of:

(a)   The consummation of a Liquidity Event;

(b)   such date as the Board determines to solicit, or publicly announces, whether by press release, filing with the Commission or otherwise, its intention to solicit, an Acquisition Proposal (as defined in the Equity Purchase Agreement);

(c)   such date as the Board publicly approves, accepts, authorizes or recommends to the Company's stockholders their approval of, or their conveyance of any Common Stock or other securities pursuant to, any Acquisition Proposal;

(d)   such date that the Company or any affiliate thereof has entered into a definitive agreement, or any other agreement with any party, with respect to an Acquisition Proposal for the Company;

(e)   such date that any person or group, other than the Investor Group or any of its affiliates, shall have acquired beneficial ownership of at least 50% of the Company's outstanding Common Stock;

(f)   such date as the Company, the Board or any committee of the Board takes any action, or fails to take appropriate action, which action, or failure to take action, results in a breach of any provision of Section 2.04; provided that the taking of such action or the failure to take such action is not the result of any action by the Investor Designated Directors or the Investor Group; or

(g)   such date as the Company breaches this Agreement in that the number of Investor Designated Directors on the Board or any committee thereof, is less than the number of directors to which the Investor Group is entitled at such time pursuant to Article 2, subject to notice from the members of the Investor Group and the expiration of a 30-day period in which to cure such action or failure to act (if such action or failure to act is reasonably capable of being cured); provided that such breach is not the result of any action taken by or on behalf of the Investor Designated Directors or the Investor Group.

ARTICLE 5
RESTRICTIONS ON TRANSFERABILITY OF SECURITIES

SECTION 5.01   General.

(a)   Each member of the Investor Group understands and agrees that the shares of Common Stock acquired pursuant to the Equity Purchase Agreement have not been registered and are restricted securities under the Securities Act. Until six months following a Liquidity Event (except with respect to clause (iv) below, which may occur at any time), no member of the Investor Group shall make or solicit any Sale of, or create, incur or assume any Encumbrance with respect to, the OP Units, the Warrants or any shares of Common Stock now owned or hereafter acquired by it (collectively, the "Covered Securities"); *provided, however,* that members of the Investor Group may:

(i) make or solicit a Sale to Permitted Transferees in accordance with Section 5.01(b) hereof;

(ii) transfers (i) pursuant to any business combination, tender or exchange offer to acquire Common Stock or other extraordinary transaction that the Board (including at least one of the Incumbent Directors) has recommended, or (ii) pursuant to a tender or exchange offer that the Board has not recommended but only after such time as a majority of the shares of Common Stock outstanding (other than those owned by the Investor Group) have been tendered into such offer and after all material conditions with respect to such offer (including any financing condition, any minimum condition with respect to number of shares tendered and any condition with respect to removal of any anti-takeover protections) have been satisfied or irrevocably waived by the offeror, in each case, not in violation of this Agreement; *provided, however,* that no Investor Group securities shall be tendered into any tender offer or exchange offer not recommended by the Board prior to the time all such material conditions (other than any such condition that can be satisfied only at the closing of such offer) have been satisfied or irrevocably waived by the offeror;

(iii) transfers to the Company or a subsidiary of the Company, which is approved by at least one of the Incumbent Directors; or

(iv) swaps, exchanges, hedges or other similar agreements or arrangements (other than short sales or the equivalent thereof), designed to protect against fluctuations in the value of the equity securities of the Company and not entered into with the purpose of circumventing the provisions of this Section 5.01.

(b) No Sale of Covered Securities to a Permitted Transferee shall be effective until such time as such Permitted Transferee has executed and delivered to the Company, as a condition precedent to such Sale, an instrument or instruments, reasonably acceptable to the Company, confirming that such Permitted Transferee agrees to be bound by all obligations of the Investor Group hereunder. The Investor Group shall not transfer control of a Permitted Transferee to any person that is not also a Permitted Transferee if a direct sale of Covered Securities to such person would violate the provisions of Section 5.01 of this Agreement.

(c) The Company shall cause all Incumbent Directors and all current and future officers of the Company to execute lock-up agreements with terms similar to those contained in this Section 5.01.

SECTION 5.02 Improper Sale or Encumbrance. Any attempt not in compliance with this Agreement to make any Sale of, or create, incur or assume any Encumbrance with respect to, any Covered Securities shall be null and void and of no force and effect, the purported transferee shall have no rights or privileges in or with respect to the Company, and the Company shall not give any effect in the Company's stock records to such attempted Sale or Encumbrance.

SECTION 5.03   Restrictive Legends   (a) Each certificate representing the Covered Securities shall be stamped or otherwise imprinted with legends in substantially the following form (in addition to any legends required by agreement, by the Charter or by applicable state securities Laws):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF.   SUCH SECURITIES GENERALLY MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

> THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO CERTAIN RESTRICTIONS UNDER THE TERMS OF THE STOCKHOLDERS' AGREEMENT DATED _____, 2021, AS AMENDED FROM TIME TO TIME, BETWEEN THE ISSUER AND THE HOLDER HEREOF AND MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE TERMS OF THAT AGREEMENT.

(b)   Each certificate representing any shares of Common Stock or other securities of the Company acquired by any member of the Investor Group other than the Covered Securities shall be stamped or otherwise imprinted with legends in substantially the following form (in addition to any legends required by agreement, by the Charter or by applicable state securities Laws):

> THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO CERTAIN RESTRICTIONS UNDER THE TERMS OF THE STOCKHOLDERS' AGREEMENT DATED _____, 2021, AS AMENDED FROM TIME TO TIME, BETWEEN THE ISSUER AND THE HOLDER HEREOF AND MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE TERMS OF THAT AGREEMENT.

(c)   Each member of the Investor Group consents to the Company making a notation on its records and giving instructions to any transfer agent of its capital stock in order to implement the restrictions on transfer established in this Agreement.

(d)   The Company shall, at the request of a holder of Purchased Securities, remove from each certificate representing Purchased Securities transferred in compliance with the terms of Section 5.01 and with respect to which no rights or obligations under this Agreement shall transfer, the legend described in Sections 5.03(a)(ii) and (b), and shall remove from each certificate representing such Purchased Securities the legend described in Section 5.03(a)(i) if, at the request of the Company, such requesting holder provides, at its expense, an opinion of counsel satisfactory to the Company that the securities represented thereby may be transferred without the imposition of such legend.

ARTICLE 6
ADDITIONAL ACTIVITIES OF INVESTOR GROUP

SECTION 6.01 Additional Activities of Investor Group.

(a) Nothing in this Agreement or any other agreement among the Company and the Investor Group shall prevent a director or officer of the Company who is also an officer, director, member or employee of a member of the Investor Group (collectively, the "Identified Persons" and each, an "Identified Person") from rendering services with respect to that certain property located at 25200 E. 68th Ave., Aurora, CO 80019 (the "Denver Property"). To the fullest extent permitted by Law, the Company hereby renounces any interest or expectancy with respect to the Denver Property. The Company acknowledges and/or agrees that, no Identified Person shall be liable to the Company or its stockholders for breach of any duty by reason of the fact that Identified Person engages in any activities or services with respect to the Denver Property and the performance of any services or activities by an Identified Person with respect to the Denver Property shall not constitute an act or omission committed in bad faith or as the result of active or deliberate dishonesty, and any benefit received, directly or indirectly, by an Identified Person as the result of the services and activities performed with respect to the Denver Property shall not constitute receipt of an improper benefit, or an improper personal benefit, in money, property, services or otherwise.

(b) As used in this Section 6.01, the term "Company" includes all of its subsidiaries, and the term "Investor Group" includes all of its affiliates (other than the Company).

ARTICLE 7
REPRESENTATIONS AND WARRANTIES

SECTION 7.01 Representations of the Company. The Company hereby represents and warrants to the Investor Group that:

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company's power and authority and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

(b) The execution, delivery and performance by the Company of this Agreement requires no action by or in respect of, or filing with, any governmental body, agency, official or authority, other than (i) compliance with any applicable requirements of the federal securities Laws; and (ii) compliance with any applicable foreign or state securities or blue sky Laws.

(c) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (i) contravene or conflict with the Charter or the Bylaws, and (ii) assuming compliance with the matters referred to in Section 7.01(b), contravene or conflict with or constitute a violation of, provision of any Law applicable to the Company.

SECTION 7.02   Representations of the Members of the Investor Group Each member of the Investor Group hereby represents, jointly and severally, that:

(a)   The execution, delivery and performance by such member of the Investor Group of this Agreement and the consummation by such member of the Investor Group of the transactions contemplated hereby are within each such member's power and authority and have been duly authorized by all requisite action on the part of such member. This Agreement constitutes a valid and binding agreement of each member of the Investor Group, enforceable against such member of the Investor Group in accordance with its terms.

(b)   The execution, delivery and performance by such member of the Investor Group of this Agreement require no action by or in respect of, or filing with, any governmental body, agency, official or authority, other than (i) compliance with any applicable requirements of the federal securities Laws; and (ii) compliance with any applicable foreign or state securities or blue sky Laws.

(c)   The execution, delivery and performance by such member of the Investor Group of this Agreement and the consummation by such member of the Investor Group of the transactions contemplated hereby do not and will not (i) contravene or conflict with the organizational documents of such member, and (ii) assuming compliance with the matters referred to in Section 7.02(b), contravene or conflict with or constitute a violation of, provision of any Law.

ARTICLE 8
RESTRICTIVE COVENANTS

SECTION 8.01   Confidentiality.

(a)   Unless otherwise agreed to in writing by the Company, each member of the Investor Group, on behalf of itself and its Representatives, agrees (i) except as required by Law, to keep confidential and not to disclose or reveal any Confidential Information (as defined below) to any person (other than such member's Representatives), (ii) not to use Confidential Information for any purpose other than in connection with its ownership of Company securities and not in any way detrimental to the Company or its stockholders and (iii) except as required by Law, not to disclose to any person (other than such member's Representatives) any Confidential Information. In the event that any member of the Investor Group or its Representatives are requested pursuant to, or required by, Law to disclose any Confidential Information, such member of the Investor Group agrees that it will provide the Company with prompt notice of such request or requirement in order to enable the Company to seek an appropriate protective order or other remedy (and if the Company seeks such an order, such person will provide such cooperation as the Company shall reasonably request) or to consult with such member with respect to the Company taking steps to resist or narrow the scope of such request or legal process.

(b)   "Confidential Information" means all information about the Company furnished by the Company, whether furnished before or after the date hereof, whether oral or written, and regardless of the manner or form in which it is furnished, including, without limitation, all notes, analyses, compilations, studies, forecasts, interpretations or other documents prepared by any member of the Investor Group or its Representatives which contain, reflect or are based upon, in whole or in part, the information furnished to any member of the Investor Group or its Representatives. Confidential Information does not include, however, information which (i) is or becomes generally available to the public other than as a result of a disclosure by any member of the Investor Group or its Representatives in violation of this Agreement, the Confidentiality Agreement or other obligation of confidentiality, (ii) was available to any member of the Investor Group on a non-confidential basis prior to its disclosure by the Company to such member, or (iii) becomes available to any member of the Investor Group on a non-confidential basis from a person (other than the Company) who is not prohibited from disclosing such information to any member of the Investor Group by a legal, contractual or fiduciary obligation to the Company.

(c)   As used in this Article VIII, the term "Company" includes the Company and all of its subsidiaries and affiliates (other than the Investor Group), and the term "Investor Group" includes the members of the Investor Group and all of their respective affiliates (other than the Company).

SECTION 8.02   Furnishing of Information. The Company shall furnish or make available to each member of the Investor Group and its Representatives any documents filed by the Company pursuant to each of Sections 13, 14 and 15(d) of the Exchange Act and all annual, quarterly or other reports furnished to the Company's public security holders and all such other information concerning the Company and its subsidiaries as such member of the Investor Group may reasonably request. The Company shall provide each member of the Investor Group and its Representatives with reasonable access to the books and records of the Company and its subsidiaries during normal business hours upon reasonable notice, including without limitation, financial data (including projections) and operating data covering each of such entities, their businesses, operations and financial performance.

SECTION 8.03   Non-Competition and Non-Solicitation.

(a)   Each member of the Investor Group (collectively, solely for the purpose of this Section 8.03, the "Restricted Parties") covenants that, commencing on the Closing and ending on the consummation of a Liquidity Event (the "Non-Competition Period"), he, she, or it shall not, and shall not cause his, her, or its respective Affiliates to, engage directly or indirectly in, in any capacity, or have any direct or indirect ownership interest in, or permit such Restricted Party's or any such Affiliate's name to be used in connection with, any business in any central business district in North America which is primarily engaged in the business of acquiring, investing in, owning, operating, or leasing parking lots or parking garages (the "Restricted Business"); provided, however, that nothing in this Agreement shall prevent or restrict the Restricted Parties, or any of their respective Affiliates from any of the following:

(i)   owning equity interests, indebtedness or other securities representing not more than five percent (5%) of the equity capital of a company that is engaged in the Restricted Business, so long as the Restricted Party is not otherwise associated with the management of such company, including by serving on the board of directors or holding any other similar governing position;

(ii)   engaging in any activities pursuant to or consistent with the Employment Agreement for Manuel Chavez, III;

(iii)   continuing to own assets, equity interests, indebtedness or other securities in companies engaged in the Restricted Business owned prior to the date of this Agreement;

(iv)   owning assets, equity interests, indebtedness or other securities in companies engaged in the Restricted Business where such ownership is connected with other operations such as an airport, port, or other non-parking business; or

(v)   owning, operating or leasing parking lots, parking garages or other parking facilities, directly or indirectly, as a result of loss mitigation, foreclosure or similar activities in connection with or incidental to investments in mortgage loans, mortgage servicing rights, mortgage-backed securities or other mortgage-related assets.

It is recognized that the Restricted Business is expected to be conducted in North America and that other geographical limitations of any nature on this non-competition covenant (and the non-solicitation covenants set forth in Section 8.03(b)) are therefore not appropriate.

(b)   Each Restricted Party covenants that, during the Non-Competition Period, such Restricted Party shall not, and it shall cause its affiliates not to, directly or indirectly, solicit or entice, or attempt to solicit or entice, any clients or customers of the Company or any of its Subsidiaries for purposes of diverting their business or services from the Company or any of its Subsidiaries.

(c)   Each Restricted Party covenants that, during the Non-Competition Period, such Restricted Party shall not, and it shall cause its affiliates not to, solicit the employment or engagement of services of any person who is, or was during the three-month period immediately prior to such solicitation, employed as an employee, contractor or consultant by the Company or any of its Subsidiaries during such period on a full- or part-time basis. The foregoing shall not prohibit any general solicitation of employees, contractors or consultants or public advertising of employment opportunities (including through the use of employment agencies) not specifically directed at any such employees, contractors or consultants.

(d)   Each Restricted Party acknowledges that the restrictions contained in this Section 8.03 are reasonable and necessary to protect the legitimate interests of the Company and constitute a material inducement to the Company to enter into this Agreement. Each Restricted Party acknowledges that any violation of this Section 8.03 may result in irreparable injury to the Company and agrees that the Company shall be entitled to seek preliminary and permanent injunctive relief, without the necessity of proving actual damages, as well as an equitable accounting of all earnings, profits and other benefits arising from any violation of this Section 8.03, which rights shall be cumulative and in addition to any other rights or remedies to which the Company may be entitled.

(e)   In the event that any covenant contained in this Section 8.03 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable Law. The covenants contained in this Section 8.03 and each provision thereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.


ARTICLE 9
MISCELLANEOUS

SECTION 9.01   Termination. This Agreement shall terminate upon the earliest to occur of:

(a)   written agreement to that effect, signed by all parties hereto or all parties then possessing any rights hereunder; or

(b)   the consummation of a Liquidity Event; provided that Section 5.01 shall survive in accordance with its terms for six months following the consummation of a Liquidity Event;

provided that no termination of this Agreement pursuant to this Section 9.01 shall affect the right of any party to recover damages for any breach of the representations, warranties or covenants herein that occurred prior to such termination; and, *provided, further,* that the provisions of Section 5.01(b) shall continue in effect for a period of six months following such termination.

SECTION 9.02   Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by recognized overnight courier service to the respective parties at the following addresses (or at such other address for a party as shall be specified by notice given in accordance with this Section 9.02):

(a)   if to the Company:

The Parking REIT, Inc.
9130 W. Post Rd., Suite 200
Las Vegas, Nevada 89148
Attn: J. Kevin Bland
Email: jkbland@theparkingreit.com

with a copy to:

Venable LLP
750 E. Pratt St., Suite 900
Baltimore, Maryland 21202
Attn: Sharon Kroupa
Email: skroupa@venable.com

(b)   if to any member of the Investor Group:

Color Up, LLC
c/o Bombe Asset Management, Ltd.
250 E. 5th Street, Suite 2110
Cincinnati, Ohio 45202
Attn: Manuel Chavez III
Email: manuel@bombeltd.com

with a copy to:

Keating Muething & Klekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
Telecopy No.: (513) 579-6457
Attention: F. Mark Reuter
               Allison A. Westfall
Email: mreuter@kmklaw.com
         awestfall@kmklaw.com

SECTION 9.03   No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and, to the extent permitted by this Agreement, their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 9.04   Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses.

SECTION 9.05   Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Maryland. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Maryland state or federal court. The parties hereto hereby (a) submit to the exclusive jurisdiction of any Maryland state or federal court, for the purpose of any action or proceeding arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action or proceeding is brought in an inconvenient forum, that the venue of the action or proceeding is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts.

SECTION 9.06   Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.06.

SECTION 9.07   Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties hereto shall be entitled to specific performance of the terms hereof, in addition to any other remedy at Law or in equity.

SECTION 9.08   Counterparts.   This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 9.09   Entire Agreement.   This Agreement and the Related Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, (including, without limitation the Confidentiality Agreement and that certain Exclusivity Agreement dated as of September 14, 2020, as amended), among the parties, or any of them, with respect to the subject matter hereof and thereof.

SECTION 9.10   Assignment.   This Agreement shall not be assigned by operation of Law or otherwise without the express written consent of the parties hereto (which consent may be granted or withheld in the sole discretion of any party) and any such assignment or attempted assignment without such consent shall be void.

SECTION 9.11   Amendment.   This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Company and each member of the Investor Group or (b) by a waiver in accordance with Section 9.12.

SECTION 9.12   Waiver.   Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party or (b) waive compliance with any of the agreements of the other party or conditions to such party's obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

SECTION 9.13   Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

SECTION 9.14   No Partnership. No partnership, joint venture or joint undertaking is intended to be, or is, formed among the parties hereto or any of them by reason of this Agreement or the transactions contemplated herein.

SECTION 9.15   Public Announcements. Except as required by Law, no party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or otherwise communicate with any news media without the prior written consent of the other parties, and the parties shall cooperate as to the timing and contents of any such press release or public announcement.

SECTION 9.16   Cumulative Remedies. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive its right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by Law or otherwise.

SECTION 9.17   Interpretation; Headings. Throughout this Agreement, nouns, pronouns and verbs shall be construed as masculine, feminine, neuter, singular or plural, whichever shall be applicable. Unless otherwise specified, all references herein to "Articles", "Sections" and paragraphs shall refer to corresponding provisions of this Agreement. The descriptive headings and subheadings in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement or any provision hereto.

SECTION 9.18   Construction. Each party hereto acknowledges and agrees it has had the opportunity to draft, review and edit the language of this Agreement and that no presumption for or against any party arising out of drafting all or any part of this Agreement will be applied in any controversy, claim or dispute relating to, in connection with or involving this Agreement. Accordingly, the parties hereto hereby waive the benefit of any rule of Law or any legal decision that would require, in cases of uncertainty, that the language of a contract should be interpreted most strongly against the party who drafted such language.

SECTION 9.19   Director Duties. Notwithstanding anything to the contrary in this Agreement, no provision hereof shall prevent, restrict, Encumber or in any way limit the exercise of the rights and obligations of any Investor Designated Director or any Incumbent Director as a director, or his or her ability to vote on matters, influence management or the other directors or otherwise to discharge their duties as directors. The Company shall not approve or recommend to its stockholders any transaction or resolution, or approve, recommend or take any other action (other than those expressly contemplated by this Agreement) that would restrict the right of any Investor Designated Director or any Incumbent Director to vote on any matter as such director believes appropriate in light of his or her duties as a director or the manner in which an

Investor Designated Director or an Incumbent Director may participate in his or her capacity as a director in deliberations or discussions at meetings of the Board or any committee thereof.

SECTION 9.20   Investors Rights. For purposes of this Agreement, all actions which the Investors or members of the Investor Group are permitted to take shall be effected by the Investors or such members, as the case may be, holding a majority of the Purchased Securities then held by all the Investors or such members, as the case may be. In addition, the rights of the Investors under this Agreement shall be allocated among them in such manner as they shall agree from time to time. Notwithstanding the foregoing, the parties hereto acknowledge and agree that _____ shall each be entitled to designate _____ Investor Designated Directors and to fill any vacancies created if such director designated by it ceases to serve for any reason, and any additional Investor Designated Directors shall be designated by the members of the Investor Group holding a majority of the Purchased Securities then held by all of such members.

(signature page follows)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

THE PARKING REIT, INC., a Maryland
    corporation

By: _____
Name:
Title:

INVESTORS:

COLOR UP, LLC, a Delaware limited liability
    company

_____

By:

10332799.19

Exhibit C-1

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this "***Agreement***"), dated as of _____, 2021 and effective as of the Employment Effective Date (as defined below), is entered into by and between THE PARKING REIT, INC., a Maryland corporation (the "***REIT***"), MVP REIT II OPERATING PARTNERSHIP, LP, a Maryland limited partnership (the "***OP***", and together with the REIT, the "***Company***"), and MANUEL CHAVEZ ("***Executive***").

On January 8, 2021, Color Up, LLC, a Delaware limited liability company ("***Buyer***"), the REIT, the OP, Michael V. Shustek ("***Shustek***"), Vestin Realty Mortgage II, Inc., a Maryland corporation ("***VRMI***"), and Vestin Realty Mortgage I, Inc., a Maryland corporation ("***VRMII***" and together with VRMI and Shustek, the "***Advisor***"), entered into that certain Equity Purchase and Contribution Agreement (as amended, restated or otherwise modified from time to time pursuant to the terms thereof, the "***Purchase Agreement***") pursuant to which, upon the terms and subject to the conditions set forth therein, Buyer will acquire from the Advisor and the Company, and the Advisor and the Company will sell to Buyer, certain limited partnership interests in the OP and Shares.

WHEREAS, in connection with the consummation of the transactions contemplated by the Purchase Agreement, effective as of the date hereof (the "***Employment Effective Date***"), the Company desires to employ Executive and Executive desires to accept such employment with the Company, subject to the terms and conditions of this Agreement; and

WHEREAS, certain capitalized terms used herein are defined in Section 9 below.

NOW, THEREFORE, in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Executive, intending to be legally bound, hereby agree as follows:

1.	Employment Period. Subject to the provisions for earlier termination hereinafter provided, Executive's employment hereunder shall be for a term (the "***Employment Period***") commencing on the Employment Effective Date and ending on the third (3rd) anniversary of the Employment Effective Date (such date, the "***Initial Termination Date***," and such initial term, the "***Initial Employment Term***"). If not earlier terminated in accordance with this Agreement, the Employment Period shall automatically be extended for an additional one (1) year period on the Initial Termination Date and on each subsequent anniversary of the Initial Termination Date, unless either party elects not to so extend the Employment Period by notifying the other party, in writing or by electronic transmission, of such election (a "***Non-Renewal***") not less than ninety (90) days prior to the last day of the Initial Termination Date or applicable subsequent anniversary thereof.

2.	Terms of Employment.

	(a)	Position and Duties.

		(i)	Role and Responsibilities. During the Employment Period, Executive shall serve as Chief Executive Officer ("***CEO***") of the Company, and shall perform such employment duties as are usual and customary for such position. Executive shall report

Exhibit C-1

directly to the Company's Board of Directors (the "***Board***"). At the Company's request, Executive shall serve the Company and/or its subsidiaries and affiliates in other capacities in addition to the foregoing, consistent with Executive's position as CEO. In the event that Executive, during the Employment Period, serves in any one or more of such additional capacities, Executive's compensation shall not be increased beyond that specified in Section 2(b) hereof. In addition, in the event Executive's service in one or more of such additional capacities is terminated, Executive's compensation, as specified in Section 2(b) hereof, shall not be diminished or reduced in any manner as a result of such termination provided that Executive otherwise remains employed under the terms of this Agreement.

(ii)   Exclusivity. During the Employment Period, and excluding any periods of leave to which Executive may be entitled, Executive agrees to devote substantially all of his business time and attention to the business and affairs of the Company. Notwithstanding the foregoing, during the Employment Period, it shall not be a violation of this Agreement for Executive to: (A) serve on boards, committees or similar bodies of charitable or nonprofit organizations, (B) fulfill limited teaching, speaking and writing engagements, and (C) manage his personal investments, in each case, so long as such activities do not individually or in the aggregate materially interfere or conflict with the performance of Executive's duties and responsibilities under this Agreement. The Company acknowledges that Executive serves in certain officer and other capacities with respect to Buyer and its affiliates. The Company agrees that, notwithstanding anything contained herein, Executive's continued involvement as an officer, manager, equityholder, employee, director or other service provider of such entities during his employment with the Company shall not constitute a breach or other violation of this Agreement so long as such activities do not individually or in the aggregate materially interfere or conflict with the performance of Executive's duties and responsibilities under this Agreement.

(iii)   Principal Location. During the Employment Period, Executive's principal place of employment shall be the Cincinnati, Ohio metropolitan area (the "***Principal Location***"), except for travel to other locations as may be necessary to fulfill the Executive's duties and responsibilities hereunder.

(iv)   Policies and Procedures. Executive agrees to be bound by the Company's policies and procedures, as they may be amended by the Company from time-to-time, appearing in a Company handbook, business practices manual, ethics manual, or other similar documents made available to Executive.

(b)   Compensation, Benefits, Etc.

(i)   Base Salary. During the Term, the Executive shall receive an annual base salary (the "***Base Salary***") of not less than $600,000 per year, pro-rated for any partial year of service. The Base Salary shall be reviewed annually by the Compensation Committee of the Board (the "***Compensation Committee***") and may be increased, but not decreased, from time to time by the Compensation Committee in its discretion (and, if increased, the term "Base Salary" as utilized in this Agreement shall refer to the Base Salary as so increased). The Base Salary shall be paid in accordance with the Company's customary payroll practices for similarly situated executives, as in effect from time to time, but no less frequently than monthly. Within the thirty (30) day period prior to each calendar year, Executive shall have

Exhibit C-1

the right to elect to receive any and all net Base Salary for the calendar year (after any deductions made pursuant to any employee benefit plans maintained, adopted, sponsored or contributed to by the Company) in the form of fully vested restricted stock in the REIT, the number of shares of which shall be equal to the quotient of (x) the applicable Base Salary amount on the date of payment, minus applicable tax withholdings, divided by (y) the Fair Market Value on the applicable grant date.

(ii)   Annual Bonus. Executive shall be eligible to receive a target annual bonus award of not more than 33.33% of Base Salary ("**Target Annual Bonus**") and shall be eligible to participate in any annual bonus or other annual incentive plan or program adopted or maintained by the Company from time to time, on a basis commensurate with Executive's position as the CEO of the Company, in each case, as determined by the Compensation Committee. The Compensation Committee may authorize the payment of an annual bonus amount above or below the Target Annual Bonus, based on such factors as the Compensation Committee deems appropriate, in its sole and absolute discretion. All payments shall be made within two and a half months after the end of the applicable calendar year in accordance with the Company's customary payroll practices. Within the thirty (30) day period prior to each calendar year, Executive shall have the right to elect to receive any and all annual bonus payments in the form of fully vested restricted stock in the REIT, the number of shares of which shall be equal to the quotient of (x) the applicable annual bonus amount on the date of payment, minus applicable tax withholdings, divided by (y) the Fair Market Value on the applicable grant date.

(iii)   Annual Equity Compensation. For each calendar year ending during the Employment Period, commencing with calendar year 2021, Executive shall be eligible to receive an annual award of restricted stock in the REIT (each, an "**Award**") with a target value equal to not more than the number of Shares obtained by dividing (x) $1,000,000 by (y) the Fair Market Value on the applicable grant date. Each Award, if any, shall be granted no later than thirty (30) days following the end of the applicable calendar year. The actual amount of each Award, if any, shall be determined by the Compensation Committee and shall be based on such performance objectives as are determined by the Compensation Committee in consultation with Executive. Subject to Executive's continued employment with the Company, each Award shall vest in equal annual installments over a period of three (3) years on each of the first, second and third anniversaries of the applicable grant date. In addition, in the event of a Change in Control of the Company or a termination of Executive's employment with the Company by the Company without Cause, by Executive for Good Reason or due to Non-Renewal by the Company or Executive's death or Disability, each Award, to the extent then outstanding and unvested, shall thereupon vest in full. Each Award shall provide that Executive may elect to satisfy any applicable tax withholding obligations with respect to the Award by having the Company withhold Shares otherwise issuable or vesting under the Award, based on the maximum statutory withholding rates applicable thereto. The REIT shall take all action necessary to cause the Shares subject to each Award to be registered on a Form S-8, and, consistent with the foregoing, the terms and conditions of each Award shall be set forth in an award agreement which will be provided to Executive for acceptance and as evidence of such Award as soon as administratively possible following the applicable grant date (each, an "**Award Agreement**").

(iv)   Equity Compensation on the Effective Date. On the Effective Date, the Company will grant Executive a number of unvested shares of restricted stock in the REIT

Exhibit C-1

obtained by dividing (x) $2,000,000 by (y) the Fair Market Value of a Share on the grant date. Such shares will fully vest only upon the occurrence of a Liquidity Event within three (3) years of the Effective Date (the "***Liquidity Event Restricted Stock***"), provided that the Executive remains continuously employed with the Company on the date of the Liquidity Event, unless the Executive is terminated by the Company without Cause or resigns for Good Reason within one hundred and eighty (180) days of a Liquidity Event, in which case, the Liquidity Event Restricted Stock shall vest in full upon such Liquidity Event . Except as set forth in this Section 2(b)(iv), the equity interests issuable pursuant to this Section 2(b)(iv) are not eligible to vest under any other scenario, including, for the avoidance of doubt, a Qualifying Termination prior to a Liquidity Event.

(v)   Benefits. During the Employment Period, Executive (and Executive's spouse and/or eligible dependents to the extent provided in the applicable plans, policies and programs) shall be eligible to participate in the health, welfare, retirement, savings and other employee benefit plans, policies and programs maintained by the Company for the benefit of its senior executive officers as may be in effect from time to time. Nothing contained in this Section 2(b)(iv) shall create or be deemed to create any obligation on the part of the Company to adopt or maintain any plan, policy or program at any time or to create any limitation on the Company's right to modify or terminate any such plan, policy or program.

(vi)   Expenses. During the Employment Period, Executive shall be entitled to receive prompt reimbursement for all reasonable business expenses incurred by Executive in the performance of Executive's services hereunder in accordance with the policies, practices and procedures of the Company as in effect from time to time for senior executive officers of the Company.

(vii)   Fringe Benefits. During the Term, Executive shall be eligible to receive such fringe benefits and perquisites as are provided by the Company to its senior executive officers from time to time, and shall receive such additional fringe benefits and perquisites as the Company may, in its discretion, from time-to- time provide.

(viii)   Vacation. During the Employment Period, Executive shall be entitled to vacation, sick leave, holidays and other paid time-off benefits provided by the Company from time to time which are applicable to the Company's senior executive officers, provided that, for each year of the Employment Period, Executive shall be entitled to no less than four (4) weeks paid vacation and six (6) paid sick days.

(ix)   Non-Executive Equity Awards. The parties acknowledge that it is expected that the Compensation Committee will, on an annual basis, approve a pool of equity-based awards to be granted to employees of the Company. During the Employment Period, Executive shall have the right to allocate awards within such pool to employees of the Company who are not executive officers of the Company. Such allocation shall be made by Executive in his discretion after consultation with the Compensation Committee.

3.   Termination of Employment.

Exhibit C-1

(a)   Death or Disability. The Executive's employment shall terminate automatically upon the Executive's death during the Employment Period. Either the Company or the Executive may terminate the Executive's employment hereunder in the event of the Executive's Disability during the Employment Period.

(b)   Termination by the Company. The Company may terminate the Executive's employment hereunder during the Employment Period for Cause or without Cause, or by reason of a Non-Renewal of the Employment Period.

(c)   Termination by the Executive. The Executive's employment hereunder may be terminated by the Executive for any reason, including with Good Reason or by the Executive without Good Reason, or by reason of a Non-Renewal of the Employment Period.

(d)   Notice of Termination. Any termination by the Company for Cause, or by the Executive for Good Reason, shall be communicated by a Notice of Termination to the other parties hereto given in accordance with Section 10(b) hereof. The failure by Executive or the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of Executive or the Company, respectively, hereunder or preclude Executive or the Company, respectively, from asserting such fact or circumstance in enforcing Executive's or the Company's rights hereunder.

(e)   Termination of Offices and Directorships; Return of Property. Upon termination of Executive's employment hereunder for any reason, unless otherwise specified in a written agreement between Executive and the Company, Executive shall be deemed to have resigned from all offices, directorships, and other employment positions, if any, then held with the Company and any direct or indirect subsidiary of the Company, and shall take all actions reasonably requested by the Company to effectuate the foregoing. In addition, upon the termination of Executive's employment for any reason, Executive agrees to return to the Company all documents of the Company and its affiliates (and all copies thereof) and all other Company or Company affiliate property that Executive has in his possession, custody or control. Such property includes, without limitation: (i) any materials of any kind that Executive knows contain or embody any proprietary or confidential information of the Company or an affiliate of the Company (and all reproductions thereof), (ii) computers (including, but not limited to, laptop computers, desktop computers and similar devices) and other portable electronic devices (including, but not limited to, tablet computers), cellular phones/smartphones, credit cards, phone cards, entry cards, identification badges and keys, and (iii) any correspondence, drawings, manuals, letters, notes, notebooks, reports, programs, plans, proposals, financial documents, or any other documents concerning the customers, business plans, marketing strategies, products and/or processes of the Company or any of its affiliates and any information received from the Company or any of its affiliates regarding third parties.

4.   Obligations of the Company upon Termination.

(a)   Accrued Obligations. In the event that Executive's employment under this Agreement terminates during the Employment Period for any reason, the Company will pay or provide to Executive: (i) any earned but unpaid Base Salary, (ii) reimbursement of any business expenses incurred by Executive prior to the Date of Termination that are reimbursable in

Exhibit C-1

accordance with Section 2(b)(vi) hereof and (iii) any vested amounts due to Executive under any plan, program or policy of the Company (together, the "***Accrued Obligations***"). The Accrued Obligations described in clauses (i) and (ii) of the preceding sentence shall be paid within thirty (30) days after the Date of Termination (or such earlier date as may be required by applicable law) and the Accrued Obligations described in clause (iii) of the preceding sentence shall be paid in accordance with the terms of the governing plan or program.

(b)   Qualifying Termination. Subject to Sections 4(c), 4(d) and 10(c), if Executive's employment with the Company is terminated during the Employment Period due to a Qualifying Termination, then in addition to the Accrued Obligations:

(i)   Severance. The Company shall pay to Executive a cash severance payment in an amount equal to the Severance Multiple times the sum of (x) Executive's annual Base Salary as in effect on the Date of Termination, disregarding any reduction constituting Good Reason plus (y) the Target Bonus Amount for the Company's most recently completed fiscal year prior to the Date of Termination (the "***Severance***") and paid in equal amounts over the one (1) year period following the Date of Termination in accordance with the Company's regular scheduled payroll practices. The first Severance payment shall be payable not later than the sixtieth (60th) day following the Date of Termination.

(ii)   Equity Awards. All then-outstanding Company equity-based awards held by Executive, to the extent subject to time-based vesting, shall vest in full as of the Date of Termination.

(iii)   COBRA. Subject to Executive's valid election to continue healthcare coverage under Section 4980B of the Code, or if the Company is not subject to Section 4980B of the Code, then under any similar applicable state law, for the eighteen (18) month period following the Date of Termination, the Company shall provide, at the Company's sole expense (whether through direct payment to the plan, reimbursement of COBRA premiums or otherwise in the Company's discretion), Executive and Executive's eligible dependents with continuation coverage under its group health plans at the same levels as would have applied if Executive's employment had not been terminated, based on Executive's elections in effect on the Date of Termination; provided, however, that (A) if any plan pursuant to which such benefits are provided is not, or ceases prior to the expiration of the period of continuation coverage to be, exempt from the application of Section 409A under Treasury Regulation Section 1.409A-1(a)(5), (B) the Company is otherwise unable to continue to cover Executive under its group health plans without incurring penalties (including without limitation, pursuant to Section 2716 of the Public Health Service Act or the Patient Protection and Affordable Care Act), or (C) the Company is neither subject to Section 4980B of the Code nor is required to provide continuation coverage under applicable state law, then, in any case, an amount equal to each remaining Company premium payment shall thereafter be paid to Executive in substantially equal monthly installments over the continuation coverage period (or the remaining portion thereof).

(c)   Release. Notwithstanding the foregoing, except in the case of a termination of Executive's employment due to death or Disability, it shall be a condition to Executive's right to receive the amounts provided for in Section 4(b) hereof that Executive execute and deliver to the Company an effective release of claims in substantially the form attached hereto as Exhibit A

Exhibit C-1

(the "***Release***") within twenty-one (21) days (or, to the extent required by law, forty-five (45) days) following the Date of Termination and that Executive not revoke such Release during any applicable revocation period.

(d)   Six-Month Delay. Notwithstanding anything to the contrary in this Agreement, no compensation or benefits, including without limitation, any severance payments or benefits payable under Section 4 hereof, shall be paid to Executive during the six-month period following Executive's Separation from Service if the Company determines that paying such amounts at the time or times indicated in this Agreement would be a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code. If the payment of any such amounts is delayed as a result of the previous sentence, then on the first day of the seventh (7th) month following the date of Separation from Service (or such earlier date upon which such amount can be paid under Section 409A without resulting in a prohibited distribution, including as a result of Executive's death), the Company shall pay Executive a lump-sum amount equal to the cumulative amount that would have otherwise been payable to Executive during such period.

(e)   Exclusive Benefits. Except as expressly provided in this Section 4 and subject to Section 5 hereof, Executive shall not be entitled to any additional payments or benefits upon or in connection with Executive's termination of employment hereunder.

5.   Non-Exclusivity of Rights. Amounts which are vested benefits or which Executive is otherwise entitled to receive under any plan, policy, practice or program of or any contract or agreement with the Company at or subsequent to the Date of Termination shall be payable in accordance with such plan, policy, practice or program or contract or agreement except as explicitly modified by this Agreement.

6.   Excess Parachute Payments; Limitation on Payments.

(a)   Best Pay Cap. Notwithstanding any other provision of this Agreement, in the event that any payment or benefit received or to be received by the Executive (including any payment or benefit received in connection with a termination of the Executive's employment hereunder, whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement) (all such payments and benefits, including the payments and benefits under Section 4 hereof, being hereinafter referred to as the "***Total Payments***") would be subject (in whole or part), to the excise tax imposed under Section 4999 of the Code (the "***Excise Tax***"), then, after taking into account any reduction in the Total Payments provided by reason of Section 280G of the Code in such other plan, arrangement or agreement, the cash severance payments under this Agreement shall first be reduced, and the noncash severance payments hereunder shall thereafter be reduced, to the extent necessary so that no portion of the Total Payments is subject to the Excise Tax but only if (i) the net amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state and local income taxes on such reduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such reduced Total Payments) is greater than or equal to (ii) the net amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state and local income taxes on such Total Payments and the amount of Excise Tax to which the Executive would be subject in respect of such unreduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced Total Payments).

Exhibit C-1

(b)   Certain Exclusions. For purposes of determining whether and the extent to which the Total Payments will be subject to the Excise Tax, (i) no portion of the Total Payments the receipt or enjoyment of which the Executive shall have waived at such time and in such manner as not to constitute a "payment" within the meaning of Section 280G(b) of the Code shall be taken into account; (ii) no portion of the Total Payments shall be taken into account which, in the written opinion of an independent, nationally recognized accounting firm (the "***Independent Advisors***") selected by the Company, does not constitute a "parachute payment" within the meaning of Section 280G(b)(2) of the Code (including by reason of Section 280G(b)(4)(A) of the Code) and, in calculating the Excise Tax, no portion of such Total Payments shall be taken into account which, in the opinion of Independent Advisors, constitutes reasonable compensation for services actually rendered, within the meaning of Section 280G(b)(4)(B) of the Code, in excess of the "base amount" (as defined in Section 280G(b)(3) of the Code) allocable to such reasonable compensation; and (iii) the value of any non-cash benefit or any deferred payment or benefit included in the Total Payments shall be determined by the Independent Advisors in accordance with the principles of Sections 280G(d)(3) and (4) of the Code.

7.   Restrictive Covenants.

(a)   Executive shall hold in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company and its subsidiaries and affiliates, which shall have been obtained by Executive in connection with Executive's employment by the Company and which shall not be or become public knowledge (other than by acts by Executive or representatives of Executive in violation of this Agreement). After termination of Executive's employment with the Company, Executive shall not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data, to anyone other than the Company and those designated by it; provided, however, that if Executive receives actual notice that Executive is or may be required by law or legal process to communicate or divulge any such information, knowledge or data, Executive shall promptly so notify the Company. Notwithstanding the foregoing, nothing in this Agreement is intended to or shall prevent Executive from communicating directly with, cooperating with, or providing information (including trade secrets) in confidence to, any federal, state or local government regulator (including, but not limited to, the U.S. Securities and Exchange Commission, the U.S. Commodity Futures Trading Commission, or the U.S. Department of Justice) for the purpose of reporting or investigating a suspected violation of law, or from providing such information to Executive's attorney or in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

(b)   While employed by the Company and, for a period of two (2) years after the Date of Termination, Executive shall not directly or indirectly solicit, induce, or encourage any employee or consultant of the Company or its subsidiaries or affiliates to terminate their employment or other relationship with the Company or its subsidiaries or affiliates or to cease to render services to the Company or its subsidiaries or affiliates and Executive shall not initiate discussion with any such person for any such purpose or authorize or knowingly cooperate with the taking of any such actions by any other individual or entity. During his employment with the Company and thereafter, Executive shall not use any trade secret, proprietary or confidential information of the Company or its subsidiaries or affiliates to solicit, induce, or encourage any

Exhibit C-1

customer, client, vendor, or other party doing business with the Company or its subsidiaries or affiliates to terminate its relationship therewith or transfer its business from the Company or its subsidiaries or affiliates and Executive shall not initiate discussion with any such person for any such purpose or authorize or knowingly cooperate with the taking of any such actions by any other individual or entity. Further, while employed by the Company and, for a period of two (2) years after the Date of Termination, Executive shall not solicit, induce, or encourage any customer, client, vendor, or other party doing business with the Company or its subsidiaries or affiliates to terminate its relationship therewith or transfer its business from the Company or its subsidiaries or affiliates and Executive shall not initiate discussion with any such person for any such purpose or authorize or knowingly cooperate with the taking of any such actions by any other individual or entity.

(c)   Executive agrees, while employed by the Company and following the Date of Termination, to refrain from disparaging the Company, its affiliates, their respective services, technologies or practices, or any of their directors, officers, agents, representatives or stockholders, either orally or in writing. The Company agrees, while Executive is employed by the Company and following the Date of Termination, that the Company's directors will refrain from disparaging Executive. Nothing in this paragraph shall preclude Executive, the Company or the Company's directors, officers, employees, agents, representatives or stockholders from making truthful statements that are reasonably necessary to comply with applicable law, regulation or legal process, or to otherwise assert its rights under this Agreement or otherwise against each other.

(d)   Executive shall not, for a period of two (2) years after the Date of Termination, directly or indirectly engage in, have any equity interest in, enter into a discussion of which the primary purpose and intention of Executive is to interview for a potential executive or managerial employment or consulting relationship with, or manage or operate any person, firm, corporation, partnership or business (whether as director, officer, employee, agent, representative, partner, security holder, consultant or otherwise) that is primarily engaged in the business of acquiring, investing in, owning, operating or leasing parking lots or parking garages in any central business district in the United States (the "***Restricted Business***"). Notwithstanding anything to the contrary, nothing shall prohibit Executive from (i) retaining any ownership interest in the Company; (ii) being a passive owner of not more than 5% of the outstanding equity interest in any entity that competes with the Company and is publicly traded, so long as Executive has no active participation in the business of such entity; (iii) continuing to own assets, equity interests, indebtedness or other securities in companies engaged in the Restricted Business owned prior to the date of this Agreement; (iv) owning, operating or leasing parking lots, parking garages or other parking facilities, directly or indirectly, as a result of loss mitigation, foreclosure or similar activities in connection with or incidental to investments in mortgage loans, mortgage servicing rights, mortgage-backed securities or other mortgage-related assets; or (v) rendering services with respect to that property located at 25200 E. 68th Ave., Aurora, CO 80019 (the "***Denver Property***").

(e)   In recognition of the fact that irreparable injury will result to the Company in the event of a breach by Executive of his obligations under Sections 7(a), 7(b) and 7(c) hereof, that monetary damages for such breach would not be readily calculable, and that the Company would not have an adequate remedy at law therefor, the Executive acknowledges, consents and

Exhibit C-1

agrees that in the event of such breach, or the threat thereof, the Company shall be entitled, in addition to any other legal remedies and damages available, to specific performance thereof and to temporary and permanent injunctive relief (without the necessity of posting a bond) to restrain the violation or threatened violation of such obligations by Executive.

        8.   Successors.

        (a)   This Agreement is personal to Executive and, without the prior written consent of the Company, shall not be assignable by Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by Executive's legal representatives.

        (b)   Without the prior written consent of Executive, this Agreement shall not be assignable by the Company; provided, however, that the Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.

        9.   Certain Definitions.

        (a)   *"Cause"* means the occurrence of any one or more of the following events unless, to the extent capable of correction, Executive fully corrects the circumstances constituting Cause within thirty (30) days after receipt of the Notice of Termination:

        (i)   the Executive's willful failure to substantially perform his duties with the Company (other than any such failure resulting from the Executive's incapacity due to physical or mental illness or any such actual or anticipated failure after his issuance of a Notice of Termination for Good Reason), after a written demand for performance is delivered to the Executive by the Board, which demand specifically identifies the manner in which the Board believes that the Executive has not performed his duties;

        (ii)   the Executive's commission of an act of fraud or material dishonesty resulting in reputational, economic or financial injury to the Company;

        (iii)   the Executive's conviction of, or no contest plea to, a felony (other than a traffic violation); or

        (iv)   the Executive's material breach of any of his material obligations under this Agreement.

        (b)   *"Change in Control"* means a "change in control" as defined in the MVP REIT II, Inc. 2015 Incentive Plan (as may be amended from time to time), or any successor plan thereto.

        (c)   *"Code"* means the Internal Revenue Code of 1986, as amended and the regulations thereunder.

Exhibit C-1

(d)   "**Common Stock**" means the common stock of the REIT, par value $0.0001 per share.

(e)   "**Date of Termination**" means the date on which Executive's employment hereunder with the Company terminates.

(f)   "**Disability**" means a disability that qualifies or, had Executive been a participant, would qualify, Executive to receive long-term disability payments under the Company's group long-term disability insurance plan or program, as it may be amended from time to time.

(g)   "**Fair Market Value**" means, as of any given date, the value of a Share, determined as follows:

(i)   If the Common Stock is (x) listed on any established securities exchange (such as the New York Stock Exchange, the NASDAQ Global Market and the NASDAQ Global Select Market; (y) listed on any national market system or (z) listed, quoted or traded on any automated quotation system, its Fair Market Value shall be the closing sales price for a Share as quoted on such exchange or system for such date or, if there is no closing sales price for a Share on the date in question, the closing sales price for a Share on the last preceding date for which such quotation exists; or

(ii)   If the Common Stock is not listed on an established securities exchange, national market system or automated quotation system, its Fair Market Value shall be equal to the estimated net asset value per share of Common Stock as most recently approved by the Board prior to such date.

(h)   "**Good Reason**" means the occurrence of any one or more of the following events without Executive's prior written consent, unless the Company fully corrects the circumstances constituting Good Reason (provided such circumstances are capable of correction) as provided below:

(i)   a material diminution in Executive's position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as contemplated by Section 2(a) hereof, excluding for this purpose any isolated, insubstantial or inadvertent actions not taken in bad faith and which are remedied by the Company promptly after receipt of notice thereof given by Executive;

(ii)   the Company's material reduction of Executive's Base Salary, as the same may be increased from time to time;

(iii)   a material change in the geographic location of the Principal Location which shall, in any event, include only a relocation of the Principal Location by more than thirty (30) miles from its existing location;

(iv)   the Company's material breach of this Agreement.

Exhibit C-1

Notwithstanding the foregoing, Executive will not be deemed to have resigned for Good Reason unless (1) Executive provides the Company with written notice setting forth in reasonable detail the facts and circumstances claimed by Executive to constitute Good Reason within ninety (90) days after the date of the occurrence of any event that Executive knows or should reasonably have known to constitute Good Reason, (2) the Company fails to cure such acts or omissions within thirty (30) days following its receipt of such notice, and (3) the effective date of Executive's termination for Good Reason occurs no later than sixty (60) days after the expiration of the Company's cure period.

(i)   "*Liquidity Event*" means an initial public offering and/or listing on a Trading Market of the Common Stock.

(j)   "*Notice of Termination*" means a written notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive's employment under the provision so indicated and (iii) if the Date of Termination is other than the date of receipt of such notice, specifies the termination date (which date shall be not more than thirty days after the giving of such notice).

(k)   "*Qualifying Termination*" means a termination of Executive's employment (i) by the Company without Cause, (ii) by reason of a Non-Renewal of the Employment Period by the Company, provided that the Executive is willing and able, at the time of such Non-Renewal, to continue performing services on the terms and conditions set forth herein, (iii) by the Executive for Good Reason, or (iv) by reason of the Executive's death or Disability.

(l)   "*Section 409A*" means Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder.

(m)   "*Separation from Service*" means a "separation from service" within the meaning of Section 409A.

(n)   "*Severance Multiple*" means (i) in the event of a Qualifying Termination other than a Change in Control Termination and other than a termination due to Executive's death or Disability, two (2), (ii) in the event of a Qualifying Termination that occurs in connection with or within twelve (12) months following a Change in Control (a "*Change in Control Termination*"), three (3), or (iii) in the event of a termination due to Executive's death or Disability, one (1).

(o)   "*Share*" means a share of Common Stock.

(p)   "*Trading Market*" means any of the following markets or exchanges on which the Common Stock may be listed or quoted for trading on the date in question: the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

10.   Miscellaneous.

Exhibit C-1

(a)   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio, without reference to principles of conflict of laws. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect.

(b)   Notices. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Executive:

At the Executive's most recent address on the records of the Company.

with a copy to:

Keating Muething & Klekamp PLL
1 East 4th Street, Suite 1400
Cincinnati, Ohio 45202
Attn: F. Mark Reuter
E-mail: freuter@kmklaw.com

If to the Company:

The Parking REIT, Inc.
9130 W. Post Road, Suite 200
Las Vegas, NV 89148
Attn: Chairman of the Board of Directors

with a copy to:

Venable LLP
750 E. Pratt St., Suite 900
Baltimore, Maryland 21202
Attn: Sharon Kroupa
Email: skroupa@venable.com

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

(c)   Section 409A of the Code.

(i)   To the extent applicable, this Agreement shall be interpreted in accordance with Section 409A. Notwithstanding any provision of this Agreement to the contrary, if the Company determines that any compensation or benefits payable under this Agreement may be subject to Section 409A, the Company shall work in good faith with the Executive to adopt such amendments to this Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the parties determine are necessary or appropriate to avoid the imposition of taxes under Section

-13-

Exhibit C-1

409A, including without limitation, actions intended to (i) exempt the compensation and benefits payable under this Agreement from Section 409A, and/or (ii) comply with the requirements of Section 409A.

(ii)   Any right to a series of installment payments pursuant to this Agreement is to be treated as a right to a series of separate payments. To the extent permitted under Section 409A, any separate payment or benefit under this Agreement or otherwise shall not be deemed "nonqualified deferred compensation" subject to Section 409A to the extent provided in the exceptions in Treasury Regulation Section 1.409A-1(b)(4), Section 1.409A-1(b)(9) or any other applicable exception or provision of Section 409A. Any payments subject to Section 409A that are subject to execution of a waiver and release which may be executed and/or revoked in a calendar year following the calendar year in which the payment event (such as termination of employment) occurs shall commence payment only in the calendar year in which the consideration period or, if applicable, release revocation period ends, as necessary to comply with Section 409A. To the extent necessary to comply with Section 409A, all payments of nonqualified deferred compensation subject to Section 409A to be made upon a termination of employment under this Agreement may only be made upon the Executive's Separation from Service.

(iii)   To the extent that any payments or reimbursements provided to the Executive under this Agreement are deemed to constitute compensation to the Executive to which Treasury Regulation Section 1.409A-3(i)(1)(iv) would apply, such amounts shall be paid or reimbursed reasonably promptly, but not later than December 31 of the year following the year in which the expense was incurred. The amount of any such payments eligible for reimbursement in one year shall not affect the payments or expenses that are eligible for payment or reimbursement in any other taxable year, and the Executive's right to such payments or reimbursement of any such expenses shall not be subject to liquidation or exchange for any other benefit.

(d)   Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

(e)   Withholding. The Company may withhold from any amounts payable under this Agreement such federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

(f)   No Waiver. Executive's or the Company's failure to insist upon strict compliance with any provision of this Agreement or the failure to assert any right the Executive or the Company may have hereunder, including, without limitation, the right of the Executive to terminate employment for Good Reason pursuant to Section 3(c) hereof, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

(g)   Effectiveness; Entire Agreement. This Agreement shall become effective as of the Employment Effective Date. As of the Employment Effective Date, this Agreement (together with the Award Agreements) constitutes the final, complete and exclusive agreement between the Executive and the Company with respect to the subject matter hereof and replaces and supersedes any and all other agreements, offers or promises, whether oral or written, by any member of the Company and its subsidiaries or affiliates, or representative thereof.

Exhibit C-1

(h)   <u>Amendment; Survival</u>. No amendment or other modification of this Agreement shall be effective unless made in writing and signed by the parties hereto. The respective rights and obligations of the parties under this Agreement shall survive Executive's termination of employment and the termination of this Agreement to the extent necessary for the intended preservation of such rights and obligations.

(i)   <u>Counterparts</u>. This Agreement and any agreement referenced herein may be executed simultaneously in two or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

THE PARKING REIT, INC.

By:_____
Name:
Title: Chairman of the Board

MVP REIT II OPERATING PARTNERSHIP, LP

By*:*_____
Name:
Title: General Partner

"EXECUTIVE"

_____
Manuel Chavez

Exhibit C-1

EXHIBIT A

GENERAL RELEASE

For valuable consideration, the receipt and adequacy of which are hereby acknowledged, the undersigned does hereby release and forever discharge the "***Releasees***" hereunder, consisting of THE PARKING REIT, INC., a Maryland corporation (the "***REIT***"), MVP REIT II OPERATING PARTNERSHIP, LP, a Maryland limited partnership (the "***OP***", and together with the REIT, the "***Company***"), and the Company's partners, subsidiaries, associates, affiliates, predecessors, successors, heirs, assigns, agents, directors, officers, employees, representatives, lawyers, insurers, and all persons acting by, through, under or in concert with them, or any of them (each in their capacity as such), of and from any and all manner of action or actions, cause or causes of action, in law or in equity, suits, debts, liens, contracts, agreements, promises, liability, claims, demands, damages, losses, costs, attorneys' fees or expenses, of any nature whatsoever, known or unknown, fixed or contingent (hereinafter called "***Claims***"), which the undersigned now has or may hereafter have against the Releasees, or any of them, by reason of any matter, cause, or thing whatsoever from the beginning of time to the date hereof. The Claims released herein include, without limiting the generality of the foregoing, any Claims in any way arising out of, based upon, or related to the employment or termination of employment of the undersigned by the Releasees, or any of them; any alleged breach of any express or implied contract of employment; any alleged torts or other alleged legal restrictions on Releasees' right to terminate the employment of the undersigned; and any alleged violation of any federal, state or local statute or ordinance including, without limitation, Title VII of the Civil Rights Act of 1964, the Age Discrimination In Employment Act, the Americans With Disabilities Act. Notwithstanding the foregoing, this general release (the "***Release***") shall not operate to release any rights or Claims of the undersigned (i) to payments or benefits under Section 4(b) of that certain Employment Agreement, dated as of _____, 2021, by and between the Company and the undersigned (the "***Employment Agreement***"), (ii) to payments or benefits under any equity award agreement between the undersigned and the Company, (iii) with respect to Section 2(b)(v) of the Employment Agreement, (iv) to accrued or vested benefits the undersigned may have, if any, as of the date hereof under any applicable plan, policy, practice, program, contract or agreement with the Company, (v) to any Claims, including claims for indemnification and/or advancement of expenses arising under any indemnification agreement between the undersigned and the Company or under the bylaws, certificate of incorporation or other similar governing document of the Company, (vi) to any Claims under the Contribution Agreement (as defined in the Employment Agreement) or under the Services Agreement (as defined in the Contribution Agreement), (vii) to any Claims which cannot be waived by an employee under applicable law, or (viii) with respect to the undersigned's right to communicate directly with, cooperate with, or provide information to, any federal, state or local government regulator.

THE UNDERSIGNED ACKNOWLEDGES THAT THE EXECUTIVE HAS BEEN ADVISED BY LEGAL COUNSEL AND IS FAMILIAR WITH THE PROVISIONS OF CALIFORNIA CIVIL CODE SECTION 1542, WHICH PROVIDES AS FOLLOWS:

"A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF

Exhibit C-1

KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR."

THE UNDERSIGNED, BEING AWARE OF SAID CODE SECTION, HEREBY EXPRESSLY WAIVES ANY RIGHTS THE EXECUTIVE MAY HAVE THEREUNDER, AS WELL AS UNDER ANY OTHER STATUTES OR COMMON LAW PRINCIPLES OF SIMILAR EFFECT.

IN ACCORDANCE WITH THE OLDER WORKERS BENEFIT PROTECTION ACT OF 1990, THE UNDERSIGNED IS HEREBY ADVISED AS FOLLOWS:

(A) THE EXECUTIVE HAS THE RIGHT TO CONSULT WITH AN ATTORNEY BEFORE SIGNING THIS RELEASE;

(B) THE EXECUTIVE HAS [TWENTY-ONE (21)] DAYS TO CONSIDER THIS RELEASE BEFORE SIGNING IT; AND

(C) THE EXECUTIVE HAS SEVEN (7) DAYS AFTER SIGNING THIS RELEASE TO REVOKE THIS RELEASE, AND THIS RELEASE WILL BECOME EFFECTIVE UPON THE EXPIRATION OF THAT REVOCATION PERIOD.

The undersigned represents and warrants that there has been no assignment or other transfer of any interest in any Claim which the Executive may have against Releasees, or any of them, and the undersigned agrees to indemnify and hold Releasees, and each of them, harmless from any liability, Claims, demands, damages, costs, expenses and attorneys' fees incurred by Releasees, or any of them, as the result of any such assignment or transfer or any rights or Claims under any such assignment or transfer. It is the intention of the parties that this indemnity does not require payment as a condition precedent to recovery by the Releasees against the undersigned under this indemnity.

Notwithstanding anything herein, the undersigned acknowledges and agrees that, pursuant to 18 USC Section 1833(b), the undersigned will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made: (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law; or (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

The undersigned further understands and agrees that neither the payment of any sum of money nor the execution of this Release shall constitute or be construed as an admission of any liability whatsoever by the Releasees, or any of them, who have consistently taken the position that they have no liability whatsoever to the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Release this _____ day of _____, 2021.

Manuel Chavez

Exhibit C-2

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this "*Agreement*"), dated as of _____, 2021 and effective as of the Employment Effective Date (as defined below), is entered into by and between THE PARKING REIT, INC., a Maryland corporation (the "*REIT*"), MVP REIT II OPERATING PARTNERSHIP, LP, a Maryland limited partnership (the "*OP*", and together with the REIT, the "*Company*"), and STEPHANIE HOGUE ("*Executive*").

On January 8, 2021, Color Up, LLC, a Delaware limited liability company ("*Buyer*"), the REIT, the OP, Michael V. Shustek ("*Shustek*"), Vestin Realty Mortgage II, Inc., a Maryland corporation ("*VRMI*"), and Vestin Realty Mortgage I, Inc., a Maryland corporation ("*VRMII*" and together with VRMI and Shustek, the "*Advisor*"), entered into that certain Equity Purchase and Contribution Agreement (as amended, restated or otherwise modified from time to time pursuant to the terms thereof, the "*Purchase Agreement*") pursuant to which, upon the terms and subject to the conditions set forth therein, Buyer will acquire from the Advisor and the Company, and the Advisor and the Company will sell to Buyer, certain limited partnership interests in the OP and Shares.

WHEREAS, in connection with the consummation of the transactions contemplated by the Purchase Agreement, effective as of the date hereof (the "*Employment Effective Date*"), the Company desires to employ Executive and Executive desires to accept such employment with the Company, subject to the terms and conditions of this Agreement; and

WHEREAS, certain capitalized terms used herein are defined in Section 9 below.

NOW, THEREFORE, in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Executive, intending to be legally bound, hereby agree as follows:

1.   Employment Period. Subject to the provisions for earlier termination hereinafter provided, Executive's employment hereunder shall be for a term (the "*Employment Period*") commencing on the Employment Effective Date and ending on the third (3rd) anniversary of the Employment Effective Date (such date, the "*Initial Termination Date*," and such initial term, the "*Initial Employment Term*"). If not earlier terminated in accordance with this Agreement, the Employment Period shall automatically be extended for an additional one (1) year period on the Initial Termination Date and on each subsequent anniversary of the Initial Termination Date, unless either party elects not to so extend the Employment Period by notifying the other party, in writing or by electronic transmission, of such election (a "*Non-Renewal*") not less than ninety (90) days prior to the last day of the Initial Termination Date or applicable subsequent anniversary thereof.

2.   Terms of Employment.

        (a)   Position and Duties.

                (i)   Role and Responsibilities. During the Employment Period, Executive shall serve as President ("*President*") of the Company, and shall perform such employment duties as are usual and customary for such position. Executive shall report directly

Exhibit C-2

to the Company's Chief Executive Officer and Board of Directors (the "***Board***"). At the Company's request, Executive shall serve the Company and/or its subsidiaries and affiliates in other capacities in addition to the foregoing, consistent with Executive's position as President. In the event that Executive, during the Employment Period, serves in any one or more of such additional capacities, Executive's compensation shall not be increased beyond that specified in Section 2(b) hereof. In addition, in the event Executive's service in one or more of such additional capacities is terminated, Executive's compensation, as specified in Section 2(b) hereof, shall not be diminished or reduced in any manner as a result of such termination provided that Executive otherwise remains employed under the terms of this Agreement.

(ii)   Exclusivity. During the Employment Period, and excluding any periods of leave to which Executive may be entitled, Executive agrees to devote substantially all of her business time and attention to the business and affairs of the Company. Notwithstanding the foregoing, during the Employment Period, it shall not be a violation of this Agreement for Executive to: (A) serve on boards, committees or similar bodies of charitable or nonprofit organizations, (B) fulfill limited teaching, speaking and writing engagements, and (C) manage her personal investments, in each case, so long as such activities do not individually or in the aggregate materially interfere or conflict with the performance of Executive's duties and responsibilities under this Agreement. The Company acknowledges that Executive serves in certain officer and other capacities with respect to Buyer and its affiliates. The Company agrees that, notwithstanding anything contained herein, Executive's continued involvement as an officer, manager, equityholder, employee, director or other service provider of such entities during her employment with the Company shall not constitute a breach or other violation of this Agreement so long as such activities do not individually or in the aggregate materially interfere or conflict with the performance of Executive's duties and responsibilities under this Agreement.

(iii)   Principal Location. During the Employment Period, Executive's principal place of employment shall be the Cincinnati, Ohio metropolitan area (the "***Principal Location***"), except for travel to other locations as may be necessary to fulfill the Executive's duties and responsibilities hereunder.

(iv)   Policies and Procedures. Executive agrees to be bound by the Company's policies and procedures, as they may be amended by the Company from time-to-time, appearing in a Company handbook, business practices manual, ethics manual, or other similar documents made available to Executive.

(b)   Compensation, Benefits, Etc.

(i)   Base Salary. During the Term, the Executive shall receive an annual base salary (the "***Base Salary***") of not less than $450,000 per year, pro-rated for any partial year of service. The Base Salary shall be reviewed annually by the Compensation Committee of the Board (the "***Compensation Committee***") and may be increased, but not decreased, from time to time by the Compensation Committee in its discretion (and, if increased, the term "Base Salary" as utilized in this Agreement shall refer to the Base Salary as so increased). The Base Salary shall be paid in accordance with the Company's customary payroll practices for similarly situated executives, as in effect from time to time, but no less frequently than monthly. Within the thirty (30) day period prior to each calendar year, Executive shall have

Exhibit C-2

the right to elect to receive any and all net Base Salary for the calendar year (after any deductions made pursuant to any employee benefit plans maintained, adopted, sponsored or contributed to by the Company) in the form of fully vested restricted stock in the REIT, the number of shares of which shall be equal to the quotient of (x) the applicable Base Salary amount on the date of payment, minus applicable tax withholdings, divided by (y) the Fair Market Value on the applicable grant date.

(ii)   Annual Bonus. Executive shall be eligible to receive a target annual bonus award of not more than 33.33% of Base Salary ("***Target Annual Bonus***") and shall be eligible to participate in any annual bonus or other annual incentive plan or program adopted or maintained by the Company from time to time, on a basis commensurate with Executive's position as the President of the Company, in each case, as determined by the Compensation Committee. The Compensation Committee may authorize the payment of an annual bonus amount above or below the Target Annual Bonus, based on such factors as the Compensation Committee deems appropriate, in its sole and absolute discretion. All payments shall be made within two and a half months after the end of the applicable calendar year in accordance with the Company's customary payroll practices. Within the thirty (30) day period prior to each calendar year, Executive shall have the right to elect to receive any and all annual bonus payments in the form of fully vested restricted stock in the REIT, the number of shares of which shall be equal to the quotient of (x) the applicable annual bonus amount on the date of payment, minus applicable tax withholdings, divided by (y) the Fair Market Value on the applicable grant date.

(iii)   Annual Equity Compensation. For each calendar year ending during the Employment Period, commencing with calendar year 2021, Executive shall be eligible to receive an annual award of restricted stock in the REIT (each, an "***Award***") with a target value equal to not more than the number of Shares obtained by dividing (x) $600,000 by (y) the Fair Market Value on the applicable grant date. Each Award, if any, shall be granted no later than thirty (30) days following the end of the applicable calendar year. The actual amount of each Award, if any, shall be determined by the Compensation Committee and shall be based on such performance objectives as are determined by the Compensation Committee in consultation with Executive. Subject to Executive's continued employment with the Company, each Award shall vest in equal annual installments over a period of three (3) years on each of the first, second and third anniversaries of the applicable grant date. In addition, in the event of a Change in Control of the Company or a termination of Executive's employment with the Company by the Company without Cause, by Executive for Good Reason or due to Non-Renewal by the Company or Executive's death or Disability, each Award, to the extent then outstanding and unvested, shall thereupon vest in full. Each Award shall provide that Executive may elect to satisfy any applicable tax withholding obligations with respect to the Award by having the Company withhold Shares otherwise issuable or vesting under the Award, based on the maximum statutory withholding rates applicable thereto. The REIT shall take all action necessary to cause the Shares subject to each Award to be registered on a Form S-8, and, consistent with the foregoing, the terms and conditions of each Award shall be set forth in an award agreement which will be provided to Executive for acceptance and as evidence of such Award as soon as administratively possible following the applicable grant date (each, an "***Award Agreement***").

(iv)   Equity Compensation on the Effective Date. On the Effective Date, the Company will grant Executive a number of unvested shares of restricted stock in the REIT

Exhibit C-2

obtained by dividing (x) $1,200,000 by (y) the Fair Market Value of a Share on the grant date. Such shares will fully vest only upon the occurrence of a Liquidity Event within three (3) years of the Effective Date (the "***Liquidity Event Restricted Stock***"), provided that the Executive remains continuously employed with the Company on the date of the Liquidity Event, unless the Executive is terminated by the Company without Cause or resigns for Good Reason within one hundred and eighty (180) days of a Liquidity Event, in which case, the Liquidity Event Restricted Stock shall vest in full upon such Liquidity Event . Except as set forth in this Section 2(b)(iv), the equity interests issuable pursuant to this Section 2(b)(iv) are not eligible to vest under any other scenario, including, for the avoidance of doubt, a Qualifying Termination prior to a Liquidity Event.

(v)   Benefits. During the Employment Period, Executive (and Executive's spouse and/or eligible dependents to the extent provided in the applicable plans, policies and programs) shall be eligible to participate in the health, welfare, retirement, savings and other employee benefit plans, policies and programs maintained by the Company for the benefit of its senior executive officers as may be in effect from time to time. Nothing contained in this Section 2(b)(iv) shall create or be deemed to create any obligation on the part of the Company to adopt or maintain any plan, policy or program at any time or to create any limitation on the Company's right to modify or terminate any such plan, policy or program.

(vi)   Expenses. During the Employment Period, Executive shall be entitled to receive prompt reimbursement for all reasonable business expenses incurred by Executive in the performance of Executive's services hereunder in accordance with the policies, practices and procedures of the Company as in effect from time to time for senior executive officers of the Company.

(vii)   Fringe Benefits. During the Term, Executive shall be eligible to receive such fringe benefits and perquisites as are provided by the Company to its senior executive officers from time to time, and shall receive such additional fringe benefits and perquisites as the Company may, in its discretion, from time-to- time provide.

(viii)   Vacation. During the Employment Period, Executive shall be entitled to vacation, sick leave, holidays and other paid time-off benefits provided by the Company from time to time which are applicable to the Company's senior executive officers, provided that, for each year of the Employment Period, Executive shall be entitled to no less than four (4) weeks paid vacation and six (6) paid sick days.

(ix)   Non-Executive Equity Awards. The parties acknowledge that it is expected that the Compensation Committee will, on an annual basis, approve a pool of equity-based awards to be granted to employees of the Company. During the Employment Period, Executive shall have the right to allocate awards within such pool to employees of the Company who are not executive officers of the Company. Such allocation shall be made by Executive in her discretion after consultation with the Compensation Committee.

3.   Termination of Employment.

Exhibit C-2

(a) Death or Disability. The Executive's employment shall terminate automatically upon the Executive's death during the Employment Period. Either the Company or the Executive may terminate the Executive's employment hereunder in the event of the Executive's Disability during the Employment Period.

(b) Termination by the Company. The Company may terminate the Executive's employment hereunder during the Employment Period for Cause or without Cause, or by reason of a Non-Renewal of the Employment Period.

(c) Termination by the Executive. The Executive's employment hereunder may be terminated by the Executive for any reason, including with Good Reason or by the Executive without Good Reason, or by reason of a Non-Renewal of the Employment Period.

(d) Notice of Termination. Any termination by the Company for Cause, or by the Executive for Good Reason, shall be communicated by a Notice of Termination to the other parties hereto given in accordance with Section 10(b) hereof. The failure by Executive or the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of Executive or the Company, respectively, hereunder or preclude Executive or the Company, respectively, from asserting such fact or circumstance in enforcing Executive's or the Company's rights hereunder.

(e) Termination of Offices and Directorships; Return of Property. Upon termination of Executive's employment hereunder for any reason, unless otherwise specified in a written agreement between Executive and the Company, Executive shall be deemed to have resigned from all offices, directorships, and other employment positions, if any, then held with the Company and any direct or indirect subsidiary of the Company, and shall take all actions reasonably requested by the Company to effectuate the foregoing. In addition, upon the termination of Executive's employment for any reason, Executive agrees to return to the Company all documents of the Company and its affiliates (and all copies thereof) and all other Company or Company affiliate property that Executive has in her possession, custody or control. Such property includes, without limitation: (i) any materials of any kind that Executive knows contain or embody any proprietary or confidential information of the Company or an affiliate of the Company (and all reproductions thereof), (ii) computers (including, but not limited to, laptop computers, desktop computers and similar devices) and other portable electronic devices (including, but not limited to, tablet computers), cellular phones/smartphones, credit cards, phone cards, entry cards, identification badges and keys, and (iii) any correspondence, drawings, manuals, letters, notes, notebooks, reports, programs, plans, proposals, financial documents, or any other documents concerning the customers, business plans, marketing strategies, products and/or processes of the Company or any of its affiliates and any information received from the Company or any of its affiliates regarding third parties.

4. Obligations of the Company upon Termination.

(a) Accrued Obligations. In the event that Executive's employment under this Agreement terminates during the Employment Period for any reason, the Company will pay or provide to Executive: (i) any earned but unpaid Base Salary, (ii) reimbursement of any business expenses incurred by Executive prior to the Date of Termination that are reimbursable in

Exhibit C-2

accordance with Section 2(b)(vi) hereof and (iii) any vested amounts due to Executive under any plan, program or policy of the Company (together, the "***Accrued Obligations***"). The Accrued Obligations described in clauses (i) and (ii) of the preceding sentence shall be paid within thirty (30) days after the Date of Termination (or such earlier date as may be required by applicable law) and the Accrued Obligations described in clause (iii) of the preceding sentence shall be paid in accordance with the terms of the governing plan or program.

(b)   Qualifying Termination. Subject to Sections 4(c), 4(d) and 10(c), if Executive's employment with the Company is terminated during the Employment Period due to a Qualifying Termination, then in addition to the Accrued Obligations:

(i)   Severance. The Company shall pay to Executive a cash severance payment in an amount equal to the Severance Multiple times the sum of (x) Executive's annual Base Salary as in effect on the Date of Termination, disregarding any reduction constituting Good Reason plus (y) the Target Bonus Amount for the Company's most recently completed fiscal year prior to the Date of Termination (the "***Severance***") and paid in equal amounts over the one (1) year period following the Date of Termination in accordance with the Company's regular scheduled payroll practices. The first Severance payment shall be payable not later than the sixtieth (60th) day following the Date of Termination.

(ii)   Equity Awards. All then-outstanding Company equity-based awards held by Executive, to the extent subject to time-based vesting, shall vest in full as of the Date of Termination.

(iii)   COBRA. Subject to Executive's valid election to continue healthcare coverage under Section 4980B of the Code, or if the Company is not subject to Section 4980B of the Code, then under any similar applicable state law, for the eighteen (18) month period following the Date of Termination, the Company shall provide, at the Company's sole expense (whether through direct payment to the plan, reimbursement of COBRA premiums or otherwise in the Company's discretion), Executive and Executive's eligible dependents with continuation coverage under its group health plans at the same levels as would have applied if Executive's employment had not been terminated, based on Executive's elections in effect on the Date of Termination; provided, however, that (A) if any plan pursuant to which such benefits are provided is not, or ceases prior to the expiration of the period of continuation coverage to be, exempt from the application of Section 409A under Treasury Regulation Section 1.409A-1(a)(5), (B) the Company is otherwise unable to continue to cover Executive under its group health plans without incurring penalties (including without limitation, pursuant to Section 2716 of the Public Health Service Act or the Patient Protection and Affordable Care Act), or (C) the Company is neither subject to Section 4980B of the Code nor is required to provide continuation coverage under applicable state law, then, in any case, an amount equal to each remaining Company premium payment shall thereafter be paid to Executive in substantially equal monthly installments over the continuation coverage period (or the remaining portion thereof).

(c)   Release. Notwithstanding the foregoing, except in the case of a termination of Executive's employment due to death or Disability, it shall be a condition to Executive's right to receive the amounts provided for in Section 4(b) hereof that Executive execute and deliver to the Company an effective release of claims in substantially the form attached hereto as Exhibit A

Exhibit C-2

(the "***Release***") within twenty-one (21) days (or, to the extent required by law, forty-five (45) days) following the Date of Termination and that Executive not revoke such Release during any applicable revocation period.

(d)   Six-Month Delay. Notwithstanding anything to the contrary in this Agreement, no compensation or benefits, including without limitation, any severance payments or benefits payable under Section 4 hereof, shall be paid to Executive during the six-month period following Executive's Separation from Service if the Company determines that paying such amounts at the time or times indicated in this Agreement would be a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code. If the payment of any such amounts is delayed as a result of the previous sentence, then on the first day of the seventh (7th) month following the date of Separation from Service (or such earlier date upon which such amount can be paid under Section 409A without resulting in a prohibited distribution, including as a result of Executive's death), the Company shall pay Executive a lump-sum amount equal to the cumulative amount that would have otherwise been payable to Executive during such period.

(e)   Exclusive Benefits. Except as expressly provided in this Section 4 and subject to Section 5 hereof, Executive shall not be entitled to any additional payments or benefits upon or in connection with Executive's termination of employment hereunder.

5.   Non-Exclusivity of Rights. Amounts which are vested benefits or which Executive is otherwise entitled to receive under any plan, policy, practice or program of or any contract or agreement with the Company at or subsequent to the Date of Termination shall be payable in accordance with such plan, policy, practice or program or contract or agreement except as explicitly modified by this Agreement.

6.   Excess Parachute Payments; Limitation on Payments.

(a)   Best Pay Cap. Notwithstanding any other provision of this Agreement, in the event that any payment or benefit received or to be received by the Executive (including any payment or benefit received in connection with a termination of the Executive's employment hereunder, whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement) (all such payments and benefits, including the payments and benefits under Section 4 hereof, being hereinafter referred to as the "***Total Payments***") would be subject (in whole or part), to the excise tax imposed under Section 4999 of the Code (the "***Excise Tax***"), then, after taking into account any reduction in the Total Payments provided by reason of Section 280G of the Code in such other plan, arrangement or agreement, the cash severance payments under this Agreement shall first be reduced, and the noncash severance payments hereunder shall thereafter be reduced, to the extent necessary so that no portion of the Total Payments is subject to the Excise Tax but only if (i) the net amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state and local income taxes on such reduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such reduced Total Payments) is greater than or equal to (ii) the net amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state and local income taxes on such Total Payments and the amount of Excise Tax to which the Executive would be subject in respect of such unreduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced Total Payments).

Exhibit C-2

(b)   Certain Exclusions. For purposes of determining whether and the extent to which the Total Payments will be subject to the Excise Tax, (i) no portion of the Total Payments the receipt or enjoyment of which the Executive shall have waived at such time and in such manner as not to constitute a "payment" within the meaning of Section 280G(b) of the Code shall be taken into account; (ii) no portion of the Total Payments shall be taken into account which, in the written opinion of an independent, nationally recognized accounting firm (the "***Independent Advisors***") selected by the Company, does not constitute a "parachute payment" within the meaning of Section 280G(b)(2) of the Code (including by reason of Section 280G(b)(4)(A) of the Code) and, in calculating the Excise Tax, no portion of such Total Payments shall be taken into account which, in the opinion of Independent Advisors, constitutes reasonable compensation for services actually rendered, within the meaning of Section 280G(b)(4)(B) of the Code, in excess of the "base amount" (as defined in Section 280G(b)(3) of the Code) allocable to such reasonable compensation; and (iii) the value of any non-cash benefit or any deferred payment or benefit included in the Total Payments shall be determined by the Independent Advisors in accordance with the principles of Sections 280G(d)(3) and (4) of the Code.

7.   Restrictive Covenants.

(a)   Executive shall hold in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company and its subsidiaries and affiliates, which shall have been obtained by Executive in connection with Executive's employment by the Company and which shall not be or become public knowledge (other than by acts by Executive or representatives of Executive in violation of this Agreement). After termination of Executive's employment with the Company, Executive shall not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data, to anyone other than the Company and those designated by it; provided, however, that if Executive receives actual notice that Executive is or may be required by law or legal process to communicate or divulge any such information, knowledge or data, Executive shall promptly so notify the Company. Notwithstanding the foregoing, nothing in this Agreement is intended to or shall prevent Executive from communicating directly with, cooperating with, or providing information (including trade secrets) in confidence to, any federal, state or local government regulator (including, but not limited to, the U.S. Securities and Exchange Commission, the U.S. Commodity Futures Trading Commission, or the U.S. Department of Justice) for the purpose of reporting or investigating a suspected violation of law, or from providing such information to Executive's attorney or in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

(b)   While employed by the Company and, for a period of two (2) years after the Date of Termination, Executive shall not directly or indirectly solicit, induce, or encourage any employee or consultant of the Company or its subsidiaries or affiliates to terminate their employment or other relationship with the Company or its subsidiaries or affiliates or to cease to render services to the Company or its subsidiaries or affiliates and Executive shall not initiate discussion with any such person for any such purpose or authorize or knowingly cooperate with the taking of any such actions by any other individual or entity. During her employment with the Company and thereafter, Executive shall not use any trade secret, proprietary or confidential information of the Company or its subsidiaries or affiliates to solicit, induce, or encourage any

Exhibit C-2

customer, client, vendor, or other party doing business with the Company or its subsidiaries or affiliates to terminate its relationship therewith or transfer its business from the Company or its subsidiaries or affiliates and Executive shall not initiate discussion with any such person for any such purpose or authorize or knowingly cooperate with the taking of any such actions by any other individual or entity. Further, while employed by the Company and, for a period of two (2) years after the Date of Termination, Executive shall not solicit, induce, or encourage any customer, client, vendor, or other party doing business with the Company or its subsidiaries or affiliates to terminate its relationship therewith or transfer its business from the Company or its subsidiaries or affiliates and Executive shall not initiate discussion with any such person for any such purpose or authorize or knowingly cooperate with the taking of any such actions by any other individual or entity.

(c)	Executive agrees, while employed by the Company and following the Date of Termination, to refrain from disparaging the Company, its affiliates, their respective services, technologies or practices, or any of their directors, officers, agents, representatives or stockholders, either orally or in writing. The Company agrees, while Executive is employed by the Company and following the Date of Termination, that the Company's directors will refrain from disparaging Executive. Nothing in this paragraph shall preclude Executive, the Company or the Company's directors, officers, employees, agents, representatives or stockholders from making truthful statements that are reasonably necessary to comply with applicable law, regulation or legal process, or to otherwise assert its rights under this Agreement or otherwise against each other.

(d)	Executive shall not, for a period of two (2) years after the Date of Termination, directly or indirectly engage in, have any equity interest in, enter into a discussion of which the primary purpose and intention of Executive is to interview for a potential executive or managerial employment or consulting relationship with, or manage or operate any person, firm, corporation, partnership or business (whether as director, officer, employee, agent, representative, partner, security holder, consultant or otherwise) that is primarily engaged in the business of acquiring, investing in, owning, operating or leasing parking lots or parking garages in any central business district in the United States (the "***Restricted Business***"). Notwithstanding anything to the contrary, nothing shall prohibit Executive from (i) retaining any ownership interest in the Company; (ii) being a passive owner of not more than 5% of the outstanding equity interest in any entity that competes with the Company and is publicly traded, so long as Executive has no active participation in the business of such entity; (iii) continuing to own assets, equity interests, indebtedness or other securities in companies engaged in the Restricted Business owned prior to the date of this Agreement; (iv) owning, operating or leasing parking lots, parking garages or other parking facilities, directly or indirectly, as a result of loss mitigation, foreclosure or similar activities in connection with or incidental to investments in mortgage loans, mortgage servicing rights, mortgage-backed securities or other mortgage-related assets; or (v) rendering services with respect to that property located at 25200 E. 68th Ave., Aurora, CO 80019 (the "***Denver Property***").

(e)	In recognition of the fact that irreparable injury will result to the Company in the event of a breach by Executive of her obligations under Sections 7(a), 7(b) and 7(c) hereof, that monetary damages for such breach would not be readily calculable, and that the Company would not have an adequate remedy at law therefor, the Executive acknowledges, consents and

Exhibit C-2

agrees that in the event of such breach, or the threat thereof, the Company shall be entitled, in addition to any other legal remedies and damages available, to specific performance thereof and to temporary and permanent injunctive relief (without the necessity of posting a bond) to restrain the violation or threatened violation of such obligations by Executive.

8.   Successors.

(a)   This Agreement is personal to Executive and, without the prior written consent of the Company, shall not be assignable by Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by Executive's legal representatives.

(b)   Without the prior written consent of Executive, this Agreement shall not be assignable by the Company; provided, however, that the Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.

9.   Certain Definitions.

(a)   *"Cause"* means the occurrence of any one or more of the following events unless, to the extent capable of correction, Executive fully corrects the circumstances constituting Cause within thirty (30) days after receipt of the Notice of Termination:

(i)   the Executive's willful failure to substantially perform her duties with the Company (other than any such failure resulting from the Executive's incapacity due to physical or mental illness or any such actual or anticipated failure after her issuance of a Notice of Termination for Good Reason), after a written demand for performance is delivered to the Executive by the Board, which demand specifically identifies the manner in which the Board believes that the Executive has not performed her duties;

(ii)   the Executive's commission of an act of fraud or material dishonesty resulting in reputational, economic or financial injury to the Company;

(iii)   the Executive's conviction of, or no contest plea to, a felony (other than a traffic violation); or

(iv)   the Executive's material breach of any of her material obligations under this Agreement.

(b)   *"Change in Control"* means a "change in control" as defined in the MVP REIT II, Inc. 2015 Incentive Plan (as may be amended from time to time), or any successor plan thereto.

(c)   *"Code"* means the Internal Revenue Code of 1986, as amended and the regulations thereunder.

Exhibit C-2

(d)   "*Common Stock*" means the common stock of the REIT, par value $0.0001 per share.

(e)   "*Date of Termination*" means the date on which Executive's employment hereunder with the Company terminates.

(f)   "*Disability*" means a disability that qualifies or, had Executive been a participant, would qualify, Executive to receive long-term disability payments under the Company's group long-term disability insurance plan or program, as it may be amended from time to time.

(g)   "*Fair Market Value*" means, as of any given date, the value of a Share, determined as follows:

(i)   If the Common Stock is (x) listed on any established securities exchange (such as the New York Stock Exchange, the NASDAQ Global Market and the NASDAQ Global Select Market; (y) listed on any national market system or (z) listed, quoted or traded on any automated quotation system, its Fair Market Value shall be the closing sales price for a Share as quoted on such exchange or system for such date or, if there is no closing sales price for a Share on the date in question, the closing sales price for a Share on the last preceding date for which such quotation exists; or

(ii)   If the Common Stock is not listed on an established securities exchange, national market system or automated quotation system, its Fair Market Value shall be equal to the estimated net asset value per share of Common Stock as most recently approved by the Board prior to such date.

(h)   "*Good Reason*" means the occurrence of any one or more of the following events without Executive's prior written consent, unless the Company fully corrects the circumstances constituting Good Reason (provided such circumstances are capable of correction) as provided below:

(i)   a material diminution in Executive's position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as contemplated by Section 2(a) hereof, excluding for this purpose any isolated, insubstantial or inadvertent actions not taken in bad faith and which are remedied by the Company promptly after receipt of notice thereof given by Executive;

(ii)   the Company's material reduction of Executive's Base Salary, as the same may be increased from time to time;

(iii)   a material change in the geographic location of the Principal Location which shall, in any event, include only a relocation of the Principal Location by more than thirty (30) miles from its existing location;

(iv)   the Company's material breach of this Agreement.

Exhibit C-2

Notwithstanding the foregoing, Executive will not be deemed to have resigned for Good Reason unless (1) Executive provides the Company with written notice setting forth in reasonable detail the facts and circumstances claimed by Executive to constitute Good Reason within ninety (90) days after the date of the occurrence of any event that Executive knows or should reasonably have known to constitute Good Reason, (2) the Company fails to cure such acts or omissions within thirty (30) days following its receipt of such notice, and (3) the effective date of Executive's termination for Good Reason occurs no later than sixty (60) days after the expiration of the Company's cure period.

(i)   "*Liquidity Event*" means an initial public offering and/or listing on a Trading Market of the Common Stock.

(j)   *"Notice of Termination*" means a written notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive's employment under the provision so indicated and (iii) if the Date of Termination is other than the date of receipt of such notice, specifies the termination date (which date shall be not more than thirty days after the giving of such notice).

(k)   *"Qualifying Termination*" means a termination of Executive's employment (i) by the Company without Cause, (ii) by reason of a Non-Renewal of the Employment Period by the Company, provided that the Executive is willing and able, at the time of such Non-Renewal, to continue performing services on the terms and conditions set forth herein, (iii) by the Executive for Good Reason, or (iv) by reason of the Executive's death or Disability.

(l)   *"Section 409A*" means Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder.

(m)   *"Separation from Service*" means a "separation from service" within the meaning of Section 409A.

(n)   *"Severance Multiple*" means (i) in the event of a Qualifying Termination other than a Change in Control Termination and other than a termination due to Executive's death or Disability, two (2), (ii) in the event of a Qualifying Termination that occurs in connection with or within twelve (12) months following a Change in Control (a "*Change in Control Termination*"), three (3), or (iii) in the event of a termination due to Executive's death or Disability, one (1).

(o)   *"Share*" means a share of Common Stock.

(p)   "*Trading Market*" means any of the following markets or exchanges on which the Common Stock may be listed or quoted for trading on the date in question: the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

10.   Miscellaneous.

Exhibit C-2

(a)   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio, without reference to principles of conflict of laws. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect.

(b)   Notices. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Executive:

At the Executive's most recent address on the records of the Company.

with a copy to:

Keating Muething & Klekamp PLL
1 East 4th Street, Suite 1400
Cincinnati, Ohio 45202
Attn: F. Mark Reuter
E-mail: freuter@kmklaw.com

If to the Company:

The Parking REIT, Inc.
9130 W. Post Road, Suite 200
Las Vegas, NV 89148
Attn: Chairman of the Board of Directors

with a copy to:

Venable LLP
750 E. Pratt St., Suite 900
Baltimore, Maryland 21202
Attn: Sharon Kroupa
Email: skroupa@venable.com

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

(c)   Section 409A of the Code.

(i)   To the extent applicable, this Agreement shall be interpreted in accordance with Section 409A. Notwithstanding any provision of this Agreement to the contrary, if the Company determines that any compensation or benefits payable under this Agreement may be subject to Section 409A, the Company shall work in good faith with the Executive to adopt such amendments to this Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the parties determine are necessary or appropriate to avoid the imposition of taxes under Section

-13-

Exhibit C-2

409A, including without limitation, actions intended to (i) exempt the compensation and benefits payable under this Agreement from Section 409A, and/or (ii) comply with the requirements of Section 409A.

(ii)   Any right to a series of installment payments pursuant to this Agreement is to be treated as a right to a series of separate payments. To the extent permitted under Section 409A, any separate payment or benefit under this Agreement or otherwise shall not be deemed "nonqualified deferred compensation" subject to Section 409A to the extent provided in the exceptions in Treasury Regulation Section 1.409A-1(b)(4), Section 1.409A-1(b)(9) or any other applicable exception or provision of Section 409A. Any payments subject to Section 409A that are subject to execution of a waiver and release which may be executed and/or revoked in a calendar year following the calendar year in which the payment event (such as termination of employment) occurs shall commence payment only in the calendar year in which the consideration period or, if applicable, release revocation period ends, as necessary to comply with Section 409A. To the extent necessary to comply with Section 409A, all payments of nonqualified deferred compensation subject to Section 409A to be made upon a termination of employment under this Agreement may only be made upon the Executive's Separation from Service.

(iii)   To the extent that any payments or reimbursements provided to the Executive under this Agreement are deemed to constitute compensation to the Executive to which Treasury Regulation Section 1.409A-3(i)(1)(iv) would apply, such amounts shall be paid or reimbursed reasonably promptly, but not later than December 31 of the year following the year in which the expense was incurred. The amount of any such payments eligible for reimbursement in one year shall not affect the payments or expenses that are eligible for payment or reimbursement in any other taxable year, and the Executive's right to such payments or reimbursement of any such expenses shall not be subject to liquidation or exchange for any other benefit.

(d)   Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

(e)   Withholding. The Company may withhold from any amounts payable under this Agreement such federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

(f)   No Waiver. Executive's or the Company's failure to insist upon strict compliance with any provision of this Agreement or the failure to assert any right the Executive or the Company may have hereunder, including, without limitation, the right of the Executive to terminate employment for Good Reason pursuant to Section 3(c) hereof, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

(g)   Effectiveness; Entire Agreement. This Agreement shall become effective as of the Employment Effective Date. As of the Employment Effective Date, this Agreement (together with the Award Agreements) constitutes the final, complete and exclusive agreement between the Executive and the Company with respect to the subject matter hereof and replaces and supersedes any and all other agreements, offers or promises, whether oral or written, by any member of the Company and its subsidiaries or affiliates, or representative thereof.

Exhibit C-2

(h)   <u>Amendment; Survival</u>. No amendment or other modification of this Agreement shall be effective unless made in writing and signed by the parties hereto. The respective rights and obligations of the parties under this Agreement shall survive Executive's termination of employment and the termination of this Agreement to the extent necessary for the intended preservation of such rights and obligations.

(i)   <u>Counterparts</u>. This Agreement and any agreement referenced herein may be executed simultaneously in two or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

THE PARKING REIT, INC.

By:_____
Name:
Title: Chairman of the Board

MVP REIT II OPERATING PARTNERSHIP, LP

By:_____
Name:
Title: General Partner

"EXECUTIVE"

_____
Stephanie Hogue

Exhibit C-2

EXHIBIT A

GENERAL RELEASE

For valuable consideration, the receipt and adequacy of which are hereby acknowledged, the undersigned does hereby release and forever discharge the "***Releasees***" hereunder, consisting of THE PARKING REIT, INC., a Maryland corporation (the "***REIT***"), MVP REIT II OPERATING PARTNERSHIP, LP, a Maryland limited partnership (the "***OP***", and together with the REIT, the "***Company***"), and the Company's partners, subsidiaries, associates, affiliates, predecessors, successors, heirs, assigns, agents, directors, officers, employees, representatives, lawyers, insurers, and all persons acting by, through, under or in concert with them, or any of them (each in their capacity as such), of and from any and all manner of action or actions, cause or causes of action, in law or in equity, suits, debts, liens, contracts, agreements, promises, liability, claims, demands, damages, losses, costs, attorneys' fees or expenses, of any nature whatsoever, known or unknown, fixed or contingent (hereinafter called "***Claims***"), which the undersigned now has or may hereafter have against the Releasees, or any of them, by reason of any matter, cause, or thing whatsoever from the beginning of time to the date hereof. The Claims released herein include, without limiting the generality of the foregoing, any Claims in any way arising out of, based upon, or related to the employment or termination of employment of the undersigned by the Releasees, or any of them; any alleged breach of any express or implied contract of employment; any alleged torts or other alleged legal restrictions on Releasees' right to terminate the employment of the undersigned; and any alleged violation of any federal, state or local statute or ordinance including, without limitation, Title VII of the Civil Rights Act of 1964, the Age Discrimination In Employment Act, the Americans With Disabilities Act. Notwithstanding the foregoing, this general release (the "***Release***") shall not operate to release any rights or Claims of the undersigned (i) to payments or benefits under Section 4(b) of that certain Employment Agreement, dated as of _____, 2021, by and between the Company and the undersigned (the "***Employment Agreement***"), (ii) to payments or benefits under any equity award agreement between the undersigned and the Company, (iii) with respect to Section 2(b)(v) of the Employment Agreement, (iv) to accrued or vested benefits the undersigned may have, if any, as of the date hereof under any applicable plan, policy, practice, program, contract or agreement with the Company, (v) to any Claims, including claims for indemnification and/or advancement of expenses arising under any indemnification agreement between the undersigned and the Company or under the bylaws, certificate of incorporation or other similar governing document of the Company, (vi) to any Claims under the Contribution Agreement (as defined in the Employment Agreement) or under the Services Agreement (as defined in the Contribution Agreement), (vii) to any Claims which cannot be waived by an employee under applicable law, or (viii) with respect to the undersigned's right to communicate directly with, cooperate with, or provide information to, any federal, state or local government regulator.

THE UNDERSIGNED ACKNOWLEDGES THAT THE EXECUTIVE HAS BEEN ADVISED BY LEGAL COUNSEL AND IS FAMILIAR WITH THE PROVISIONS OF CALIFORNIA CIVIL CODE SECTION 1542, WHICH PROVIDES AS FOLLOWS:

"A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF

Exhibit C-2

KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR."

THE UNDERSIGNED, BEING AWARE OF SAID CODE SECTION, HEREBY EXPRESSLY WAIVES ANY RIGHTS THE EXECUTIVE MAY HAVE THEREUNDER, AS WELL AS UNDER ANY OTHER STATUTES OR COMMON LAW PRINCIPLES OF SIMILAR EFFECT.

IN ACCORDANCE WITH THE OLDER WORKERS BENEFIT PROTECTION ACT OF 1990, THE UNDERSIGNED IS HEREBY ADVISED AS FOLLOWS:

(A)   THE EXECUTIVE HAS THE RIGHT TO CONSULT WITH AN ATTORNEY BEFORE SIGNING THIS RELEASE;

(B)   THE EXECUTIVE HAS [TWENTY-ONE (21)] DAYS TO CONSIDER THIS RELEASE BEFORE SIGNING IT; AND

(C)   THE EXECUTIVE HAS SEVEN (7) DAYS AFTER SIGNING THIS RELEASE TO REVOKE THIS RELEASE, AND THIS RELEASE WILL BECOME EFFECTIVE UPON THE EXPIRATION OF THAT REVOCATION PERIOD.

The undersigned represents and warrants that there has been no assignment or other transfer of any interest in any Claim which the Executive may have against Releasees, or any of them, and the undersigned agrees to indemnify and hold Releasees, and each of them, harmless from any liability, Claims, demands, damages, costs, expenses and attorneys' fees incurred by Releasees, or any of them, as the result of any such assignment or transfer or any rights or Claims under any such assignment or transfer. It is the intention of the parties that this indemnity does not require payment as a condition precedent to recovery by the Releasees against the undersigned under this indemnity.

Notwithstanding anything herein, the undersigned acknowledges and agrees that, pursuant to 18 USC Section 1833(b), the undersigned will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made: (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law; or (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

The undersigned further understands and agrees that neither the payment of any sum of money nor the execution of this Release shall constitute or be construed as an admission of any liability whatsoever by the Releasees, or any of them, who have consistently taken the position that they have no liability whatsoever to the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Release this _____ day of _____, 2021.

Stephanie Hogue

TAX MATTERS AGREEMENT

This TAX MATTERS AGREEMENT (this "Agreement") is entered into as of _____, 2021, by and among The Parking REIT, Inc., a Maryland corporation (the "Company"), MVP REIT II Operating Partnership, L.P., a Maryland limited partnership (the "Operating Partnership"), and each Protected Partner identified as a signatory on Schedule I, as amended from time to time.

RECITALS

WHEREAS, the Company, the Operating Partnership, and certain other persons have entered into that certain Equity Purchase and Contribution Agreement dated January 8, 2021 (including all exhibits thereto and agreements contemplated thereby, the "Transaction Documentation"), and pursuant to Section 1.2 thereof certain assets and entities in which the Protected Partners are (direct or indirect) owners are to be contributed to the Operating Partnership in exchange for equity therein (the "Contribution Transaction");

WHEREAS, as a condition to engaging in the Contribution Transaction, and as an inducement to enter into the Transaction Documentation, the parties hereto are entering into this Agreement; and

WHEREAS, this Agreement is intended to be pursuant to Sections 4.8, 7.3.C(2), and 15.10 of the Operating Partnership's Amended and Restated Agreement of Limited Partnership dated as of _____, 2021 (the "OP Agreement);

NOW, THEREFORE, in consideration of the promises and mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINED TERMS

For purposes of this Agreement the following terms shall apply:

Section 1.1   "20% Termination" has the meaning set forth in the definition of "Guaranty Indemnification Period".

Section 1.2   "50% Termination" has the meaning set forth in the definition of "Guaranty Indemnification Period".

Section 1.3   "Affiliate" means, with respect to any Person, any Person directly or indirectly controlling or controlled by or under common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For the avoidance of doubt, neither the Company nor the Operating Partnership (nor any of their respective subsidiaries) shall be treated as an Affiliate of any Protected Partner.

Section 1.4   "Agreement" has the meaning set forth in the preamble.

Section 1.5   "Approval of the Partners' Representatives" means the written approval of at least two (2) of the Partners' Representatives with respect to any matter or transaction (for the avoidance of doubt, no vote in favor of any transaction by any of the Partners' Representatives or any of their Affiliates in their capacity as owners of shares of the Company or OP Units shall constitute such approval).

Section 1.6   "Approved Liability" means:

(a)   A liability of the Operating Partnership (or of an entity whose separate existence from the Operating Partnership is disregarded for federal income tax purposes) with respect to which all of the following requirements are satisfied:

(i)   the liability is secured by real property or other assets (the "Collateral") owned directly or indirectly by the Operating Partnership (or by an entity whose separate existence from the Operating Partnership is disregarded for federal income tax purposes);

(ii)   on the date on which the Operating Partnership designated such liability as an Approved Liability, the outstanding principal amount (and any accrued and unpaid interest) of the liability and any other Approved Liabilities secured by such Collateral at such time was no more than 70% of the fair market value (as reasonably determined in good faith by the Operating Partnership) of the Collateral at such time, *provided* that if interest on such liability is not required to be paid at least annually or if the documents evidencing such liability permit the borrower to borrow additional amounts that are secured by the Collateral, the outstanding principal amount of such liability shall include the maximum amount that could be so added to the principal amount of such liability without a default;

(iii)   the liability constitutes "qualified nonrecourse financing" as defined in Section 465(b)(6) of the Code with respect to the Protected Partners (disregarding the Guarantees by the Guaranty Partners);

(iv)   no other person has executed any guarantees with respect to such liability other than: (A) guarantees by the Protected Partners; (B) guarantees by Affiliates of the Operating Partnership, *provided* that each applicable Protected Partner indemnifies each such Affiliate against any liability of such Affiliate (to the extent such liability does not exceed such Protected Partner's Required Liability Amount) arising solely from the existence or performance of such guaranty; and (C) recourse carve out guaranties (*i.e.*, bad-boy guaranties); and

(v)   the Collateral does not provide security for another liability (other than another Approved Liability) that ranks senior to, or *pari passu* with, the liability described in clause (i) above.

For purposes of determining whether clause (ii) has been satisfied in situations where one or more potential Approved Liabilities are secured by more than one item of Collateral, the Operating Partnership shall allocate such liabilities among such items of Collateral in proportion to their relative fair market values (as reasonably determined in good faith by the Operating Partnership);

(b)   A liability of the Operating Partnership that:

(i)   is not secured by any of the assets of the Operating Partnership and is a general, recourse obligation of the Operating Partnership; and

(ii)   is not provided by a lender that has an interest in the Operating Partnership or is related to the Operating Partnership within the meaning of Section 465(b)(3)(C) or the Code; or

(c)   Any other indebtedness approved by the Partners' Representatives (or their successors or designees) in their sole and absolute discretion, provided that all liabilities to which properties directly or indirectly contributed to the OP are subject on the Closing Date and for which any Protected Partner (and/or its direct or indirect owners) is liable, or as to which any such person is the lender on the Closing Date, shall constitute Approved Liabilities (such liabilities, the "Initial Liabilities").

Section 1.7   "Closing Date" has the meaning assigned to it in the applicable Transaction Documentation.

Section 1.8   "Code" the Internal Revenue Code of 1986, as amended.

Section 1.9   "Collateral" has the meaning set forth in the definition of "Approved Liability."

Section 1.10   "Company" has the meaning set forth in the preamble.

Section 1.11   "Contribution Transaction" has the meaning set forth in the preamble.

Section 1.12   "Debt Gross Up Amount" has the meaning set forth in definition of "Make Whole Amount."

Section 1.13   "Debt Notification Event" means, with respect to a Nonrecourse Liability or an Approved Liability, any transaction in which such liability shall be refinanced, otherwise repaid (excluding for this purpose, scheduled payments of principal occurring prior to the maturity date of such liability), or guaranteed by any of the Company, the Operating Partnership, or one or more of their Affiliates, or guaranteed by one or more partners of the Operating Partnership.

Section 1.14   "Exchange" has the meaning set forth in Section 2.1(b).

Section 1.15 "Fundamental Transaction" means a merger, consolidation or other combination of the Operating Partnership with or into any other entity, a transfer of all or substantially all of the assets of or direct or indirect interests in the Operating Partnership, any reclassification, recapitalization or change of the outstanding equity interests of the Operating Partnership, a conversion of the Operating Partnership into another form of entity (including by means of a tax election) or any other transaction or tax election, however structured or effected, that would have a tax impact on one or more Protected Partners that is similar to the impact any of the foregoing would have, including without limitation a distribution of property with respect to which Code Section 704(c)(1)(B) or 737 would require the recognition of gain on a Protected Property by a Protected Partner. A Fundamental Transaction that occurs during the Property Indemnification Period but structured so as not to result in the recognition of all of the 704(c) gains on Protected Property (or a Protected Partner's gain in its direct or indirect interests in the Operating Partnership) shall nevertheless be considered to be a Property Indemnification Period Transfer in which all such gains were recognized by the Protected Partners unless all relevant successor and other entities shall have agreed in writing for the benefit of the Protected Partners that all of the restrictions contained in this Agreement shall continue to apply for the periods herein specified.

Section 1.16 "Gross Up Amount" has the meaning set forth in definition of "Make Whole Amount."

Section 1.17 "Guaranty" means an enforceable guarantee on the form attached hereto as Exhibit D (or such other form as shall be provided by the Partners' Representative and approved by the Operating Partnership, which approval shall not be unreasonably withheld), of one or more Approved Liabilities. A Guaranty may be executed by a Protected Partner and/or by its direct or indirect owners as determined by each Protected Partner in its sole discretion.

Section 1.18 "Guaranteed Liability" means the Initial Liabilities and any other Approved Liability that is guaranteed with a Guaranty, in whole or in part, by one or more Protected Partners or one or more of their direct or indirect owners in accordance with this Agreement.

Section 1.19 "Guaranty Indemnification Period" means the period commencing on the Closing Date and ending on the tenth (10th) anniversary of the Closing Date; *provided*, *however*, that such period shall end with respect to any Protected Partner (i) to the extent that such Partner owns less than twenty percent (20%) of the OP Units originally received by the Protected Partner in the Contribution Transaction, disregarding the sale, exchange or other disposition of any such OP Units sold, exchanged or otherwise disposed of by the Protected Partner in a Permitted Disposition (such an event, a "20% Termination"), and (ii) to the extent that at any date after the seventh (7th) anniversary of the Closing Date such Partner owns less than fifty percent (50%) of the OP Units originally received by the Protected Partner in the Contribution Transaction, disregarding the sale, exchange or other disposition of any such OP Units sold, exchanged or otherwise disposed of by the Protected Partner in a Permitted Disposition (such an event, a "50% Termination").

Section 1.20 "Guaranty Opportunity" has the meaning set forth in Section 2.4(b).

Section 1.21 "Initial Liabilities" has the meaning set forth in the definition of Approved Liabilities.

Section 1.22 "Make Whole Amount" means:

(a)   with respect to any Protected Partner that recognizes gain as a result of a Property Indemnification Period Transfer, *the sum of* (i) *the product of* (x) the income and gain recognized by such Protected Partner under Section 704(c) of the Code (or, in the case of a Property Indemnification Period Transfer not giving rise to property level gain, a portion of the income and gain recognized by such Protected Partner equal to the full amount of remaining Section 704(c) income or gain that would have been recognized by such Protected Partner had the Partnership directly sold all the Protected Properties for their respective fair market values) in respect of such Property Indemnification Period Transfer (taking into account, in the case of a property transfer, any adjustments under Section 743 of the Code to which such Protected Partner is entitled) *multiplied by* (y) the Make Whole Tax Rate, *plus* (ii) an amount equal to the combined federal, applicable state and local income taxes (calculated using the Make Whole Tax Rate) imposed on such Protected Partner as a result of the receipt by such Protected Partner of payments under Section 2.2 (such amount, which for avoidance of doubt is intended to constitute a full reimbursement on an after-tax basis for the taxes on income and gain recognized by such Protected Partner and described in clause (i)(x) above, being referred to as the "Gross Up Amount"); *provided*, *however*, that the Gross Up Amount shall be computed without regard to any losses, credit, or other tax attributes that such Protected Partner might have that would reduce its actual tax liability; and

(b)   with respect to any Protected Partner that recognizes gain as a result of a breach by the Operating Partnership of the provisions of Section 2.4 hereof, *the sum of* (i) *the product of* (x) the income and gain recognized by such Protected Partner by reason of such breach, *multiplied by* (y) the Make Whole Tax Rate, *plus* (ii) an amount equal to the combined federal, applicable state and local income taxes (calculated using the Make Whole Tax Rate) imposed on such Protected Partner as a result of the receipt by such Protected Partner of payments under Section 2.4 (such amount, which for avoidance of doubt is intended to constitute a full reimbursement on an after-tax basis for taxes on income and gain recognized by such Protected Partner as a result of a breach by the Operating Partnership of the provisions of Section 2.4 hereof, being referred to as the "Debt Gross Up Amount"); *provided*, *however*, that the Debt Gross Up Amount shall be computed without regard to any losses, credit, or other tax attributes that such Protected Partner might have that would reduce its actual tax liability.

For purposes of calculating the amount of Section 704(c) gain that is allocated to a Protected Partner under this Agreement, (i) subject to clause (ii) following, any "reverse Section 704(c) gain" allocated to such Protected Partner pursuant to Treasury Regulations § 1.704-3(a)(6) shall not be taken into account, and (ii) if, as a result of adjustments to the Gross Asset Value (as defined in the OP Agreement) of the Protected Properties (pursuant to clauses (ii) or (iv) of the definition of Gross Asset Value as set forth in the OP Agreement), all or a portion of the gain recognized by the Operating Partnership that would have been Section 704(c) gain without regard to such adjustments becomes or is treated as "reverse Section 704(c) gain" or Section 704(b) gain under Section 704 of the Code, then such gain shall continue to be treated as Section 704(c) gain; *provided* that the total amount of 704(c) gain and income taken into account for purpose of calculating the Make Whole Amount shall not exceed the initial Section 704(c) gain amount as of the Closing Date (whether or not equal to the estimated amount set forth on Exhibit B).

Section 1.23 "Make Whole Tax Rate" means, with respect to a Protected Partner who is entitled to receive a payment under Section 2.2 or Section 2.4, the highest combined statutory U.S. federal, state and local tax rate in respect of the income or gain that gave rise to such payment (and, as applicable, in respect of the Gross Up Amount and the Debt Gross Up Amount), taking into account the character of the income and gain in the hands of such Protected Partner, for the taxable year in which such gain or income is recognized.

Section 1.24 "Nonrecourse Liability" means a liability that is a "nonrecourse liability" for purposes of Section 752 of the Code and the Treasury Regulations thereunder and "qualified nonrecourse financing" as defined in Section 465(b)(6) of the Code.

Section 1.25 "OP Agreement" has the meaning set for in the Recitals.

Section 1.26 "OP Units" means common units of partnership interest in the Operating Partnership.

Section 1.27 "Operating Partnership" has the meaning set forth in the preamble.

Section 1.28 "Partners' Representatives" means, initially, _____ and _____, and shall include such replacements and successors appointed by the Protected Partner from time to time.

Section 1.29 "Pass Through Entity" means an entity treated as a partnership, grantor trust, or S corporation for federal income tax purposes.

Section 1.30 "Permitted Disposition" means a sale, exchange or other disposition of OP Units (i) by a Protected Partner: (a) to such Protected Partner's children, spouse or issue; (b) to a trust for such Protected Partner or such Protected Partner's children, spouse or issue; (c) in the case of a trust which is a Protected Partner, to its beneficiaries, or any of them, whether current or remainder beneficiaries; (d) to a revocable *inter vivos* trust of which such Protected Partner is a trustee; (e) in the case of any partnership or limited liability company which is a Protected Partner, to its partners or members; and/or (f) in the case of any corporation which is a Protected Partner, to its shareholders, and (ii) by a party described in clauses (a), (b), (c) or (d) to a partnership, limited liability company or corporation of which the only partners, members or shareholders, as applicable, are parties described in clauses (a), (b), (c) or (d); *provided*, that for purposes of the definition of Property Indemnification Period and Guaranty Indemnification Period, such Protected Partner shall be treated as continuing to own any OP Units which were subject to a Permitted Disposition unless and until there has been a sale, exchange or other disposition of such OP Units by a permitted transferee which is not another Permitted Disposition.

Section 1.31 "Person" means an individual or a corporation, partnership, trust, unincorporated organization, association, limited liability company or other entity.

Section 1.32 "Property Indemnification Period" means the period commencing on the Closing Date and ending on the tenth (10th) anniversary of the Closing Date; *provided*, *however*, that such period shall end with respect to any Protected Partner upon a 20% Termination or a 50% Termination with respect to such Protected Partner.

Section 1.33 "Property Indemnification Period Transfer" has the meaning set forth in Section 2.1(a).

Section 1.34 "Protected Partner" means: (i) each signatory on Schedule I attached hereto, as amended from time to time; (ii) any person who holds OP Units and who acquired such OP Units from another Protected Partner in a transaction in which such person's adjusted basis in such OP Units, as determined for federal income tax purposes, is determined, in whole or in part, by reference to the adjusted basis of the other Protected Partner in such OP Units; and (iii) with respect to a Protected Partner that is Pass Through Entity, and solely for purposes of computing the amount to be paid under Section 2.2 or Section 2.4 with respect to such Protected Partner, any person who (y) holds an interest in such Protected Partner, either directly or through one or more Pass Through Entities, and (z) is required to include all or a portion of the income of such Protected Partner in its own gross income.

Section 1.35 "Protected Property" means each property identified on Exhibit A hereto and each property acquired in Exchange for a Protected Property as set forth in Section 2.1(b).

Section 1.36 "Required Liability Amount" means, with respect to each Protected Partner and from time to time during the Guarantee Indemnification Period, an amount equal to the greater of (i) 100% of the "negative tax capital account balance" of such Protected Partner (or if greater the sum of the "negative tax capital account balances" of all of its direct or indirect owners having "negative tax capital account balances" that are not partnerships or grantor trusts for federal income tax purposes) as of such time, or (ii) $10,000,000, or in each case such other amount as the parties may agree.

Section 1.37 "Section 2.4 Notice" has the meaning set forth in Section 2.4(c).

Section 1.38 "Transaction Documentation" has the meaning set forth in the preamble.

Section 1.39 "Transfer" means any direct or indirect sale, exchange, transfer or other disposition, whether voluntary or involuntary.

Section 1.40 "Treasury Regulations" means the income tax regulations under the Code, whether such regulations are in proposed, temporary or final form, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

ARTICLE II

TAX MATTERS

Section 2.1   Taxable Transfers.

(a)   Unless the Operating Partnership receives the Approval of the Partners' Representatives with respect to a Property Indemnification Period Transfer, during the Property Indemnification Period, the Operating Partnership shall indemnify the Protected Partners as set forth in Section 2.2 if the Operating Partnership or any entity in which the Operating Partnership holds a direct or indirect interest shall cause or permit (i) any Transfer of all or any portion of a Protected Property (including any interest therein or in any entity owning, directly or indirectly, the Protected Property) in a transaction that would result in the recognition of taxable income or gain by any Protected Partner under Section 704(c) of the Code, or (ii) any Fundamental Transaction that would result in the recognition of taxable income or gain to any Protected Partner (such a Fundamental Transaction and such a Transfer, collectively a "Property Indemnification Period Transfer").

(b)   Section 2.1(a) shall not apply to any Property Indemnification Period Transfer of a Protected Property (including any interest therein or in the entity owning, directly or indirectly, the Protected Property): (i) in a transaction in which no gain is required to be recognized by a Protected Partner (an "Exchange"), including a transaction qualifying under Section 1031 or Section 721 (or any successor statutes) of the Code; *provided*, *however*, that any property acquired by the Operating Partnership in the Exchange shall remain subject to the provisions of this Article II in place of (for Section 1031 type transactions) or in addition to (for Section 721 type transactions) the exchanged Protected Property for the remainder of the Property Indemnification Period; (ii) as a result of the condemnation or other taking of any Protected Property by a governmental entity in an eminent domain proceeding or otherwise, provided that the Operating Partnership shall use commercially reasonable efforts to structure such disposition as either a tax-free like-kind exchange under Section 1031 or a tax-free reinvestment of proceeds under Section 1033, provided that in no event shall the Operating Partnership be obligated to acquire or invest in any property that it otherwise would not have acquired or invested in.

(c)   For any taxable Transfer of all or any portion of any property of the Operating Partnership which is not a Property Indemnification Period Transfer, the Operating Partnership shall use commercially reasonable efforts to cooperate with the Protected Partners to minimize any taxes payable by the Limited Partners in connection with any such Transfers.

Section 2.2   Indemnification for Taxable Transfers.

(a)   In the event of a Property Indemnification Period Transfer described in Section 2.1(a), each Protected Partner shall, within 30 days after the closing of such Property Indemnification Period Transfer, receive from the Operating Partnership an amount of cash equal to the estimated Make Whole Amount applicable to such Property Indemnification Period Transfer. If it is later determined that the true Make Whole Amount applicable to a Protected Partner exceeds the estimated Make Whole Amount applicable to such Protected Partner, then the Operating Partnership shall pay such excess to such Protected Partner within 90 days after the closing of the Property Indemnification Period Transfer, and if such estimated Make Whole Amount exceeds the true Make Whole Amount, then such Protected Partner shall

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promptly refund such excess to the Operating Partnership, but only to the extent such excess was actually received by such Protected Partner.

(b)   Notwithstanding any provision of this Agreement to the contrary, the sole and exclusive rights and remedies of any Protected Partner under Section 2.1(a) shall be a claim against the Operating Partnership for the Make Whole Amount as set forth in this Section 2.2, and no Protected Partner shall be entitled to pursue a claim for specific performance of the covenants set forth in Section 2.1(a) or bring a claim against any person that acquires a Protected Property from the Operating Partnership in violation of Section 2.1(a).

(c)   For the avoidance of doubt, a vote in favor of a Property Indemnification Period Transfer by a Protected Partner in its capacity as an owner of OP Units or shares of the Company shall not constitute a waiver of such Protected Partner's right to indemnification pursuant to this Section 2.2 as a result of such Property Indemnification Period Transfer.

Section 2.3   Section 704(c) Methodology. The Operating Partnership shall use, and shall cause any other entity in which the Operating Partnership has a direct or indirect interest to use, the traditional method (without curative allocations) under Treasury Regulations Section 1.704-3(b) for purposes of making allocations under Section 704(c) of the Code with respect to the Protected Properties to take into account the book-tax disparities as of the date the Protected Properties are directly or indirectly contributed, and with respect to any revaluation of each Protected Property pursuant to Treasury Regulations Sections 1.704-1(b)(2)(iv)(f), 1.704-1(b)(2)(iv)(g) and 1.704-3(a)(6), with no "curative allocations," "remedial allocations" or adjustments to other items to offset the effect of the "ceiling rule" on some or all of the initial Section 704(c) gain amount as of the Closing Date (whether or not equal to the estimated amount set forth on Exhibit B). A good faith estimate of the initial amount of Section 704(c) gain allocable to each Protected Partner as of the Closing Date of the Transaction is set forth on Exhibit B hereto. The parties acknowledge that the initial amount of such Section 704(c) gain may be adjusted over time as required by Section 704(c) of the Code and the Regulations promulgated thereunder.

Section 2.4   Approved Liability Maintenance and Allocation.

(a)   During the Guaranty Indemnification Period, the Operating Partnership shall: (i) maintain on a continuous basis an amount of Approved Liabilities available to be guaranteed by the Protected Partners at least equal to the Required Liability Amount; and (ii) provide the Partners' Representatives, promptly upon request, with a description of the nature and amount of any such Approved Liabilities that are available to be guaranteed by the Protected Partners pursuant to Section 2.4(b) of this Agreement. For the avoidance of doubt, and notwithstanding any other provision of this Agreement, the Operating Partnership shall not be required to maintain any amount of Approved Liabilities in excess of the aggregate Required Liability Amount of all Protected Partners.

(b)   (i) During the Guaranty Indemnification Period, the Operating Partnership shall provide each Protected Partner (including, for avoidance of doubt, its direct or indirect owners) with the opportunity to execute a Guaranty of one or more Approved Liabilities in an amount up to such Protected Partner's Required Liability Amount (each such opportunity, a "Guaranty Opportunity"), and (ii) after the Guaranty Indemnification Period, and for so long as a Protected Partner has not had a 20% Termination, the Operating Partnership shall use commercially reasonable efforts to make Guaranty Opportunities available to each Protected Partner and its direct or indirect owners, provided that in the case of this clause (ii) the Operating Partnership shall not be required to incur any indebtedness that it would not otherwise have incurred, as determined by the Operating Partnership in its reasonable discretion; provided, however, that in the case of clauses (i) and (ii), the aggregate amount of all Guarantees required to be made available by the Operating Partnership for execution by all Protected Partners and/or their direct or indirect owners need not exceed the aggregate Required Liability Amount of all Protected Partners. The Operating Partnership shall have the discretion to identify Approved Liabilities that shall be made available for Guaranty by each Protected Partner. Each Protected Partner and its indirect owners may allocate the Guaranty Opportunity afforded to such Protected Partner in any manner they choose. The Operating Partnership agrees to file its tax returns allocating any debt subject to a Guaranty to the applicable Protected Partners. Each Protected Partner shall bear the costs incurred by it in connection with the execution of any Guaranty to which it is a party. To the extent a Protected Partner executes a Guaranty, the Operating Partnership shall deliver a copy of such Guaranty to the lender under the Guaranteed Liability promptly after receiving such copy from the relevant Protected Partner.

(c) During the Guaranty Indemnification Period, the Operating Partnership shall not allow a Debt Notification Event to occur unless the Operating Partnership provides at least thirty (30) days' written notice (a "Section 2.4 Notice") to each Protected Partner that may be affected thereby. The Section 2.4 Notice shall describe the Debt Notification Event and designate one or more Approved Liabilities that may be guaranteed by the Protected Partners pursuant to Section 2.4 of this Agreement. The Section 2.4 Notice shall be deemed to have been provided when delivered in person or when sent by first class United States mail or by other means of written or electronic communication (including by telecopy, facsimile, electronic mail or commercial courier service) to the Partners' Representatives. Any Protected Partner that desires to execute a Guaranty following the receipt of a Section 2.4 Notice shall provide the Operating Partnership with notice thereof within ten (10) days after the date of the Section 2.4 Notice.

(d) Provided the Operating Partnership satisfies its obligations under Section 2.4(a), (b) and (c) of this Agreement, the Operating Partnership shall have no liability to a Protected Partner under Section 2.4(e) for breach of Section 2.4, whether or not such Protected Partner timely accepts its Guaranty Opportunity. Furthermore, the Operating Partnership makes no representation or warranty to any Protected Partner concerning the treatment or effect of any guaranty under federal, state, local, or foreign tax law, and bears no responsibility for any tax liability of any Protected Partner or Affiliate thereof that is attributable to a reallocation, by a taxing authority, of debt subject to a guaranty (other than a reallocation that results from any act or omission taken by the Operating Partnership or one of its Affiliates in violation of this Section 2.4 or an act or omission that is indemnifiable under Section 2.4(e) of this Agreement).

(e) If the Operating Partnership shall fail to comply with any provision of this Section 2.4, the Operating Partnership shall, within thirty (30) days of such failure, make to each Protected Partner who recognizes income or gain as a result of such failure, a payment equal to the estimated Make Whole Amount applicable to such failure. If it is determined that the true Make Whole Amount applicable to a Protected Partner exceeds the estimated Make Whole Amount applicable to such Protected Partner, then the Operating Partnership shall pay such excess to such Protected Partner within thirty (30) days after the date of such determination, and if such estimated Make Whole Amount exceeds the true Make Whole Amount, then such Protected Partner shall pay such excess to the Operating Partnership within thirty (30) days after the date of such determination, but only to the extent such excess was actually received by such Protected Partner.

(f)   Notwithstanding any provision of this Agreement to the contrary, the sole and exclusive rights and remedies of any Protected Partner for a breach or violation of the covenants set forth in Section 2.4 shall be a claim against the Operating Partnership for the Make Whole Amount as set forth in Section 2.4(e), and no Protected Partner shall be entitled to pursue a claim for specific performance of the covenants set forth in Section 2.4.

Section 2.5   Modification of Tax Representations. Pursuant to Section 3.4.F of the OP Agreement, the Company as general partner of the Operating Partnership grants to the Protected Partners (and their Affiliates who are partners in the Operating Partnership) the following relaxation of the representations in Section 3.4 of the OP Agreement: (i) the representations in Section 3.4.A(ii) and 3.4.B(iii), relating to Section 7704(d)(3) of the Code and related party tenants, are qualified by "to the best knowledge after due inquiry" of the applicable partner; and (ii) the representation in Section 3.4.C(iii)(b) is expanded to accommodate up to seventy-five (75) partners.

Section 2.6   Dispute Resolution. Any controversy, dispute, or claim of any nature arising out of, in connection with, or in relation to the interpretation, performance, enforcement or breach of this Agreement (and any closing document executed in connection herewith) shall be governed by the dispute resolution provisions set forth in _____.

ARTICLE III

GENERAL PROVISIONS

Section 3.1   Notices. All notices, demands, declarations, consents, directions, approvals, instructions, requests and other communications required or permitted by the terms of this Agreement shall be given in the same manner as in the OP Agreement, without regard to Section 2.4 and 7.3.C thereof and any provisions of similar import.

Section 3.2   Titles and Captions. All Article or Section titles or captions in this Agreement are for convenience only. They shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to "Articles" and "Sections" are to Articles and Sections of this Agreement.

Section 3.3   Pronouns and Plurals. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

Section 3.4   Further Action.   The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 3.5   Binding Effect.   This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 3.6   Creditors.   Other than as expressly set forth herein, none of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Operating Partnership.

Section 3.7   Waiver.   No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach or any covenant, duty, agreement or condition.

Section 3.8   Counterparts.   This Agreement may be executed in counterparts, all of which together shall constitute one agreement binding on all of the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto.

Section 3.9   Applicable Law.   This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Maryland, without regard to the principles of conflicts of law.

Section 3.10   Invalidity of Provisions.   If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of other remaining provisions contained herein shall not be affected thereby.

Section 3.11   Entire Agreement.   This Agreement contains the entire understanding and agreement among the parties hereto with respect to the subject matter hereof and supersedes any other or prior written or oral understandings or agreements among them with respect thereto. Without limiting the generality of the foregoing, in the case of any conflict between this Agreement and the OP Agreement, the provisions of this Agreement shall control and take precedence.

Section 3.12   No Rights as Stockholders.   Nothing contained in this Agreement shall be construed as conferring upon the holders of the OP Units any rights whatsoever as stockholders of the Company, including, without limitation, any right to receive dividends or other distributions made to stockholders of the Company or to vote or to consent or to receive notice as stockholders in respect of any meeting of stockholders for the election of directors of the Company or any other matter.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Company:

THE PARKING REIT, INC,
a Maryland corporation

By: _____
     Name:
     Title:

By: _____
     Name:
     Title:

OPERATING PARTNERSHIP:

MVP REIT II Operating Partnership, L.P.
a Maryland limited partnership

By: THE PARKING REIT INC.
     a Maryland corporation,
     Its General Partner

     By: _____
          Name:
          Title :

     By: _____
          Name:
          Title :

PROTECTED PARTNERS LISTED ON SCHEDULE I HERETO:

COLOR UP, LLC

By:_____

    Name:

    Title:

SCHEDULE I

PROTECTED PARTNERS

Color Up, LLC

EXHIBIT A

PROTECTED PROPERTIES

      1.   The technology platform described on Section 1.2 of the Disclosure Schedule to the Transaction Documentation.

      2.   322 Streeter, 312 East Illinois Street, Chicago, IL 60611, including all land, leasehold interests (including but not limited to interests of a lessor or lessee therein), rights and interests in land, and in any buildings, structures, improvements, furnishings and fixtures located on or used in connection with land or interest therein.

      3.   1W7 Carpark, 7 W 7th Street, Cincinnati, OH 45202, including all land, leasehold interests (including but not limited to interests of a lessor or lessee therein), rights and interests in land, and in any buildings, structures, improvements, furnishings and fixtures located on or used in connection with land or interest therein.

      4.   222W7 Carpark, 222 W 7th Street, Cincinnati, OH 45202, including all land, leasehold interests (including but not limited to interests of a lessor or lessee therein), rights and interests in land, and in any buildings, structures, improvements, furnishings and fixtures located on or used in connection with land or interest therein.

EXHIBIT B

ESTIMATED ALLOCATIONS OF SECTION 704(C) GAIN

Protected Property	Protected Partner	§ 704(c) Gain
1. Technology Platform		$4,000,000
2. 322 Streeter		
3. 1W7 Carpark		
4. 222W7 Carpark		

EXHIBIT C

INITIAL LIABILITIES

Initial Liability	Protected Partner	Principal Balance on Closing Date
Mortgage Loan to 1W7 Carpark, LLC dated 2/5/18 from Associated Bank, N.A. in the original principal amount of $11,000,000		
Mortgage Loan to 222W7, LLC dated 9/15/17 from Associated Bank, N.A. in the original principal amount of $8,250,000		
Mortgage Loan to 322 Streeter, LLC from American National Insurance Company in the original principle amount of $25,900,000		

Exhibit C-1

EXHIBIT D

FORM OF GUARANTY

[See Attached]

REGISTRATION RIGHTS AGREEMENT

       THIS REGISTRATION RIGHTS AGREEMENT (this "**Agreement**") is entered into as of _____, 2021 and effective as of _____, 2021, by and among The Parking REIT, Inc., a Maryland corporation (the "**REIT**"), and the Holders (as defined below), for the benefit of the Holders and the REIT. Certain capitalized terms used herein shall have the meanings ascribed to such terms in Section 1.

RECITALS:

       WHEREAS, Color Up, LLC, a Delaware limited liability company (the "**Purchaser**"), the REIT, MVP REIT II Operating Partnership, L.P., a Delaware limited partnership (the "**Operating Partnership**"), Vestin Realty Mortgage I, Inc. ("**VRMI**"), Vestin Realty Mortgage II, Inc. ("**VRMII**"), and Michael V. Shustek ("**Shustek**" and, together with VRMI and VRMII, the "**Advisor**") have entered into an Equity Purchase and Contribution Agreement, dated as of the date hereof (the "**Contribution Agreement**"), pursuant to which (i) the Advisor sold, transferred, conveyed and contributed to the Purchaser shares of common stock, $0.0001 par value per share (the "**Common Stock**"), of the REIT owned or held by the Advisor in exchange for cash, (ii) the Purchaser contributed, transferred and conveyed cash, certain technology and equity interests in certain real properties in exchange for newly issued limited partnership interests in the Operating Partnership ("**OP Units**") and (iii) the Purchaser purchased and acquired from the REIT, and the REIT issued, sold and delivered to the Purchaser warrants (the "**Warrants**") to purchase shares of Common Stock (the "**Warrant Shares**"), in each case, subject to the terms and conditions set forth therein or in the Warrant Agreement, as applicable; and

       WHEREAS, as a condition to the consummation of the transactions contemplated by the Contribution Agreement, the REIT has agreed to grant the registration rights set forth herein for the benefit of the Holders.

       NOW, THEREFORE, in consideration of the foregoing and the covenants of the parties set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the terms and conditions set forth herein, the parties hereby agree as follows:

       Section 1.   **Certain Definitions**. In this Agreement, the following terms have the following respective meanings:

       "**Affiliate**" of any Person means any other Person directly or indirectly controlling or controlled by or under common control with such Person. For the purposes of this definition, "control" when used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

       "**Agreement**" has the meaning ascribed to it in the preamble.

       "**Board**" means the board of directors of the REIT.

"**Business Day**" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York, New York are authorized or obligated by applicable law, regulation or executive order to close.

"**Closing Date**" has the meaning ascribed to it in the Contribution Agreement.

"**Commission**" means the U.S. Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

"**Common Stock**" has the meaning ascribed to it in the recitals hereof.

"**Company Notice**" has the meaning ascribed to it in 2(b).

"**Contribution Agreement**" has the meaning ascribed to it in the recitals hereof.

"**Demand Notice**" has the meaning ascribed to it in 2(a).

"**Demand Registration Statement**" means any one or more registration statements of the REIT filed under the Securities Act, covering the resale of any of the Registrable Securities pursuant to Section 2 of this Agreement, and all amendments and supplements to any such registration statements, including post-effective amendments, in each case including the prospectus contained therein, all exhibits thereto and all materials and documents incorporated by reference therein.

"**End of Suspension Notice**" has the meaning ascribed to it in 4(c).

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the relevant time.

"**FINRA**" means the Financial Industry Regulatory Authority.

"**Holder**" means each Person holding Registrable Securities, including (i) the Purchaser, (ii) each Person listed on Schedule I, as may be amended from time to time to reflect transferees permitted by Section 10, and (iii) each Person holding Registrable Securities as a result of a transfer, distribution or assignment to that Person of Registrable Securities (other than pursuant to an effective Resale Registration Statement or Rule 144), *provided*, if applicable, such transfer, distribution or assignment is made in accordance with Section 10 of this Agreement.

"**Indemnified Party**" has the meaning ascribed to it in 8(c).

"**Indemnifying Party**" has the meaning ascribed to it in 8(c).

"**Issuance Date**" means each date on which Registrable Securities are issued to, or otherwise acquired by, the Purchaser pursuant to the Contribution Agreement, the Tender Offer or the Warrant Agreement.

"**Losses**" has the meaning ascribed to it in 8(a).

"**Majority Selling Holders**" means Holder(s) who collectively own a majority of the Registrable Securities that are proposed to be included in such underwritten offering of Registrable Securities.

"**Maximum Number of Shares**" has the meaning ascribed to it in 2(c).

"**NYSE**" means the New York Stock Exchange.

"**OP Units**" has the meaning ascribed to it in the recitals hereof.

"**Person**" means an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity.

"**Piggyback Holders**" has the meaning ascribed to it in 3(a).

"**Piggyback Registration Statement**" means any one or more registration statements of the REIT filed under the Securities Act, covering the resale of any of the Registrable Securities pursuant to Section 3 of this Agreement, and all amendments and supplements to any such registration statements, including post-effective amendments, in each case including the prospectus contained therein, all exhibits thereto and all materials and documents incorporated by reference therein.

"**Piggyback Request**" has the meaning ascribed to it in 3(a).

"**Prospectus**" means the prospectus included in any Resale Registration Statement (including a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Resale Registration Statement in reliance upon Rule 430A under the Securities Act), as amended or supplemented by any prospectus supplement or any issuer free writing prospectus (as defined in Rule 433 under the Securities Act), with respect to the offering of any portion of the Registrable Securities covered by such Resale Registration Statement, and all other amendments and supplements to the prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.

"**Registrable Securities**" means, with respect to any Holder, (i) the shares of Common Stock purchased pursuant to the Contribution Agreement, (ii) shares of Common Stock, if any, issued upon redemption of OP Units purchased pursuant to the Contribution Agreement, (iii) shares of Common Stock, if any, acquired pursuant to the Tender Offer; (iv) the Warrant Shares, (v) the Warrants and (vi) any additional securities issued or issuable as a dividend or distribution on, in exchange for, or otherwise in respect of, such shares of Common Stock and OP Units (including as a result of combinations, recapitalizations, mergers, consolidations, reorganizations, stock splits or otherwise); *provided* that shares of Common Stock and the Warrants shall cease to be Registrable Securities with respect to any Holder at the time such shares or Warrants, as applicable, (a) have been sold pursuant to an effective Resale Registration Statement, (b) are eligible to be sold without restriction or limitation thereunder on volume or manner of sale or other restrictions or limitations under Rule 144, or (c) have been sold to the REIT or any of its subsidiaries.

3

"**Registration Expenses**" means any and all expenses incident to the performance of or compliance with the registration requirements of this Agreement, including (i) all fees of the Commission, the NYSE or such other exchange on which the Registrable Securities are listed from time to time, and FINRA, (ii) all fees and expenses incurred in connection with compliance with federal or state securities or blue sky laws (including any registration, listing and filing fees and reasonable fees and disbursements of counsel in connection with blue sky qualification of any of the Registrable Securities and the preparation of a blue sky memorandum and compliance with the rules of FINRA and the NYSE or other applicable exchange), (iii) all expenses of any Persons in preparing or assisting in preparing, word processing, duplicating, printing, delivering and distributing any Resale Registration Statement, any Prospectus, any amendments or supplements thereto, securities sales agreements, certificates and any other documents relating to the performance under and compliance with this Agreement, (iv) all fees and expenses incurred in connection with the listing or inclusion of any of the Registrable Securities on the NYSE or other applicable exchange pursuant to 5(k), (v) the fees and disbursements of counsel for the REIT and of the independent public accountants of the REIT (including the expenses of any special audit, agreed upon procedures and "cold comfort" letters required by or incident to such performance), (vi) the reasonable fees and disbursements of one counsel (along with any reasonably necessary local counsel) representing all Holders mutually agreed by the Majority Selling Holders; and (vii) any fees and disbursements customarily paid in issues and sales of securities (including the fees and expenses of any experts retained by the REIT in connection with any Resale Registration Statement); *provided*, *however*, that Registration Expenses shall exclude (x) "brokers" or "underwriters" fees, discounts and commissions and transfer taxes, if any, relating to the sale or disposition of Registrable Securities by a Holder; or (y) any legal counsel fees of the Holders (including any local counsel) in excess of $100,000 without the consent of the REIT (such consent not to be unreasonably withheld).

"**Requesting Holders**" has the meaning ascribed to it in 2(b).

"**Renewal Deadline**" has the meaning ascribed to it in 2(g).

"**Resale Registration Statement**" means any one or more registration statements of the REIT filed under the Securities Act, whether a Demand Registration Statement, Piggyback Registration Statement or otherwise, covering the resale of any of the Registrable Securities pursuant to the provisions of this Agreement, and all amendments and supplements to any such registration statements, including post-effective amendments and new registration statements, in each case including the prospectus contained therein, all exhibits thereto and all materials and documents incorporated by reference therein.

"**Rule 144**," "**Rule 158**," "**Rule 415**" or "**Rule 424**," respectively, means such specified rule promulgated by the Commission pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission as a replacement thereto having substantially the same effect as such rule.

"**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the relevant time.

"**Selling Expenses**" means, if any, all underwriting or broker fees, discounts and selling commissions or similar fees or arrangements, transfer taxes allocable to the sale of the Registrable

Securities included in the applicable offering and all other expenses incurred in connection with the performance by the Holders of their obligations under the terms of this Agreement.

"**Stockholders' Agreement**" means that certain Stockholders' Agreement, dated as of the date hereof, by and among the REIT and the investors signatory thereto.

"**Suspension Event**" has the meaning ascribed to it in 4(c).

"**Suspension Notice**" has the meaning ascribed to it in 4(c).

"**Tender Offer**" means the tender offer to purchase the Offer Amount (as such term is defined in the Contribution Agreement) at the Offer Price (as such term is defined in the Contribution Agreement) conducted by the Purchaser .

"**Warrant Agreement**" means that certain Warrant Agreement, dated as of the date hereof, by and between the REIT and the Purchaser.

"**Warrant Shares**" has the meaning ascribed to it in the recitals hereof.

Section 2.   **Demand Registration Rights**.

(a)   Subject to the provisions hereof, each Holder, from time to time at any time from and after each Issuance Date for the applicable Registrable Securities, may request registration for resale under the Securities Act of all or part of the Registrable Securities owned by such Holder on such Issuance Date by giving written notice thereof (a "**Demand Notice**") to the REIT (which Demand Notice shall specify the number of Registrable Securities to be offered by such Holder, the intended methods of distribution, including whether such methods will include or involve an underwritten offering, and whether such Demand Registration Statement will be a "shelf" registration statement under Rule 415). Subject to 2(c) and 2(e) below, the REIT shall use reasonable best efforts (i) to file a Demand Registration Statement (which shall be a 'shelf' registration statement under Rule 415 if requested pursuant to such Holder's request pursuant to the first sentence of this 2(a)) registering for resale such number of Registrable Securities as requested to be so registered within 30 days in the case of a registration on Form S-3 (and 45 days in the case of a registration on Form S-11 or such other appropriate form) after the REIT's receipt of a Demand Notice, and (ii) to cause such Demand Registration Statement to be declared effective by the Commission as soon as reasonably practicable thereafter. Notwithstanding the foregoing, the REIT shall not be required to file a registration pursuant to this 2(a) (i) prior to (x) 180 days after the date of initial listing of the Registrable Securities on a national securities exchange, or (y) the expiration of any other lock-up period imposed with respect to the Registrable Securities under Section 5.01 of the Stockholders' Agreement; and (ii) with respect to securities that are not Registrable Securities. If permitted under the Securities Act, such Demand Registration Statement shall be automatically effective upon filing.

(b)   Within 10 days after receipt of any Demand Notice under 2(a), the REIT shall give written notice of such requested registration (which shall specify the intended method of disposition of such Registrable Securities) to all other Holders of Registrable Securities (a "**Company Notice**"), and the REIT shall include (subject to the provisions of this Agreement) in such registration, all Registrable Securities of such Holders with respect to which the REIT has received written requests for inclusion therein within 15 days after the delivery of such Company Notice (the "**Requesting Holders**"); *provided* that any such other Holder may withdraw its request for inclusion prior to the applicable registration statement becoming effective by notifying the REIT in accordance with 11(e). Notwithstanding the foregoing, the REIT may, at any time (including, without limitation, prior to or after receiving a Demand Notice from a Holder), in its sole discretion, include all Registrable Securities then outstanding or any portion thereof in any Demand Registration Statement, including by virtue of adding such Registrable Securities as additional securities to an effective Demand Registration Statement (in which event the Company shall be deemed to have satisfied its registration obligation under Section 2 with respect to the Registrable Securities so included, so long as such registration statement remains effective and not the subject of any stop order, injunction or other order of the Commission). In addition, the REIT may include in a Demand Registration Statement shares of Common Stock for sale for its own account or for the account of other security holders of the REIT.

(c)   If such Demand Registration Statement is filed in connection with an underwritten offering and the managing underwriters advise the REIT and the Holders covered by such Demand Registration Statement that, in the reasonable opinion of the managing underwriters, the number of securities proposed to be sold pursuant to the Demand Registration Statement exceeds the number of securities that can be sold in such underwritten offering without materially delaying or jeopardizing the success of the offering (including the offering price per security) (such maximum number of securities, the "**Maximum Number of Shares**"), the REIT shall include in such Demand Registration Statement only such number of securities that, in the reasonable opinion of the managing underwriters, can be sold without materially delaying or jeopardizing the success of the offering (including the offering price per security), which securities shall be so included in the following order of priority, unless otherwise agreed by the REIT and the Holders covered by such Demand Registration Statement: (i) first, the Registrable Securities of the Requesting Holders pro rata in accordance with the number of Registrable Securities owned thereby, (ii) second, any securities the REIT proposes to sell for its own account, and (iii) third, any other securities that have been requested to be so included in such Demand Registration Statement.

(d)   If any of the Registrable Securities covered by a Demand Registration Statement are to be sold in an underwritten offering, the Holder(s) that delivered the Demand Notice shall have the right to select the underwriters (and their roles) in the offering and determine the structure of the offering and negotiate the terms of any underwriting agreement as they relate to the Requesting Holders, including the number of Registrable Securities to be sold (if not all Registrable Securities offered can be sold at the highest price offered by the underwriters), the offering price and underwriting discount; *provided* that such underwriters, structure and terms are reasonably acceptable to the REIT and a majority of the Requesting Holders.

(e)   Notwithstanding the foregoing, if the Board determines in its good faith judgment that the filing of a Demand Registration Statement would (i) have a material adverse effect on the REIT, or (ii) require the disclosure of material non-public information concerning the REIT that at the time is not, in the good faith judgment of the Board, in the best interests of the REIT to disclose and is not, in the opinion of the REIT's counsel, otherwise required to be disclosed, then the REIT shall have the right to defer such filing for the period during which such registration would have such a material adverse effect on the REIT; *provided*, *however*, that (x) the REIT may not defer such filing for a period of more than 60 days after receipt of any Demand Notice, and (y) the REIT may not exercise its right to defer the filing of a Demand Registration Statement more than once in any 12-month period without the consent of a majority of the Requesting Holders. The REIT shall give written notice of its determination to the Requesting Holder to defer the filing and of the fact that the purpose for such deferral no longer exists, in each case, promptly after the occurrence thereof.

(f)   Following the date of effectiveness of any Demand Registration Statement, the REIT shall use reasonable best efforts to keep the Demand Registration Statement continuously effective until such time as all of the Registrable Securities covered by such Demand Registration Statement have been sold pursuant to such Demand Registration Statement.

(g)   If, by the third anniversary (the "**Renewal Deadline**") of the initial effective date of a Demand Registration Statement filed pursuant to 2(a) any of the Registrable Securities remain unsold by the Holders included on such Demand Registration Statement, the REIT shall file, if it has not already done so and is eligible to do so, a new Resale Registration Statement covering the Registrable Securities included on the prior Demand Registration Statement and shall use reasonable best efforts to cause such Resale Registration Statement to be declared effective on or prior to the Renewal Deadline; and the REIT shall take all other action necessary or appropriate to permit the public offering and sale of the Registrable Securities to continue as contemplated in the prior Demand Registration Statement.

Section 3.   **Piggyback Registration Rights**.

(a)   If at any time the REIT has determined to register any of its securities for its own account or for the account of other security holders of the REIT on any registration statement (other than on Form S-3 relating to any dividend reinvestment or similar plan or Forms S-4 or S-8) that permits the inclusion of the Registrable Securities, the REIT shall give the Holders written notice thereof promptly (but in no event less than 20 days prior to the anticipated filing date) and, subject to 3(b), shall include in such Piggyback Registration Statement all Registrable Securities requested to be included therein pursuant to the written request (a "**Piggyback Request**") of one or more Holders (the "**Piggyback Holders**") received within 10 days after delivery of the REIT's notice.

(b)   If a Piggyback Registration Statement is filed in connection with a primary underwritten offering on behalf of the REIT, and the managing underwriters advise the REIT that, in the reasonable opinion of the managing underwriters, the number of shares of Common Stock proposed to be included in such Piggyback Registration Statement exceeds the Maximum Number of Shares, the REIT shall include in such Piggyback Registration Statement, unless otherwise agreed by the REIT and the Majority Selling Holders, (i) first, the number of shares of Common Stock (or other common shares of the REIT) that the REIT proposes to sell, and (ii) second, the Registrable Securities of Piggyback Holders (such number of shares shall be allocated among such Piggyback Holders on a pro rata basis according to the number of Registrable Securities requested to be included by each such Piggyback Holder).

(c)   If a Piggyback Registration Statement is filed in connection with an underwritten offering on behalf of a holder of shares of Common Stock other than under this Agreement, and the managing underwriters advise the REIT that, in the reasonable opinion of the managing underwriters, the number of shares of Common Stock proposed to be sold pursuant to such Piggyback Registration Statement exceeds the Maximum Number of Shares, then the REIT shall include in such Piggyback Registration Statement, unless otherwise agreed by the REIT and such holder(s) (including, if applicable, a majority of the Piggyback Holders), (i) first, the number of shares of Common Stock requested to be included therein by the holder(s) requesting such registration, (ii) second, the Registrable Securities of Piggyback Holders (such number of shares shall be allocated among such Piggyback Holders on a pro rata basis according to the number of Registrable Securities requested to be included by each such Piggyback Holder, if necessary), (iii) third, the number of shares of Common Stock requested to be included therein by any other holders, and (iv) fourth, the number of shares of Common Stock that the REIT proposes to sell.

(d)   If any Piggyback Registration Statement is filed in connection with a primary or secondary underwritten offering, the REIT shall have the right to select, in its sole discretion, the managing underwriter or underwriters to administer any such offering.

(e)   The REIT shall not grant to any Person the right to request the REIT to register any Common Stock on a Piggyback Registration Statement unless such rights are consistent with the provisions of this Section 3.

(f)   If at any time after giving a Piggyback Notice and prior to the effective date of the registration statement filed in connection with such registration the REIT shall determine for any reason not to register the securities originally intended to be included in such registration statement, the REIT may, at its election, give written notice of such determination to the Piggyback Holders and thereupon the REIT shall be relieved of its obligation to register such Registrable Securities in connection with the registration of securities originally intended to be included in such registration statement.

Section 4.   **Suspension**.

(a)   Subject to the provisions of this Section 4 and a good faith determination by the Board that it is in the best interests of the REIT to suspend the use of any Resale Registration Statement following the effectiveness of such Resale Registration Statement (and the filings with any U.S. federal or state securities commissions, as necessary), the REIT, by written notice to the Holders (a "**Suspension Notice**"), may direct the Holders to suspend sales of the Registrable Securities pursuant to such Resale Registration Statement for such times as the REIT reasonably may determine is necessary and advisable (but in no event for more than 30 days in any 90-day period or 90 days in any 365-day period) if any of the following events occurs or will occur, as applicable: (i) an underwritten public offering of Common Stock (or other common shares of the REIT) by the REIT for its own account if the REIT is advised by the managing underwriter or underwriters that the concurrent resale of the Registrable Securities by the Holders pursuant to the Resale Registration Statement would have a material adverse effect on the REIT's offering, subject to Section 3 hereof, (ii) there is material non-public information regarding the REIT that (A) the Board determines not to be in the REIT's best interest to disclose, (B) would, in the good faith determination of the Board, require any revision to the Resale Registration Statement so that it shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (C) the REIT is not otherwise required to disclose or (iii) there is a significant bona fide business opportunity (including the acquisition or disposition of assets (other than in the ordinary course of business), including any significant merger, consolidation, tender offer or other similar transaction) available to the REIT that the REIT determines not to be in the REIT's best interests to disclose (each of the events described in clauses (i)-(iii), a "**Suspension Event**").

(b)   Upon the earlier to occur of (i) the REIT delivering to the Holders an End of Suspension Notice (as defined below), or (ii) the end of the maximum permissible suspension period, the REIT shall use reasonable best efforts to promptly amend or supplement the Resale Registration Statement on a post-effective basis, if necessary, or to take such action as is necessary to make resumed use of the Resale Registration Statement so as to permit the Holders to resume sales of the Registrable Securities as soon as possible.

(c)   If the REIT intends to suspend a Resale Registration Statement upon the occurrence of a Suspension Event, the REIT shall give a Suspension Notice to the Holders of Registrable Securities covered by any Resale Registration Statement to suspend sales of the Registrable Securities, and such Suspension Notice shall state that such suspension shall continue only for so long as the Suspension Event or its effect is continuing (subject to the time limitations set forth in 4(a)) and that the REIT is taking all reasonable steps to terminate suspension of the effectiveness of the Resale Registration Statement as promptly as reasonably possible. Such Holders shall not effect any sales of the Registrable Securities pursuant to such Resale Registration Statement (or such filings) at any time after it has received a Suspension Notice from the REIT and prior to receipt of an End of Suspension Notice. If so directed by the REIT, each such Holder shall deliver to the REIT (at the reasonable expense of the REIT) all copies other than permanent file copies then in such Holder's possession of the Prospectus covering the Registrable Securities at the time of receipt of the Suspension Notice. The Holders may recommence effecting sales of the Registrable Securities pursuant to the Resale Registration Statement (or such filings) following further notice to such effect (an "**End of Suspension Notice**") from the REIT, which End of Suspension Notice shall be given by the REIT to the Holders of Registrable Securities covered by any Resale Registration Statement in the manner described above promptly following the conclusion of any Suspension Event and its effect.

(d)   In the event the REIT has delivered a Suspension Notice to the Holders, the REIT shall have the right to place restrictive legends on the certificates representing (or book entries evidencing) Registrable Securities and to impose stop transfer instructions with respect to the Registrable Securities until the REIT delivers to the Holders an End of Suspension Notice.

Section 5.   **Registration Procedures**.

In connection with the obligations of the REIT with respect to any resale registration pursuant to this Agreement, the REIT shall:

(a)   prepare and file with the Commission, as specified in this Agreement, each Resale Registration Statement, which shall comply as to form in all material respects with the requirements of the applicable form and include all exhibits and financial statements required by the Commission to be filed therewith, and use reasonable best efforts to cause any Resale Registration Statement to become and remain effective as set forth in Section 2;

(b)   subject to Section 4, (i) prepare and file with the Commission such amendments and post-effective amendments to each such Resale Registration Statement as may be necessary to keep such Resale Registration Statement effective for the period described in Section 2, (ii) cause each Prospectus contained therein to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 or any similar rule that may be adopted under the Securities Act, and (iii) comply in all material respects with the provisions of the Securities Act with respect to the disposition of all securities covered by each Resale Registration Statement during the applicable period in accordance with the intended method or methods of distribution specified by the Holders of Registrable Securities covered by such Resale Registration Statement;

(c)   furnish to the Holders of Registrable Securities covered by a Resale Registration Statement, without charge, such number of copies of each Prospectus, including each preliminary Prospectus, and any amendment or supplement thereto and such other documents as any such Holder may reasonably request, in order to facilitate the public sale or other disposition of the Registrable Securities; subject to Section 4, the REIT hereby consents to the use of such Prospectus, including each preliminary Prospectus, by such Holders in connection with the offering and sale of the Registrable Securities covered by any such Prospectus;

(d)   use reasonable best efforts to register or qualify, or obtain exemption from registration or qualification for, all Registrable Securities by the time the applicable Resale Registration Statement is declared effective by the Commission under all applicable state securities or "blue sky" laws of such domestic jurisdictions as any Holder of Registrable Securities covered by a Resale Registration Statement may reasonably request in writing, keep each such registration or qualification or exemption effective during the period such Resale Registration Statement is required to be kept effective pursuant to Section 2 and do any and all other acts and things that may be reasonably necessary or advisable to enable such Holder to consummate the disposition in each such jurisdiction of such Registrable Securities owned by such Holder;

(e)   cooperate with each Holder and each underwriter, if any, participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;

(f)   notify each Holder with Registrable Securities covered by a Resale Registration Statement promptly and, if requested by any such Holder, confirm such advice in writing (i) when such Resale Registration Statement has become effective and when any post-effective amendments and supplements thereto become effective, (ii) of the issuance by the Commission or any state securities authority of any stop order suspending the effectiveness of such Resale Registration Statement or the initiation of any proceedings for that purpose, (iii) of any written comments or requests by the Commission or any other federal or state governmental authority for amendments or supplements to such Resale Registration Statement or related Prospectus or for additional information, and (iv) of the happening of any event during the period such Resale Registration Statement is effective as a result of which such Resale Registration Statement or the related Prospectus or any document incorporated by reference therein contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading (which information shall be accompanied by a Suspension Notice);

(g)   during the period of time set forth in Section 2, use its reasonable best efforts to avoid the issuance of, or if issued, to obtain the withdrawal of, any order enjoining or suspending the use or effectiveness of a Resale Registration Statement or suspending the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, as promptly as practicable;

(h)   upon request, furnish to each requesting Holder with Registrable Securities covered by a Resale Registration Statement, without charge, at least one conformed copy of such Resale Registration Statement and any post-effective amendment or supplement thereto (without documents incorporated therein by reference or exhibits thereto, unless requested);

(i)   except as provided in Section 4, upon the occurrence of any event contemplated by Section 5(f)(iv), use reasonable best efforts to promptly prepare a supplement or post-effective amendment to a Resale Registration Statement or the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, such Prospectus shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and, upon request, promptly furnish to each requesting Holder a reasonable number of copies of each such supplement or post-effective amendment;

(j)   enter into customary agreements and take all other action in connection therewith in order to expedite or facilitate the distribution of the Registrable Securities included in such Resale Registration Statement;

(k)   use reasonable best efforts (including seeking to cure in the REIT's listing or inclusion application any deficiencies cited by the exchange or market) to list or include all Registrable Securities on any securities exchange on which such Registrable Securities are then listed or included, and enter into such customary agreements including a supplemental listing application and indemnification agreement in customary form;

(l)   prepare and file in a timely manner all documents and reports required by the Exchange Act and, to the extent the REIT's obligation to file such reports pursuant to Section 15(d) of the Exchange Act expires prior to the expiration of the effectiveness period of the Resale Registration Statement as required by Section 2 hereof, the REIT shall register the Registrable Securities under the Exchange Act and maintain such registration through the effectiveness period required by Section 2;

(m)   (i) otherwise use reasonable best efforts to comply in all material respects with all applicable rules and regulations of the Commission, (ii) make generally available to its stockholders, as soon as reasonably practicable, earnings statements (which need not be audited) covering at least 12 months that satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder, and (iii) delay filing any Resale Registration Statement or Prospectus or amendment or supplement to such Resale Registration Statement or Prospectus to which any Holder of Registrable Securities covered by any Resale Registration Statement shall have reasonably objected on the grounds that such Resale Registration Statement or Prospectus or amendment or supplement does not comply in all material respects with the requirements of the Securities Act, such Holder having been furnished with a copy thereof at least two Business Days prior to the filing thereof; *provided*, *however*, that the REIT may file such Resale Registration Statement or Prospectus or amendment or supplement following such time as the REIT shall have made a good faith effort to resolve any such issue with the objecting Holder and shall have advised the Holder in writing of its reasonable belief that such filing complies in all material respects with the requirements of the Securities Act;

(n)   cause to be maintained a registrar and transfer agent for all Registrable Securities covered by any Resale Registration Statement from and after a date not later than the effective date of such Resale Registration Statement;

(o)   in connection with any sale or transfer of the Registrable Securities (whether or not pursuant to a Resale Registration Statement) that would result in the securities being delivered no longer constituting Registrable Securities, cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing (or book entries evidencing) the Registrable Securities to be sold, which certificates or book entries shall not bear any transfer restrictive legends arising under federal or state securities laws, and to enable such Registrable Securities to be in such denominations and registered in such names as the Holders may request at least three Business Days prior to any sale of the Registrable Securities;

(p)   cause management of the REIT to cooperate as may be reasonably requested with each of the Holders of Registrable Securities covered by a Resale Registration Statement, including by participating in roadshows, one-on-one meetings with institutional investors, and any request for information or other diligence request by any such Holder or any underwriter; notwithstanding the foregoing, management of the REIT shall not be required to participate in roadshows or one-on-one meetings with institutional investors unless requested by one or more Holders of Registrable Securities having an aggregate value of at least $1,000,000;

(q)   in connection with a public offering of Registrable Securities, whether or not such offering is an underwritten offering, use reasonable best efforts to obtain a customary "comfort" letter from the independent registered public accountants for the REIT and any acquisition target of the REIT whose financial statements are required to be included or incorporated by reference in any Resale Registration Statement, in form and substance customarily given by independent registered public accountants in an underwritten public offering, addressed to the underwriters, if any, and to the Holders of the Registrable Securities being sold pursuant to each Resale Registration Statement;

(r)   execute and deliver all instruments and documents (including an underwriting agreement or placement agent agreement, as applicable in customary form) and take such other actions and obtain such certificates and opinions as sellers of the Registrable Securities being sold reasonably request in order to effect a public offering of such Registrable Securities and in such connection, whether or not an underwriting agreement is entered into and whether or not the offering is an underwritten offering, (A) make such representations and warranties to the Holders of such Registrable Securities and the underwriters, if any, with respect to the business of the REIT and its subsidiaries, and the Resale Registration Statement and documents, if any, incorporated by reference therein, in each case, in form, substance and scope as are customarily made by issuers to underwriters in underwritten offerings, and, if true, confirm the same if and when requested, and (B) use reasonable best efforts to furnish to the selling Holders and underwriters of such Registrable Securities opinions and negative assurance letters of counsel to the REIT and updates thereof (which counsel and opinions (in form, scope and substance) are reasonably satisfactory to the managing underwriters, if any, and one counsel selected by a majority of the selling Holders of the Registrable Securities), covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such counsel and any such underwriters; and

(s)   upon reasonable request by a Holder, the REIT shall file an amendment to any applicable Resale Registration Statement (or Prospectus supplement, as applicable), to name additional Holders of Registrable Securities or otherwise update the information provided by any such Holder in connection with such Holder's disposition of Registrable Securities.

Section 6.   Obligations of the Holders.

(a)   The REIT may require the Holders to furnish in writing to the REIT such information regarding such Holder and the proposed method or methods of distribution of Registrable Securities by such Holder as the REIT may from time to time reasonably request in writing or as may be required to effect the registration of the Registrable Securities, and no Holder may be entitled to be named as a selling stockholder in any Resale Registration Statement or use the Prospectus forming a part thereof if such Holder does not provide such information to the REIT; *provided*, *however*, that if the REIT elects to file a registration statement that includes all Registrable Securities outstanding in accordance with 2(a), the REIT shall be permitted to include in such registration statement such information regarding the Holders as the REIT has in its possession at the time of the filing of such registration statement. Each Holder further agrees to furnish promptly to the REIT in writing all information required from time to time to make the information previously furnished by such Holder not misleading.

(b)   Each Holder agrees to, upon receipt of any notice from the REIT of the happening of any event of the kind described in Section 5(f)(ii), 5(f)(iii) or 5(f)(iv) hereof, immediately discontinue disposition of Registrable Securities pursuant to a Resale Registration Statement until (i) any such stop order is vacated, or (ii) if an event described in Section 5(f)(iii) or Section 5(f)(iv) occurs, such Holder's receipt of the copies of the supplemented or amended Prospectus. If so directed by the REIT, such Holder shall deliver to the REIT (at the reasonable expense of the REIT) all copies, other than permanent file copies then in such Holder's possession, in its possession of the Prospectus covering such Registrable Securities current at the time of receipt of such notice.

Section 7.   Expenses of Registration. The REIT shall pay all Registration Expenses in connection with the registration of the resale of the Registrable Securities pursuant to this Agreement and any other actions that may be taken in connection with the registration contemplated herein. Each Holder participating in a registration pursuant to Section 2 or Section 3 shall bear such Holder's proportionate share (based on the total number of Registrable Securities sold in such registration) of all Selling Expenses and any other expense relating to a registration of Registrable Securities pursuant to this Agreement and any other Selling Expenses relating to the sale or disposition of such Holder's Registrable Securities pursuant to any Resale Registration Statement.

Section 8.   **Indemnification and Contribution**.

(a)   The REIT shall indemnify and hold harmless each Holder of Registrable Securities covered by a Resale Registration Statement, each person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), and the officers, directors, members, managers, stockholders, partners, limited partners, agents and employees of each of them, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including reasonable attorneys" fees) and expenses (collectively, "**Losses**"), as incurred, arising out of or relating to (i) any untrue or alleged untrue statement of a material fact contained in a Resale Registration Statement or any Prospectus or in any amendment or supplement thereto or in any preliminary Prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by the REIT of the Securities Act, the Exchange Act or any state securities law, or any rule or regulation thereunder, in connection with the performance of its obligations under this Agreement; in each case, except to the extent, but only to the extent, that (A) such untrue statement or omission is based upon information regarding such Holder furnished in writing to the REIT by or on behalf of such Holder expressly for use therein, or (B) such information relates to such Holder or such Holder's proposed method of distribution of the Registrable Securities and was approved in writing by or on behalf of such Holder expressly for use in the Resale Registration Statement, such Prospectus or in any amendment or supplement thereto.

(b)   Each Holder of Registrable Securities covered by a Resale Registration Statement shall, severally and not jointly, indemnify and hold harmless the REIT, each director of the REIT, each officer of the REIT who shall sign a Resale Registration Statement, and each Person who controls any of the foregoing Persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) against any Losses, as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in a Resale Registration Statement or any Prospectus or in any amendment or supplement thereto or in any preliminary Prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, but only to the extent that (i) such untrue statement or omission is based upon information regarding such Holder furnished in writing to the REIT by or on behalf of such Holder expressly for use therein, or (ii) such information relates to such Holder or such Holder's proposed method of distribution of the Registrable Securities and was approved in writing by or on behalf of such Holder expressly for use in the Resale Registration Statement, such Prospectus or in any amendment or supplement thereto.

(c)   Each party entitled to indemnification under this Section 8 (the "**Indemnified Party**") shall give notice to the party required to provide indemnification (the "**Indemnifying Party**") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, but the omission to so notify the Indemnifying Party shall not relieve it from any liability which it may have to the Indemnified Party pursuant to the provisions of this Section 8 except to the extent of the actual damages suffered by such delay in notification.   The Indemnifying Party shall assume the defense of such action, including the employment of counsel to be chosen by the Indemnifying Party to be reasonably satisfactory to the Indemnified Party, and payment of expenses. The Indemnified Party shall have the right to employ its own counsel in any such case, but the legal fees and expenses of such counsel shall be at the expense of the Indemnified Party, unless (i) the employment of such counsel was authorized in writing by the Indemnifying Party in connection with the defense of such action, (ii) the Indemnifying Party shall not have employed counsel to take charge of the defense of such action or (iii) the Indemnified Party shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to those available to the Indemnifying Party (in which case the Indemnifying Party shall not have the right to direct the defense of such action on behalf of the Indemnified Party), in any of which events such fees and expenses shall be borne by the Indemnifying Party. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to the entry of any judgment or enter into any settlement unless such judgment or settlement (i) includes an unconditional release by the claimant or plaintiff to such Indemnified Party from all liability in respect to such claim or litigation, and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

(d)   If the indemnification provided for in this Section 8 is unavailable to a party that would have been an Indemnified Party under this Section 8 in respect of any Losses referred to herein, then each party that would have been an Indemnifying Party hereunder shall, in lieu of indemnifying such Indemnified Party, contribute to the amount paid or payable by such Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party, on the one hand, and such Indemnified Party, on the other hand, in connection with the statement or omission which resulted in such Losses, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or such Indemnified Party and the parties" relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The REIT and each Holder agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this 8(d).

(e)   No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(f)   In no event shall any Holder be liable for any Losses pursuant to this Section 8 in excess of the net proceeds to such Holder of any Registrable Securities sold by such Holder.

Section 9.   Rule 144. Subject to Section 5.01 of the Stockholders' Agreement, the REIT shall, at the REIT's expense, for so long as any Holder holds any Registrable Securities, use reasonable best efforts to cooperate with the Holders, as may be reasonably requested by any Holder from time to time, to facilitate any proposed sale of Registrable Securities by the requesting Holder(s) in accordance with the provisions of Rule 144, including by using reasonable best efforts (i) to comply with the current public information requirements of Rule 144 and (ii) to provide opinions of counsel as may be reasonably necessary in order for such Holder to avail itself of such rule to allow such Holder to sell such Registrable Securities without registration under the Securities Act.

Section 10.   **Transfer of Registration Rights**. The rights and obligations of a Holder under this Agreement may be transferred or otherwise assigned to a transferee or assignee of Registrable Securities, *provided* (i) such transferee or assignee becomes a party to this Agreement or agrees in writing to be subject to the terms hereof to the same extent as if such transferee or assignee were an original party hereunder, and (ii) the REIT is given written notice by such Holder of such transfer or assignment stating the name and address of such transferee or assignee and identifying the securities with regard to which such rights and obligations are being transferred or assigned.

Section 11.   **Miscellaneous**.

(a)   Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement and any claim, controversy or dispute arising under or related in any way to this Agreement, the relationship of the parties, the transactions contemplated by this Agreement and/or the interpretation and enforcement of the rights and duties of the parties hereunder or related in any way to the foregoing, shall be governed by and construed in accordance with the laws of the State of Maryland without giving effect to any choice or conflict of law provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Maryland.

EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN THE STATE OF MARYLAND FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY AND AGREES THAT ALL CLAIMS IN RESPECT OF THE SUIT, ACTION OR OTHER PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT. EACH PARTY AGREES TO COMMENCE ANY SUCH SUIT, ACTION OR OTHER PROCEEDING IN ANY STATE OR FEDERAL COURT SITTING IN THE STATE OF MARYLAND. EACH PARTY WAIVES ANY DEFENSE OF IMPROPER VENUE OR INCONVENIENT FORUM TO THE MAINTENANCE OF ANY ACTION OR PROCEEDING SO BROUGHT AND WAIVES ANY BOND, SURETY, OR OTHER SECURITY THAT MIGHT BE REQUIRED OF ANY OTHER PARTY WITH RESPECT THERETO. ANY PARTY MAY MAKE SERVICE ON ANY OTHER PARTY BY SENDING OR DELIVERING A COPY OF THE PROCESS TO THE PARTY TO BE SERVED AT THE ADDRESS AND IN THE MANNER PROVIDED FOR THE GIVING OF NOTICES IN 11(e). NOTHING IN THIS 11(a), HOWEVER, SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR AT EQUITY. EACH PARTY AGREES THAT A FINAL JUDGMENT IN ANY ACTION OR PROCEEDING SO BROUGHT SHALL BE CONCLUSIVE AND MAY BE ENFORCED BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW OR AT EQUITY.

EACH OF THE PARTIES HEREBY WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY RIGHTS OR OBLIGATIONS HEREUNDER OR THE PERFORMANCE OF SUCH RIGHTS AND OBLIGATIONS. EACH

OF THE PARTIES (i) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS, AND (ii) ACKNOWLEDGES THAT SUCH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS CONTAINED HEREIN.

(b)   Entire Agreement. This Agreement, together with the Contribution Agreement, constitutes the full and entire understanding and agreement among the parties with regard to the subject matter hereof.

(c)   Interpretation and Usage. In this Agreement, unless there is a clear contrary intention: (i) when a reference is made to a section, an annex or a schedule, that reference is to a section, an annex or a schedule of or to this Agreement; (ii) the singular includes the plural and vice versa; (iii) reference to any agreement, document or instrument means that agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; (iv) reference to any statute, rule, regulation or other law means that statute, rule, regulation or law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any law means that section or provision from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of that section or provision; (v) "hereunder," "hereof," "hereto," and words of similar import shall be deemed references to this Agreement as a whole and not to any particular article, section or other provision of this Agreement; (vi) "including" (and with correlative meaning "include") means including without limiting the generality of any description preceding such term; (vii) references to agreements, documents or instruments shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto; and (viii) the terms "writing," "written" and words of similar import shall be deemed to include communications and documents in e-mail, fax or any other similar electronic or documentary form.

(d)   Amendment. No supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the REIT and the Holders of at least a majority of the Registrable Securities (it being understood that a modification of Schedule I hereto to reflect a transfer permitted by Section 10 shall not be deemed to require such approval).

(e)   Notices. Each notice, demand, request, request for approval, consent, approval, disapproval, designation or other communication (each of the foregoing being referred to herein as a notice) required or desired to be given or made under this Agreement shall be in writing (except as otherwise provided in this Agreement), and shall be effective and deemed to have been received (i) when delivered in person, (ii) when receipt is acknowledged by recipient if sent by fax or e-mail, (iii) five (5) days after having been mailed by certified or registered United States mail, postage prepaid, return receipt requested, or (iv) the next Business Day after having been sent by a nationally recognized overnight mail or courier service, receipt requested. Notices shall be addressed as follows: (A) if to a Holder, at such Holders" address, e-mail address or fax number set forth on Schedule I hereto, or at such other address, e-mail address or fax number as such Holder shall have furnished to the REIT in writing, or (B) if to any assignee or transferee of a Holder, at such address, e-mail address or fax number as such assignee or transferee shall have furnished to the REIT in writing, or (C) if to the REIT, at the address of its principal executive offices and addressed to the attention of the President, or at such other address, e-mail address or fax number as the REIT shall have furnished to the Holders. Any notice or other communication required to be given hereunder to a Holder in connection with a registration may instead be given to a designated representative of such Holder.

(f)   Counterparts. This Agreement may be executed in any number of counterparts, each of which may be executed by fewer than all of the parties hereto (*provided*, *however*, that each party executes one or more counterparts), each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument. This Agreement may be executed in any number of separate counterparts (including by means of facsimile or portable document format (pdf)), each of which is an original but all of which taken together shall constitute one and the same instrument.

(g)   Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision.

(h)   Section Titles. Section titles are for descriptive purposes only and shall not control or alter the meaning of this Agreement as set forth in the text.

(i)   Successors and Assigns. This Agreement shall be binding upon the parties hereto and their respective successors and permitted assigns and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. If any successor or permitted assignee of any Holder shall acquire Registrable Securities in any manner, whether by operation of law or otherwise, (a) such successor or permitted assignee shall be entitled to all of the benefits of a "Holder" under this Agreement and (b) such Registrable Securities shall be held subject to all of the terms of this Agreement, and by taking and holding such Registrable Securities such Person shall be conclusively deemed to have agreed to be bound by all of the terms and provisions hereof.

(j)   Remedies; No Waiver. Each party acknowledges and agrees that the other parties would be irreparably damaged in the event that the covenants set forth in this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that each party hereto shall be entitled to seek an injunction to specifically enforce the terms of this Agreement solely in the courts specified in 11(a), in addition to any other remedy to which such party may be entitled hereunder, at law or in equity.

No failure or delay by a party in exercising any right or remedy provided by law or under this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

(k)   No Other Obligation to Register. Except as otherwise expressly provided in this Agreement, the REIT shall have no obligation to the Holders to register the resale of the Registrable Securities under the Securities Act.

(l)   Changes in Securities Laws. In the event that any amendment, repeal or other change in the securities laws shall render the provisions of this Agreement inapplicable, the REIT shall provide the Holders with substantially similar rights to those granted under this

Agreement and use its good faith efforts to cause such rights to be as comparable as possible to the rights granted to the Holders hereunder.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

THE PARKING REIT, INC.

By: _____
Name:
Title:

COLOR UP, LLC

By: _____
Name:
Title:

<u>Schedule I</u>

<u>Holders of Registrable Securities Address, E-mail Address and Fax Number</u>

RESIGNATION OF MICHAEL V. SHUSTEK

In connection with that certain Equity Purchase and Contribution Agreement, dated as of January 8, 2021 (the "Purchase Agreement"), by and among The Parking REIT, Inc., a Maryland corporation (the "Company"), MVP REIT II Operating Partnership, L.P., a Delaware limited partnership, Michael V. Shustek, Vestin Realty Mortgage II, Inc., a Maryland corporation, Vestin Realty Mortgage I, Inc., a Maryland corporation, and Color Up, LLC, a Delaware limited liability company, this will confirm that, effective automatically upon Closing (as defined in the Purchase Agreement), I hereby resign as a director of, and from all officer positions with, the Company and from any and all positions, and in all my capacities as director, manager, member, springing member, and officer, as applicable, of all direct or indirect Subsidiaries (as defined in the Purchase Agreement) of the Company.

_____

Michael V. Shustek

**REQUEST FOR WAIVER OF OWNERSHIP LIMIT
FOR THE PARKING REIT, INC.**

_____, 2021

_____ ("**Holder**") may, directly or indirectly, own Common Shares of The Parking REIT, Inc. (the "**Company**") which may cause members of the Holder Group (as defined below) to Beneficially Own and Constructively Own Common Shares in excess of the Aggregate Share Ownership Limit and the Common Share Ownership Limit (collectively, the "**Ownership Limits**"), which, without an exemption under Section 6.1.7 of the Articles of Amendment and Restatement of the Company (the "**Charter**"), would be in violation of Section 6.1.1(a)(i) of the Charter. Capitalized terms used herein and not defined shall have the meaning assigned to such terms in the Charter.

The Holder hereby requests (this "**Waiver Request**") that, pursuant to Section 6.1.7 of the Charter and subject to the terms and conditions set forth herein and in the Charter, the board of directors of the Company (the "**Board**") grant to the Holder and each other Holder Group Member (as defined below) an exemption from the Aggregate Share Ownership Limit and the Common Share Ownership Limit, and establish for the Holder and such other Holder Group Members (A) an Excepted Holder Limit with respect to the Shares (the "**Aggregate Excepted Holder Limit**") and (B) an Excepted Holder Limit with respect to the Common Shares (the "**Common Excepted Holder Limit**," and collectively with the Aggregate Excepted Holder Limit, the **"Excepted Holder Limits"**) that will allow the Holder and each other Holder Group Member (including on account of the Common Shares owned by the Holder and on account of the Common Shares deemed owned by the Holder on account of the Warrants to Beneficially Own and Constructively Own, in the aggregate, up to _____ Common Shares and up to five percent (5%) of any outstanding class of Preferred Shares, which shall be proportionately adjusted to reflect any splits, combinations, stock dividends, recapitalizations, reorganizations or reclassifications with respect to the Shares (such Shares actually owned by the Holder from time to time, together with the Shares deemed owned by the Holder from time to time on account of the Warrants, the "**Holder Shares**"). As used herein, the "**Holder Group**" means (1) the Holder and (2) any Person that Beneficially Owns or Constructively Owns Shares in excess of the Aggregate Share Ownership Limit or the Common Share Ownership Limit as a result of the Holder's ownership of Shares (including deemed Shares on account of the Warrants) from time to time; and "**Holder Group Member**" means any member of the Holder Group.

A. The Holder represents and covenants that, at all times during which it or any other Holder Group Member Beneficially Owns or Constructively Owns Shares in excess of the Ownership Limits:

1. The Holder is not an individual within the meaning of Section 542(a)(2) (excluding any trust looked through by virtue of Section 856(h)(3)(A)) of the Code (an "**Individual**").

2. As of the date hereof, the Holder does not actually or Beneficially Own Common Shares or other Shares of the Company in excess of _____ Common Shares; from and after the date hereof, the Holder will not actually or Beneficially Own Common Shares or other Shares of the Company in excess of the Excepted Holder Limits.

3. To the knowledge of the Holder (after available inquiry), (i) no Holder Group Member that is an Individual does or will Beneficially Own Shares of the Company in excess of the Aggregate Share Ownership Limit or Common Shares in excess of the Common Share Ownership Limit, (ii) no Holder Group Member will Constructively Own Shares of the Company in excess of the Aggregate Excepted Holder Limit or Common Shares in excess of the Common Excepted Holder Limit, and (iii) no Holder Group Member (other than Holder or a subsidiary of Holder) will Constructively Own Shares of the Company (excepting any Shares Constructively Owned by such Holder Group Member as a result of the Holder Shares) in excess of five percent (5%) of any outstanding class of Shares.

4. To the knowledge of the Holder (after available inquiry) and as a result of the Holder's or a Holder Group Member's Constructive Ownership of Shares permitted by this Waiver Request, the Company will not be attributed Constructive Ownership from the Holder Group of more than four-and-nine-tenths percent (4.9%) of the vote or value in the equity of any tenant of Company (or a subsidiary of Company) that comprises more than three percent (3%) of the "gross income" of the Company as determined for purposes of Section 856(c)(2) of the Code.

5. The Holder shall, from time to time, designate a representative or representatives (the "**Representative(s)**") in writing to the Company, who shall act for the Holder in all matters regarding this Waiver Request. The initial Representatives for the Holder will be:

    [Name/Address/Phone Number/Email]

6. In the event that the Holder or the Company determines that any of the representations, warranties or covenants herein are or may become untrue or be violated, the Holder or the Representatives, on the one hand, and the Company, on the other hand, will promptly inform the other party.

7. Subject to legal and contractual restrictions, the Holder will use commercially reasonable efforts to promptly provide such information reasonably requested by the Company to enable the Company to confirm the accuracy of the

representations and covenants of the Holder, to determine the number of Common Shares or other Shares Beneficially Owned or Constructively Owned by any Holder Group Member, any affiliate of a Holder Group Member and any direct and indirect owner of a Holder Group Member, or otherwise to enable the Company to determine its compliance with the requirements in respect of qualification or reasonable re-qualification for taxation as a REIT.

B.   Subject to the Company's agreement to the terms of this Waiver Request, the Holder acknowledges and agrees that:

1.   The Company will not be obligated to conduct any diligence with respect to, or in connection with, the application of any limitation under the Charter or the terms of an Aggregate Excepted Holder Limit or Common Excepted Holder Limit.

2.   The Holder acknowledges the validity and enforceability of the Ownership Limits and related restrictions on ownership and transfer of Shares of the Company set forth in the Charter, including the remedies for violations of the Ownership Limits or such other restrictions (the "**Charter Protections**"), and agrees that it will not, and (to the extent within Holder's reasonable control) will cause the other members of the Holder Group not to, bring or threaten any litigation, claim, action, suit, arbitration, alternative dispute resolution action, or any other judicial or administrative proceeding, in law or equity (each, an "**Action**") challenging or disputing the validity or enforceability of the Charter Protections. If Section 6.1.1(b) of the Charter by its terms, and taking into account any good faith interpretation of any ambiguities thereof by the Board, causes Shares owned directly or indirectly by a Holder Group Member to be transferred to a Charitable Trust for the benefit of a Charitable Beneficiary (pursuant to Sections 6.1.1(b) and 6.2 of the Charter), the Company will not be obligated to pay any damages attributable to such transfer.

3.   The Excepted Holder Limits described herein will only be an exception applicable to the Holder and to each Holder Group Member, but not to any other Person; provided, however, that if the Holder chooses to liquidate or otherwise distribute or transfer its Common Shares and/or Warrants to its direct or indirect owners, then the Company, the Holder, and the potential transferee(s) shall cooperate in good faith to allocate the Excepted Holder Limits and other features hereunder, *mutatis mutandis*, among the Holder and Holder Group (on the one hand) and each transferee and Persons who Beneficially Own or Constructively Own Shares in excess of the Aggregate Share Ownership Limit or the Common Share Ownership Limit as a result of a transferee's ownership of Shares and/or Warrants from time to time (on the other).

4. Subject to the covenant of the Company below regarding looser representations, warranties, and covenants, the Holder agrees that the Board will be under no statutory, contractual or other legal duty, under any circumstances, to grant any additional waiver of the application of any of the Charter Protections (prospectively or retroactively) to any Holder Group Member or any of their respective affiliates or direct or indirect owners, or a waiver (prospectively or retroactively) of any breach of the representations, warranties or covenants of the Holder set forth in this Waiver Request (including a breach that results in the application of the Charter Protections), and that any refusal by the Board to grant any such waiver will not be a breach of any such statutory, contractual or other legal duty.

5. In the event that the Holder or any other Holder Group Member has or acquires Beneficial Ownership or Constructive Ownership that results in a violation of Section 6.1.1(a)(ii) of the Charter, the Holder agrees that in accordance with the terms of such provision, the Aggregate Excepted Holder Limit and the Common Excepted Holder Limit shall be reduced to the extent necessary to prevent such result, provided that the determination as to whether such a violation has occurred shall be made without regard to any action taken by the Company or any holder of Shares of the Company other than the Holder.

To the extent any proposed or extant violations of the representatives, warranties or covenants above by the Holder or a Holder Group Member (including, for the avoidance of doubt, if a Holder or Holder Group Member were to tender units in the Operating Partnership for redemption and (upon election by the Company) receive Shares in exchange therefor) would not materially adversely impact the Company's continued qualification or reasonable re-qualification for taxation as a REIT (including without limitation on account of the Company not expecting to qualify for taxation as a REIT during the applicable taxable year(s)), the Company shall afford (including retroactively, if appropriate) reasonably looser representations, warranties and covenants to the Holder Group such that such violations would not occur and/or no longer be continuing. In addition, each of the Company (pursuant to Section 7.10 of the Charter) and the Holder (on behalf of the Holder Group) acknowledges its understanding that: (i) in the event the Company does not expect to qualify or re-qualify for taxation as a REIT for a taxable year, then none of Aggregate Share Ownership Limit, the Common Share Ownership Limit and the Excepted Holder Limits shall apply to any Holder Group Member for such taxable year; and (ii) in the event the Company reasonably intends to re-qualify for taxation as a REIT and so notifies the Representatives, then each of the Company and Holder (on behalf of the Holder Group) will cooperate in good faith to provide the Holder and the Holder Group with a waiver consistent with the terms hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this document effective as of the date first written above.

[Holder]

By: _____
Name:
Title:

Acknowledged by:

The Parking REIT, Inc.

By: _____
Name:
Title:

TERMINATION OF REGISTRATION RIGHTS AGREEMENT

THIS TERMINATION OF REGISTRATION RIGHTS AGREEMENT (this "Termination"), dated as of _____, 2021, by and among The Parking REIT, Inc., a Maryland corporation (the "Company"), and MVP Realty Advisors, LLC dba The Parking REIT Advisors, Michael V. Shustek, Vestin Realty Mortgage I, Inc. and Vestin Realty Mortgage II, Inc. (collectively, the "Stockholders").

WITNESSETH:

WHEREAS, the Company and the Stockholders are party to that certain Registration Rights Agreement, dated as of March 29, 2019 (the "Registration Rights Agreement");

WHEREAS, the Stockholders had rights, among other things, to request that shares of the Company's Common Stock (this and all other capitalized terms used herein and not otherwise defined herein shall have the meanings prescribed therefor in the Registration Rights Agreement) owned by them be included in a registered public offering of the Company's Common Stock;

WHEREAS, Section 11(d) of the Registration Rights Agreement provides that the Registration Rights Agreement may be terminated in a writing executed by the Company and the Stockholders holding at least a majority of the Registrable Shares; and

WHEREAS, the Company and the Stockholders desire to terminate the Registration Rights Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Registration Rights Agreement is hereby terminated as of the date hereof and shall hereafter have no further force or effect. Each party hereby agrees that none of the parties shall have any continuing or further obligations under the Registration Rights Agreement.

This Termination shall be governed by and construed in accordance with the laws of the State of Maryland, without giving effect to conflicts of law rules that would require or permit the application of the laws of another jurisdiction.

This Termination may be executed in any number of counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

[THE REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the undersigned have executed this Termination as of the date first set forth above.

THE PARKING REIT, INC.

By: _____
    Name
    Title:

MVP REALTY ADVISORS, LLC dba THE PARKING REIT ADVISORS

By: _____
    Name
    Title:

VESTIN REALTY MORTGAGE I, INC.

By: _____
    Name
    Title:

VESTIN REALTY MORTGAGE II, INC.

By: _____
    Name
    Title:

_____
Michael V. Shustek

Exhibit I

FIRST AMENDMENT TO SERVICES AGREEMENT

THIS FIRST AMENDMENT TO SERVICES AGREEMENT (this "Amendment"), dated as of _____, 2021, is by and among The Parking REIT, Inc., a Maryland corporation (the "Company"), MVP REIT II Operating Partnership, LP, a Delaware limited partnership (the "OP," and together with the Company and its Subsidiaries, each a "Company Party" and, collectively, the "Company Parties"), on the one hand, and Vestin Realty Mortgage I, Inc., a Maryland corporation ("VRMI"), Vestin Realty Mortgage II, Inc., a Maryland corporation ("VRMII"), MVP Realty Advisors, LLC, dba The Parking REIT Advisors, a Delaware limited liability company ("REIT Manager"), and Michael V. Shustek, an individual ("Shustek", together with VRMI, VRMII and REIT Manager, each, a "Manager Entity" and, collectively, the "Manager Entities"), on the other hand. The Company Parties and the Manager Entities are referred to herein each as a "Party" and collectively as the "Parties."

WITNESSETH:

WHEREAS, the Parties entered into a Services Agreement, dated as of March 29, 2019 (the "Services Agreement"), pursuant to which the Manager Entities provide certain services to the Company Parties, subject to the terms and conditions set forth therein;

WHEREAS, Color Up, LLC, a Delaware limited liability company (the "Purchaser"), the Company, the OP, VRMI, VRMII and Shustek (Shustek and, together with VRMI and VRMII, the "Advisor") have entered into an Equity Purchase and Contribution Agreement, dated as of January 8, 2021 (the "Purchase Agreement"), pursuant to which, among other things, (i) the Advisor sold, transferred, conveyed and contributed to the Purchaser shares of common stock, $0.0001 par value per share, of the Company owned or held by the Advisor in exchange for cash, and (ii) the Purchaser contributed, transferred and conveyed cash, certain technology and equity interests in certain real properties in exchange for newly issued limited partnership interests in the OP, in each case, subject to the terms and conditions set forth therein; and

WHEREAS, in connection with the transactions contemplated by the Purchase Agreement, the Parties desire to amend the Services Agreement in accordance with Section 8.2 thereof solely for the purposes set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.   Amendment to Section 3.1. Section 3.1 of the Services Agreement shall be deleted in its entirety and replaced by the following:

> "Section 3.1. Consulting Fee. Effective on the Closing of the Transactions (each as defined in the Purchase Agreement), the REIT Manager shall be entitled to receive a one-time consulting fee in consideration for the services rendered or to be rendered under this Agreement in an amount equal to $800,000 (the "Consulting Fee"), which amount shall be payable in cash by check or wire transfer, without state or federal tax withholding, in accordance with the instructions provided by REIT Manager to the Company."

Exhibit I

2.　　Amendment to Sections 5.1, 5.2, and 5.3.　In Sections 5.1 and 5.2 of the Services Agreement, the reference to "Article VIII" shall be amended to be a reference to "Article V".　In Section 5.3 of the Services Agreement, the blank space shall be a reference to Section 5.05 of the Contribution Agreement.

3.　　Amendment to Schedule A.　Schedule A to the Services Agreement shall be amended in full to be as set forth on Schedule A hereto.

4.　　No Other Changes.　Except as provided in this Amendment, there are no other changes to the Services Agreement, the terms of which remain in full force and effect.

5.　　Applicable Law.　This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to conflicts of law rules that would require or permit the application of the laws of another jurisdiction.

6.　　Counterparts.　This Amendment may be executed in any number of counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

[THE REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

Exhibit I

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first set forth above.

THE PARKING REIT, INC.

By: _____
    Name
    Title:

MVP REIT II OPERATING PARTNERSHIP, LP

By: _____
    Name: Michael V. Shustek
    Title: General Partner

MVP REALTY ADVISORS, LLC dba THE PARKING REIT ADVISORS

By: _____
    Name
    Title:

VESTIN REALTY MORTGAGE I, INC.

By: _____
    Name
    Title:

VESTIN REALTY MORTGAGE II, INC.

By: _____
    Name
    Title:

_____
Michael V. Shustek

Exhibit I

Schedule A – The Services

Each of the Manager Entities shall continue as a carve-out guarantor in favor of (1) Barclays Bank PLC in connection with Mabley Place Garage, (2) Barclays Bank PLC in connection with MVP Houston Saks, (3) Bank of America, N.A. in connection with MVP Detroit Center, and (4) Keybank National Association in connection with MVP St. Paul Holiday, until any such lender releases any Manager Entity from its carve-out guaranty.

Exhibit K

AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

MVP REIT II OPERATING PARTNERSHIP, LP

a Maryland limited partnership

____

THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION, UNLESS IN THE OPINION OF COUNSEL SATISFACTORY TO THE PARTNERSHIP THE PROPOSED SALE, TRANSFER OR OTHER DISPOSITION MAY BE EFFECTED WITHOUT REGISTRATION UNDER THE SECURITIES ACT AND UNDER APPLICABLE STATE SECURITIES OR "BLUE SKY" LAWS.

dated as of _________, 2021

TABLE OF CONTENTS

Exhibits List

AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF MVP REIT II OPERATING PARTNERSHIP, LP

THIS AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF MVP REIT II OPERATING PARTNERSHIP, LP, dated as of _____, 2021, is made and entered into by and among, The Parking REIT, Inc., a Maryland corporation, as the General Partner and the Persons from time to time party hereto, as limited partners.

WHEREAS, the Partnership (as defined herein) initially was formed pursuant to and in accordance with the Delaware Revised Uniform Limited Partnership Act by the filing of a Certificate of Limited Partnership with the Secretary of State of the State of Delaware on June 8, 2015 (the "*Formation Date*"), with the General Partner as the initial general partner.

WHEREAS, the initial general partner and the initial limited partner of the Partnership entered into a limited partnership agreement of the Partnership effective as of September 22, 2015 (the "*Original Partnership Agreement*");

WHEREAS, the Partnership was converted from a Delaware limited partnership to a Maryland limited partnership by the filing of a Certificate of Limited Partnership of the Partnership and Articles of Conversion with the SDAT (as defined herein) on _____, 2021; and

WHEREAS, the General Partner and the Partnership desire to adopt this Agreement in connection with the conversion of the Partnership to a Maryland limited partnership;

NOW, THEREFORE, BE IT RESOLVED, that, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Article 1
DEFINED TERMS

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement:

"*Act*" means the Maryland Revised Uniform Limited Partnership Act, Title 10 of the Corporations and Associations Article of the Annotated Code of Maryland, as it may be amended from time to time, and any successor to such statute.

"*Actions*" has the meaning set forth in Section 7.7 hereof.

"*Additional Funds*" has the meaning set forth in Section 4.3.A hereof.

"*Additional Limited Partner*" means a Person who is admitted to the Partnership as a limited partner pursuant to the Act and Section 4.2 and Section 12.2 hereof and who is shown as such on the books and records of the Partnership.

"***Adjusted Capital Account***" means, with respect to any Partner, the balance in such Partner's Capital Account as of the end of the relevant Partnership Year or other applicable period, after giving effect to the following adjustments:

(i)　　increase such Capital Account by any amounts that such Partner is obligated to restore pursuant to this Agreement upon liquidation of such Partner's Partnership Interest or that such Person is deemed to be obligated to restore pursuant to Regulations Section 1.704-1(b)(2)(ii)(c) or the penultimate sentence of each of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(ii)　　decrease such Capital Account by the items described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

The foregoing definition of "Adjusted Capital Account" is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"***Adjusted Capital Account Deficit***" means, with respect to any Partner, the deficit balance, if any, in such Partner's Adjusted Capital Account as of the end of the relevant Partnership Year or other applicable period.

"***Adjusted Net Income***" means for each Partnership Year or other applicable period, an amount equal to the Partnership's Net Income or Net Loss for such year or other period (other than any Net Income or Net Loss or items thereof allocated with respect to such year or other period prior to the allocation of Adjusted Net Income), computed without regard to the items set forth below; *provided*, that if the Adjusted Net Income for such year or other period is a negative number (i.e., a net loss), then the Adjusted Net Income for that year or other period shall be treated as if it were zero:

(i)　　Depreciation; and

(ii)　　Net gain or loss realized in connection with the actual or hypothetical sale of any or all of the assets of the Partnership, including but not limited to net gain or loss treated as realized in connection with an adjustment to the Gross Asset Value of the Partnership's assets as set forth in the definition of "Gross Asset Value."

"***Adjustment Event***" has the meaning set forth in Section 18.3 hereof.

"***Adjustment Factor***" means 1.0; *provided*, *however*, that in the event that:

(i)　　the General Partner (a) declares or pays a dividend on its outstanding REIT Shares wholly or partly in REIT Shares or makes a distribution to all holders of its outstanding REIT Shares wholly or partly in REIT Shares, (b) splits or subdivides its outstanding REIT Shares or (c) effects a reverse stock split or otherwise combines its outstanding REIT Shares into a smaller number of REIT Shares, the Adjustment Factor shall be adjusted by multiplying the Adjustment Factor previously in effect by a fraction, (1) the numerator of which shall be the number of REIT Shares issued and outstanding on the record date for such dividend, distribution, split, subdivision, reverse split or combination (assuming for such purposes that such dividend, distribution, split, subdivision, reverse split or combination has occurred as of such time) and (2) the denominator of which shall be the actual number of REIT Shares (determined without the above assumption) issued and outstanding on the record date for such dividend, distribution, split, subdivision, reverse split or combination;

(ii)   the General Partner distributes any rights, options or warrants to all holders of its REIT Shares to subscribe for or to purchase or to otherwise acquire REIT Shares, or other securities or rights convertible into, exchangeable for or exercisable for REIT Shares (other than REIT Shares issuable pursuant to a Qualified DRIP / COPP), at a price per share less than the Value of a REIT Share on the record date for such distribution (each a "***Distributed Right***"), then, as of the distribution date of such Distributed Rights or, if later, the time such Distributed Rights become exercisable, the Adjustment Factor shall be adjusted by multiplying the Adjustment Factor previously in effect by a fraction (a) the numerator of which shall be the number of REIT Shares issued and outstanding on the record date (or, if later, the date such Distributed Rights become exercisable) plus the maximum number of REIT Shares purchasable under such Distributed Rights and (b) the denominator of which shall be the number of REIT Shares issued and outstanding on the record date (or, if later, the date such Distributed Rights become exercisable) plus a fraction (1) the numerator of which is the maximum number of REIT Shares purchasable under such Distributed Rights times the minimum purchase price per REIT Share under such Distributed Rights and (2) the denominator of which is the Value of a REIT Share as of the record date (or, if later, the date such Distributed Rights become exercisable); *provided*, *however*, that, if any such Distributed Rights expire or become no longer exercisable, then the Adjustment Factor shall be adjusted, effective retroactive to the date of distribution of the Distributed Rights (or, if applicable, the later time that the Distributed Rights became exercisable), to reflect a reduced maximum number of REIT Shares or any change in the minimum purchase price for the purposes of the above fraction; and

(iii)   the General Partner shall, by dividend or otherwise, distribute to all holders of its REIT Shares evidences of its indebtedness or assets (including securities, but excluding any dividend or distribution referred to in subsection (i) or (ii) above), which evidences of indebtedness or assets relate to assets not received by the General Partner pursuant to a pro rata distribution by the Partnership, then the Adjustment Factor shall be adjusted to equal the amount determined by multiplying the Adjustment Factor in effect immediately prior to the close of business as of the applicable record date by a fraction (a) the numerator of which shall be such Value of a REIT Share as of the record date and (b) the denominator of which shall be the Value of a REIT Share as of the record date less the then fair market value (as determined by the General Partner, whose determination shall be conclusive) of the portion of the evidences of indebtedness or assets so distributed applicable to one REIT Share.

Notwithstanding the foregoing, no adjustments to the Adjustment Factor will be made for any class or series of Limited Partnership Interests to the extent that the Partnership makes or effects any correlative distribution or payment to all of the Partners holding Partnership Interests of such class or series, or effects any correlative split or reverse split in respect of the Partnership Interests of such class or series. Any adjustments to the Adjustment Factor shall become effective immediately after such event, retroactive to the record date, if any, for such event. For illustrative purposes, examples of adjustments to the Adjustment Factor are set forth on Exhibit A attached hereto.

"*Affiliate*" means, with respect to any Person, any Person directly or indirectly controlling or controlled by or under common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"*Agreement*" means this Amended and Restated Limited Partnership Agreement of MVP REIT II Operating Partnership, LP, as now or hereafter amended, restated, modified, supplemented or replaced.

"*Applicable Percentage*" means the proportion of a Tendering Party's Tendered Common Units that will be acquired by the General Partner for REIT Shares in accordance with Section 15.1 to the Tendering Party's Tendered Common Units.

"*Appraisal*" means, with respect to any assets, the written opinion of an independent third party experienced in the valuation of similar assets, selected by the General Partner in good faith. Such opinion may be in the form of an opinion by such independent third party that the value for such property or asset as set by the General Partner is fair, from a financial point of view, to the Partnership.

"*Approval Right Termination Date*" means the first date on which the Specified Limited Partners and any of their Affiliates (whether or not such Affiliates are or become Limited Partners pursuant to this Agreement) own less than 9.8% of the aggregate number of REIT Shares and Common Units acquired by the initial Specified Limited Partner and its Affiliates on _____, 2021, pursuant to that certain Equity Purchase and Contribution Agreement, dated as of January 8, 2021, by and among the General Partner, the Partnership, the initial Specified Limited Partner, and certain other persons.

"*Assignee*" means a Person to whom a Partnership Interest has been Transferred in a manner permitted under this Agreement, but who has not become a Substituted Limited Partner, and who has the rights set forth in Section 11.5 hereof.

"*Assumed Tax Rate*" has the meaning set forth in Section 5.3 hereof.

"*Available Cash*" means, with respect to any period for which such calculation is being made,

> (i)   the sum, without duplication, of:
>
> > (1)   the Partnership's Net Income or Net Loss (as the case may be) for such period,

(2)   Depreciation and all other noncash charges to the extent deducted in determining Net Income or Net Loss for such period,

(3)   the amount of any reduction in reserves of the Partnership referred to in clause (ii)(6) below (including, without limitation, reductions resulting because the General Partner determines such amounts are no longer necessary),

(4)   the excess, if any, of the net cash proceeds from the sale, exchange, disposition, financing or refinancing of Partnership property for such period over the gain (or loss, as the case may be) recognized from such sale, exchange, disposition, financing or refinancing during such period (excluding Terminating Capital Transactions), and

(5)   all other cash received (including amounts previously accrued as Net Income and amounts of deferred income) or any net amounts borrowed by the Partnership for such period that was not included in determining Net Income or Net Loss for such period;

(ii)   less the sum, without duplication, of:

(1)   all principal debt payments made during such period by the Partnership,

(2)   capital expenditures made by the Partnership during such period,

(3)   investments in any entity (including loans made thereto) to the extent that such investments are not otherwise described in clause (ii)(1) or clause (ii)(2) above,

(4)   all other expenditures and payments not deducted in determining Net Income or Net Loss for such period (including amounts paid in respect of expenses previously accrued),

(5)   any amount included in determining Net Income or Net Loss for such period that was not received by the Partnership during such period,

(6)   the amount of any increase in reserves (including, without limitation, working capital reserves) established during such period that the General Partner determines are necessary or appropriate in its sole and absolute discretion,

(7)   any amount distributed or paid in redemption of any Limited Partner Interest or Partnership Units, including, without limitation, any Cash Amount paid, and

(8)   the amount of any working capital accounts and other cash or similar balances that the General Partner determines to be necessary or appropriate in its sole and absolute discretion.

Notwithstanding the foregoing, Available Cash shall not include (a) any cash received or reductions in reserves, or take into account any disbursements made, or reserves established, after dissolution and the commencement of the liquidation and winding up of the Partnership or (b) any Capital Contributions, whenever received or any payments, expenditures or investments made with such Capital Contributions.

"***Bipartisan Budget Act***" means the Bipartisan Budget Act of 2015 (P.L. 114-74).

"***Board of Directors***" means the Board of Directors of the General Partner.

"***Business Day***" means any day except a Saturday, Sunday or other day on which commercial banks in The City of New York, New York or Las Vegas, Nevada are authorized by law to close except that, for purposes of Article 17 and Article 18, the term "Business Day" means any day, other than a Saturday or a Sunday, which is not a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.

"***Capital Account***" means, with respect to any Partner, the capital account maintained by the General Partner for such Partner on the Partnership's books and records in accordance with the following provisions:

     (i)   To each Partner's Capital Account, there shall be added such Partner's Capital Contributions, such Partner's distributive share of Net Income and any items in the nature of income or gain that are specially allocated pursuant to Section 6.2.G, 6.2.H, 6.2.I and 6.2.J or Section 6.3 hereof, and the amount of any Partnership liabilities assumed by such Partner or that are secured by any property distributed to such Partner.

     (ii)   From each Partner's Capital Account, there shall be subtracted the amount of cash and the Gross Asset Value of any Partnership property distributed to such Partner pursuant to any provision of this Agreement, such Partner's distributive share of Net Losses and any items in the nature of expenses or losses that are specially allocated pursuant Section 6.2.G, 6.2.H, 6.2.I and 6.2.J or Section 6.3 hereof, and the amount of any liabilities of such Partner assumed by the Partnership or that are secured by any property contributed by such Partner to the Partnership (except to the extent already reflected in the amount of such Partner's Capital Contribution).

     (iii)   In the event any interest in the Partnership is Transferred in accordance with the terms of this Agreement (which Transfer does not result in the termination of the Partnership for U.S. federal income tax purposes), the transferee shall succeed to the Capital Account of the transferor to the extent that it relates to the Transferred interest.

     (iv)   In determining the amount of any liability for purposes of subsections (i) and (ii) hereof, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

     (v)   The provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations promulgated under Section 704 of the Code, and shall be interpreted and applied in a manner consistent with such Regulations. If the General Partner shall determine that it is necessary or appropriate to modify the manner in which the Capital Accounts are maintained in order to comply with such Regulations, the General Partner may make such modification, provided that such modification is not likely to have any material effect on the amounts distributable to any Partner pursuant to Article 13 hereof upon the dissolution of the Partnership. The General Partner may, in its sole discretion, (a) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Partners and the amount of Partnership capital reflected on the Partnership's balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(q) and (b) make any modifications that are necessary or appropriate in the event that unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b) or Section 1.704-2.

"*Capital Account Limitation*" means (x) the Economic Capital Account Balance of such Limited Partner, to the extent attributable to his or her ownership of LTIP Units or Performance Units, as applicable, divided by (y) the Common Unit Economic Balance, in each case as determined as of the effective date of conversion.

"*Capital Contribution*" means, with respect to any Partner, the amount of money and the initial Gross Asset Value of any Contributed Property that such Partner contributes or is deemed to contribute to the Partnership pursuant to Article 4 hereof.

"*Capital Share*" means a share of any class or series of stock of the General Partner now or hereafter authorized other than a REIT Share.

"*Cash Amount*" means an amount of cash equal to the product of (i) the Value of a REIT Share and (ii) the REIT Shares Amount determined as of the applicable Valuation Date.

"*Certificate*" means the Certificate of Limited Partnership of the Partnership filed with the SDAT, as amended from time to time in accordance with the terms hereof and the Act.

"*Charity*" means an entity described in Section 501(c)(3) of the Code or any trust all the beneficiaries of which are such entities.

"*Charter*" means the charter of the General Partner, within the meaning of Section 1-101(f) of the Maryland General Corporation Law.

"*Closing Price*" has the meaning set forth in the definition of "Value."

"*COD Income*" has the meaning set forth in Section 6.2.I hereof.

"*Code*" means the Internal Revenue Code of 1986, as amended and in effect from time to time or any successor statute thereto, as interpreted by the applicable Regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

"*Common Equivalent Unit*" means a Common Unit, an LTIP Unit, a Performance Unit or any other unit or fractional, undivided share of the Partnership Interests that the General Partner has authorized pursuant to Section 4.1, Section 4.2 or Section 4.3 hereof that is neither a Preferred

Unit nor any other Partnership Unit that is specified in a Partnership Unit Designation as being other than a Common Equivalent Unit; *provided*, *however*, that the General Partner Interest and the Limited Partner Interests shall have the differences in rights and privileges as specified in this Agreement.

"*Common Limited Partner*" means any Limited Partner that is a Holder of Common Units, including any Substituted Common Limited Partner, in its capacity as such.

"*Common Unit*" means a fractional, undivided share of the Partnership Interests of all Partners issued pursuant to Sections 4.1 and 4.2 hereof, but does not include any Preferred Unit, LTIP Unit, Performance Unit or any other Partnership Unit specified in a Partnership Unit Designation as being other than a Common Unit; *provided*, *however*, that the General Partner Interest and the Limited Partner Interests shall have the differences in rights and privileges as specified in this Agreement.

"*Common Unit Economic Balance*" means (i) the Capital Account balance of the General Partner, plus the amount of the General Partner's share of any Partner Minimum Gain or Partnership Minimum Gain, in either case to the extent attributable to the General Partner's ownership of Common Units and computed on a hypothetical basis after taking into account all allocations through the date on which any allocation is made under Section 6.2.F hereof, divided by (ii) the number of the General Partner's Common Units.

"*Common Unit Notice of Redemption*" means the Common Unit Notice of Redemption substantially in the form of Exhibit B attached to this Agreement.

"*Compensatory Units*" has the meaning set forth in Section 4.2.B.

"*Consent*" means the consent to, approval of, or vote in favor of a proposed action by a Partner given in accordance with Article 14 hereof. The terms "*Consented*" and "*Consenting*" have correlative meanings.

"*Consent of the Common Limited Partners*" means the Consent of a Majority in Interest of the Common Limited Partners, which Consent shall be obtained prior to the taking of any action for which it is required by this Agreement and, except as otherwise provided in this Agreement, may be given or withheld by each Common Limited Partner in its sole and absolute discretion.

"*Consent of the General Partner*" means the Consent of the sole General Partner, which Consent, except as otherwise specifically required by this Agreement, may be obtained prior to or after the taking of any action for which it is required by this Agreement and may be given or withheld by the General Partner in its sole and absolute discretion.

"*Consent of the Limited Partners*" means the Consent of a Majority in Interest of the Limited Partners, which Consent shall be obtained prior to the taking of any action for which it is required by this Agreement and, except as otherwise provided in this Agreement, may be given or withheld by each Limited Partner in its sole and absolute discretion.

"*Consent of the Partners*" means the Consent of the General Partner and the Consent of a Majority in Interest of the Partners, which Consent shall be obtained prior to the taking of any action for which it is required by this Agreement and, except as otherwise provided in this Agreement, may be given or withheld by the General Partner or the Limited Partners in their sole and absolute discretion; *provided*, *however*, that if any such action affects only certain classes or series of Partnership Interests, "Consent of the Partners" means the Consent of the General Partner and the Consent of a Majority in Interest of Partners of the affected classes or series of Partnership Interests.

"***Constituent Person***" has the meaning set forth in Section 18.9.F hereof.

"***Contributed Property***" means each Property or other asset, in such form as may be permitted by the Act, but excluding cash, contributed or deemed contributed to the Partnership (or deemed contributed by the Partnership to a "new" partnership pursuant to Code Section 708).

"***Controlled Entity***" means, as to any Partner, (a) any corporation more than fifty percent (50%) of the outstanding voting stock of which is owned by such Partner or such Partner's Family Members or Affiliates, (b) any trust, whether or not revocable, of which such Partner or such Partner's Family Members or Affiliates are the sole beneficiaries, (c) any partnership of which such Partner or its Affiliates are the managing partners and in which such Partner, such Partner's Family Members or Affiliates hold partnership interests representing at least twenty-five percent (25%) of such partnership's capital and profits and (d) any limited liability company of which such Partner or its Affiliates are the managers and in which such Partner, such Partner's Family Members or Affiliates hold membership interests representing at least twenty-five percent (25%) of such limited liability company's capital and profits.

"***Conversion Date***" has the meaning set forth in Section 18.9.B hereof.

"***Conversion Notice***" has the meaning set forth in Section 18.9.B hereof.

"***Conversion Right***" has the meaning set forth in Section 18.9.A hereof.

"***Cut-Off Date***" means the fifth (5th) Business Day after the General Partner's receipt of a Common Unit Notice of Redemption.

"***Debt***" means, as to any Person, as of any date of determination: (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services; (ii) all amounts owed by such Person to banks or other Persons in respect of reimbursement obligations under letters of credit, surety bonds and other similar instruments guaranteeing payment or other performance of obligations by such Person; (iii) all indebtedness for borrowed money or for the deferred purchase price of property or services secured by any lien on any property owned by such Person, to the extent attributable to such Person's interest in such property, even though such Person has not assumed or become liable for the payment thereof; and (iv) lease obligations of such Person that, in accordance with generally accepted accounting principles, should be capitalized.

"***Depreciation***" means, for each Partnership Year or other applicable period, an amount equal to the federal income tax depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; *provided*, *however*, that if the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the General Partner.

"***Designated Individual***" has the meaning set forth in Section 10.3.A hereof.

"***Disregarded Entity***" means, with respect to any Person, (i) any "qualified REIT subsidiary" (within the meaning of Code Section 856(i)(2)) of such Person, (ii) any entity treated as a disregarded entity for federal income tax purposes with respect to such Person, or (iii) any grantor trust if the sole owner of the assets of such trust for federal income tax purposes is such Person.

"***Distributed Right***" has the meaning set forth in the definition of "Adjustment Factor."

"***Economic Capital Account Balance***" means, with respect to a Holder of LTIP Units or a Holder of Performance Units, as applicable, its Capital Account balance, plus the amount of its share of any Partner Minimum Gain or Partnership Minimum Gain, in either case to the extent attributable to its ownership of LTIP Units or Performance Units, as applicable.

"***Eligible Unit***" means, as of the time any Liquidating Gain is available to be allocated to an LTIP Unit or a Performance Unit, an LTIP Unit or Performance Unit to the extent, since the date of issuance of such LTIP Unit or Performance Unit, such Liquidating Gain when aggregated with other Liquidating Gains realized since the date of issuance of such LTIP Unit or Performance Unit exceeds Liquidating Losses realized since the date of issuance of such LTIP Unit or Performance Unit, as applicable.

"***Equity Plan***" means the Plans and any other option, stock, unit, appreciation right, phantom equity or other incentive equity or equity-based compensation plan or program, including any Stock Option Plan, in each case, now or hereafter adopted by the Partnership or the General Partner, including the Plans.

"***ERISA***" means the Employee Retirement Income Security Act of 1974, as amended.

"***Estimated Tax Periods***" means the periods from January 1 to March 31, from April 1 to May 31, from June 1 to August 31, and from September 1 to December 31, which may be adjusted by the General Partner to the extent necessary to take into account changes in estimated tax payment due dates for U.S. federal income taxes under applicable law.

"***Exchange Act***" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder and any successor statute thereto.

"***Family Members***" means, as to a Person that is an individual, such Person's spouse, ancestors, descendants (whether by blood or by adoption or step-descendants by marriage), brothers and sisters, nieces and nephews and *inter vivos* or testamentary trusts (whether revocable or irrevocable) of which only such Person and his or her spouse, ancestors, descendants (whether by blood or by adoption or step-descendants by marriage), brothers and sisters and nieces and nephews are beneficiaries.

"*Flow-Through Entity*" has the meaning set forth in Section 3.4.C hereof.

"*Flow-Through Partners*" has the meaning set forth in Section 3.4.C hereof.

"*Forced Conversion*" has the meaning set forth in Section 18.9.C hereof.

"*Forced Conversion Notice*" has the meaning set forth in Section 18.9.C hereof.

"*Formation Date*" has the meaning set forth in the Recitals hereof.

"*Funding Debt*" means any Debt incurred by or on behalf of the General Partner for the purpose of providing funds to the Partnership.

"*General Partner*" means The Parking REIT, Inc. and its successors and assigns, in each case, that is admitted from time to time to the Partnership as a general partner pursuant to the Act and this Agreement, in such Person's capacity as a general partner of the Partnership.

"*General Partner Affiliate*" means any Affiliates of the General Partner, each of which shall be designated as a "General Partner Affiliate" and shown as such in the books and records of the Partnership.

"*General Partner Interest*" means the entire Partnership Interest held by a General Partner hereof, which Partnership Interest may be expressed as a number of Common Units, Preferred Units or any other Partnership Units.

"*General Partner Loan*" has the meaning set forth in Section 4.3.D hereof.

"*Gross Asset Value*" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i)   The initial Gross Asset Value of any asset contributed by a Partner to the Partnership shall be the gross fair market value of such asset on the date of contribution, as determined by the General Partner and agreed to by the contributing Person.

(ii)   The Gross Asset Values of all Partnership assets immediately prior to the occurrence of any event described in clauses (1) through (5) below shall be adjusted to equal their respective gross fair market values, as determined by the General Partner using such reasonable method of valuation as it may adopt, as of the following times:

(1)   the acquisition of an additional interest in the Partnership (other than in connection with the execution of this Agreement but including, without limitation, acquisitions pursuant to Section 4.2 hereof or contributions or deemed contributions by the General Partner pursuant to Section 4.2 hereof) by a new or existing Partner in exchange for more than a *de minimis* Capital Contribution, if the

General Partner reasonably determines that such adjustment is necessary or appropriate to reflect the relative interests of the Partners in the Partnership;

(2)   the distribution by the Partnership to a Partner of more than a *de minimis* amount of Partnership property as consideration for an interest in the Partnership, if the General Partner reasonably determines that such adjustment is necessary or appropriate to reflect the relative interests of the Partners in the Partnership;

(3)   the liquidation of the Partnership within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g);

(4)   the grant of an interest in the Partnership (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of the Partnership by an existing Partner acting in a partner capacity, or by a new Partner acting in a partner capacity or in anticipation of becoming a Partner of the Partnership (including the grant of an LTIP Unit or Performance Unit), if the General Partner reasonably determines that such adjustment is necessary or appropriate to reflect the relative interests of the Partners in the Partnership; and

(5)   at such other times as the General Partner shall reasonably determine necessary or advisable in order to comply with Regulations Sections 1.704-1(b) and 1.704-2.

(iii)   The Gross Asset Value of any Partnership asset distributed to a Partner shall be the gross fair market value of such asset on the date of distribution, as determined by the General Partner.

(iv)   The Gross Asset Values of Partnership assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m); *provided*, *however*, that Gross Asset Values shall not be adjusted pursuant to this subsection (iv) to the extent that the General Partner reasonably determines that an adjustment pursuant to subsection (ii) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (iv).

(v)   If the Gross Asset Value of a Partnership asset has been determined or adjusted pursuant to subsection (i), subsection (ii) or subsection (iv) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Income and Net Losses.

(vi)   If any Unvested LTIP Units are forfeited, as described in Section 18.2.B, or any Unvested Performance Units are forfeited, as described in Section 19.2.B, then in each case, upon such forfeiture, the Gross Asset Value of the Partnership's assets shall be reduced by the amount of any reduction of such Partner's Capital Account attributable to the forfeiture of such LTIP Units or Performance Units, as applicable.

"***Hart-Scott-Rodino Act***" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"***Holder***" means either (a) a Partner or (b) an Assignee owning a Partnership Interest.

"***Incapacity***" or "***Incapacitated***" means: (i) as to any Partner who is an individual, death, total physical disability or entry by a court of competent jurisdiction adjudicating such Partner incompetent to manage his or her person or his or her estate; (ii) as to any Partner that is a corporation or limited liability company, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter; (iii) as to any Partner that is a partnership, the dissolution and commencement of winding up of the partnership; (iv) as to any Partner that is an estate, the distribution by the fiduciary of the estate's entire interest in the Partnership; (v) as to any trustee of a trust that is a Partner, the termination of the trust (but not the substitution of a new trustee); or (vi) as to any Partner, the bankruptcy of such Partner. For purposes of this definition, bankruptcy of a Partner shall be deemed to have occurred when (a) the Partner commences a voluntary proceeding seeking liquidation, reorganization or other relief of or against such Partner under any bankruptcy, insolvency or other similar law now or hereafter in effect, (b) the Partner is adjudged as bankrupt or insolvent, or a final and non-appealable order for relief under any bankruptcy, insolvency or similar law now or hereafter in effect has been entered against the Partner, (c) the Partner executes and delivers a general assignment for the benefit of the Partner's creditors, (d) the Partner files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Partner in any proceeding of the nature described in clause (b) above, (e) the Partner seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator for the Partner or for all or any substantial part of the Partner's properties, (f) any proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law now or hereafter in effect has not been dismissed within one hundred twenty (120) days after the commencement thereof, (g) the appointment without the Partner's consent or acquiescence of a trustee, receiver or liquidator has not been vacated or stayed within ninety (90) days of such appointment, or (h) an appointment referred to in clause (g) above is not vacated within ninety (90) days after the expiration of any such stay.

"***Indemnitee***" means (i) any Person subject to a claim or demand, or made a party or threatened to be made a party to a proceeding, by reason of its status as (a) the General Partner or (b) a director of the General Partner or an officer or employee of the Partnership or the General Partner and (ii) such other Persons (including Affiliates of the General Partner or the Partnership) as the General Partner may designate from time to time (whether before or after the event giving rise to potential liability), in its sole and absolute discretion.

"***Initial Holding Period***" means as to any Qualifying Party or any of their successors-in-interest, a period ending on the day before the first six-month anniversary of such Qualifying Party's first becoming a Holder of Limited Partnership Interests; *provided*, *however*, that the General Partner may, in its sole and absolute discretion, by written agreement with a Qualifying Party, shorten or lengthen the Initial Holding Period applicable to such Qualifying Party and its successors-in-interest to a period of shorter or longer than six (6) months. For sake of clarity, as applied to a Common Unit that is issued upon conversion of an LTIP Unit or a Performance Unit pursuant to Section 18.9 or Section 19.9, respectively (and subject to the proviso in the immediately preceding sentence, if applicable), the Initial Holding Period of such Common Unit shall end on the day before the first six-month anniversary of the date that the underlying LTIP Unit or Performance Unit was first issued.

"*IRS*" means the United States Internal Revenue Service.

"*Limited Partner*" means any Person that is admitted from time to time to the Partnership as a limited partner pursuant to the Act and this Agreement and has not ceased to be a limited partner, including any Substituted Limited Partner or Additional Limited Partner, in such Person's capacity as a limited partner of the Partnership.

"*Limited Partner Interest*" means a Partnership Interest of a Limited Partner in the Partnership representing a fractional part of the Partnership Interests of all Limited Partners and includes any and all benefits to which the holder of such a Partnership Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Limited Partner Interest may be expressed as a number of Common Units, Preferred Units or other Partnership Units.

"*Liquidating Event*" has the meaning set forth in Section 13.1 hereof.

"*Liquidating Gains*" means any net gain realized in connection with the actual or hypothetical sale of all or substantially all of the assets of the Partnership (including upon the occurrence of any Liquidating Event or Terminating Capital Transaction), including but not limited to net gain realized in connection with an adjustment to the Gross Asset Value of Partnership assets under the definition of Gross Asset Value in Article 1 of this Agreement.

"*Liquidating Losses*" means any net loss realized in connection with the actual or hypothetical sale of all or substantially all of the assets of the Partnership (including upon the occurrence of any Liquidating Event or Terminating Capital Transaction), including but not limited to net loss realized in connection with an adjustment to the Gross Asset Value of Partnership assets under the definition of Gross Asset Value in Article 1 of this Agreement.

"*Liquidator*" has the meaning set forth in Section 13.2.A hereof.

"*LTIP Unit Agreement*" means any written agreement(s) between the Partnership and any recipient of LTIP Units evidencing the terms and conditions of any LTIP Units, including any vesting, forfeiture and other terms and conditions as may apply to such LTIP Units, consistent with the terms hereof and of the Plans (or other applicable Equity Plan governing such LTIP Units).

"*LTIP Unit Distribution Payment Date*" has the meaning set forth in Section 18.4.C hereof.

"*LTIP Units*" means the Partnership Units designated as such having the rights, powers, privileges, restrictions, qualifications and limitations set forth herein, in the Plans and under the applicable LTIP Unit Agreement. LTIP Units can be issued in one or more classes, or one or more series of any such classes bearing such relationship to one another as to allocations, distributions, and other rights as the General Partner shall determine in its sole and absolute discretion subject to Maryland law and this Agreement.

"***Majority in Interest of the Common Limited Partners***" means Common Limited Partners (other than any Common Limited Partner fifty percent (50%) or more of whose equity is owned, directly or indirectly, by the General Partner) holding in the aggregate Percentage Interests that are greater than fifty percent (50%) of the aggregate Percentage Interests of all such Common Limited Partners entitled to Consent to or withhold Consent from a proposed action.

"***Majority in Interest of the Limited Partners***" means Limited Partners (other than any Limited Partner fifty percent (50%) or more of whose equity is owned, directly or indirectly, by the General Partner) holding in the aggregate Percentage Interests that are greater than fifty percent (50%) of the aggregate Percentage Interests of all such Limited Partners entitled to Consent to or withhold Consent from a proposed action.

"***Majority in Interest of the Partners***" means Partners holding in the aggregate Percentage Interests that are greater than fifty percent (50%) of the aggregate Percentage Interests of all Partners entitled to Consent to or withhold Consent from a proposed action.

"***Market Price***" has the meaning set forth in the definition of "Value."

"***Maryland Courts***" has the meaning set forth in Section 15.9.B hereof.

"***Net Income***" or "***Net Loss***" means, for each Partnership Year or other applicable period, an amount equal to the Partnership's taxable income or loss for such year or other period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) Any income of the Partnership that is exempt from federal income tax and not otherwise taken into account in computing Net Income (or Net Loss) pursuant to this definition of "Net Income" or "Net Loss" shall be added to (or subtracted from, as the case may be) such taxable income (or loss);

(ii) Any expenditure of the Partnership described in Code Section 705(a)(2)(B) or treated as a Code Section 705(a)(2)(B) expenditure pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Income (or Net Loss) pursuant to this definition of "Net Income" or "Net Loss," shall be subtracted from (or added to, as the case may be) such taxable income (or loss);

(iii) In the event the Gross Asset Value of any Partnership asset is adjusted pursuant to subsection (ii) or subsection (iii) of the definition of "Gross Asset Value," the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Income or Net Loss;

(iv) Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(v)　In lieu of the depreciation, amortization and other cost recovery deductions that would otherwise be taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Partnership Year or other applicable period;

(vi)　To the extent that an adjustment to the adjusted tax basis of any Partnership asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Partner's interest in the Partnership, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Income or Net Loss;

(vii)　Notwithstanding any other provision of this definition of "Net Income" or "Net Loss," any item that is specially allocated pursuant to Article 6 hereof shall not be taken into account in computing Net Income or Net Loss. The amounts of the items of Partnership income, gain, loss or deduction available to be specially allocated pursuant to Section 6.2.G, 6.2.H, 6.2.I and 6.2.J or Section 6.3 hereof shall be determined by applying rules analogous to those set forth in this definition of "Net Income" or "Net Loss;" and

(viii)　To the extent any Adjusted Net Income has been allocated for a Partnership Year or other applicable period, the terms Net Income and Net Loss for that year or other period shall thereafter refer to the remaining items of Net Income or Net Loss, as applicable.

"*New Securities*" means (i) any rights, options, warrants or convertible or exchangeable securities having the right to subscribe for or purchase REIT Shares or Preferred Shares, excluding grants under the Stock Option Plans, or (ii) any Debt issued by the General Partner that provides any of the rights described in clause (i).

"*Nonrecourse Deductions*" has the meaning set forth in Regulations Section 1.704-2(b)(1), and the amount of Nonrecourse Deductions for a Partnership Year shall be determined in accordance with the rules of Regulations Section 1.704-2(c).

"*Nonrecourse Liability*" has the meaning set forth in Regulations Sections 1.704-2(b)(3) and 1.752-1(a)(2).

"*Optionee*" means a Person to whom a stock option is granted under any Stock Option Plan.

"*Original Partnership Agreement*" has the meaning set forth in the Recitals hereof.

"*Ownership Limit*" means, with respect to any Person, the applicable restriction or restrictions on the ownership and transfer of stock of the General Partner imposed under the Charter, as such restrictions may be modified for any Excepted Holder (as such term is defined in the Charter) pursuant to an Excepted Holder Limit (as such term is defined in the Charter).

"***Parity Preferred Unit***" means any class or series of Partnership Interests of the Partnership now or hereafter issued and outstanding, which, by its terms ranks on a parity with the Series A Preferred Units or Series 1 Preferred Units, as applicable, with respect to distributions or rights upon voluntary or involuntary liquidation, dissolution or winding up of the Partnership, or both, as the context may require.

"***Partner***" means the General Partner or a Limited Partner, and "Partners" means the General Partner and the Limited Partners.

"***Partner Minimum Gain***" means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if such Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

"***Partner Nonrecourse Debt***" has the meaning set forth in Regulations Section 1.704-2(b)(4).

"***Partner Nonrecourse Deductions***" has the meaning set forth in Regulations Section 1.704-2(i)(2), and the amount of Partner Nonrecourse Deductions with respect to a Partner Nonrecourse Debt for a Partnership Year shall be determined in accordance with the rules of Regulations Section 1.704-2(i)(2).

"***Partnership***" means the limited partnership formed and continued under the Act and pursuant to this Agreement, and any successor thereto.

"***Partnership Employee***" means an employee or other service provider of the Partnership or an employee of a Subsidiary of the Partnership, if any, acting in such capacity.

"***Partnership Equivalent Units***" shall have the meaning set forth in Section 4.7.A hereof.

"***Partnership Interest***" means an ownership interest in the Partnership held by either a Limited Partner or a General Partner and includes any and all benefits to which the holder of such a Partnership Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. There may be one or more classes or series of Partnership Interests. A Partnership Interest may be expressed as a number of Common Units, Preferred Units or other Partnership Units. The Partnership Interests represented by the Common Units, the Series A Preferred Units and the Series 1 Preferred Units and each such type of Unit is a separate class of Partnership Interest for purposes of this Agreement.

"***Partnership Minimum Gain***" has the meaning set forth in Regulations Section 1.704-2(b)(2), and the amount of Partnership Minimum Gain, as well as any net increase or decrease in Partnership Minimum Gain, for a Partnership Year shall be determined in accordance with the rules of Regulations Section 1.704-2(d).

"***Partnership Record Date***" means the record date established by the General Partner for the purpose of determining the Partners entitled to notice of or to vote at any meeting of Partners or to consent to any matter, or to receive any distribution or the allotment of any other rights, or in order to make a determination of Partners for any other proper purpose, which, in the case of a distribution of Available Cash pursuant to Section 5.1 hereof, shall generally be the same as the record date established by the General Partner for a distribution to its stockholders of some or all of its portion of such distribution or, as applicable, any Series A Distribution Record Date or Series 1 Distribution Record Date.

"*Partnership Representative*" shall have the meaning set forth in Section 10.3.A hereof.

"*Partnership Unit*" means a Common Unit, a Preferred Unit, an LTIP Unit, a Performance Unit or any other unit or fractional, undivided share of the Partnership Interests that the General Partner has authorized pursuant to Section 4.1, Section 4.2 or Section 4.3 hereof.

"*Partnership Unit Designation*" shall have the meaning set forth in Section 4.2.A hereof.

"*Partnership Vote*" has the meaning set forth on Section 11.2.E hereof.

"*Partnership Year*" has the meaning set forth in Section 9.2 hereof.

"*Percentage Interest*" means, with respect to each Partner, the fraction, expressed as a percentage, the numerator of which is the aggregate number of Partnership Units of all classes and series held by such Partner and the denominator of which is the total number of Partnership Units of all classes and series held by all Partners; provided, however, that, to the extent applicable in context, the term "Percentage Interest" means, with respect to a Partner, the fraction, expressed as a percentage, the numerator of which is the aggregate number of Partnership Units of a specified class or series (or specified group of classes and/or series) held by such Partner and the denominator of which is the total number of Partnership Units of such specified class or series (or specified group of classes and/or series) held by all Partners.

"*Performance Unit Agreement*" means any written agreement(s) between the Partnership and any recipient of Performance Units evidencing the terms and conditions of any Performance Units, including any vesting, forfeiture and other terms and conditions as may apply to such Performance Units, consistent with the terms hereof and of the Plans (or other applicable Equity Plan governing such Performance Units).

"*Performance Unit Distribution Payment Date*" has the meaning set forth in Section 19.4.C hereof.

"*Performance Unit Sharing Percentage*" means ten percent (10%).

"*Performance Units*" means the Partnership Units designated as such having the rights, powers, privileges, restrictions, qualifications and limitations set forth herein, in the Plans and under the applicable Performance Unit Agreement. Performance Units can be issued in one or more classes, or one or more series of any such classes bearing such relationship to one another as to allocations, distributions, and other rights as the General Partner shall determine in its sole and absolute discretion subject to Maryland law and this Agreement.

"*Permitted Transfer*" has the meaning set forth in Section 11.3.A hereof.

"**Person**" means an individual or a corporation, partnership, trust, unincorporated organization, association, limited liability company or other entity.

"**Plans**" means The Parking REIT, Inc. Long-Term Incentive Plan and The Parking REIT, Inc. Independent Directors Compensation Plan.

"**Pledge**" has the meaning set forth in Section 11.3.A hereof.

"**Preferred Share**" means a share of stock of the General Partner of any class or series now or hereafter authorized or reclassified that has dividend rights, or rights upon liquidation, winding up and dissolution, that are superior or prior to the REIT Shares.

"**Preferred Unit**" means a fractional, undivided share of the Partnership Interests that the General Partner has authorized pursuant to Section 4.1 or Section 4.2 or Section 4.3 hereof that has distribution rights, or rights upon liquidation, winding up and dissolution, that are superior or prior to the Common Units. Preferred Units shall include, but not be limited to, Series A Preferred Units and Series 1 Preferred Units.

"**Properties**" means any assets and property of the Partnership such as, but not limited to, interests in real property and personal property, including, without limitation, fee interests, interests in ground leases, easements and rights of way, interests in limited liability companies, joint ventures or partnerships, interests in mortgages, and Debt instruments as the Partnership may hold from time to time and "Property" means any one such asset or property.

"**Proposed Section 83 Safe Harbor Regulation**" has the meaning set forth in Section 18.11 hereof.

"**Qualified DRIP / COPP**" means a dividend reinvestment plan or a cash option purchase plan of the General Partner that permits participants to acquire REIT Shares using the proceeds of dividends paid by the General Partner or cash of the participant, respectively; *provided*, *however*, that if such shares are offered at a discount, such discount must (i) be designed to pass along to the stockholders of the General Partner the savings enjoyed by the General Partner in connection with the avoidance of stock issuance costs, and (ii) not exceed 5% of the value of a REIT Share as computed under the terms of such plan.

"**Qualified Transferee**" means an "accredited investor" as defined in Rule 501 promulgated under the Securities Act.

"**Qualifying Party**" means (a) a Limited Partner, (b) an Assignee of a Limited Partner, or (c) a Person, including a lending institution as the pledgee of a Pledge, who is the transferee of a Limited Partner Interest in a Permitted Transfer; *provided*, *however*, that a Qualifying Party shall not include the General Partner.

"**Redemption**" has the meaning set forth in Section 15.1.A hereof.

"**Redemption Right**" has the meaning set forth in Section 15.1.A hereto.

"**Register**" has the meaning set forth in Section 4.1 hereof.

"**Registered REIT Share**" means any REIT Share issued by the General Partner pursuant to an effective registration statement under the Securities Act.

"**Regulations**" means the income tax regulations under the Code, whether such regulations are in proposed, temporary or final form, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"**Regulatory Allocations**" has the meaning set forth in Section 6.3.A(8) hereof.

"**REIT**" means a real estate investment trust qualifying under Code Section 856.

"**REIT Partner**" means (a) the General Partner or any Affiliate of the General Partner to the extent such Person has in place an election to qualify as a REIT and, (b) any Disregarded Entity with respect to any such Person.

"**REIT Payment**" has the meaning set forth in Section 15.12 hereof.

"**REIT Requirements**" has the meaning set forth in Section 5.1 hereof.

"**REIT Series 1 Preferred Share**" means a share of the Series 1 Cumulative Redeemable Preferred Stock, $0.0001 par value per share, of the General Partner.

"**REIT Series A Preferred Share**" means a share of the Series A Cumulative Redeemable Preferred Stock, $0.0001 par value per share, of the General Partner.

"**REIT Share**" means a share of common stock of the General Partner, $0.0001 par value per share (but shall not include any series or class of the General Partner's common stock classified after the date of this Agreement).

"**REIT Shares Amount**" means a number of REIT Shares equal to the product of (a) the number of Tendered Common Units and (b) the Adjustment Factor; _provided_, _however_, that, in the event that the General Partner issues to all holders of REIT Shares as of a certain record date rights, options, warrants or convertible or exchangeable securities entitling the General Partner's stockholders to subscribe for or purchase REIT Shares, or any other securities or property (collectively, the "**Rights**"), with the record date for such Rights issuance falling within the period starting on the date of the Common Unit Notice of Redemption and ending on the day immediately preceding the Specified Redemption Date, which Rights will not be distributed before the relevant Specified Redemption Date, then the REIT Shares Amount shall also include such Rights that a holder of that number of REIT Shares would be entitled to receive, expressed, where relevant hereunder, in a number of REIT Shares determined by the General Partner in good faith.

"**Related Party**" means, with respect to any Person, any other Person to whom ownership of shares of the General Partner's stock by the first such Person would be attributed under Code Section 544 (as modified by Code Section 856(h)(1)(B)) or Code Section 318(a) (as modified by Code Section 856(d)(5)).

"**Restricted Taxable Year**" shall mean any Partnership Year during which the General Partner determines the Partnership may not satisfy the private placement safe harbor of Treasury

Regulations Section 1.7704-1(h). Unless the General Partner otherwise notifies the Partners prior to the commencement of a Partnership Year, each Partnership Year of the Company shall be a Restricted Taxable Year.

"***Rights***" has the meaning set forth in the definition of "REIT Shares Amount."

"***Safe Harbors***" has the meaning set forth in Section 11.3.C hereof.

"***SDAT***" means the State Department of Assessments and Taxation of the State of Maryland.

"***SEC***" means the Securities and Exchange Commission.

"***Section 83 Safe Harbor***" has the meaning set forth in Section 18.11 hereof.

"***Securities Act***" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

"***Senior Preferred Unit***" shall mean the Series A Preferred Units, the Series 1 Preferred Units and any class or series of Partnership Interests of the Partnership now or hereafter authorized, issued or outstanding expressly designated by the Partnership to rank on parity with the Series A Preferred Units and the Series 1 Preferred Units with respect to distributions and rights upon voluntary or involuntary liquidation, winding up or dissolution of the Partnership, as the context may require.

"***Series 1 Distribution Record Date***" with respect to any distribution payable on Series 1 Preferred Units, means the close of business on the record date fixed for the determination of holders of record of REIT Series 1 Preferred Shares entitled to receive a distribution on such REIT Series 1 Preferred Shares.

"***Series 1 Preferred Shares Terms***" means the terms of the REIT Series 1 Preferred Shares, as set forth in the Articles Supplementary of the General Partner for the REIT Series 1 Preferred Shares, accepted for record by the SDAT on March 29, 2017, as such terms may be amended or restated or incorporated into the Charter from time to time.

"***Series 1 Preferred Unit Distribution Payment Date***" shall have the meaning set forth in Section 17.2.A hereof.

"***Series 1 Preferred Unit Initial Accrual Date***" shall have the meaning set forth in Section 17.2.A hereof.

"***Series 1 Preferred Units***" means the Partnership's Series 1 Cumulative Redeemable Preferred Units, with the rights, priorities and preferences set forth herein.

"***Series 1 Priority Return***" shall mean, with respect to any Series 1 Preferred Unit, an amount equal to 5.50% per annum on the stated value of $1,000.00 of the Series 1 Preferred Unit (equivalent to the fixed annual amount of $55.00 per Series 1 Preferred Unit), commencing on the Series 1 Preferred Unit Initial Accrual Date, subject to adjustment as specified in Section 17.2.E.

For any distribution period greater than or less than a full distribution period, the amount of the Series 1 Priority Return shall be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months.

"***Series A Distribution Record Date***" with respect to any distribution payable on Series A Preferred Units, means the close of business on the record date fixed for the determination of holders of record of REIT Series A Preferred Shares entitled to receive a distribution on such REIT Series A Preferred Shares.

"***Series A Preferred Shares Terms***" means the terms of the REIT Series A Preferred Shares, as set forth in the Articles Supplementary of the General Partner for the REIT Series A Preferred Shares, accepted for record by the SDAT on October 27, 2016, as such terms may be amended or restated or incorporated into the Charter from time to time.

"***Series A Preferred Unit Distribution Payment Date***" shall have the meaning set forth in Section 16.2.A hereof.

"***Series A Preferred Unit Initial Accrual Date***" shall have the meaning set forth in Section 16.2.A hereof.

"***Series A Preferred Units***" means the Partnership's Series A Cumulative Redeemable Preferred Units, with the rights, priorities and preferences set forth herein.

"***Series A Priority Return***" shall mean, with respect to any Series A Preferred Unit, an amount equal to 5.75% per annum on the stated value of $1,000.00 of the Series A Preferred Unit (equivalent to the fixed annual amount of $57.50 per Series A Preferred Unit), commencing on the Series A Preferred Unit Initial Accrual Date, subject to adjustment as specified in Section 16.2.E. For any distribution period greater than or less than a full distribution period, the amount of the Series A Priority Return shall be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months.

"***Specified Limited Partner***" means Bombe, Ltd. and any of its Affiliates who are or become a Limited Partner pursuant to this Agreement.

"***Special Redemption***" has the meaning set forth in Section 15.1.A hereof.

"***Specified Redemption Date***" means (i) in the case of a year that is not a Restricted Taxable Year, the tenth (10th) Business Day after the receipt by the General Partner of a Common Unit Notice of Redemption or (ii) in the case of a Restricted Taxable Year, the sixty-first (61) calendar day after the receipt by the General Partner of a Common Unit Notice of Redemption; *provided*, *however*, that no Specified Redemption Date shall occur during the Initial Holding Period (except pursuant to a Special Redemption).

"***Stock Option Plans***" means any stock option plan now or hereafter adopted by the Partnership or the General Partner.

"***Stockholder Meeting***" means a meeting of the holders of REIT Shares convened for the purposes of conducting a Stockholder Vote as contemplated in Section 11.2.E hereof.

"*Stockholder Vote*" has the meaning set forth on <u>Section 11.2.E</u> hereof.

"*Stockholder Vote Transaction*" has the meaning set forth on <u>Section 11.2.E</u> hereof.

"*Subsidiary*" means, with respect to any Person, any corporation or other entity of which a majority of (i) the voting power of the voting equity securities or (ii) the outstanding equity interests is owned, directly or indirectly, by such Person; *provided*, *however*, that, with respect to the Partnership, "Subsidiary" means solely a partnership or limited liability company (taxed, for federal income tax purposes, as a partnership or as a Disregarded Entity and not as an association or publicly traded partnership taxable as a corporation) of which the Partnership is a member or any "taxable REIT subsidiary" of the General Partner in which the Partnership owns shares of stock, unless the ownership of shares of stock of a corporation or other entity (other than a "taxable REIT subsidiary") will not jeopardize the General Partner's status as a REIT or any General Partner Affiliate's status as a "qualified REIT subsidiary" (within the meaning of Code Section 856(i)(2)), in which event the term "Subsidiary" shall include such corporation or other entity.

"*Substituted Limited Partner*" means a Person who is admitted as a Limited Partner to the Partnership pursuant to the Act and (i) Section 11.4 hereof or (ii) pursuant to any Partnership Unit Designation.

"*Surviving Partnership*" has the meaning set forth in Section 11.2.B(2) hereof.

"*Tax Distributions*" has the meaning set forth in Section 5.3 hereof.

"*Tax Distribution Amount*" has the meaning set forth in Section 5.3 hereof.

"*Tax Distribution Per Common Equivalent Unit*" means, with respect to any Partner that owns one or more Common Equivalent Units, such Partner's Tax Distribution Amount divided by the total number of Common Equivalent Units owned by such Partner.

"*Tax Items*" has the meaning set forth in Section 6.4.A hereof.

"*Tendered Common Units*" has the meaning set forth in Section 15.1.A hereof.

"*Tendering Party*" has the meaning set forth in Section 15.1.A hereof.

"*Terminating Capital Transaction*" means any sale or other disposition of all or substantially all of the assets of the Partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the Partnership, in any case, not in the ordinary course of the Partnership's business.

"*Termination Transaction*" has the meaning set forth in Section 11.2.B hereof.

"*Transaction*" has the meaning set forth in Section 18.9.F hereof.

"*Transfer*" means any sale, assignment, bequest, conveyance, devise, gift (outright or in trust), Pledge, encumbrance, hypothecation, mortgage, exchange, transfer or other disposition or act of alienation, whether voluntary, involuntary or by operation of law; *provided*, *however*, that when the term is used in Article 11 hereof, except as otherwise expressly provided, "Transfer" does not include (a) any Redemption or acquisition of Tendered Common Units by the General Partner, pursuant to Section 15.1, (b) any conversion of LTIP Units into Common Units pursuant to Section 18.9 hereof, (c) any conversion of Performance Units into Common Units pursuant to Section 19.9 hereof or (d) any redemption of Partnership Units pursuant to any Partnership Unit Designation. The terms "Transferred" and "Transferring" have correlative meanings.

"*Units Junior to the Series 1 Preferred Units*" means any Partnership Unit representing any class or series of Partnership Interest ranking, as to distributions and rights upon voluntary or involuntary liquidation, dissolution or winding up of the Partnership, junior to Series 1 Preferred Units.

"*Units Junior to the Series A Preferred Units*" means any Partnership Unit representing any class or series of Partnership Interest ranking, as to distributions and rights upon voluntary or involuntary liquidation, dissolution or winding up of the Partnership, junior to Series A Preferred Units.

"*Unvested LTIP Units*" has the meaning set forth in Section 18.2.A hereof.

"*Unvested Performance Units*" has the meaning set forth in Section 19.2.A hereof.

"*Valuation Date*" means (a) in the case of a Partnership Tax Year that is not a Restricted Taxable Year, the date of receipt by the General Partner of (i) a Common Unit Notice of Redemption pursuant to Section 15.1 herein, or (ii) such other date as specified herein; *provided*, in each case, that if such date is not a Business Day, then the Valuation Date shall be the immediately preceding Business Day, and (ii) in the case of a Partnership Tax Year that is a Restricted Taxable Year, the Specified Redemption Date.

"*Value*" means, on any Valuation Date with respect to a REIT Share, the average of the daily Market Prices for ten (10) consecutive trading days immediately preceding the Valuation Date (except that the Market Price for the trading day immediately preceding the date of exercise of a stock option under any Stock Option Plans shall be substituted for such average of daily market prices for purposes of Section 4.4 hereof). The term "Market Price" on any date means, with respect to any class or series of outstanding REIT Shares, the Closing Price for such REIT Shares on such date. The "Closing Price" on any date means the last sale price for such REIT Shares, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such REIT Shares, in either case as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such REIT Shares are listed or admitted to trading or, if such REIT Shares are not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if such REIT Shares are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such REIT Shares selected by the Board of Directors or, in the event that no trading price is available for such REIT Shares, the fair market value of the REIT Shares, as determined in good faith by the Board of Directors.

In the event that the REIT Shares Amount includes Rights that a holder of REIT Shares would be entitled to receive, then the Value of such Rights shall be determined by the General Partner acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate.

"***Vested LTIP Units***" has the meaning set forth in Section 18.2.A hereof.

"***Vested Performance Units***" has the meaning set forth in Section 19.2.A hereof.

"***Vesting Date***" has the meaning set forth in Section 4.4.C(2) hereof.

Article 2
ORGANIZATIONAL MATTERS

Section 2.1   Formation. The Partnership is a limited partnership heretofore formed and continued pursuant to the provisions of the Act and upon the terms and subject to the conditions set forth in this Agreement. Except as expressly provided herein to the contrary, the rights and obligations of the Partners and the administration and termination of the Partnership shall be governed by the Act. The Partnership Interest of each Partner shall be personal property for all purposes.

Section 2.2   Name.   The name of the Partnership is "MVP REIT II Operating Partnership, LP" The Partnership's business may be conducted under any other name or names deemed advisable by the General Partner, including the name of the General Partner or any Affiliate thereof. The words "Limited Partnership," "L.P.," "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purposes of complying with the laws of any jurisdiction that so requires. The General Partner in its sole and absolute discretion may change the name of the Partnership at any time and from time to time and shall notify the Partners of such change in the next regular communication to the Partners.

Section 2.3   Principal Office and Resident Agent; Principal Executive Office. The address of the principal office of the Partnership in the State of Maryland is located at c/o CSC-Lawyers Incorporating Service Company, 7 St. Paul Street, Suite 820, Baltimore, Maryland 21202, or such other place within the State of Maryland as the General Partner may from time to time designate, and the resident agent of the Partnership in the State of Maryland is CSC-Lawyers Incorporating Service Company, 7 St. Paul Street, Suite 820, Baltimore, Maryland 21202, or such other resident of the State of Maryland as the General Partner may from time to time designate. The principal executive office of the Partnership is located at 9130 West Post Road, Suite 200, Las Vegas, Nevada 89148 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Maryland as the General Partner may from time to time designate.

Section 2.4   Power of Attorney.

A.	Each Limited Partner and Assignee hereby irrevocably constitutes and appoints the General Partner, any Liquidator, and authorized officers and attorneys-in-fact of each, and each of those acting singly, in each case with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead to:

(1)	execute, swear to, seal, acknowledge, deliver, file and record in the appropriate public offices: (a) all certificates, documents and other instruments (including, without limitation, this Agreement and the Certificate and all amendments, supplements or restatements thereof) that the General Partner or the Liquidator deems appropriate or necessary to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability to the extent provided by applicable law) in the State of Maryland and in all other jurisdictions in which the Partnership may conduct business or own property; (b) all instruments that the General Partner or any Liquidator deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms; (c) all conveyances and other instruments or documents that the General Partner or the Liquidator deems appropriate or necessary to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement, including, without limitation, a certificate of cancellation; (d) all conveyances and other instruments or documents that the General Partner or the Liquidator deems appropriate or necessary to reflect the distribution or exchange of assets of the Partnership pursuant to the terms of this Agreement; (e) all instruments relating to the admission, acceptance, withdrawal, removal or substitution of any Partner pursuant to the terms of this Agreement or the Capital Contribution of any Partner; and (f) all certificates, documents and other instruments relating to the determination, in accordance with the terms hereof, of the rights, preferences and privileges relating to Partnership Interests; and

(2)	execute, swear to, acknowledge and file all ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the sole and absolute discretion of the General Partner or any Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement.

Nothing contained herein shall be construed as authorizing the General Partner or any Liquidator to amend this Agreement except in accordance with Section 14.2 hereof or as may be otherwise expressly provided for in this Agreement.

B.	The foregoing power of attorney is hereby declared to be irrevocable and a special power coupled with an interest, in recognition of the fact that each of the Limited Partners and Assignees will be relying upon the power of the General Partner or the Liquidator to act as contemplated by this Agreement in any filing or other action by it on behalf of the Partnership, and it shall survive and not be affected by the subsequent Incapacity of any Limited Partner or Assignee and the Transfer of all or any portion of such Person's Partnership Interest and shall extend to such Person's heirs, successors, assigns and personal representatives. Each such Limited Partner and Assignee hereby agrees to be bound by any representation made by the General Partner or the Liquidator, acting in good faith pursuant to such power of attorney; and each such Limited Partner and Assignee hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator, taken in good faith under such power of attorney. Each Limited Partner and Assignee shall execute and deliver to the General Partner or the Liquidator, within fifteen (15) days after receipt of the General Partner's or the Liquidator's request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator (as the case may be) deems necessary to effectuate this Agreement and the purposes of the Partnership. Notwithstanding anything else set forth in this Section 2.4.B, no Limited Partner shall incur any personal liability for any action of the General Partner or the Liquidator taken under such power of attorney.

Section 2.5   Term. The term of the Partnership commenced on the Formation Date, and shall continue indefinitely unless the Partnership is dissolved sooner pursuant to the provisions of Article 13 hereof or as otherwise provided by law.

Section 2.6   Partnership Interests Are Securities. All Partnership Interests shall be securities within the meaning of, and governed by, (i) Article 8 of the Maryland Uniform Commercial Code and (ii) Article 8 of the Uniform Commercial Code of any other applicable jurisdiction.

Article 3
PURPOSE

Section 3.1   Purpose and Business.

A.   The purpose and nature of the Partnership is to conduct any business, enterprise or activity permitted by or under the Act, including, without limitation, (i) to conduct the business of ownership, construction, reconstruction, development, redevelopment, alteration, improvement, maintenance, operation, sale, leasing, transfer, encumbrance, conveyance and exchange of the Properties, (ii) to acquire and invest in any securities and/or loans relating to the Properties, (iii) to enter into any partnership, joint venture, business trust arrangement, limited liability company or other similar arrangement to engage in any business permitted by or under the Act, or to own interests in any entity engaged in any business permitted by or under the Act, (iv) to conduct the business of providing property and asset management and brokerage services, whether directly or through one or more partnerships, joint ventures, Subsidiaries, business trusts, limited liability companies or similar arrangements, and (v) to do anything necessary or incidental to the foregoing.

Section 3.2   Powers.

A.   The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described herein and for the protection and benefit of the Partnership including, without limitation, full power and authority, directly or through its ownership interest in other entities, to enter into, perform and carry out contracts of any kind, to borrow and lend money and to issue evidence of indebtedness, whether or not secured by mortgage, deed of trust, pledge or other lien, acquire, own, manage, improve and develop real property and lease, sell, transfer and dispose of real property.

B.   Notwithstanding any other provision in this Agreement, the Partnership shall not take, or to refrain from taking, any action that, in the judgment of the General Partner, in its sole and absolute discretion, (i) could adversely affect the ability of the General Partner to continue to or once again qualify as a REIT (it being understood that such requirement shall not apply for the taxable year ending December 31, 2020 and for any subsequent taxable year unless and until General Partner is realistically able to re-qualify as a REIT), (ii) could subject the General Partner to any taxes under Code Section 857 or Code Section 4981 or any other related or successor provision under the Code, or (iii) could violate any law or regulation of any governmental body or agency having jurisdiction over the General Partner, its securities or the Partnership, unless, in any such case, such action (or inaction) under clause (i), clause (ii), or clause (iii) above shall have been specifically consented to by the General Partner which consent may be given or withheld in its sole and absolute discretion.

Section 3.3   Partnership Only for Purposes Specified. The Partnership shall be a limited partnership formed pursuant to the Act, and this Agreement shall not be deemed to create a company, venture or partnership between or among the Partners or any other Persons with respect to any activities whatsoever other than the activities within the purposes of the Partnership as specified in Section 3.1 hereof; however, to the extent applicable, the Partnership is a "partnership at will" (and is not a partnership formed for a definite term or particular undertaking) within the meaning of the Act. Except as otherwise provided in this Agreement, no Partner shall have any authority to act for, bind, commit or assume any obligation or responsibility on behalf of the Partnership, its properties or any other Partner. No Partner, in its capacity as a Partner under this Agreement, shall be responsible or liable for any indebtedness or obligation of another Partner, nor shall the Partnership be responsible or liable for any indebtedness or obligation of any Partner, incurred either before or after the execution and delivery of this Agreement by such Partner, except as to those responsibilities, liabilities, indebtedness or obligations incurred pursuant to and as limited by the terms of this Agreement and the Act.

Section 3.4   Representations and Warranties by the Partners.

A.   Each Partner that is an individual (including, without limitation, each Additional Limited Partner or Substituted Limited Partner as a condition to becoming an Additional Limited Partner or a Substituted Limited Partner) represents and warrants to, and covenants with, each other Partner that (i) the consummation of the transactions contemplated by this Agreement to be performed by such Partner will not result in a breach or violation of, or a default under, any material agreement by which such Partner or any of such Partner's property is bound, or any statute, regulation, order or other law to which such Partner is subject, (ii) if five percent (5%) or more (by value) of the Partnership's interests are or will be owned by such Partner within the meaning of Code Section 7704(d)(3), such Partner does not, and for so long as it is a Partner will not, own, directly or indirectly, (a) stock of any corporation that is a tenant of (I) the General Partner or any Disregarded Entity with respect to the General Partner, (II) the Partnership or (III) any partnership, venture or limited liability company of which the General Partner, any Disregarded Entity with respect to the General Partner, or the Partnership is a direct or indirect member or (b) an interest in the assets or net profits of any non-corporate tenant of (I) the General Partner or any Disregarded Entity with respect to the General Partner, (II) the Partnership or (III) any partnership, venture, or limited liability company of which the General Partner, any Disregarded Entity with respect to the General Partner, or the Partnership is a direct or indirect member, (iii) such Partner has the legal capacity to enter into this Agreement and perform such Partner's obligations hereunder, and (iv) this Agreement is binding upon, and enforceable against, such Partner in accordance with its terms.

Notwithstanding the foregoing, a Partner that is an individual shall not be subject to the ownership restrictions set forth in clause (ii) of the immediately preceding sentence to the extent such Partner obtains the written Consent of the General Partner prior to violating any such restrictions, which consent the General Partner may give or withhold in its sole and absolute discretion. Each Partner that is an individual shall also represent and warrant to the Partnership that such Partner is neither a "foreign person" within the meaning of Code Section 1445(f) nor a foreign partner within the meaning of Code Section 1446(e).

B.   Each Partner that is not an individual (including, without limitation, each Additional Limited Partner or Substituted Limited Partner as a condition to becoming an Additional Limited Partner or a Substituted Limited Partner) represents and warrants to, and covenants with, each other Partner that (i) all transactions contemplated by this Agreement to be performed by it have been duly authorized by all necessary action, including, without limitation, that of its general partner(s), committee(s), trustee(s), beneficiaries, directors and/or stockholder(s) (as the case may be) as required, (ii) the consummation of such transactions shall not result in a breach or violation of, or a default under, its partnership or operating agreement, trust agreement, charter or bylaws (as the case may be), any material agreement by which such Partner or any of such Partner's properties or any of its partners, members, beneficiaries, trustees or stockholders (as the case may be) is or are bound, or any statute, regulation, order or other law to which such Partner or any of its partners, members, trustees, beneficiaries or stockholders (as the case may be) is or are subject, (iii) if five percent (5%) or more (by value) of the Partnership's interests are or will be owned by such Partner within the meaning of Code Section 7704(d)(3), such Partner does not, and for so long as it is a Partner will not, own, directly or indirectly, (a) stock of any corporation that is a tenant of (I) the General Partner or any Disregarded Entity with respect to the General Partner, (II) the Partnership or (III) any partnership, venture or limited liability company of which the General Partner, any Disregarded Entity with respect to the General Partner, or the Partnership is a direct or indirect member or (b) an interest in the assets or net profits of any non-corporate tenant of (I) the General Partner, or any Disregarded Entity with respect to the General Partner, (II) the Partnership or (III) any partnership, venture or limited liability company for which the General Partner, any Disregarded Entity with respect to the General Partner, or the Partnership is a direct or indirect member, and (iv) this Agreement is binding upon, and enforceable against, such Partner in accordance with its terms. Notwithstanding the foregoing, a Partner that is not an individual shall not be subject to the ownership restrictions set forth in clause (iii) of the immediately preceding sentence to the extent such Partner obtains the written Consent of the General Partner prior to violating any such restrictions, which consent the General Partner may give or withhold in its sole and absolute discretion. Each Partner that is not an individual shall also represent and warrant to the Partnership that such Partner is neither a "foreign person" within the meaning of Code Section 1445(f) nor a foreign partner within the meaning of Code Section 1446(e).

C.   Each Partner (including, without limitation, each Additional Limited Partner or Substituted Limited Partner as a condition to becoming an Additional Limited Partner or Substituted Limited Partner) represents, warrants and agrees that (i) it has acquired and continues to hold its interest in the Partnership for its own account for investment purposes only and not for the purpose of, or with a view toward, the resale or distribution of all or any part thereof in violation of applicable laws, and not with a view toward selling or otherwise distributing such interest or any part thereof at any particular time or under any predetermined circumstances in violation of applicable laws, (ii) it is a sophisticated investor, able and accustomed to handling sophisticated financial matters for itself, particularly real estate investments, and that it has a sufficiently high net worth that it does not anticipate a need for the funds that it has invested in the Partnership in what it understands to be a highly speculative and illiquid investment, and (iii) without the consent of the General Partner, which consent may be given or withheld in the General Partner's sole discretion, it shall not take any action that would cause (a) the Partnership at any time to have more than 100 partners, including for these purposes as partners those Persons ("*Flow-Through Partners*") indirectly owning an interest in the Partnership through an entity treated as a partnership, Disregarded Entity or S corporation (each such entity, a "*Flow-Through Entity*"), but only if substantially all of the value of such Person's interest in the Flow-Through Entity is attributable to the Flow-Through Entity's interest (direct or indirect) in the Partnership; or (b) the Partnership Interest initially issued by the Partnership to such Partner or its predecessors to be held by more than three (3) partners, including as partners any Flow-Through Partners.

D.   The representations and warranties contained in Sections 3.4.A, 3.4.B and 3.4.C hereof shall survive the execution and delivery of this Agreement by each Partner (and, in the case of an Additional Limited Partner or a Substituted Limited Partner, the admission of such Additional Limited Partner or Substituted Limited Partner as a Limited Partner in the Partnership) and the dissolution, liquidation and termination of the Partnership.

E.   Each Partner (including, without limitation, each Additional Limited Partner or Substituted Limited Partner as a condition to becoming an Additional Limited Partner or Substituted Limited Partner) hereby acknowledges that no representations as to potential profit, cash flows, funds from operations or yield, if any, in respect of the Partnership or the General Partner have been made by any Partner or any employee or representative or Affiliate of any Partner, and that projections and any other information, including, without limitation, financial and descriptive information and documentation, that may have been in any manner submitted to such Partner shall not constitute any representation or warranty of any kind or nature, express or implied.

F.   Notwithstanding the foregoing, the General Partner may, in its sole and absolute discretion, permit the modification of any of the representations and warranties contained in Sections 3.4.A, 3.4.B and 3.4.C above as applicable to any Partner (including, without limitation any Additional Limited Partner or Substituted Limited Partner or any transferee of either), provided that such representations and warranties, as modified, shall be set forth in either (i) a Partnership Unit Designation applicable to the Partnership Units held by such Partner or (ii) a separate writing addressed to the Partnership and the General Partner.

Article 4
CAPITAL CONTRIBUTIONS

Section 4.1   Capital Contributions of the Partners. The Partners have heretofore made Capital Contributions to the Partnership. Except as provided by law or in Section 4.2, 4.3, or 10.4 hereof, the Partners shall have no obligation or, except with the prior Consent of the General Partner, right to make any additional Capital Contributions or loans to the Partnership. The General Partner shall cause to be maintained in the principal business office of the Partnership, or such other place as may be determined by the General Partner, the books and records of the

Partnership, which shall include, among other things, a register containing the name, address, and number, class and series of Partnership Units of each Partner, and such other information as the General Partner may deem necessary or desirable (the "**Register**"). The Register shall not be part of this Agreement. The General Partner shall from time to time update the Register as necessary to accurately reflect the information therein, including as a result of any sales, exchanges or other Transfers, or any redemptions, issuances or similar events involving Partnership Units. Any reference in this Agreement to the Register shall be deemed a reference to the Register as in effect from time to time. Subject to the terms of this Agreement, the General Partner may take any action authorized hereunder in respect of the Register without any need to obtain the consent or approval of any other Partner. No action of any Limited Partner shall be required to amend or update the Register. Except as required by law, no Limited Partner shall be entitled to receive a copy of the information set forth in the Register relating to any Partner other than itself.

Section 4.2   Issuances of Additional Partnership Interests. Subject to the rights of any Holder of any Partnership Interest set forth in a Partnership Unit Designation:

A.   *General*. The General Partner is hereby authorized to cause the Partnership to issue additional Partnership Interests, in the form of Partnership Units, for any Partnership purpose, at any time or from time to time, to the Partners (including the General Partner) or to other Persons, and to admit such Persons as Additional Limited Partners, for such consideration and on such terms and conditions as shall be established by the General Partner in its sole and absolute discretion, all without the approval of any Limited Partner or any other Person. Without limiting the foregoing, the General Partner is expressly authorized to cause the Partnership to issue Partnership Units: (i) upon the conversion, redemption or exchange of any Debt, Partnership Units, or other securities issued by the Partnership; (ii) for less than fair market value, (iii) for no consideration, (iv) in connection with any merger of any other Person into the Partnership or (v) upon contribution of property or assets to the Partnership. Any additional Partnership Interests may be issued in one or more classes, or one or more series of any of such classes, with such designations, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption (including, without limitation, terms that may be senior or otherwise entitled to preference over existing Partnership Units) as shall be determined by the General Partner, in its sole and absolute discretion without the approval of any Limited Partner or any other Person, and set forth in a written document thereafter attached to and made an exhibit to this Agreement, which exhibit shall be an amendment to this Agreement and shall be incorporated herein by this reference (each, a "**Partnership Unit Designation**"), without the approval of any Limited Partner or any other Person. Without limiting the generality of the foregoing, the General Partner shall have authority to specify: (a) the allocations of items of Partnership income, gain, loss, deduction and credit to each such class or series of Partnership Interests; (b) the right of each such class or series of Partnership Interests to share (on a *pari passu*, junior or preferred basis) in Partnership distributions; (c) the rights of each such class or series of Partnership Interests upon dissolution and liquidation of the Partnership; (d) the voting rights, if any, of each such class or series of Partnership Interests; and (e) the conversion, redemption or exchange rights applicable to each such class or series of Partnership Interests. Except as expressly set forth in any Partnership Unit Designation or as may otherwise be required under the Act, a Partnership Interest of any class or series other than a Common Unit shall not entitle the holder thereof to vote on, or consent to, any matter. Upon the issuance of any additional Partnership Interest, the General Partner shall update the Register and the books and records of the Partnership as appropriate to reflect such issuance.

B.   *Issuances of Compensatory Units*. Without limiting the generality of the foregoing, the General Partner is hereby authorized to create one or more classes or series of additional Partnership Interests, in the form of Partnership Units (each such class or series of Partnership Interests is referred to as "***Compensatory Units***"), including, without limitation, LTIP Units and Performance Units, for issuance at any time or from time to time to directors, officers or employees of the General Partner or any Affiliate of the foregoing, and to admit such Persons as Additional Limited Partners or General Partners, for such consideration and on such terms and conditions as shall be established by the General Partner, all without approval of any Limited Partner or any other Person. The General Partner shall determine, in its sole and absolute discretion without the approval of any Limited Partner or any other Person, and set forth in a Partnership Unit Designation, the designations, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or distributions, qualifications or terms or conditions of redemption of any class or series of Compensatory Units (including, without limitation, the extent to which the value or number of each such class or series of Compensatory Units is subject to adjustment based on the financial performance of the General Partner). Upon the issuance of any class or series of Compensatory Units, the General Partner shall amend the Partnership Agreement, including the Register and the books and records of the Partnership as appropriate to reflect such issuance.

C.   *Issuances to the General Partner*. No additional Partnership Units shall be issued to the General Partner unless (i) the additional Partnership Units are issued to all Partners holding Common Units in proportion to their respective Percentage Interests in Common Units, (ii) (a) the additional Partnership Units are (x) Common Units issued in connection with an issuance of REIT Shares, or (y) Partnership Equivalent Units (other than Common Units) issued in connection with an issuance of Preferred Shares, New Securities or other interests in the General Partner (other than REIT Shares), and (b) the General Partner contributes to the Partnership the cash proceeds or other consideration received in connection with the issuance of such REIT Shares, Preferred Shares, New Securities or other interests in the General Partner, (iii) the additional Partnership Units are issued upon the conversion, redemption or exchange of Debt, Partnership Units or other securities issued by the Partnership, or (iv) the additional Partnership Units are issued pursuant to Section 4.3.B, Section 4.3.E, Section 4.4 or Section 4.5.

D.   *No Preemptive Rights*. Except as expressly specified in this Agreement or any Partnership Unit Designation, no Person, including, without limitation, any Partner or Assignee, shall have any preemptive, preferential, participation or similar right or rights to subscribe for or acquire any Partnership Interest.

Section 4.3   Additional Funds and Capital Contributions.

A.   *General*. The General Partner may, at any time and from time to time, determine that the Partnership requires additional funds ("***Additional Funds***") for the acquisition or development of additional Properties, for the redemption of Partnership Units or for such other purposes as the General Partner may determine, in its sole and absolute discretion. Additional Funds may be obtained by the Partnership, at the election of the General Partner, in any manner provided in, and in accordance with, the terms of this Section 4.3 without the approval of any Limited Partner or any other Person.

B.   *Additional Capital Contributions*.   The General Partner, on behalf of the Partnership, may obtain any Additional Funds by accepting Capital Contributions from any Partners or other Persons. In connection with any such Capital Contribution (of cash or property), the General Partner is hereby authorized to cause the Partnership from time to time to issue additional Partnership Units (as set forth in Section 4.2 above) in consideration therefor and the Percentage Interests of the General Partner and the Limited Partners shall be adjusted to reflect the issuance of such additional Partnership Units.

C.   *Loans by Third Parties*.   The General Partner, on behalf of the Partnership, may obtain any Additional Funds by causing the Partnership to incur Debt to any Person (other than the General Partner (but, for this purpose, disregarding any Debt that may be deemed incurred to the General Partner by virtue of clause (iii) of the definition of Debt)) upon such terms as the General Partner determines appropriate, including making such Debt convertible, redeemable or exchangeable for Partnership Units or REIT Shares; *provided*, *however*, that the Partnership shall not incur any such Debt if any Partner would be personally liable for the repayment of such Debt (unless such Partner otherwise agrees).

D.   *General Partner Loans*.   The General Partner, on behalf of the Partnership, may obtain any Additional Funds by causing the Partnership to incur Debt to the General Partner (a "***General Partner Loan***") if (i) such Debt is, to the extent permitted by law, on substantially the same terms and conditions (including interest rate, repayment schedule, and conversion, redemption, repurchase and exchange rights) as Funding Debt incurred by the General Partner, the net proceeds of which are loaned to the Partnership to provide such Additional Funds, or (ii) such Debt is on terms and conditions no less favorable to the Partnership than would be available to the Partnership from any third party; *provided*, *however*, that the Partnership shall not incur any such Debt if (a) any Partner (or any Affiliate, partner, member, stockholder, principal, director, officer, adviser, beneficiary or trustee of any Partner) would be personally liable for the repayment of such Debt (unless such Partner or other affected Person otherwise agrees in writing) or (b) a breach or violation of, or default under, the terms of such Debt would be deemed to occur by virtue of the Transfer of any Partnership Units or Partnership Interest held by any Person other than the General Partner.

E.   *Issuance of Securities by the General Partner*.   The General Partner shall not issue any additional REIT Shares, Capital Shares or New Securities unless the General Partner contributes the cash proceeds or other consideration received from the issuance of such additional REIT Shares, Capital Shares or New Securities (as the case may be) and from the exercise of the rights contained in any such additional Capital Shares or New Securities to the Partnership in exchange for (x) in the case of an issuance of REIT Shares, Common Units, or (y) in the case of an issuance of Capital Shares or New Securities, Partnership Equivalent Units; *provided*, *however*, that notwithstanding the foregoing, the General Partner may issue REIT Shares, Capital Shares or New Securities (a) pursuant to Section 4.4 or Section 15.1.B hereof, (b) pursuant to a dividend or distribution (including any stock split) of REIT Shares, Capital Shares or New Securities to all of the holders of REIT Shares, Capital Shares or New Securities (as the case may be), (c) upon a conversion, redemption or exchange of Capital Shares, (d) upon a conversion, redemption, exchange or exercise of New Securities, or (e) in connection with an acquisition of Partnership Units or a property or other asset to be owned, directly or indirectly, by the General Partner. In the event of any issuance of additional REIT Shares, Capital Shares or New Securities by the General Partner, and the contribution to the Partnership, by the General Partner, of the cash proceeds or other consideration received from such issuance (or property acquired with such proceeds), if any, if the cash proceeds actually received by the General Partner are less than the gross proceeds of such issuance as a result of any underwriter's discount or other expenses paid or incurred in connection with such issuance, then the General Partner shall be deemed to have made a Capital Contribution to the Partnership in the amount equal to the sum of the cash proceeds of such issuance plus the amount of such underwriter's discount and other expenses paid by the General Partner (which discount and expense shall be treated as an expense for the benefit of the Partnership for purposes of Section 7.4). In the event that the General Partner issues any additional REIT Shares, Capital Shares or New Securities and contributes the cash proceeds or other consideration received from the issuance thereof to the Partnership, the Partnership is expressly authorized to issue a number of Common Units or Partnership Equivalent Units to the General Partner equal to the number of REIT Shares, Capital Shares or New Securities so issued, divided by the Adjustment Factor then in effect, in accordance with this Section 4.3.E without any further act, approval or vote of any Partner or any other Persons.

Section 4.4   Stock Option Plans and Equity Plans; Warrants

A.   *Options Granted to Persons other than Partnership Employees*. If at any time or from time to time, in connection with any Stock Option Plan, a stock option granted for stock in the General Partner to a Person other than a Partnership Employee is duly exercised:

(1)   The General Partner, shall, as soon as practicable after such exercise, make a Capital Contribution to the Partnership in an amount equal to the exercise price paid to the General Partner by such exercising party in connection with the exercise of such stock option.

(2)   Notwithstanding the amount of the Capital Contribution actually made pursuant to Section 4.4.A(1) hereof, the General Partner shall be deemed to have contributed to the Partnership as a Capital Contribution, in lieu of the Capital Contribution actually made and in consideration of an additional Limited Partner Interest (expressed in and as additional Common Units), an amount equal to the Value of a REIT Share as of the date of exercise multiplied by the number of REIT Shares then being issued in connection with the exercise of such stock option.

(3)   An equitable Percentage Interest adjustment shall be made in which the General Partner shall be treated as having made a cash contribution equal to the amount described in Section 4.4.A(2) hereof.

B.   *Options Granted to Partnership Employees*. If at any time or from time to time, in connection with any Stock Option Plan, a stock option granted for stock in the General Partner to a Partnership Employee is duly exercised:

(1)   The General Partner shall sell to the Optionee, and the Optionee shall purchase from the General Partner, for a cash price per share equal to the Value of a REIT Share at the time of the exercise, the number of REIT Shares equal to (a) the exercise price payable by the Optionee in connection with the exercise of such stock option divided by (b) the Value of a REIT Share at the time of such exercise.

(2)   The General Partner shall sell to the Partnership (or if the Optionee is an employee or other service provider of a Partnership Subsidiary, the General Partner shall sell to such Partnership Subsidiary), and the Partnership (or such subsidiary, as applicable) shall purchase from the General Partner, a number of REIT Shares equal to (a) the number of REIT Shares as to which such stock option is being exercised less (b) the number of REIT Shares sold pursuant to Section 4.4.B(1) hereof. The purchase price per REIT Share for such sale of REIT Shares to the Partnership (or such subsidiary) shall be the Value of a REIT Share as of the date of exercise of such stock option.

(3)   The Partnership shall transfer to the Optionee (or if the Optionee is an employee or other service provider of a Partnership Subsidiary, the Partnership Subsidiary shall transfer to the Optionee) at no additional cost, as additional compensation, the number of REIT Shares described in Section 4.4.B(2) hereof.

(4)   The General Partner shall, as soon as practicable after such exercise, make a Capital Contribution to the Partnership of an amount equal to all proceeds received (from whatever source, but excluding any payment in respect of payroll taxes or other withholdings) by the General Partner in connection with the exercise of such stock option. An equitable Percentage Interest adjustment shall be made as a result of such contribution.

C.   *Restricted Stock Granted to Persons other than Partnership Employees*. If at any time or from time to time, in connection with any Equity Plan (other than a Stock Option Plan), any REIT Shares are issued to a Person other than a Partnership Employee in consideration for services performed for the General Partner:

(1)   The General Partner shall issue such number of REIT Shares as are to be issued to such Person in accordance with the Equity Plan; and

(2)   On the date (such date, the "*Vesting Date*") that the Value of such shares is includible in taxable income of such Person, the following events will be deemed to have occurred: (a) the General Partner shall be deemed to have contributed the Value of such REIT Shares to the Partnership as a Capital Contribution, and (b) the Partnership shall issue to the General Partner on the Vesting Date a number of Common Units equal to the number of newly issued REIT Shares divided by the Adjustment Factor then in effect.

D.   *Restricted Stock Granted to Partnership Employees*. If at any time or from time to time, in connection with any Equity Plan (other than a Stock Option Plan), any REIT Shares are issued to a Partnership Employee (including any REIT Shares that are subject to forfeiture in the event such Partnership Employee terminates his employment by the Partnership or the Partnership Subsidiaries) in consideration for services performed for the Partnership or the Partnership Subsidiaries:

(1)   The General Partner shall issue such number of REIT Shares as are to be issued to the Partnership Employee in accordance with the Equity Plan;

(2)   On the Vesting Date, the following events will be deemed to have occurred: (a) the General Partner shall be deemed to have sold such shares to the Partnership (or if the Partnership Employee is an employee or other service provider of a Partnership Subsidiary, to such Partnership Subsidiary) for a purchase price equal to the Value of such shares, (b) the Partnership (or such Partnership Subsidiary) shall be deemed to have delivered the shares to the Partnership Employee, (c) the General Partner shall be deemed to have contributed the purchase price to the Partnership as a Capital Contribution, and (d) in the case where the Partnership Employee is an employee of a Partnership Subsidiary, the Partnership shall be deemed to have contributed such amount to the capital of the Partnership Subsidiary; and

(3)   The Partnership shall issue to the General Partner on the Vesting Date a number of Common Units equal to the number of newly issued REIT Shares divided by the Adjustment Factor then in effect in consideration for the Capital Contribution described in Section 4.4.D(2)(c) above.

E.   *Future Stock Incentive Plans*. Nothing in this Agreement shall be construed or applied to preclude or restrain the General Partner from adopting, modifying or terminating stock incentive plans for the benefit of employees, directors or other business associates of the General Partner, the Partnership or any of their Affiliates or from issuing REIT Shares, Capital Shares or New Securities pursuant to any such plans. The General Partner may implement such plans and any actions taken under such plans (such as the grant or exercise of options to acquire REIT Shares, or the issuance of restricted REIT Shares), whether taken with respect to or by an employee or other service provider of the General Partner, the Partnership or its Subsidiaries, in a manner determined by the General Partner, which may be set forth in plan implementation guidelines that the General Partner may establish or amend from time to time. The Partners acknowledge and agree that, in the event that any such plan is adopted, modified or terminated by the General Partner, or for any other reason as determined by the General Partner, amendments to this Agreement may become necessary or advisable, any approval or Consent to any such amendments requested by the General Partner shall be deemed granted by the Limited Partners. The Partnership is expressly authorized to issue Partnership Units (i) in accordance with the terms of any such stock incentive plans, or (ii) in an amount equal to the number of REIT Shares, Capital Shares or New Securities issued pursuant to any such stock incentive plans, without any further act, approval or vote of any Partner or any other Persons.

F.   *Warrants*. If at any time or from time to time a warrant granted for stock in the General Partner is duly exercised:

(1)   The General Partner, shall, as soon as practicable after such exercise, make a Capital Contribution to the Partnership in an amount equal to the exercise price paid to the General Partner by such exercising party in connection with the exercise of such warrant.

(2)   Notwithstanding the amount of the Capital Contribution actually made pursuant to Section 4.4.F(1) hereof, the General Partner shall be deemed to have contributed to the Partnership as a Capital Contribution, in lieu of the Capital Contribution actually made and in consideration of an additional Limited Partner Interest (expressed in and as additional Common Units), an amount equal to the Value of a REIT Share as of the date of exercise multiplied by the number of REIT Shares then being issued in connection with the exercise of such warrant.

(3)   An equitable Percentage Interest adjustment shall be made in which the General Partner shall be treated as having made a cash contribution equal to the amount described in Section 4.4.F(2) hereof.

Section 4.5   Dividend Reinvestment Plan, Cash Option Purchase Plan, Stock Incentive Plan or Other Plan. Except as may otherwise be provided in this Article 4, all amounts received or deemed received by the General Partner in respect of any dividend reinvestment plan, cash option purchase plan, stock incentive or other stock or subscription plan or agreement, either (a) shall be utilized by the General Partner to effect open market purchases of REIT Shares, or (b) if the General Partner elects instead to issue new REIT Shares with respect to such amounts, shall be contributed by the General Partner to the Partnership in exchange for additional Common Units. Upon such contribution, the Partnership will issue to the General Partner a number of Common Units equal to the quotient of (i) the number of new REIT Shares so issued divided by (ii) Adjustment Factor then in effect.

Section 4.6   No Interest; No Return. No Partner shall be entitled to interest on its Capital Contribution or on such Partner's Capital Account. Except as provided herein or by law, no Partner shall have any right to demand or receive the return of its Capital Contribution from the Partnership.

Section 4.7   Conversion or Redemption of Capital Shares.

A.   *Conversion of Capital Shares*. If, at any time, any of the Capital Shares are converted into REIT Shares, in whole or in part, then a number of Partnership Units with preferences, conversion and other rights, restrictions (other than restrictions on transfer), rights and limitations as to dividends and other distributions and qualifications that are substantially the same as the preferences, conversion and other rights, restrictions (other than restrictions on transfer), rights and limitations as to distributions and qualifications as those of such Capital Shares ("**Partnership Equivalent Units**") (for the avoidance of doubt, Partnership Equivalent Units need not have voting rights, redemption rights or restrictions on transfer that are substantially similar to the corresponding Capital Shares) equal to the number of Capital Shares so converted shall automatically be converted into a number of Common Units equal to the quotient of (i) the number of REIT Shares issued upon such conversion divided by (ii) the Adjustment Factor then in effect, and the Percentage Interests of the General Partner and the Limited Partners shall be adjusted to reflect such conversion.

B.   *Redemption or Repurchase of Capital Shares or REIT Shares*. Except as otherwise provided in Section 7.4.C, if, at any time, any Capital Shares are redeemed or otherwise repurchased (whether by exercise of a put or call, automatically or by means of another arrangement) by the General Partner, the Partnership shall, immediately prior to such redemption or repurchase of Capital Shares, redeem an equal number of Partnership Equivalent Units held by the General Partner upon the same terms and for the same price per Partnership Equivalent Unit as such Capital Shares are redeemed or repurchased. If, at any time, any REIT Shares are redeemed or otherwise repurchased by the General Partner, the Partnership shall, immediately prior to such redemption or repurchase of REIT Shares, redeem or repurchase a number of Common Units held by the General Partner equal to the quotient of (i) the REIT Shares so redeemed or repurchased, divided by (ii) the Adjustment Factor then in effect, such redemption or repurchase to be upon the same terms and for the same price per Common Unit (after giving effect to application of the Adjustment Factor) as such REIT Shares are redeemed or repurchased. Notwithstanding the foregoing, the provisions of this Section 4.7.B shall not apply in the event that such repurchase of REIT Shares is paired with a stock split or stock dividend such that after giving effect to such repurchase and subsequent stock split or stock dividend there shall be outstanding an equal number of REIT Shares as were outstanding prior to such repurchase and subsequent stock split or stock dividend.

Section 4.8   Other Contribution Provisions. In the event that any Partner is admitted to the Partnership and is given a Capital Account in exchange for services rendered to the Partnership, such transaction shall be treated by the Partnership and the affected Partner as if the Partnership had compensated such partner in cash and such Partner had contributed the cash that the Partner would have received to the capital of the Partnership. In addition, with the Consent of the General Partner, one or more Partners may enter into contribution agreements with the Partnership which have the effect of providing a guarantee of certain obligations of the Partnership (and/or a wholly owned Subsidiary of the Partnership).

Article 5
DISTRIBUTIONS

Section 5.1   Requirement and Characterization of Distributions. Subject to the terms of Sections 16.2 and 17.2 and/or the rights of any Holder of any Partnership Interest set forth in a Partnership Unit Designation, the General Partner may cause the Partnership to distribute such amounts, at such times, as the General Partner may, in its sole and absolute discretion, determine, to the Holders as of any Partnership Record Date:

A.   *First*, with respect to any Partnership Units that are entitled to any preference in distribution, in accordance with the rights of such class(es) of Partnership Units (and, within such class(es), among the Holders pro rata in proportion to their respective Percentage Interests in each class of Partnership Units held on such Partnership Record Date); and

B.   *Second*, with respect to any Partnership Units that are not entitled to any preference in distribution, in accordance with the rights of such class of Partnership Units, as applicable (and, within such class, among the Holders pro rata in proportion to their respective Percentage Interests in such class of Partnership Units held on such Partnership Record Date).

Distributions payable with respect to any Partnership Units that were not outstanding during the entire quarterly period in respect of which any distribution is made, other than any Partnership Units issued to the General Partner in connection with the issuance of REIT Shares or

Capital Shares by the General Partner, shall be prorated based on the portion of the period that such Partnership Units were outstanding. The General Partner shall make such reasonable efforts, as determined by it in its sole and absolute discretion and consistent with the General Partner's qualification as a REIT, to cause the Partnership to distribute sufficient amounts to enable the General Partner, for so long as the General Partner has determined to qualify as a REIT, to pay stockholder dividends that will (a) satisfy the requirements for qualifying as a REIT under the Code and Regulations (the "**REIT Requirements**") (it being understood that the requirement of this Section 5.1.B(a) shall not apply for the taxable year ending December 31, 2020 and for any subsequent taxable year unless and until General Partner is realistically able to re-qualify as a REIT) and (b) except to the extent otherwise determined by the General Partner, eliminate any federal income or excise tax liability of the General Partner. Notwithstanding anything in the foregoing to the contrary, (i) a Holder of LTIP Units will only be entitled to distributions with respect to an LTIP Unit as set forth in Article 18 hereof and (ii) a Holder of Performance Units will be entitled to distributions with respect to a Performance Unit as set forth in Article 19 hereof, and, in each case, in making distributions pursuant to this Section 5.1, the General Partner of the Partnership shall take into account the provisions of Section 18.4 hereof and 19.4 hereof, as applicable.

Section 5.2   Distributions in Kind. Except as expressly provided herein, no right is given to any Holder to demand and receive property other than cash as provided in this Agreement. The General Partner may determine, in its sole and absolute discretion, to make a distribution in kind of Partnership assets to the Holders, and such assets shall be distributed in such a fashion as to ensure that the fair market value is distributed and allocated in accordance with Articles 5, 6 and 13 hereof; *provided*, *however*, that the General Partner shall not make a distribution in kind to any Holder unless the Holder has been given 90 days prior written notice of such distribution.

Section 5.3   Tax Distributions. The General Partner shall cause the Partnership to make distributions to each Partner holding Common Equivalent Units ("**Tax Distributions**"), *pro rata* in proportion to the Partners' respective ownership of Common Equivalent Units, in an amount such that the Partner with the highest Tax Distribution Per Common Equivalent Unit receives an amount equal to such Partner's Tax Distribution Amount, on a quarterly basis at least five (5) days prior to the date on which any estimated tax payments are due, in order to permit each Partner to timely pay its estimated tax obligations for each such Estimated Tax Period (or portion thereof). The "**Tax Distribution Amount**" for a Partner for an Estimated Tax Period (or portion thereof) shall be equal to the sum (a) the product of (i) the highest marginal combined federal, state, and local income tax rate applicable to an individual or corporation resident in New York, New York, or San Francisco, California, whichever is higher, (after giving effect to income tax deductions (if allowable) for state and local income taxes and excluding, for this purpose, any reduction in rate attributable to Section 199A of the Code) for such Estimated Tax Period (or portion thereof) (the "**Assumed Tax Rate**"), and (ii) the aggregate amount of taxable income or gain of the Partnership that is allocated or is estimated to be allocated to such Partner for U.S. federal income tax purposes (including, for the avoidance of doubt, any income allocation to a Partner with respect to Preferred Units held by such Partner) for such Estimated Tax Period (or portion thereof) and all prior Estimated Tax Periods (to the extent no Tax Distribution has previously been made with respect to any amounts of taxable income or gain including to the extent such amounts of taxable income or gain were not taken into account in calculating the Tax Distribution Amount for which a Tax Distribution was previously made (e.g. if upon filing the Partnership's final tax return for the

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applicable taxable year taxable income or gain of the Partnership is higher than estimated)) reduced, but not below zero, by any tax deduction, loss, or credit previously allocated to such Partner and not previously taken into account for purposes of the calculation of the amount of any Tax Distribution Amount, plus (b) solely with respect to the General Partner, to the extent the amounts described in clause (a) are not sufficient to permit the General Partner to timely pay the income and other tax liabilities for which it remains responsible under Section 7.4.B (final sentence), any incremental amount required to permit the General Partner to timely pay such actual tax liabilities (with all Tax Distribution Amounts updated to reflect the final Partnership tax returns and General Partner tax returns for each applicable taxable year). The General Partner may adjust the Assumed Tax Rate as it reasonably determines is necessary to take into account the effect of any changes in applicable tax law. Tax Distribution Amounts pursuant to this Section 5.3 shall be computed without regard to the effect of any special basis adjustments or resulting adjustments to taxable income made pursuant to Sections 734(b), 743(b), and 754 of the Code. Notwithstanding the foregoing, final Tax Distributions in respect of the applicable quarterly period (or portion thereof) shall be made immediately prior to and in connection with any distributions made pursuant to Section 5.5 below. The Assumed Tax Rate shall be the same for all Partners, regardless of the actual combined income tax rate of the Partner or its direct or indirect owners. The General Partner shall make, in its reasonable discretion, equitable adjustments (downward (but not below zero) or upward) to the Partners' Tax Distributions (but in any event pro rata in proportion to the Partners' respective number of Common Equivalent Units) to take into account increases or decreases in the number of Partnership Units held by each Partner during the relevant period. All Tax Distributions shall be treated for all purposes under this Agreement as advances against, and shall offset and reduce dollar-for-dollar, current or subsequent distributions under Section 5.1 in respect of Common Equivalent Units.

Section 5.4   Amounts Withheld. All amounts withheld pursuant to the Code or any provisions of any state, local or non-United States tax law and Section 10.4 hereof with respect to any allocation, payment or distribution to any Holder shall be treated as amounts paid or distributed to such Holder pursuant to Section 5.1 hereof for all purposes under this Agreement.

Section 5.5   Distributions Upon Liquidation. Notwithstanding the other provisions of this Article 5, net proceeds from a Terminating Capital Transaction, and any other amounts distributed after the occurrence of a Liquidating Event, shall be distributed to the Holders in accordance with Section 13.2 hereof.

Section 5.6   Distributions to Reflect Additional Partnership Units. In the event that the Partnership issues additional Partnership Units pursuant to the provisions of Article 4 hereof, subject to the rights of any Holder of any Partnership Interest set forth in a Partnership Unit Designation, the General Partner is hereby authorized to make such revisions to this Article 5 and to Articles 6, 11 and 12 hereof as it determines are necessary or desirable to reflect the issuance of such additional Partnership Units, including, without limitation, making preferential distributions to Holders of certain classes of Partnership Units.

Section 5.7   Restricted Distributions. Notwithstanding any provision to the contrary contained in this Agreement, neither the Partnership nor the General Partner, on behalf of the Partnership, shall make a distribution to any Holder if such distribution would violate the Act or other applicable law.

ALLOCATIONS

Section 6.1   Timing and Amount of Allocations of Net Income and Net Loss. Net Income and Net Loss of the Partnership shall be determined and allocated with respect to each Partnership Year as of the end of each such year, *provided*, that the General Partner may in its discretion allocate Net Income and Net Loss for a shorter period as of the end of such period (and, for purposes of this Article 6, references to the term "Partnership Year" may include such shorter periods). Except to the extent otherwise provided in this Article 6, and subject to Section 11.6.C hereof, an allocation to a Holder of a share of Net Income or Net Loss shall be treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing Net Income or Net Loss.

Section 6.2   Allocations of Net Income and Net Loss.

A.   *In General*. Except as otherwise provided in this Article 6 and Section 11.6.C, Net Income and Net Loss allocable with respect to a class of Partnership Interests shall be allocated to each of the Holders holding such class of Partnership Interests in accordance with their respective Percentage Interest of such class.

B.   *Net Income*. Except as provided in Sections 6.2.E, 6.2.F, 6.2.G, 6.2.I and 6.3, Net Income (or in the case of clause (4) below, Adjusted Net Income) for any Partnership Year shall be allocated in the following manner and order of priority:

(1)   *First,* 100% to the General Partner in an amount equal to the remainder, if any, of the cumulative Net Losses allocated to the General Partner pursuant to clause (4) in Section 6.2.C for all prior Partnership Years *minus* the cumulative Net Income allocated to the General Partner pursuant to this clause (1) for all prior Partnership Years;

(2)   *Second,* 100% to each Holder in an amount equal to the remainder, if any, of the cumulative Net Losses allocated to each such Holder pursuant to clause (3) in Section 6.2.C for all prior Partnership Years *minus* the cumulative Net Income allocated to such Holder pursuant to this clause (2) for all prior Partnership Years;

(3)   *Third,* 100% to the Holders of Senior Preferred Units in an amount equal to (A) with respect to each Holder of Series A Preferred Units, the remainder, if any, of the cumulative Net Losses allocated to such Holder pursuant to clause (2)(A) in Section 6.2.C for all prior Partnership Years *minus* the cumulative Net Income allocated to such Holder pursuant to this clause (3)(A) for all prior Partnership Years and (B) with respect to each Holder of Series 1 Preferred Units, the remainder, if any, of the cumulative Net Losses allocated to such Holder pursuant to clause (2)(B) in Section 6.2.C for all prior Partnership Years *minus* the cumulative Net Income allocated to such Holder pursuant to this clause (3)(B) for all prior Partnership Years;

(4)   *Fourth,* any remaining Adjusted Net Income (or Net Income to the extent there is insufficient Adjusted Net Income) to the Holders of Senior Preferred Units in an amount equal to (A) with respect to Holders of Series A Preferred Units the excess of the cumulative Series A Priority Return to the last day of the current Partnership Year or to the

date of redemption, to the extent Series A Preferred Units are redeemed during such year, over the cumulative Adjusted Net Income (or Net Income) allocated to the Holders of such units pursuant to this clause (4)(A) for all prior Partnership Years and (B) with respect to Holders of Series 1 Preferred Units the excess of the cumulative Series 1 Priority Return to the last day of the current Partnership Year or to the date of redemption, to the extent Series 1 Preferred Units are redeemed during such year, over the cumulative Adjusted Net Income (or Net Income) allocated to the Holders of such units pursuant to this clause (4)(B) for all prior Partnership Years; and

(5) *Fifth,* 100% to the Holders of Common Units in accordance with their respective Percentage Interests in the Common Units.

To the extent the allocations of Net Income set forth above in any paragraph of this Section 6.2.B are not sufficient to entirely satisfy the allocation set forth in such paragraph, such allocation shall be made in proportion to the total amount that would have been allocated pursuant to such paragraph without regard to such shortfall.

C. *Net Loss.* Except as provided in Sections 6.2.E, 6.2.F, 6.2.G, 6.2.I and 6.3, Net Losses for any Partnership Year shall be allocated in the following manner and order of priority:

(1) *First,* 100% to the Holders of Common Units in accordance with their respective Percentage Interests in the Common Units (to the extent consistent with this clause (1)) until the Adjusted Capital Account (ignoring for this purpose any amounts a Holder is obligated to contribute to the capital of the Partnership or is deemed obligated to restore pursuant to Regulations Section 1.704-1(b)(2)(ii)(c)(2) and ignoring the portion of any such Holder's Capital Account attributable to Series A Preferred Units or Series 1 Preferred Units) of all such Holders is zero;

(2) *Second,* 100% to the Holders of Senior Preferred Units (A) with respect to each Holder of Series A Preferred Units, pro rata to each such Holder's Adjusted Capital Account (ignoring for this purpose any amounts a Holder is obligated to contribute to the capital of the Partnership or is deemed obligated to restore pursuant to Regulations Section 1.704-1(b)(2)(ii)(c)(2)), until the Adjusted Capital Account (as so modified) of each such Holder is zero and (B) with respect to each Holder of Series 1 Preferred Units, pro rata to each such Holder's Adjusted Capital Account (ignoring for this purpose any amounts a Holder is obligated to contribute to the capital of the Partnership or is deemed obligated to restore pursuant to Regulations Section 1.704-1(b)(2)(ii)(c)(2)), until the Adjusted Capital Account (as so modified) of each such Holder is zero;

(3) *Third*, 100% to the Holders (other than the General Partner) to the extent of, and in proportion to, the positive balance (if any) in their Adjusted Capital Accounts; and

(4) *Fourth*, 100% to the General Partner.

D. *Allocations to Reflect Issuance of Additional Partnership Interests.* In the event that the Partnership issues additional Partnership Interests to the General Partner or any Additional Limited Partner pursuant to Section 4.2 or 4.3, the General Partner shall make such revisions to this Section 6.2 or to Section 12.2.C or 13.2.A as it determines are necessary to reflect the terms of the issuance of such additional Partnership Interests, including making preferential allocations to certain classes of Partnership Interests, subject to Article 16 and Article 17 below and the terms of any Partnership Unit Designation with respect to Partnership Interests then outstanding.

E.   *Special Allocations Regarding Preferred Units*. Subject to Sections 6.2.G and 6.3, if any Preferred Units are redeemed pursuant to Section 4.7.B hereof (treating a full liquidation of the General Partner's General Partner Interest for purposes of this Section 6.2.E as including a redemption of any then outstanding Preferred Units pursuant to Section 4.7.B hereof), for the Partnership Year that includes such redemption (and, if necessary, for subsequent Partnership Years) (a) gross income and gain (in such relative proportions as the General Partner in its discretion shall determine) shall be allocated to the holder(s) of such Preferred Units to the extent that the redemption amounts paid or payable with respect to the Preferred Units so redeemed (or treated as redeemed) exceeds the aggregate Capital Account balances allocable to the Preferred Units so redeemed (or treated as redeemed) and (b) deductions and losses (in such relative proportions as the General Partner in its discretion shall determine) shall be allocated to the holder(s) of such Preferred Units to the extent that the aggregate Capital Account balances allocable to the Preferred Units so redeemed (or treated as redeemed) exceeds the redemption amount paid or payable with respect to the Preferred Units so redeemed (or treated as redeemed).

F.   *Special Allocations with Respect to Eligible Units*. Subject to Section 6.2.E, in the event that Liquidating Gains are allocated under this Section 6.2.F, Net Income allocable under Section 6.2.B and any Net Losses allocable under Section 6.2.C shall be recomputed without regard to the Liquidating Gains so allocated. After giving effect to the special allocations set forth in Section 6.3.A hereof, and notwithstanding the provisions of Sections 6.2.B and 6.2.C above, any Liquidating Gains shall first be allocated to the Holders of Eligible Units until the Economic Capital Account Balances of such Holders, to the extent attributable to their ownership of Eligible Units, are equal to (i) the Common Unit Economic Balance, multiplied by (ii) the number of their Eligible Units. Any such allocations shall be made among the Holders of Eligible Units in proportion to the amounts required to be allocated to each under this Section 6.2.F. The parties agree that the intent of this Section 6.2.F is to make the Capital Account balances of the Holders of LTIP Units and Performance Units with respect to their LTIP Units or Performance Units, as applicable, economically equivalent to the Capital Account balance of the General Partner with respect to its Common Units (on a per unit basis), but only to the extent that, at the time any Liquidating Gain is to be allocated, the Partnership has recognized cumulative net gains with respect to its assets since the issuance of the LTIP Unit or Performance Unit, as applicable.

G.   *Special Allocations Upon Liquidation*. Notwithstanding any provision in this Article 6 to the contrary but subject to Section 6.3, in the event that the Partnership disposes of all or substantially all of its assets in a transaction that will lead to a liquidation of the Partnership pursuant to Article 13 hereof, then: (i) any Liquidating Gains shall first be allocated in accordance with Section 6.2.F; and (ii) any Net Income or Net Loss realized in connection with such transaction and thereafter (recomputed without regard to the Liquidating Gains allocated pursuant to clause (i) above) shall be specially allocated for such Partnership Year (and to the extent permitted by Section 761(c) of the Code, for the immediately preceding Partnership Year) among the Holders as required so as to cause liquidating distributions pursuant to Section 13.2.A hereof to be made in the same amounts and proportions as would have resulted had such distributions instead been made pursuant to Article 5 hereof. If there is an adjustment to the Gross Asset Value of the assets of the Partnership pursuant to subsection (ii) of the definition of Gross Asset Value, allocations of Net Income or Net Loss arising from such adjustment shall be allocated in the same manner as described in the prior sentence.

H.   *Offsetting Allocations.* Notwithstanding the provisions of Sections 6.1, 6.2.B and 6.2.C, but subject to Sections 6.3 and 6.4, in the event Net Income or items thereof are being allocated to a Partner to offset prior Net Loss or items thereof which have been allocated to such Partner, the General Partner shall attempt to allocate such offsetting Net Income or items thereof which are of the same or similar character (including without limitation Section 704(b) book items versus tax items) to the original allocations with respect to such Partner.

I.   *CODI Allocations.* Notwithstanding anything to the contrary contained herein, if any indebtedness of the Partnership encumbering the Properties contributed to the Partnership in connection with the General Partner's initial offering is settled or paid off at a discount, any resulting COD Income of the Partnership shall be specially allocated proportionately (as determined by the General Partner) to those Holders that were partners in entities that contributed, or were deemed to contribute, the applicable Property to the Partnership in connection with such initial offering to the extent the number of Partnership Units received by such Holders in exchange for their interests in such entities was determined, in part, by taking into account the anticipated discounted settlement or pay-off of such indebtedness. For purposes of the foregoing, "**COD Income**" shall mean income recognized by the Partnership pursuant to Code Section 61(a)(12).

J.   Notwithstanding Section 6.2.F or 6.3.A(i), the allocations under such sections shall be made only if and to the extent such allocations will not alter the amounts otherwise allocable with respect to the Series A Preferred Units or the Series 1 Preferred Units, as applicable, under Sections 6.2 and 6.3, as determined by the General Partner.

Section 6.3   Additional Allocation Provisions.   Notwithstanding the foregoing provisions of this Article 6:

A.   Regulatory Allocations.

(1)   *Minimum Gain Chargeback.* Except as otherwise provided in Regulations Section 1.704-2(f), notwithstanding the provisions of Section 6.2 hereof, or any other provision of this Article 6, if there is a net decrease in Partnership Minimum Gain during any Partnership Year, each Holder shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Holder's share of the net decrease in Partnership Minimum Gain, as determined under Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Holder pursuant thereto. The items to be allocated shall be determined in accordance with Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.3.A(i) is intended to qualify as a "minimum gain chargeback" within the meaning of Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(2)   *Partner Minimum Gain Chargeback.* Except as otherwise provided in Regulations Section 1.704-2(i)(4) or in Section 6.3.A(1) hereof, if there is a net decrease

in Partner Minimum Gain attributable to a Partner Nonrecourse Debt during any Partnership Year, each Holder who has a share of the Partner Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Holder's share of the net decrease in Partner Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Holder pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 6.3.A(2) is intended to qualify as a "chargeback of partner nonrecourse debt minimum gain" within the meaning of Regulations Section 1.704-2(i) and shall be interpreted consistently therewith.

(3) *Nonrecourse Deductions and Partner Nonrecourse Deductions*. Any Nonrecourse Deductions for any Partnership Year shall be specially allocated to the Holders in accordance with their respective Percentage Interests. Any Partner Nonrecourse Deductions for any Partnership Year shall be specially allocated to the Holder(s) who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable, in accordance with Regulations Section 1.704-2(i).

(4) *Qualified Income Offset*. If any Holder unexpectedly receives an adjustment, allocation or distribution described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Partnership income and gain shall be specially allocated, in accordance with Regulations Section 1.704-1(b)(2)(ii)(d), to such Holder in an amount and manner sufficient to eliminate, to the extent required by such Regulations, the Adjusted Capital Account Deficit of such Holder as quickly as possible; *provided*, that an allocation pursuant to this Section 6.3.A(4) shall be made if and only to the extent that such Holder would have an Adjusted Capital Account Deficit after all other allocations provided in this Article 6 have been tentatively made as if this Section 6.3.A(4) were not in the Agreement. It is intended that this Section 6.3.A(4) qualify and be construed as a "qualified income offset" within the meaning of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(5) *Gross Income Allocation*. In the event that any Holder has a deficit Capital Account at the end of any Partnership Year that is in excess of the sum of (1) the amount (if any) that such Holder is obligated to restore to the Partnership upon complete liquidation of such Holder's Partnership Interest (including, the Holder's interest in outstanding Preferred Units and other Partnership Units) and (2) the amount that such Holder is deemed to be obligated to restore pursuant to Regulations Section 1.704-1(b)(2)(ii)(c) or the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Holder shall be specially allocated items of Partnership income and gain in the amount of such excess to eliminate such deficit as quickly as possible; *provided*, that an allocation pursuant to this Section 6.3.A(5) shall be made if and only to the extent that such Holder would have a deficit Capital Account in excess of such sum after all other allocations

provided in this Article 6 have been tentatively made as if this Section 6.3.A(5) and Section 6.3.A(4) hereof were not in the Agreement.

(6)   *Limitation on Allocation of Net Loss*. To the extent that any allocation of Net Loss would cause or increase an Adjusted Capital Account Deficit as to any Holder, such allocation of Net Loss shall be reallocated (x) first, among the other Holders of Common Units in accordance with their respective Percentage Interests with respect to Common Units and (y) thereafter, among the Holders of other classes of Partnership Units as determined by the General Partner, subject to the limitations of this Section 6.3.A(6).

(7)   *Section 754 Adjustment*. To the extent that an adjustment to the adjusted tax basis of any Partnership asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Holder in complete liquidation of its interest in the Partnership, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Holders in accordance with their respective Percentage Interests in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Holder(s) to whom such distribution was made in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(8)   *Curative Allocations*. The allocations set forth in Sections 6.3.A(1), (2), (3), (4), (5), (6) and (7) hereof (the "***Regulatory Allocations***") are intended to comply with certain regulatory requirements, including the requirements of Regulations Sections 1.704-1(b) and 1.704-2. Notwithstanding the provisions of Sections 6.1 and 6.2 hereof, the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss and deduction among the Holders so that to the extent possible without violating the requirements giving rise to the Regulatory Allocations, the net amount of such allocations of other items and the Regulatory Allocations to each Holder shall be equal to the net amount that would have been allocated to each such Holder if the Regulatory Allocations had not occurred.

(9)   *Forfeiture Allocations*. Upon a forfeiture of any Unvested LTIP Units or Unvested Performance Units by any Partner, gross items of income, gain, loss or deduction shall be allocated to such Partner if and to the extent required by final Regulations promulgated after the Effective Date to ensure that allocations made with respect to all unvested Partnership Interests are recognized under Code Section 704(b).

(10)   *LTIP Units and Performance Units*. For purposes of the allocations set forth in this Section 6.3.A, each issued and outstanding LTIP Unit or Vested Performance Unit will be treated as one outstanding Common Unit and each Unvested Performance Unit will be treated as the product of one outstanding Common Unit multiplied by the Performance Unit Sharing Percentage.

(11)   *Allocation of Excess Nonrecourse Liabilities*. For purposes of determining a Holder's proportional share of the "excess nonrecourse liabilities" of the Partnership within the meaning of Regulations Section 1.752-3(a)(3), each Holder's respective interest in Partnership profits shall be equal to such Holder's Percentage Interest with respect to Common Units, except as otherwise determined by the General Partner.

Section 6.4   Tax Allocations.

A.   *In General*. Except as otherwise provided in this Section 6.4, for income tax purposes under the Code and the Regulations, each Partnership item of income, gain, loss and deduction (collectively, "***Tax Items***") shall be allocated among the Holders in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Sections 6.2 and 6.3 hereof.

B.   *Section 704(c) Allocations*. Notwithstanding Section 6.4.A hereof, Tax Items with respect to Property that is contributed to the Partnership with a Gross Asset Value that varies from its basis in the hands of the contributing Partner immediately preceding the date of contribution shall be allocated among the Holders for income tax purposes pursuant to Regulations promulgated under Code Section 704(c) so as to take into account such variation. The Partnership shall account for such variation under any method approved under Code Section 704(c) and the applicable Regulations as chosen by the General Partner. In the event that the Gross Asset Value of any Partnership asset is adjusted pursuant to subsection (ii) of the definition of "Gross Asset Value" (provided in Article 1 hereof), subsequent allocations of Tax Items with respect to such asset shall take account of the variation, if any, between the adjusted basis of such asset and its Gross Asset Value in the same manner as under Code Section 704(c) and the applicable Regulations and using the method chosen by the General Partner. Allocations pursuant to this Section 6.4.B are solely for purposes of federal, state and local income taxes and shall not affect, or in any way be taken into account in computing, any Partner's Capital Account or share of Net Income, Net Loss, or any other items or distributions pursuant to any provision of this Agreement.

Article 7
MANAGEMENT AND OPERATIONS OF BUSINESS

Section 7.1   Management.

A.   Except as otherwise expressly provided in this Agreement, including any Partnership Unit Designation, all management powers over the business and affairs of the Partnership are and shall be exclusively vested in the General Partner, and no Limited Partner shall have any right to participate in or exercise control or management power over the business and affairs of the Partnership. The General Partner may not be removed by the Partners, with or without cause, except with the Consent of the General Partner.

In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to the other provisions hereof including, without limitation, Section 3.2, Section 7.3, and the rights of any Holder of any Partnership Interest set forth in a Partnership Unit Designation, shall have full and exclusive power and authority, without the consent or approval of any Limited Partner, to do or authorize all things deemed necessary or desirable by it to conduct the business and affairs of the Partnership, to exercise or direct the exercise of all of the powers of the Partnership and a general partner under the Act and this Agreement and to effectuate the purposes of the Partnership, including, without limitation:

(1)   the making of any expenditures, the lending or borrowing of money or selling of assets (including, without limitation, making prepayments on loans and borrowing money to permit the Partnership to make distributions to the Holders in such amounts as will permit the General Partner (so long as the General Partner qualifies as a REIT) to prevent the imposition of any federal income tax on the General Partner (including, for this purpose, any excise tax pursuant to Code Section 4981) and to make distributions to its stockholders and payments to any taxing authority sufficient to permit the General Partner to maintain REIT status or otherwise to satisfy the REIT Requirements), the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness (including the securing of same by deed to secure debt, mortgage, deed of trust or other lien or encumbrance on the Partnership's assets) and the incurring of any obligations to conduct the activities of the Partnership;

(2)   the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(3)   the taking of any and all acts to ensure that the Partnership will not be classified as a "publicly traded partnership" taxable as a corporation under Code Section 7704;

(4)   subject to Section 11.2 hereof, the acquisition, sale, transfer, exchange or other disposition of any, all or substantially all of the assets (including the goodwill) of the Partnership (including, but not limited to, the exercise or grant of any conversion, option, privilege or subscription right or any other right available in connection with any assets at any time held by the Partnership) or the merger, consolidation, reorganization or other combination of the Partnership with or into another entity;

(5)   the mortgage, pledge, encumbrance or hypothecation of any assets of the Partnership, the assignment of any assets of the Partnership in trust for creditors or on the promise of the assignee to pay the debts of the Partnership, the use of the assets of the Partnership (including, without limitation, cash on hand) for any purpose consistent with the terms of this Agreement and on any terms that the General Partner sees fit, including, without limitation, the financing of the operations and activities of the General Partner, the Partnership or any of the Partnership's Subsidiaries, the lending of funds to other Persons (including, without limitation, the General Partner and/or the Partnership's Subsidiaries) and the repayment of obligations of the Partnership, its Subsidiaries and any other Person in which the Partnership has an equity investment, and the making of capital contributions to and equity investments in the Partnership's Subsidiaries;

(6)   the management, operation, leasing, landscaping, repair, alteration, demolition, replacement or improvement of any Property;

(7)   the negotiation, execution and performance of any contracts, including leases (including ground leases), easements, management agreements, rights of way and other property-related agreements, conveyances or other instruments to conduct the Partnership's operations or implement the General Partner's powers under this Agreement, including contracting with contractors, developers, consultants, governmental authorities, accountants, legal counsel, other professional advisors and other agents and the payment of their expenses and compensation, as applicable, out of the Partnership's assets;

(8)   the distribution of Partnership cash or other Partnership assets in accordance with this Agreement, the holding, management, investment and reinvestment of cash and other assets of the Partnership, and the collection and receipt of revenues, rents and income of the Partnership;

(9)   the selection and dismissal of employees of the Partnership (if any) (including, without limitation, employees having titles or offices such as "president," "vice president," "secretary" and "treasurer"), and agents, outside attorneys, accountants, consultants and contractors of the Partnership and the determination of their compensation and other terms of employment or hiring;

(10)   the maintenance of such insurance (including, without limitation, directors and officers insurance) for the benefit of the Partnership and the Partners (including, without limitation, the General Partner);

(11)   the formation of, or acquisition of an interest in, and the contribution of property to, any further limited or general partnerships, limited liability companies, joint ventures or other relationships that it deems desirable (including, without limitation, the acquisition of interests in, and the contributions of property to, any Subsidiary and any other Person in which the General Partner has an equity investment from time to time);

(12)   the control of any matters affecting the rights and obligations of the Partnership, including the settlement, compromise, submission to arbitration or any other form of dispute resolution, or abandonment, of any claim, cause of action, liability, debt or damages, due or owing to or from the Partnership, the commencement or defense of suits, legal proceedings, administrative proceedings, arbitrations or other forms of dispute resolution, and the representation of the Partnership in all suits or legal proceedings, administrative proceedings, arbitrations or other forms of dispute resolution, the incurring of legal expense, and the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(13)   the undertaking of any action in connection with the Partnership's direct or indirect investment in any Subsidiary or any other Person (including, without limitation, the contribution or loan of funds by the Partnership to such Persons);

(14)   the determination of the fair market value of any Partnership property distributed in kind using such reasonable method of valuation as the General Partner may

adopt; provided, however, that such methods are otherwise consistent with the requirements of this Agreement;

(15)   the enforcement of any rights against any Partner pursuant to representations, warranties, covenants and indemnities relating to such Partner's contribution of property or assets to the Partnership;

(16)   the exercise, directly or indirectly, through any attorney-in-fact acting under a general or limited power of attorney, of any right, including the right to vote, appurtenant to any asset or investment held by the Partnership;

(17)   the exercise of any of the powers of the General Partner enumerated in this Agreement on behalf of or in connection with any Subsidiary of the Partnership or any other Person in which the Partnership has a direct or indirect interest, or jointly with any such Subsidiary or other Person;

(18)   the exercise of any of the powers of the General Partner enumerated in this Agreement on behalf of any Person in which the Partnership does not have an interest, pursuant to contractual or other arrangements with such Person;

(19)   the making, execution and delivery of any and all deeds, leases, notes, deeds to secure debt, mortgages, deeds of trust, security agreements, conveyances, contracts, guarantees, warranties, indemnities, waivers, releases, confessions of judgment or any other legal instruments or agreements in writing;

(20)   the issuance of additional Partnership Units in connection with Capital Contributions by Additional Limited Partners and additional Capital Contributions by Partners pursuant to Article 4 hereof;

(21)   an election to dissolve the Partnership pursuant to Section 13.1.B hereof;

(22)   the distribution of cash to acquire Common Units held by a Common Limited Partner in connection with a Redemption under Section 15.1 hereof;

(23)   an election to acquire Tendered Common Units in exchange for REIT Shares;

(24)   the redemption of Series A Preferred Units or Series 1 Preferred Units;

(25)   the maintenance of the Register from time to time to reflect accurately at all times the Capital Contributions and Percentage Interests of the Partners as the same are adjusted from time to time to reflect redemptions, Capital Contributions, the issuance of Partnership Units, the admission of any Additional Limited Partner or any Substituted Limited Partner or otherwise, which shall not be deemed an amendment to this Agreement, as long as the matter or event being reflected in the Register otherwise is authorized by this Agreement; and

(26)   the registration of any class of securities of the Partnership under the Securities Act or the Exchange Act, and the listing of any debt securities of the Partnership on any exchange.

B.   Each of the Limited Partners agrees that, except as provided in Section 7.3 hereof and subject to the rights of any Holder of any Partnership Interest set forth in a Partnership Unit Designation, the General Partner is authorized to execute and deliver any affidavit, agreement, certificate, consent, instrument, notice, power of attorney, waiver or other writing or document in the name and on behalf of the Partnership and to otherwise exercise any power of the General Partner under this Agreement and the Act on behalf of the Partnership without any further act, approval or vote of the Partners or any other Persons, notwithstanding any other provision of the Act or any applicable law, rule or regulation and, in the absence of any specific corporate action on the part of the General Partner to the contrary, the taking of any action or the execution of any such document or writing by an officer of the General Partner, in the name and on behalf of the General Partner, in its capacity as the general partner of the Partnership, shall conclusively evidence (1) the approval thereof by the General Partner, in its capacity as the general partner of the Partnership, (2) the General Partner's determination that such action, document or writing is necessary, advisable, appropriate, desirable or prudent to conduct the business and affairs of the Partnership, exercise the powers of the Partnership under this Agreement and the Act or effectuate the purposes of the Partnership, or any other determination by the General Partner required by this Agreement in connection with the taking of such action or execution of such document or writing, and (3) the authority of such officer with respect thereto.

C.   At all times from and after the date hereof, the General Partner may cause the Partnership to obtain and maintain (i) casualty, liability and other insurance on the Properties and (ii) liability insurance for the Indemnitees hereunder.

D.   At all times from and after the date hereof, the General Partner may cause the Partnership to establish and maintain working capital and other reserves in such amounts as the General Partner, in its sole and absolute discretion, determines from time to time.

E.   The determination as to any of the following matters, made by or at the direction of the General Partner consistent with this Agreement and the Act, shall be final and conclusive and shall be binding upon the Partnership and every Limited Partner: the amount of assets at any time available for distribution or the redemption of Common Units; the amount and timing of any distribution; any determination to redeem Tendered Common Units; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged); the amount of any Partner's Capital Account, Adjusted Capital Account or Adjusted Capital Account Deficit; the amount of Net Income, Net Loss or Depreciation for any period; any special allocations of Net Income or Net Loss pursuant to Sections 6.2.D, 6.2.E, 6.2.F, 6.2.G, 6.2.H, 6.2.I, 6.2.J, 6.3, 6.4, 18.5 or 19.5; the Gross Asset Value of any Partnership asset; the Value of any REIT Share; the timing and amount of any adjustment to the Adjustment Factor; any adjustment to the number of outstanding LTIP Units pursuant to Section 18.3 or Performance Units pursuant to Section 19.3; the timing, number and redemption or repurchase price of the redemption or repurchase of any Partnership Units pursuant to Section 4.7.B; any interpretation of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or distributions, qualifications or terms or conditions of redemption of any class or series of Partnership Interest; the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Partnership or of any Partnership Interest; the number of authorized or outstanding Units of any class or series; any matter relating to the acquisition, holding and disposition of any assets by the Partnership; or any other matter relating to the business and affairs of the Partnership or required or permitted by applicable law, this Agreement or otherwise to be determined by the General Partner.

F.   In exercising its authority under this Agreement and subject to Section 7.8.B, the General Partner may, but shall be under no obligation to, take into account the tax consequences to any Partner of any action taken (or not taken) by it. The General Partner and the Partnership shall not have liability to a Limited Partner under any circumstances as a result of any tax liability incurred by such Limited Partner as a result of an action (or inaction) by the General Partner pursuant to its authority under this Agreement.

Section 7.2   Certificate of Limited Partnership.   The General Partner may file amendments to and restatements of the Certificate and do all the things to maintain the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) under the laws of the State of Maryland and each other state, the District of Columbia or any other jurisdiction, in which the Partnership may elect to do business or own property. Subject to the terms of Section 8.5.A hereof, the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate or any amendment thereto to any Limited Partner. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability to the extent provided by applicable law) in the State of Maryland and any other state, or the District of Columbia or other jurisdiction, in which the Partnership may elect to do business or own property.

Section 7.3   Restrictions on General Partner's Authority.

A.   Proscriptions. The General Partner may not take any action in contravention of this Agreement, including, without limitation:

(1)   take any action that would make it impossible to carry on the ordinary business of the Partnership, except as otherwise provided in this Agreement;

(2)   perform any act that would subject a Limited Partner to liability as a general partner in any jurisdiction or any other liability except as provided herein or under the Act; or

(3)   enter into any contract, mortgage, loan or other agreement that expressly prohibits or restricts, or that has the effect of prohibiting or restricting, (a) the General Partner or the Partnership from performing its specific obligations under Section 15.1 hereof in full, or (b) a Common Limited Partner from exercising its rights under Section 15.1 hereof to effect a Redemption in full, except, in the case of either clause (a) or (b), (x) with the written Consent of each Limited Partner affected by the prohibition or

52

restriction or (y) in connection with or as a result of a Termination Transaction that, in accordance with Section 11.2.B(1) and/or (2), does not require the Consent of the Limited Partners.

B.   Actions Requiring Consent of the Partners. Except as provided in Section 7.3.C hereof, the General Partner shall not, without the prior Consent of the Partners, amend, modify or terminate this Agreement.

C.   Amendments without Consent. Notwithstanding Sections 7.3.B and 14.2 hereof but subject to the terms of any Partnership Unit Designation with respect to Partnership Interests then outstanding, the General Partner shall have the power, without the Consent of the Partners or the consent or approval of any Limited Partner or any other Person, to amend this Agreement as may be required to facilitate or implement any of the following purposes:

(1)   to add to the obligations of the General Partner or surrender any right or power granted to the General Partner or any Affiliate of the General Partner for the benefit of the Limited Partners;

(2)   to reflect the admission, substitution or withdrawal of Partners, the Transfer of any Partnership Interest or the termination of the Partnership in accordance with this Agreement, or the adjustment of outstanding LTIP Units as contemplated by Section 18.3 or Performance Units as contemplated by Section 19.3, and to update the Register in connection with such admission, substitution, withdrawal, Transfer or adjustment;

(3)   to reflect a change that is of an inconsequential nature or does not adversely affect the Limited Partners in any material respect, or to cure any ambiguity, correct or supplement any provision in this Agreement not inconsistent with law or with other provisions, or make other changes with respect to matters arising under this Agreement that will not be inconsistent with law or with the provisions of this Agreement;

(4)   to set forth or amend the designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of the Holders of any additional Partnership Interests issued pursuant to Article 4;

(5)   to reflect any change to the designation or terms of the Series A Preferred Units as set forth in Article 16 or otherwise in this Agreement;

(6)   to reflect any change to the designation or terms of the Series 1 Preferred Units as set forth in Article 17 or otherwise in this Agreement;

(7)   to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency or contained in federal or state law;

(8)   (a) to reflect such changes as are reasonably necessary for the General Partner to maintain its status as a REIT or to satisfy the REIT Requirements or (b) to reflect

the Transfer of all or any part of a Partnership Interest among the General Partner and any Disregarded Entity with respect to the General Partner;

(9)   to modify either or both of the manner in which items of Net Income or Net Loss are allocated pursuant to Article VI or the manner in which Capital Accounts are adjusted, computed, or maintained (but in each case only to the extent otherwise provided in this Agreement);

(10)   the issuance of additional Partnership Interests in accordance with Section 4.2;

(11)   as contemplated by the last sentence of Section 4.3;

(12)   to reflect any other modification to this Agreement as is reasonably necessary for the business or operations of the Partnership or the General Partner and which does not violate Section 7.3.D;

(13)   to effect or facilitate a Termination Transaction that, in accordance with Section 11.2.B(1) and/or (2), does not require the Consent of the Limited Partners and, if the Partnership is the Surviving Partnership in any Termination Transaction, to modify Section 15.1 or any related definitions to provide that the holders of interests in such Surviving Partnership have rights that are consistent with Section 11.2B(2);

(14)   to reflect any change to the designation or terms of the Series A Preferred Units as set forth in Article 16 or otherwise in this Agreement; and

(15)   to reflect any change to the designation or terms of the Series 1 Preferred Units as set forth in Article 17 or otherwise in this Agreement.

D.   Actions Requiring Consent of Affected Partners. Notwithstanding Sections 7.3.B, 7.3.C (other than as set forth below in this Section 7.3.D) and 14.2 hereof, this Agreement shall not be amended, and no action may be taken by the General Partner, without the Consent of each Partner adversely affected thereby, if such amendment or action would: (i) convert a Limited Partner Interest in the Partnership into a General Partner Interest (except as a result of the General Partner acquiring such Partnership Interest); (ii) adversely modify in any material respect the limited liability of a Limited Partner; (iii) alter the rights of any Partner to receive the distributions to which such Partner is entitled, pursuant to Article 5 or Section 13.2.A hereof, or alter the allocations specified in Article 6 hereof (except, in any case, as permitted pursuant to Sections 4.2, 5.5, 7.3.C and Article 6 hereof); (iv) alter or modify the redemption rights, conversion rights, Cash Amount or REIT Shares Amount as set forth in Section 15.1 hereof (except, in any case, as permitted pursuant to clause (13) of Section 7.3.C hereof); or (v) amend this Section 7.3.D, or, in each case for all provisions referenced in this Section 7.3.D, amend or modify any related definitions or Exhibits (except as permitted pursuant to clause (13) of Section 7.3.C hereof). Further, no amendment may alter the restrictions on the General Partner's authority set forth elsewhere in this Agreement without the consent specified therein. Any such amendment or action consented to by any Partner shall be effective as to that Partner, notwithstanding the absence of such consent by any other Partner.

Section 7.4   Reimbursement of the General Partner.

A.   The General Partner shall not be compensated for its services as General Partner of the Partnership except as provided in this Agreement (including the provisions of Articles 5 and 6 hereof regarding distributions, payments and allocations to which the General Partner may be entitled in its capacity as the General Partner).

B.   Subject to Sections 7.4.C and 15.12 hereof, the Partnership shall be liable for, and shall reimburse the General Partner on a monthly basis, or such other basis as the General Partner may determine in its sole and absolute discretion, for all sums expended in connection with the Partnership's business, including, without limitation, (i) expenses relating to the ownership of interests in and management and operation of, or for the benefit of, the Partnership, (ii) compensation of officers and employees, including, without limitation, payments under future compensation plans, of the General Partner or the Partnership that may provide for stock units, or phantom stock, pursuant to which employees of the General Partner or the Partnership will receive payments based upon dividends on or the value of REIT Shares, (iii) director or manager fees and expenses of the General Partner or its Affiliates, and (iv) all costs and expenses of the General Partner being a public company, including costs of filings with the SEC, reports and other deliveries to its stockholders; *provided*, *however*, that the amount of any reimbursement shall be reduced by any interest earned by the General Partner with respect to bank accounts or other instruments or accounts held by it on behalf of the Partnership as permitted pursuant to Section 7.3 hereof. Such reimbursements shall be in addition to any reimbursement of the General Partner as a result of indemnification pursuant to Section 7.7 hereof. For this avoidance of doubt, this Section 7.4.B does not apply to the General Partner's income tax liabilities (including income-based franchise tax liabilities), and does not apply to the amount of franchise tax liabilities (if measured by net worth, taxable capital or similar bases under applicable state or local law) to the extent the same would not have been owed by the General Partner but for its lack of REIT qualification and taxation in a particular taxable year, it being understood that in each such case any such tax liabilities remain the obligation of the General Partner itself.

C.   To the extent practicable, Partnership expenses shall be billed directly to and paid by the Partnership and, subject to Section 15.12 hereof, if and to the extent any reimbursements to the General Partner or any of its Affiliates by the Partnership pursuant to this Section 7.4 constitute gross income to such Person (as opposed to the repayment of advances made by such Person on behalf of the Partnership), such amounts shall be treated as "guaranteed payments" within the meaning of Code Section 707(c) and shall not be treated as distributions for purposes of computing the Partners' Capital Accounts.

Section 7.5   Outside Activities of the General Partner. The General Partner shall not, directly or indirectly, enter into or conduct any business, other than in connection with, (a) the ownership, acquisition and disposition of Partnership Interests, (b) the management of the business and affairs of the Partnership, (c) the operation of the General Partner as a reporting company with a class (or classes) of securities registered under the Exchange Act, (d) its operations as a REIT, (e) the offering, sale, syndication, private placement or public offering of stock, bonds, securities or other interests, (f) financing or refinancing of any type related to the Partnership or its assets or activities, and (g) such activities as are incidental thereto; *provided*, *however*, that, except as otherwise provided herein, any funds raised by the General Partner pursuant to the preceding clauses (e) and (f) shall be made available to the Partnership, whether as Capital Contributions, loans or otherwise, as appropriate; and, *provided*, *further*, that the General Partner may, in its sole and absolute discretion, from time to time hold or acquire assets in its own name or otherwise other than through the Partnership so long as the General Partner takes commercially reasonable measures to ensure that the economic benefits and burdens of such Property are otherwise vested in the Partnership, whether through assignment, mortgage loan or otherwise or, if it is not commercially reasonable to vest such economic interests in the Partnership, the Partners shall negotiate in good faith to amend this Agreement, including, without limitation, the definition of "Adjustment Factor," to reflect such activities and the direct ownership of assets by the General Partner. Nothing contained herein shall be deemed to prohibit the General Partner from executing guarantees of Partnership debt. The General Partner and all Disregarded Entities with respect to the General Partner, taken as a group, shall not own any assets or take title to assets (other than temporarily in connection with an acquisition prior to contributing such assets to the Partnership) other than (i) interests in Disregarded Entities with respect to the General Partner, (ii) Partnership Interests as the General Partner, (iii) a minority interest in any Subsidiary of the Partnership that the General Partner holds to maintain such Subsidiary's status as a partnership for federal income tax purposes or otherwise, and (iv) such cash and cash equivalents, bank accounts or similar instruments or accounts as such group deems reasonably necessary, taking into account Section 7.1.D hereof and the requirements necessary for the General Partner to qualify as a REIT and for the General Partner to carry out its responsibilities contemplated under this Agreement and the Charter. Any Limited Partner Interests acquired by the General Partner, whether pursuant to the exercise by a Limited Partner of its right to Redemption, or otherwise, shall be automatically converted into a General Partner Interest comprised of an identical number of Partnership Units with the same terms as the class or series so acquired. Any Affiliates of the General Partner may acquire Limited Partner Interests and shall, except as expressly provided in this Agreement, be entitled to exercise all rights of a Limited Partner relating to such Limited Partner Interests.

Section 7.6   Transactions with Affiliates.

A.   The Partnership may lend or contribute funds to, and borrow funds from, Persons in which the Partnership has an equity investment, and such Persons may borrow funds from, and lend or contribute funds to, the Partnership, on terms and conditions established in the sole and absolute discretion of the General Partner. The foregoing authority shall not create any right or benefit in favor of any Person.

B.   Except as provided in Section 7.5 hereof, the Partnership may transfer assets to joint ventures, limited liability companies, partnerships, corporations, business trusts or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions consistent with this Agreement and applicable law.

C.   Except as expressly permitted by this Agreement, neither the General Partner nor any of its Affiliates may sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are determined by the General Partner in good faith to be fair and reasonable.

D.   The General Partner in its sole and absolute discretion and without the approval of the Partners or any of them or any other Persons, may propose and adopt (on behalf of the

Partnership) employee benefit plans (including without limitation plans that contemplate the issuance of LTIP Units or Performance Units) funded by the Partnership for the benefit of employees of the General Partner, the Partnership, Subsidiaries of the Partnership or any Affiliate of any of them in respect of services performed, directly or indirectly, for the benefit of the General Partner, the Partnership or any of the Partnership's Subsidiaries.

Section 7.7   Indemnification.

A.   To the fullest extent permitted by applicable law, the Partnership shall indemnify each Indemnitee from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, reasonable attorney's fees and other reasonable legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Partnership ("*Actions*") as set forth in this Agreement in which such Indemnitee may be involved, or is threatened to be involved, as a party or otherwise; *provided*, *however*, that the Partnership shall not indemnify an Indemnitee (i) if the act or omission of the Indemnitee was material to the matter giving rise to the Action and either was committed in bad faith or was the result of active and deliberate dishonesty; (ii) in the case of any criminal proceeding, if the Indemnitee had reasonable cause to believe that the act or omission was unlawful; or (iii) for any transaction for which such Indemnitee actually received an improper personal benefit in money, property or services or otherwise, in violation or breach of any provision of this Agreement; and *provided*, *further*, that no payments pursuant to this Agreement shall be made by the Partnership to indemnify or advance funds to any Indemnitee (x) with respect to any Action initiated or brought voluntarily by such Indemnitee (and not by way of defense) unless (I) approved or authorized by the General Partner or (II) incurred to establish or enforce such Indemnitee's right to indemnification under this Agreement, and (y) in connection with one or more Actions or claims brought by the Partnership or involving such Indemnitee if such Indemnitee is found liable to the Partnership on any portion of any claim in any such Action.

Without limitation, the foregoing indemnity shall extend to any liability of any Indemnitee, pursuant to a loan guaranty or otherwise, for any indebtedness of the Partnership or any Subsidiary of the Partnership (including, without limitation, any indebtedness which the Partnership or any Subsidiary of the Partnership has assumed or taken subject to), and the General Partner is hereby authorized and empowered, on behalf of the Partnership, to enter into one or more indemnity agreements consistent with the provisions of this Section 7.7 in favor of any Indemnitee having or potentially having liability for any such indebtedness. It is the intention of this Section 7.7.A that the Partnership shall indemnify each Indemnitee to the fullest extent permitted by law and this Agreement. The termination of any proceeding by judgment, order or settlement does not create a presumption that the Indemnitee did not meet the requisite standard of conduct set forth in this Section 7.7.A. The termination of any proceeding by conviction of an Indemnitee or upon a plea of *nolo contendere* or its equivalent by an Indemnitee, or an entry of an order of probation against an Indemnitee prior to judgment, does not create a presumption that such Indemnitee acted in a manner contrary to that specified in this Section 7.7.A with respect to the subject matter of such proceeding. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, and neither the General Partner nor any other Holder shall have any obligation to contribute to the capital of the Partnership or otherwise provide funds to enable the Partnership to fund its obligations under this Section 7.7.

B.   To the fullest extent permitted by law, expenses incurred by an Indemnitee who is a party to a proceeding or otherwise subject to or the focus of or is involved in any Action shall be paid or reimbursed by the Partnership as incurred by the Indemnitee in advance of the final disposition of the Action upon receipt by the Partnership of (i) a written affirmation by the Indemnitee of the Indemnitee's good faith belief that the standard of conduct necessary for indemnification by the Partnership as authorized in Section 7.7.A has been met, and (ii) a written undertaking by or on behalf of the Indemnitee to repay the amount if it shall ultimately be determined that the standard of conduct has not been met.

C.   The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee or any other Person may be entitled under any agreement, pursuant to any vote of the Partners, as a matter of law or otherwise, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee unless otherwise provided in a written agreement with such Indemnitee or in the writing pursuant to which such Indemnitee is indemnified.

D.   The Partnership may, but shall not be obligated to, purchase and maintain insurance, on behalf of any of the Indemnitees and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expenses that may be incurred by such Person in connection with the Partnership's activities, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

E.   Any liabilities which an Indemnitee incurs as a result of acting on behalf of the Partnership or the General Partner (whether as a fiduciary or otherwise) in connection with the operation, administration or maintenance of an employee benefit plan or any related trust or funding mechanism (whether such liabilities are in the form of excise taxes assessed by the IRS, penalties assessed by the U.S. Department of Labor, restitutions to such a plan or trust or other funding mechanism or to a participant or beneficiary of such plan, trust or other funding mechanism, or otherwise) shall be treated as liabilities or judgments or fines under this Section 7.7, unless such liabilities arise as a result of (i) an act or omission of such Indemnitee that was material to the matter giving rise to the Action and either was committed in bad faith or was the result of active and deliberate dishonesty; (ii) in the case of any criminal proceeding, an act or omission that such Indemnitee had reasonable cause to believe was unlawful, or (iii) any transaction in which such Indemnitee actually received an improper personal benefit in money, property or services or otherwise, in violation or breach of any provision of this Agreement or applicable law.

F.   Notwithstanding anything to the contrary in this Agreement, in no event may an Indemnitee subject any of the Holders to personal liability by reason of the indemnification provisions set forth in this Agreement, and any such indemnification shall be satisfied solely out of the assets of the Partnership.

G.   An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

H.   The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons. Any amendment, modification or repeal of this Section 7.7 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the Partnership's liability to any Indemnitee under this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

I.   It is the intent of the parties that any amounts paid by the Partnership to the General Partner pursuant to this Section 7.7 shall be treated as "guaranteed payments" within the meaning of Code Section 707(c) and shall not be treated as distributions for purposes of computing the Partners' Capital Accounts.

J.   The Partnership shall indemnify each Limited Partner and its Affiliates, their respective directors, officers, stockholders and any other individual acting on its or their behalf, from and against any costs (including costs of defense) incurred by it as a result of any litigation or other proceeding in which any Limited Partner is named as a defendant or any claim threatened or asserted against any Limited Partner, in either case which relates to the operations of the Partnership or any obligation assumed by the Partnership, unless such costs are the result of intentional harm or gross negligence on the part of, or a breach of this Agreement by, such Limited Partner; _provided_, _however_, that no Partner shall have any personal liability with respect to the foregoing indemnification, any such indemnification to be satisfied solely out of the assets of the Partnership.

K.   Any obligation or liability whatsoever of the General Partner which may arise at any time under this Agreement or any other instrument, transaction, or undertaking contemplated hereby shall be satisfied, if at all, out of the assets of the General Partner or the Partnership only. No such obligation or liability shall be personally binding upon, nor shall resort for the enforcement thereof be had to, any of the General Partner's directors, stockholders, officers, employees, or agents, regardless of whether such obligation or liability is in the nature of contract, tort or otherwise.

Section 7.8   Liability of the General Partner.

A.   Notwithstanding anything to the contrary set forth in this Agreement, neither the General Partner nor any of its directors or officers shall be liable or accountable in damages or otherwise to the Partnership, any Partners, or any Assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission if the General Partner or such director or officer acted in good faith.

B.   The Limited Partners agree that: (i) the General Partner is acting for the benefit of the Partnership, the Limited Partners and the General Partner's stockholders collectively; (ii) the General Partner is under no obligation not to give priority to the separate interests of the General Partner or the stockholders of the General Partner, and any action or failure to act on the part of the General Partner or its directors that gives priority to the separate interests of the General Partner or its stockholders that does not result in a violation of the contract rights of the Limited Partners under this Agreement does not violate the duty of loyalty owed by the General Partner to the Partnership and/or its partners; and (iii) the General Partner shall not be liable to the Partnership or to any Partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by the Partnership or any Limited Partner in connection with such decisions, except for liability for the General Partner's intentional harm or gross negligence.

C.   Subject to its obligations and duties as General Partner set forth in the Act and this Agreement, the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its employees or agents. The General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by it in good faith.

D.   Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the General Partner's and its officers' and directors' liability to the Partnership and the Limited Partners under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

E.   Notwithstanding anything herein to the contrary, except for liability for fraud, willful misconduct or gross negligence, or pursuant to any express indemnities given to the Partnership by any Partner pursuant to any other written instrument, no Partner shall have any personal liability whatsoever, to the Partnership or to the other Partners, or for the debts or liabilities of the Partnership or the Partnership's obligations hereunder, and the full recourse of the other Partner(s) shall be limited to the interest of that Partner in the Partnership. Without limitation of the foregoing, and except for liability for fraud, willful misconduct or gross negligence, or pursuant to any such express indemnity, no property or assets of any Partner, other than its interest in the Partnership, shall be subject to levy, execution or other enforcement procedures for the satisfaction of any judgment (or other judicial process) in favor of any other Partner(s) and arising out of, or in connection with, this Agreement. This Agreement is executed by the officers of the General Partner solely as officers of the same and not in their own individual capacities.

F.   To the extent that, under applicable law, the General Partner has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or the Limited Partners, the General Partner shall not be liable to the Partnership or to any other Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or modify the duties and liabilities of the General Partner under the Act or otherwise existing under applicable law, are agreed by the Partners to replace such other duties and liabilities of such General Partner.

G.   Whenever in this Agreement the General Partner is permitted or required to make a decision in (i) its "sole and absolute discretion," "sole discretion" or "discretion" or under a grant of similar authority or latitude, the General Partner shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest or factors affecting the Partnership or the Partners or any of them, or (ii) in its "good faith" or under another expressed standard, the General Partner shall act under such express standard and shall not be subject to any other or different standards imposed by this

Agreement or any other agreement contemplated herein or by relevant provisions of law or in equity or otherwise. If any question should arise with respect to the operation of the Partnership, which is not otherwise specifically provided for in this Agreement or the Act, or with respect to the interpretation of this Agreement, the General Partner is hereby authorized to make a final determination with respect to any such question and to interpret this Agreement in such a manner as it shall deem, in its sole discretion, to be fair and equitable, and its determination and interpretations so made shall be final and binding on all parties. The General Partner's "sole and absolute discretion," "sole discretion" and "discretion" under this Agreement shall be exercised consistently with the duty of care and the obligation of good faith and fair dealing under the Act (as modified by the Agreement).

H.   To the maximum extent permitted under the Act, the only duties that the General Partner owes to the Partnership, any Partner or any other Person (including any creditor of any Partner or assignee of any Partnership Interest), fiduciary or otherwise, are to perform its contractual obligations as expressly set forth in this Agreement consistently with the implied contractual covenant of good faith and fair dealing, and to act with the fiduciary duties of care and loyalty which have been, in accordance with the Act, modified as set forth in this Section 7.8. The General Partner, in its capacity as such, shall have no other duty, fiduciary or otherwise, to the Partnership, any Partner or any other Person (including any creditor of any Partner or any assignee of Partnership Interest). The provisions of this Agreement other than this Section 7.8 shall create contractual obligations of the General Partner only, and no such provision shall be interpreted to expand or modify the fiduciary duties of the General Partner under the Act. The provisions of this Section 7.8, to the extent that they restrict or modify the duties and liabilities of the General Partner under the Act or otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such General Partner. The General Partner is entitled to a presumption that any act or failure to act on the part of the General Partner, and any decision or determination made by the General Partner, is presumed to satisfy the duties of the General Partner under the Act, modified as set forth in this Section 7.8, and no act or failure to act on the part of the General Partner, or decision or determination made by the General Partner (whether with respect to a change of control of the Partnership or otherwise) shall be subject to any duty, standard of conduct, burden of proof or scrutiny, whether at law or in equity, other than as set forth in this Section 7.8.

Section 7.9   Other Matters Concerning the General Partner.

A.   The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties.

B.   The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers, architects, engineers, environmental consultants and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion of such Persons as to matters that the General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

C.   The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers or agents and a duly appointed attorney or attorneys-in-fact (including, without limitation, officers and directors of the General Partner). Each such attorney shall, to the extent provided by the General Partner in the power of attorney, have full power and authority to do and perform all and every act and duty that is permitted or required to be done by the General Partner hereunder.

D.   Notwithstanding any other provision of this Agreement or any non-mandatory provision of the Act, any action of the General Partner on behalf of the Partnership or any decision of the General Partner to refrain from acting on behalf of the Partnership, undertaken in the good faith belief that such action or omission is necessary or advisable in order (i) to protect the ability of the General Partner to qualify or re-qualify as a REIT, (ii) for the General Partner otherwise to satisfy the REIT Requirements, (iii) for the General Partner to avoid incurring any taxes under Code Section 857 or Code Section 4981, or (iv) for any General Partner Affiliate to qualify as a "qualified REIT subsidiary" (within the meaning of Code Section 856(i)(2)) or "taxable REIT subsidiary"(within the meaning of Code Section 856(l)), is expressly authorized under this Agreement and is deemed approved by all of the Limited Partners and does not violate the duty of loyalty or any other duty or obligation, fiduciary or otherwise, of the General Partner to the Partnership or any other Partner.

Section 7.10   Title to Partnership Assets.   Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively with other Partners or Persons, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner or one or more nominees, as the General Partner may determine, including Affiliates of the General Partner. The General Partner hereby declares and warrants that any Partnership assets for which legal title is held in the name of the General Partner or any nominee or Affiliate of the General Partner shall be held by the General Partner or such nominee or Affiliate for the use and benefit of the Partnership in accordance with the provisions of this Agreement. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which legal title to such Partnership assets is held.

Section 7.11   Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner has full power and authority, without the consent or approval of any other Partner, or Person, to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any contracts on behalf of the Partnership, and take any and all actions on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner as if it were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner in connection with any such dealing. In no event shall any Person dealing with the General Partner or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expediency of any act or action of the General Partner or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (i) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (ii) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (iii) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

Article 8
RIGHTS AND OBLIGATIONS OF LIMITED PARTNERS

Section 8.1   Limitation of Liability. No Limited Partner shall have any liability under this Agreement except as expressly provided in this Agreement (including, without limitation, Section 10.4 hereof) or under the Act.

Section 8.2   Management of Business. No Limited Partner or Assignee (other than the General Partner, any of its Affiliates or any officer, director, member, employee, partner, agent or trustee of the General Partner, the Partnership or any of their Affiliates, in their capacity as such) shall take part in, or have any liability in respect of, the operations, management or control (within the meaning of the Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. The transaction of any such business by the General Partner, any of its Affiliates or any officer, director, member, employee, partner, agent, representative, or trustee of the General Partner, the Partnership or any of their Affiliates, in their capacity as such, shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

Section 8.3   Outside Activities of Limited Partners. Subject to any agreements entered into pursuant to Section 7.6 hereof and any other agreements entered into by a Limited Partner or any of its Affiliates with the General Partner, the Partnership or a Subsidiary (including, without limitation, any employment agreement), any Limited Partner and any Assignee, officer, director, employee, agent, trustee, Affiliate, member or stockholder of any Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities that are in direct or indirect competition with the Partnership or that are enhanced by the activities of the Partnership. Neither the Partnership nor any Partner shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee. Subject to such agreements, none of the Limited Partners nor any other Person shall have any rights by virtue of this Agreement or the partnership relationship established hereby in any business ventures of any other Person (other than the General Partner), and such Person shall have no obligation pursuant to this Agreement, subject to Section 7.6 hereof and any other agreements entered into by a Limited Partner or its Affiliates with the General Partner, the Partnership or a Subsidiary, to offer any interest in any such business ventures to the Partnership, any Limited Partner, or any such other Person, even if such opportunity is of a character that, if presented to the Partnership, any Limited Partner or such other Person, could be taken by such Person. In deciding whether to take any actions in such capacity, the Limited Partners and their respective Affiliates shall be under no obligation to consider the separate interests of the Partnership or its subsidiaries and to the maximum extent permitted by applicable law shall have no fiduciary duties or similar obligations to the Partnership or any other Partners, or to any subsidiary of the Partnership, and shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the other Partners in connection with such acts except for liability for fraud, willful misconduct or gross negligence.

Section 8.4   Return of Capital. Except pursuant to the rights of Redemption set forth in Section 15.1 hereof, no Limited Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent of distributions made pursuant to this Agreement or upon termination of the Partnership as provided herein. Except to the extent provided in Articles 5 and 6 hereof or otherwise expressly provided in this Agreement, no Limited Partner or Assignee shall have priority over any other Limited Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions.

Section 8.5   Rights of Limited Partners Relating to the Partnership.

A.   In addition to other rights provided by this Agreement or by the Act, and except as limited by Section 8.5.C hereof, the General Partner shall deliver to each Limited Partner a copy of any information mailed or delivered electronically to all of the common stockholders of the General Partner as soon as practicable after such mailing.

B.   The Partnership shall notify any Limited Partner that is a Qualifying Party, on request, of the then current Adjustment Factor and any change made to the Adjustment Factor shall be set forth in the quarterly report required by Section 9.3.B hereof immediately following the date such change becomes effective.

C.   Notwithstanding any other provision of this Section 8.5, the General Partner may keep confidential from the Limited Partners (or any of them), for such period of time as the General Partner determines in its sole and absolute discretion to be reasonable, any information that (i) the General Partner believes to be in the nature of trade secrets or other information the disclosure of which the General Partner in good faith believes is not in the best interests of the Partnership or the General Partner or (ii) the Partnership or the General Partner is required by law or by agreement to keep confidential.

D.   Upon written request by any Limited Partner, the General Partner shall cause the ownership of Partnership Units by such Limited Partner to be evidenced by a certificate for units in such form as the General Partner may determine with respect to any class of Partnership Units issued from time to time under this Agreement. Any officer of the General Partner may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Partnership alleged to have been lost, destroyed, stolen or mutilated, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, destroyed, stolen or mutilated. Unless otherwise determined by an officer of the General Partner, the owner of such lost, destroyed, stolen or mutilated certificate or certificates, or his or her legal representative, shall be required, as a condition precedent to the issuance of a new certificate or certificates, to give the Partnership a bond in such sums as the General Partner may direct as indemnity against any claim that may be made against the Partnership.

Section 8.6   Partnership Right to Call Limited Partner Interests. Notwithstanding any other provision of this Agreement, on and after the date on which the aggregate Percentage Interests of the Limited Partners are less than one percent (1%), the Partnership shall have the right, but not the obligation, from time to time and at any time to redeem any and all outstanding Limited Partner Interests by treating any Limited Partner as a Tendering Party who has delivered a Common Unit Notice of Redemption for the amount of Common Units to be specified by the General Partner, in its sole and absolute discretion, by notice to such Limited Partner that the Partnership has elected to exercise its rights under this Section 8.6. Such notice given by the General Partner to a Limited Partner pursuant to this Section 8.6 shall be treated as if it were a Common Unit Notice of Redemption delivered to the General Partner by such Limited Partner. For purposes of this Section 8.6, (a) any Limited Partner (whether or not otherwise a Qualifying Party) may, in the General Partner's sole and absolute discretion, be treated as a Qualifying Party that is a Tendering Party, as applicable, and (b) the provisions of Sections 15.1.F(2) and 15.1.F(3) hereof shall not apply, but the remainder of Section 15.1 hereof shall apply, mutatis mutandis.

Section 8.7   Rights as Objecting Partner. No Limited Partner and no Holder of a Partnership Interest shall be entitled to exercise any of the rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the Maryland General Corporation Law or any successor statute in connection with a merger of the Partnership.

Article 9
BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 9.1   Records and Accounting.

A.   The General Partner shall keep or cause to be kept at the principal place of business of the Partnership any records and documents required to be maintained by the Act and any other books and records deemed by the General Partner to be appropriate with respect to the Partnership's business, including, without limitation, all books and records necessary to provide to the Limited Partners any information, lists and copies of documents required to be provided pursuant to Section 8.5.A, Section 9.3 or Article 13 hereof. Any records maintained by or on behalf of the Partnership in the regular course of its business may be kept on any information storage device, *provided*, that the records so maintained are convertible into clearly legible written form within a reasonable period of time.

B.   The books of the Partnership shall be maintained, for financial and tax reporting purposes, on an accrual basis in accordance with generally accepted accounting principles, or on such other basis as the General Partner determines to be necessary or appropriate. To the extent permitted by sound accounting practices and principles, the Partnership and the General Partner may operate with integrated or consolidated accounting records, operations and principles.

Section 9.2   Partnership Year. For purposes of this Agreement, "*Partnership Year*" means the fiscal year of the Partnership, which shall be the same as the tax year of the Partnership. The tax year shall be the calendar year unless otherwise required by the Code.

Section 9.3   Reports.

A.   As soon as practicable, but in no event later than one hundred five (105) days after the close of each Partnership Year, the General Partner shall cause to be mailed to each Limited Partner of record as of the close of the Partnership Year, financial statements of the Partnership, or of the General Partner if such statements are prepared solely on a consolidated basis with the

General Partner, for such Partnership Year, presented in accordance with generally accepted accounting principles, such statements to be audited by a nationally recognized firm of independent public accountants selected by the General Partner.

B.   As soon as practicable, but in no event later than sixty (60) days after the close of each calendar quarter (except the last calendar quarter of each year), the General Partner shall cause to be mailed to each Limited Partner of record as of the last day of the calendar quarter, a report containing unaudited financial statements of the Partnership for such calendar quarter, or of the General Partner if such statements are prepared solely on a consolidated basis with the General Partner, and such other information as may be required by applicable law or regulation or as the General Partner determines to be appropriate.

C.   The General Partner shall have satisfied its obligations under Section 9.3.A and Section 9.3.B by posting or making available the reports required by this Section 9.3 on the website maintained from time to time by the Partnership or the General Partner, _provided_, that such reports are able to be printed or downloaded from such website.

Article 10
TAX MATTERS

Section 10.1   Preparation of Tax Returns.   The General Partner shall arrange for the preparation and timely filing of all returns with respect to Partnership income, gains, deductions, losses and other items required of the Partnership for federal and state income tax purposes and shall use all reasonable efforts to furnish, within ninety (90) days of the close of each taxable year, the tax information reasonably required by Limited Partners for federal and state income tax and any other tax reporting purposes.   The Limited Partners shall promptly provide the General Partner with such information relating to the Contributed Properties as is readily available to the Limited Partners, including tax basis and other relevant information, as may be reasonably requested by the General Partner from time to time.

Section 10.2   Tax Elections.   Except as otherwise provided herein, the General Partner shall, in its sole and absolute discretion, determine whether to make any available election pursuant to the Code, including, but not limited to, the election under Code Section 754, and any available tax elections under state or local tax law.   The General Partner shall have the right to seek to revoke any such election (including, without limitation, any election under Code Section 754 or any applicable state or local tax law) upon the General Partner's determination in its sole and absolute discretion that such revocation is in the best interests of the Partners. In the event of a transfer of all or any part of the Partnership Interest of any Partner, the Partnership, at the option of the General Partner, may elect pursuant to Section 754 of the Code to adjust the tax basis of the Properties. Notwithstanding anything contained in Article 5 of this Agreement but subject to subsection (iv) of the definition of Gross Asset Value, any adjustments made pursuant to Section 754 shall affect only the successor in interest to the transferring Partner and in no event shall be taken into account in establishing, maintaining or computing Capital Accounts for the other Partners for any purpose under this Agreement. Each Partner will furnish the Partnership with all information necessary to give effect to such election.

Section 10.3   Tax Matters Partner; Partner Representative.

A.   For each taxable year of the Partnership beginning on or after January 1, 2018, the General Partner shall designate itself or another Person to be the partnership representative of the Partnership (the "***Partnership Representative***") within the meaning of Section 6223 of the Code in accordance with Regulations Section 301.6223-1 and any other applicable Internal Revenue Service guidance. If the Person designated by the General Partner to serve as the Partnership Representative is not an individual, the General Partner shall also appoint an individual (the "***Designated Individual***") through whom the Partnership Representative acts in accordance with Regulations Section 301.6223-1 and any other applicable Internal Revenue Service guidance. The General Partner shall also designate a new Partnership Representative if the Partnership Representative resigns or is deemed ineligible or appoint a new Designated Individual if the Designated Individual resigns or is deemed ineligible. The General Partner is authorized to revoke and replace from time to time the Partnership Representative or the Designated Individual in accordance with Regulations Section 301.6223-1 and any other applicable Internal Revenue Service guidance. The General Partner shall make all designations and appointments under similar or analogous state, local or non-U.S. laws. The Partnership Representative shall have the right and obligation to take all actions authorized and required, respectively, by the Code and Regulations (and, as applicable, analogous state, local and non-U.S. laws) for the Partnership Representative. The taking of any action and the incurring of any expense by the Partnership Representative in connection with any applicable proceeding, except to the extent required by law, is a matter in the sole and absolute discretion of the Partnership Representative, and the provisions relating to indemnification of the Indemnitees set forth in Section 7.7 hereof shall be fully applicable to the Partnership Representative and the Designated Individual, if any, acting as such.

B.   Each Partner agrees that such Partner shall not treat any Partnership-related item inconsistently on such Partner's federal, state, local or non-U.S. tax return with the treatment of the item on the Partnership's return. Any deficiency for taxes imposed on any Partner with respect to such Partner's interest in the Partnership (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Section 6226 of the Code) will be paid by such Partner. If the Partnership is required to pay (and actually pays) an imputed underpayment (including penalties, additions to tax or interest imposed with respect to such taxes, pursuant to Section 6225 of the Code) with respect to a reviewed year, or bears the economic burden of imputed underpayments made by entities in which it is a partner, such amounts paid will be recoverable from the reviewed-year Partners. To the extent that the Partnership or the Partnership Representative, as applicable, does not make an election under Sections 6221(b) (if available) or 6226 of the Code, the Partnership shall use commercially reasonable efforts to (i) make any modifications available under Section 6225(c) of the Code, and (ii) if requested by a Partner, provide to such Partner information allowing such Partner to file an amended federal income tax return, as described in Section 6225(c)(2) of the Code, to the extent such amended return and payment of any related federal income taxes would reduce any taxes payable by Partnership; similar principles shall apply under state, local and non-U.S. laws. Each Limited Partner shall, including any time after such Limited Partner withdraws from or otherwise ceases to be a Limited Partner, take all actions requested by the General Partner, including timely provision of requested information and consents in connection with implementing any elections or decisions made by the Partnership or the Partnership Representative (or Person acting in a similar capacity under similar or analogous state, local or non-U.S. laws) related to any tax audit or examination of the Partnership (including to implement any modifications to any imputed underpayment or similar amount under Section 6225(c) of the Code, any elections under

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Sections 6221 or 6226 of the Code and any administrative adjustment request under Section 6227 of the Code).

C.   Notwithstanding anything to the contrary in this Agreement, any information, representations, certificates, forms, or documentation provided pursuant to this Section 10.3 may be disclosed to any applicable taxing authority. Each Partner agrees to be bound by the provisions of this Section 10.3 at all times, including any time after such Partner ceases to be a Partner solely with respect to matters directly related to such Partner's interest in the Partnership, and the provisions of Section 7.8 shall survive the winding up, liquidation and dissolution of the Partnership. For the avoidance of doubt, all references to Code Sections in Sections 10.3.C and 10.3.D are to such Code Sections as amended by the Bipartisan Budget Act (and any applicable subsequent amendments thereto).

Section 10.4   Withholding. Each Limited Partner hereby authorizes the Partnership to withhold from or pay on behalf of or with respect to such Limited Partner any amount of federal, state, local or foreign taxes that the General Partner determines the Partnership is required to withhold or pay with respect to any amount distributable or allocable to such Limited Partner pursuant to this Agreement, including, without limitation, any taxes required to be withheld or paid by the Partnership pursuant to Code Section 1441, Code Section 1442, Code Section 1445 or Code Section 1446. Any amount withheld with respect to a Limited Partner pursuant to this Section 10.4 shall be treated as paid or distributed, as applicable, to such Limited Partner for all purposes under this Agreement. Any amount paid on behalf of or with respect to a Limited Partner, in excess of any such withheld amount, shall constitute a loan by the Partnership to such Limited Partner, which loan shall be repaid by such Limited Partner within thirty (30) days after the affected Limited Partner receives written notice from the General Partner that such payment must be made; *provided*, that the Limited Partner shall not be required to repay such deemed loan if either (i) the Partnership withholds such payment from a distribution that would otherwise be made to the Limited Partner or (ii) the General Partner determines, in its sole and absolute discretion, that such payment may be satisfied out of the Available Cash of the Partnership that would, but for such payment, be distributed to the Limited Partner. Any amounts payable by a Limited Partner hereunder shall bear interest at the base rate on corporate loans at large United States money center commercial banks, as published from time to time in the Wall Street Journal (but not higher than the maximum lawful rate) from the date such amount is due (i.e., thirty (30) days after the Limited Partner receives written notice of such amount) until such amount is paid in full.

Section 10.5   Organizational Expenses. The General Partner may cause the Partnership to elect to deduct expenses, if any, incurred by it in organizing the Partnership ratably over a 180-month period as provided in Section 709 of the Code.

Article 11
PARTNER TRANSFERS AND WITHDRAWALS

Section 11.1   Transfer.

A.   No part of the interest of a Partner shall be subject to the claims of any creditor, to any spouse for alimony or support, or to legal process, and may not be voluntarily or involuntarily alienated or encumbered except as may be specifically provided for in this Agreement.

B.   No Partnership Interest shall be Transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article 11. Any Transfer or purported Transfer of a Partnership Interest not made in accordance with this Article 11 shall be null and void *ab initio*.

C.   No Transfer of any Partnership Interest may be made to a lender to the Partnership or any Person who is related (within the meaning of Section 1.752-4(b) of the Regulations) to any lender to the Partnership whose loan constitutes a Nonrecourse Liability, without the Consent of the General Partner; *provided*, *however*, that as a condition to such Consent, the lender may be required to enter into an arrangement with the Partnership and the General Partner to redeem or exchange for the REIT Shares Amount any Partnership Units in which a security interest is held by such lender simultaneously with the time at which such lender would be deemed to be a partner in the Partnership for purposes of allocating liabilities to such lender under Section 752 of the Code (*provided*, that for purpose of calculating the REIT Shares Amount in this Section 11.1.C, "Tendered Common Units" shall mean all such Partnership Units in which a security interest is held by such lender).

Section 11.2   Transfer of General Partner's Partnership Interest.

A.   Except as provided in this Section 11.2 and subject to the rights of any Holder of any Partnership Interest set forth in a Partnership Unit Designation, the General Partner shall not Transfer all or any portion of its Partnership Interests (whether by sale, disposition, statutory merger or consolidation, liquidation or otherwise) without the Consent of the Common Limited Partners. It is a condition to any Transfer of a Partnership Interest of a General Partner otherwise permitted hereunder (including any Transfer permitted pursuant to Section 11.2.B or 11.2.C) that: (i) coincident with such Transfer, the transferee is admitted as a General Partner pursuant to Section 12.1 hereof; (ii) the transferee assumes, by operation of law or express agreement, all of the obligations of the transferor General Partner under this Agreement with respect to such Transferred Partnership Interest; and (iii) the transferee has executed such instruments as may be necessary to effectuate such admission and to confirm the agreement of such transferee to be bound by all the terms and provisions of this Agreement with respect to the Partnership Interest so acquired and the admission of such transferee as a General Partner.

B.   *Certain Transactions of the General Partner*. Subject to the rights of any Holder of any Partnership Interest set forth in a Partnership Unit Designation, the General Partner may not, without the Consent of the Limited Partners, transfer all of its Partnership Interests in connection with (a) a merger, consolidation or other combination of its or the Partnership's assets with another entity, (b) a sale of all or substantially all of its or the Partnership's assets not in the ordinary course of the Partnership's business or (c) a reclassification, recapitalization or change any of outstanding shares of the General Partner's stock or other outstanding equity interests other than in connection with a stock split, reverse stock split, stock dividend change in par value, increase in authorized shares, designation or issuance of new classes of equity securities or any event that does not require the approval of the General Partner's stockholders (each, a "***Termination Transaction***") unless:

(1)   in connection with such Termination Transaction, all of the Common Limited Partners will receive, or will have the right to elect to receive (and shall be

provided the opportunity to make such an election if the holders of REIT Shares generally are also provided such an opportunity), for each Partnership Unit an amount of cash, securities and/or other property equal to the product of the Adjustment Factor and the greatest amount of cash, securities or other property paid to a holder of one REIT Share in consideration of one REIT Share pursuant to the terms of such Termination Transaction; *provided*, that if, in connection with such Termination Transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of the outstanding REIT Shares, each holder of Partnership Units shall receive, or shall have the right to elect to receive, the greatest amount of cash, securities or other property which such holder of Partnership Units would have received had it exercised its right to redemption pursuant to Article 15 hereof and received REIT Shares in exchange for its Partnership Units immediately prior to the expiration of such purchase, tender or exchange offer and had thereupon accepted such purchase, tender or exchange offer and then such Termination Transaction shall have been consummated; or

(2)   all of the following conditions are met: (w) substantially all of the assets directly or indirectly owned by the surviving entity are owned directly or indirectly by the Partnership or another limited partnership or limited liability company which is the survivor of a merger, consolidation or combination of assets with the Partnership (in each case, the "*Surviving Partnership*"); (x) the Common Limited Partners that held Common Units immediately prior to such Termination Transaction own a percentage interest of the Surviving Partnership based on the relative fair market value of the net assets of the Partnership and the other net assets of the Surviving Partnership immediately prior to the consummation of such transaction; (y) the rights, preferences and privileges of Common Limited Partners in the Surviving Partnership are at least as favorable as those in effect immediately prior to the consummation of such transaction and as those applicable to any other limited partners or non-managing members of the Surviving Partnership (other than the holders of any preferred units therein); and (z) the rights of the Common Limited Partners include at least one of the following: (a) the right to redeem their interests in the Surviving Partnership for the consideration available to such persons pursuant to Section 11.2.B(1) or (b) the right to redeem their interests in the Surviving Partnership for cash on terms substantially equivalent to those in effect with respect to their Common Units immediately prior to the consummation of such transaction, or, if the ultimate controlling person of the Surviving Partnership has publicly traded common equity securities, such common equity securities, with an exchange ratio based on the determination of relative fair market value of such securities and the REIT Shares.

C.   Notwithstanding the other provisions of this Article 11 (other than Section 11.6.D hereof), the General Partner may Transfer all of its Partnership Interests at any time to any Person that is, at the time of such Transfer an Affiliate of the General Partner, including any "qualified REIT subsidiary" (within the meaning of Code Section 856(i)(2)), without the Consent of any Limited Partners. The provisions of Section 11.2.B, 11.3, 11.4.A and 11.5 hereof shall not apply to any Transfer permitted by this Section 11.2.C.

D.   The General Partner may not voluntarily withdraw as a general partner of the Partnership without the Consent of the Limited Partners, except in connection with a Transfer of the General Partner's entire Partnership Interest permitted in this Article 11 or in connection with a Termination Transaction and, in each case, upon the admission of the transferee as a successor General Partner of the Partnership pursuant to the Act and this Agreement.

E.   Prior to the Approval Right Termination Date, the General Partner may not consummate (x) a Termination Transaction, (y) a merger, consolidation or other combination of the assets of the Partnership with another entity or (z) a sale of all or substantially all of the assets of the Partnership, in each case which transaction (a "*Stockholder Vote Transaction*") is submitted for the approval of the holders of REIT Shares of the General Partner (a "*Stockholder Vote*") unless: (i) the General Partner first provides the Common Limited Partners with advance notice at least equal in time to the advance notice given to holders of REIT Shares in connection with such Stockholder Vote, (ii) in connection with such advance notice, the General Partner provides the Common Limited Partners with written materials describing the proposed Stockholder Vote Transaction (which may consist of the proxy statement or registration statement used in connection with the Stockholder Vote) and (iii) the Stockholder Vote Transaction is approved by the holders of the Common Units (the "*Partnership Vote*") at the same level of approval as required for the Stockholder Vote (for example, (x) if the approval of holders of outstanding REIT Shares entitled to cast a majority of the votes entitled to be cast on the matter is required to approve the Stockholder Vote Transaction in the Stockholder Vote, then the approval of holders of outstanding Common Units (including votes deemed to be cast by the General Partner) entitled to cast a majority of votes entitled to be cast on the matter will be required to approve the Stockholder Vote Transaction in the Partnership Vote or (y) if the approval of a majority of the votes cast by holders of outstanding REIT Shares present at a meeting of such holders at which a quorum is present is required to approve the Stockholder Vote Transaction in the Stockholder Vote, then the approval of a majority of the votes cast (including votes deemed to be cast by the General Partner) by holders of outstanding Common Units present at a meeting of such holders at which a quorum is present will be required to approve the Stockholder Vote Transaction in the Partnership Vote). For purposes of the Partnership Vote, (i) each Partner holding Common Units (other than the General Partner or any of its Subsidiaries) shall be entitled to cast a number of votes equal to the total number of Common Units held by such Partner as of the record date for the Stockholder Meeting, and (ii) the General Partner and its Subsidiaries shall not be entitled to vote thereon and shall instead be deemed to have cast a number of votes equal to the sum of (x) the total number of Common Units held by the General Partner as of the Record Date for the Stockholder Meeting divided by the Adjustment Factor then in effect plus (y) the total number of shares of unvested restricted REIT Shares with respect to which the General Partner does not hold back-to-back Common Units as of the Record Date for the Stockholder Meeting, in proportion to the manner in which all outstanding REIT Shares were voted in the Stockholder Vote (for example, "For," "Against," "Abstain" and "Not Present"). Any such Partnership Vote will be taken in accordance with Section 14.3 below (including Section 14.3.B thereof permitting actions to be taken by written consent without a meeting), *mutatis mutandis* to give effect to the foregoing provisions of this Section 11.2.E, except that, solely for purposes of determining whether a quorum is present at any meeting of the Partners at which a Partnership Vote will occur, the General Partner shall be considered to be entitled to cast at such meeting all votes that the General Partner will be deemed to have cast in such Partnership Vote as provided in this Section 11.2.E.

Section 11.3   Limited Partners' Rights to Transfer.

A.   *General*. Prior to the end of the Initial Holding Period, no Limited Partner shall Transfer all or any portion of its Partnership Interest to any transferee without the Consent of the General Partner; *provided*, *however*, that any Limited Partner may, at any time, without the consent or approval of the General Partner, (i) Transfer all or part of its Partnership Interest to any Family Member (including a Transfer by a Family Member that is an inter vivos or testamentary trust (whether revocable or irrevocable) to a Family Member that is a beneficiary of such trust), any Charity, any Controlled Entity or any Affiliate, or (ii) pledge (a "***Pledge***") all or any portion of its Partnership Interest to a lending institution that is not an Affiliate of such Limited Partner as collateral or security for a bona fide loan or other extension of credit, and, except as provided in Section 11.1.C, Transfer such pledged Partnership Interest to such lending institution in connection with the exercise of remedies under such loan or extension of credit (any Transfer or Pledge permitted by this proviso is hereinafter referred to as a "***Permitted Transfer***"). After such Initial Holding Period, each Limited Partner, and each transferee of Partnership Units or Assignee pursuant to a Permitted Transfer, shall have the right to Transfer all or any portion of its Partnership Interest to any Person without the Consent of the General Partner, subject to the provisions of Sections 11.1.C and 11.4 hereof and to satisfaction of each of the following conditions (in addition to the right of such Limited Partner or permitted transferee thereof to continue to make Permitted Transfers without the need to satisfy clauses (1) through (4) below):

(1)   *General Partner Right of First Refusal*. The transferor Limited Partner (or the Partner's estate in the event of the Partner's death) shall give written notice of the proposed Transfer to the General Partner, which notice shall state (i) the identity and address of the proposed transferee and (ii) the amount and type of consideration proposed to be received for the Transferred Partnership Units. The General Partner shall have ten (10) Business Days upon which to give the transferor Limited Partner notice of its election to acquire the Partnership Units on the terms set forth in such notice. If it so elects, it shall purchase the Partnership Units on such terms within ten (10) Business Days after giving notice of such election; *provided*, *however*, that such closing may be deferred to the extent necessary to effect compliance with the Hart-Scott-Rodino Antitrust Act, if applicable, and any other applicable requirements of law. If it does not so elect, the transferor Limited Partner may Transfer such Partnership Units to a third party, on terms no more favorable to the transferee than the proposed terms, subject to the other conditions of this Section 11.3.

(2)   *Qualified Transferee*. Any Transfer of a Partnership Interest shall be made only to a single Qualified Transferee provided, however, that, for such purposes, all Qualified Transferees that are Affiliates, or that comprise investment accounts or funds managed by a single Qualified Transferee and its Affiliates, shall be considered together to be a single Qualified Transferee; and provided, further, that each Transfer meeting the minimum Transfer restriction of Section 11.3.A(4) hereof may be to a separate Qualified Transferee.

(3)   *Opinion of Counsel*. The transferor Limited Partner shall deliver or cause to be delivered to the General Partner an opinion of counsel reasonably satisfactory to it to the effect that the proposed Transfer may be effected without registration under the Securities Act and will not otherwise violate the registration provisions of the Securities Act and the regulations promulgated thereunder or violate any state securities laws or

regulations applicable to the Partnership or the Partnership Interests Transferred; *provided*, *however*, that the General Partner may, in its sole discretion, waive this condition upon the request of the transferor Limited Partner. If, in the opinion of such counsel, such Transfer would require the filing of a registration statement under the Securities Act or would otherwise violate any federal or state securities laws or regulations applicable to the Partnership or the Partnership Units, the General Partner may prohibit any Transfer otherwise permitted under this Section 11.3 by a Limited Partner of Partnership Interests.

(4)   *Minimum Transfer Restriction*. Any Transferring Partner must Transfer not less than the lesser of (i) five hundred (500) Partnership Units or (ii) all of the remaining Partnership Units owned by such Transferring Partner, without, in each case, the Consent of the General Partner; *provided*, *however*, that, for purposes of determining compliance with the foregoing restriction, all Partnership Units owned by Affiliates of a Limited Partner shall be considered to be owned by such Limited Partner.

(5)   *Exception for Permitted Transfers*. The conditions of Sections 11.3.A(1) through 11.3.A(4) hereof shall not apply in the case of a Permitted Transfer.

It is a condition to any Transfer otherwise permitted hereunder (whether or not such Transfer is a Permitted Transfer or effected during or after the Initial Holding Period) that the transferee assumes by operation of law or express agreement all of the obligations of the transferor Limited Partner under this Agreement with respect to such Transferred Partnership Interest, and no such Transfer (other than pursuant to a statutory merger or consolidation wherein all obligations and liabilities of the transferor Partner are assumed by a successor entity by operation of law) shall relieve the transferor Partner of its obligations under this Agreement without the Consent of the General Partner. Notwithstanding the foregoing, any transferee of any Transferred Partnership Interest shall be subject to any and all restrictions on ownership or transfer of stock of the General Partner contained in the Charter that may limit or restrict such transferee's ability to exercise its redemption rights, including, without limitation, the Ownership Limit. Any transferee, whether or not admitted as a Substituted Limited Partner, shall take subject to the obligations of the transferor hereunder. Unless admitted as a Substituted Limited Partner, no transferee, whether by a voluntary Transfer, by operation of law or otherwise, shall have any rights hereunder, other than the rights of an Assignee as provided in Section 11.5 hereof.

B.   *Incapacity*.   If a Limited Partner is subject to Incapacity, the executor, administrator, trustee, committee, guardian, conservator or receiver of such Limited Partner's estate shall have all the rights of a Limited Partner, but not more rights than those enjoyed by other Limited Partners, for the purpose of settling or managing the estate, and such power as the Incapacitated Limited Partner possessed to Transfer all or any part of its interest in the Partnership. The Incapacity of a Limited Partner, in and of itself, shall not dissolve or terminate the Partnership.

C.   *Adverse Tax Consequences*.   Notwithstanding anything to the contrary in this Agreement, the General Partner shall have the authority (but shall not be required) to take any steps it determines are necessary or appropriate in its sole and absolute discretion to prevent the Partnership from being taxable as a corporation for federal income tax purposes. In furtherance of the foregoing, except with the Consent of the General Partner, no Transfer by a Limited Partner of its Partnership Interests (including any redemption, any conversion of LTIP Units or Performance

Units into Common Units, any other acquisition of Partnership Units by the General Partner or any acquisition of Partnership Units by the Partnership) may be made to or by any Person if such Transfer could (i) result in the Partnership being treated as an association taxable as a corporation, (ii) result in a termination of the Partnership under Code Section 708, (iii) be treated as effectuated through an "established securities market" or a "secondary market (or the substantial equivalent thereof)" within the meaning of Code Section 7704 and the Regulations promulgated thereunder, (iv) result in the Partnership being unable to qualify for one or more of the "safe harbors" set forth in Regulations Section 1.7704-1 (or such other guidance subsequently published by the IRS setting forth safe harbors under which interests will not be treated as "readily tradable on a secondary market (or the substantial equivalent thereof)" within the meaning of Section 7704 of the Code) (the "*Safe Harbors*") or could cause the Partnership to be treated as a "publicly traded partnership" or to be taxed as a corporation pursuant Section 7704 of the Code or successor provisions of the Code (as determined by the General Partner) or (v) based on the advice of counsel to the Partnership or the General Partner, adversely affect the ability of the General Partner to qualify or re-qualify as a REIT or subject the General Partner to any additional taxes under Code Section 857 or Code Section 4981.

D.   *Restrictions Not Applicable to Redemptions or Conversions*. The provisions of this Section 11.3 (other than Section 11.3.C) shall not apply to the redemption of Common Units pursuant to Section 15.1 or the redemption or conversion of any other Partnership Units pursuant to the terms of any Partnership Unit Designation.

Section 11.4   Admission of Substituted Limited Partners.

A.   No Limited Partner shall have the right to substitute a transferee (including any transferees pursuant to Transfers permitted by Section 11.3 hereof) as a Limited Partner in its place. A transferee of the Partnership Interest of a Limited Partner may be admitted as a Substituted Limited Partner only with the Consent of the General Partner. The failure or refusal by the General Partner to permit a transferee of any such interests to become a Substituted Limited Partner shall not give rise to any cause of action against the Partnership or the General Partner. Subject to the foregoing, an Assignee shall not be admitted as a Substituted Limited Partner until and unless it furnishes to the General Partner (i) evidence of acceptance, in form and substance satisfactory to the General Partner, of all the terms, conditions and applicable obligations of this Agreement, (ii) a counterpart signature page to this Agreement executed by such Assignee and (iii) such other documents and instruments as the General Partner may require in its sole discretion, to effect such Assignee's admission as a Substituted Limited Partner.

B.   Concurrently with, and as evidence of, the admission of a Substituted Limited Partner, the General Partner shall update the Register and the books and records of the Partnership to reflect the name, address and number and class and/or series of Partnership Units of such Substituted Limited Partner and to eliminate or adjust, if necessary, the name, address and number of Partnership Units of the predecessor of such Substituted Limited Partner.

C.   A transferee who has been admitted as a Substituted Limited Partner in accordance with this Article 11 shall have all the rights and powers and be subject to all the restrictions and liabilities of a Limited Partner under this Agreement.

Section 11.5   Assignees. If the General Partner does not Consent to the admission of any permitted transferee under Section 11.3 hereof as a Substituted Limited Partner, as described in Section 11.4 hereof, or in the event that any Partnership Interest is deemed to have been Transferred notwithstanding the restrictions set forth in this Article 11, such transferee shall be considered an Assignee for purposes of this Agreement. An Assignee shall be entitled to all the rights of an assignee of a limited partnership interest under the Act, including the right to receive distributions from the Partnership and the share of Net Income, Net Losses and other items of income, gain, loss, deduction and credit of the Partnership attributable to the Partnership Interest assigned to such transferee and the rights to Transfer the Partnership Interest provided in this Article 11, but shall not be deemed to be a holder of Partnership Interest for any other purpose under this Agreement (other than as expressly provided in Section 15.1 hereof), and shall not be entitled to effect a Consent or vote with respect to such Partnership Interest on any matter presented to the Partners for approval (such right to Consent or vote, to the extent provided in this Agreement or under the Act, fully remaining with the transferor Limited Partner). In the event that any such transferee desires to make a further Transfer of any such Partnership Interest, such transferee shall be subject to all the provisions of this Article 11 to the same extent and in the same manner as any Limited Partner desiring to make a Transfer of a Limited Partner Interest.

Section 11.6   General Provisions.

A.   No Limited Partner may withdraw from the Partnership other than as a result of (i) a permitted Transfer of all of such Limited Partner's Partnership Interest in accordance with this Article 11, with respect to which the transferee becomes a Substituted Limited Partner, (ii) pursuant to a redemption (or acquisition by the General Partner) of all of its Partnership Interest pursuant to a redemption under Section 15.1 hereof and/or pursuant to any Partnership Unit Designation or (iii) an acquisition by the General Partner of all of such Limited Partner's Partnership Interest, whether or not pursuant to Section 15.1.B hereof.

B.   Any Limited Partner who shall Transfer all of its Partnership Units in a Transfer (i) permitted pursuant to this Article 11 where such transferee was admitted as a Substituted Limited Partner, (ii) pursuant to the exercise of its rights to effect a redemption of all of its Partnership Units pursuant to Sections 15.1 hereof and/or pursuant to any Partnership Unit Designation or (iii) to the General Partner, whether or not pursuant to Section 15.1.B hereof, shall cease to be a Limited Partner.

C.   If any Partnership Unit is Transferred in compliance with the provisions of this Article 11, or is redeemed by the Partnership, or acquired by the General Partner pursuant to Section 15.1 hereof, on any day other than the first day of a Partnership Year, then Net Income, Net Losses, each item thereof and all other items of income, gain, loss, deduction and credit attributable to such Partnership Unit for such Partnership Year shall be allocated to the transferor Partner or the Tendering Party (as the case may be) and, in the case of a Transfer other than a redemption, to the transferee Partner, by taking into account their varying interests during the Partnership Year in accordance with Code Section 706(d), using the "interim closing of the books" method or another permissible method selected by the General Partner. Solely for purposes of making such allocations, unless the General Partner decides to use another method permitted under the Code, each of such items for the calendar month in which a Transfer occurs shall be allocated to the transferee Partner and none of such items for the calendar month in which a Transfer or a redemption occurs shall be allocated to the transferor Partner or the Tendering Party (as the case may be), if such Transfer occurs on or before the fifteenth (15th) day of the month, otherwise such items shall be allocated to the transferor. All distributions of Available Cash attributable to such Partnership Unit with respect to which the Partnership Record Date is before the date of such Transfer, assignment or redemption shall be made to the transferor Partner or the Tendering Party (as the case may be) and, in the case of a Transfer other than a redemption, all distributions of Available Cash thereafter attributable to such Partnership Unit shall be made to the transferee Partner.

D. Notwithstanding anything to the contrary in this Agreement and in addition to any other restrictions on Transfer herein contained, in no event may any Transfer of a Partnership Interest by any Partner (including any redemption, any conversion of LTIP Units or Performance Units into Common Units, any acquisition of Partnership Units by the General Partner or any other acquisition of Partnership Units by the Partnership) be made: (i) to any person or entity who lacks the legal right, power or capacity to own a Partnership Interest; (ii) in violation of applicable law; (iii) except with the Consent of the General Partner, of any component portion of a Partnership Interest, such as the Capital Account, or rights to distributions, separate and apart from all other components of a Partnership Interest; (iv) in the event that such Transfer could cause either the General Partner or any General Partner Affiliate to cease to comply with the REIT Requirements or to cease to qualify as a "qualified REIT subsidiary" (within the meaning of Code Section 856(i)(2)); (v) except with the Consent of the General Partner, if such Transfer could, based on the advice of counsel to the Partnership or the General Partner, cause a termination of the Partnership for federal or state income tax purposes (except as a result of the redemption (or acquisition by the General Partner) of all Partnership Units held by all Limited Partners); (vi) if such Transfer could, based on the advice of legal counsel to the Partnership, cause the Partnership to be classified as other than a partnership for federal income tax purposes (except as a result of the redemption (or acquisition by the General Partner) of all Partnership Units held by all Limited Partners); (vii) if such Transfer would cause the Partnership to become, with respect to any employee benefit plan subject to Title I of ERISA, a "party-in-interest" (as defined in ERISA Section 3(14)) or a "disqualified person" (as defined in Code Section 4975(c)); (viii) if such Transfer could, based on the advice of counsel to the Partnership or the General Partner, cause any portion of the assets of the Partnership to constitute assets of any employee benefit plan pursuant to Department of Labor Regulations Section 2510.3-101; (ix) if such Transfer requires the registration of such Partnership Interest pursuant to any applicable federal or state securities laws; (x) except with the Consent of the General Partner, if such Transfer (1) could be treated as effectuated through an "established securities market" or a "secondary market (or the substantial equivalent thereof)" within the meaning of Section 7704 of the Code and the Regulations promulgated thereunder, (2) could cause the Partnership to become a "publicly traded partnership," as such term is defined in Sections 469(k)(2) or 7704(b) of the Code, (3) could be in violation of Section 3.4.C(iii), or (4) could cause the Partnership to fail one or more of the Safe Harbors; (xi) if such Transfer causes the Partnership (as opposed to the General Partner) to become a reporting company under the Exchange Act; or (xii) if such Transfer subjects the Partnership to regulation under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or ERISA, each as amended. The General Partner shall, in its sole discretion, be permitted to take all action necessary to prevent the Partnership from being classified as a "publicly traded partnership" under Code Section 7704.

E.   Transfers pursuant to this Article 11 may only be made on the first day of a fiscal quarter of the Partnership, unless the General Partner otherwise Consents.

Article 12
ADMISSION OF PARTNERS

Section 12.1   Admission of Successor General Partner. A successor to all of the General Partner's General Partner Interest pursuant to Section 11.2 hereof who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately upon such Transfer. Any such successor shall carry on the business of the Partnership without dissolution. In each case, the admission shall be subject to the successor General Partner executing and delivering to the Partnership an acceptance of all of the terms and conditions of this Agreement and such other documents or instruments as may be required to effect the admission. Upon any such Transfer, the transferee shall become the successor General Partner for all purposes herein, and shall be vested with the powers and rights of the transferor General Partner, and shall be liable for all obligations and responsible for all duties of the General Partner. Upon any such Transfer and the admission of any such transferee as a successor General Partner, the transferor shall be relieved of its obligations under this Agreement and shall cease to be a general partner of the Partnership without the separate Consent of the Common Limited Partners or the consent or approval of any other Partners. Concurrently with, and as evidence of, the admission of such a successor General Partner, the General Partner shall update the Register and the books and records of the Partnership to reflect the name, address and number and class and/or series of Partnership Units of such successor General Partner. In the event that the General Partner withdraws from the Partnership, or transfers its entire Partnership Interest, in violation of this Agreement, or otherwise dissolves or terminates or ceases to be the general partner of the Partnership, a Majority in Interest of the Partners may elect to continue the Partnership by selecting a successor general partner in accordance with Section 13.1.A hereof.

Section 12.2   Admission of Additional Limited Partners.

A.   A Person (other than an existing Partner) who makes a Capital Contribution to the Partnership in exchange for Partnership Units and in accordance with this Agreement or is issued LTIP Units or Performance Units in exchange for no consideration in accordance with Section 4.2.B hereof shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner (i) evidence of acceptance, in form and substance satisfactory to the General Partner, of all of the terms and conditions of this Agreement, including, without limitation, the power of attorney granted in Section 2.4 hereof, (ii) a counterpart signature page to this Agreement executed by such Person and (iii) such other documents or instruments as may be required in the sole and absolute discretion of the General Partner in order to effect such Person's admission as an Additional Limited Partner. Concurrently with, and as evidence of, the admission of an Additional Limited Partner, the General Partner shall update the Register and the books and records of the Partnership to reflect the name, address and number and classes and/or series of Partnership Units of such Additional Limited Partner.

B.   Notwithstanding anything to the contrary in this Section 12.2, no Person shall be admitted as an Additional Limited Partner without the Consent of the General Partner. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded on the books and records of the Partnership, following the Consent of the General Partner to such admission and the satisfaction of all the conditions set forth in Section 12.2.A.

C.   If any Additional Limited Partner is admitted to the Partnership on any day other than the first day of a Partnership Year, then Net Income, Net Losses, each item thereof and all other items of income, gain, loss, deduction and credit allocable among Holders for such Partnership Year shall be allocated among such Additional Limited Partner and all other Holders by taking into account their varying interests during the Partnership Year in accordance with Code Section 706(d), using the "interim closing of the books" method or another permissible method selected by the General Partner. Solely for purposes of making such allocations, each of such items for the calendar month in which an admission of any Additional Limited Partner occurs shall be allocated among all the Holders including such Additional Limited Partner, in accordance with the principles described in Section 11.6.C hereof. All distributions of Available Cash with respect to which the Partnership Record Date is before the date of such admission shall be made solely to Partners and Assignees other than the Additional Limited Partner, and all distributions of Available Cash thereafter shall be made to all the Partners and Assignees including such Additional Limited Partner.

D.   Any Additional Limited Partner admitted to the Partnership that is an Affiliate of the General Partner shall be deemed to be a "General Partner Affiliate" hereunder and shall be reflected as such on the Register and the books and records of the Partnership.

Section 12.3   Amendment of Agreement and Certificate of Limited Partnership. For the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Act to update the Register, amend the records of the Partnership and, if necessary, to prepare as soon as practical an amendment of this Agreement and, if required by law, shall prepare and file an amendment to the Certificate and may for this purpose exercise the power of attorney granted pursuant to Section 2.4 hereof.

Section 12.4   Limit on Number of Partners. Unless otherwise permitted by the General Partner in its sole and absolute discretion, no Person shall be admitted to the Partnership as an Additional Limited Partner if the effect of such admission would be to cause the Partnership to have a number of Partners that would cause the Partnership to become a reporting company under the Exchange Act.

Section 12.5   Admission. A Person shall be admitted to the Partnership as a limited partner of the Partnership or a general partner of the Partnership only upon strict compliance, and not upon substantial compliance, with the requirements set forth in this Agreement for admission to the Partnership as a Limited Partner or a General Partner.

Article 13
DISSOLUTION, LIQUIDATION AND TERMINATION

Section 13.1   Dissolution. The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners, or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the withdrawal of the

General Partner, any successor General Partner shall continue the business and affairs of the Partnership without dissolution. However, the Partnership shall dissolve, and its affairs shall be wound up, upon the first to occur of any of the following (each a "*Liquidating Event*"):

A. an event of withdrawal as defined in Section 10-402(2) – (9) of the Act (including, without limitation, bankruptcy), or the withdrawal in violation of this Agreement, of the last remaining General Partner unless, within ninety (90) days after the withdrawal, a Majority in Interest of the Partners remaining agree in writing, in their sole and absolute discretion, to continue the Partnership and to the appointment, effective as of the date of such withdrawal, of a successor General Partner;

B. an election to dissolve the Partnership made by the General Partner with Consent of the Common Limited Partners;

C. entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Act; or

D. the redemption or other acquisition by the Partnership or the General Partner of all Partnership Units other than Partnership Units held by the General Partner.

Section 13.2 Winding Up.

A. Upon the occurrence of a Liquidating Event, the Partnership shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets and satisfying the claims of its creditors and the Holders. After the occurrence of a Liquidating Event, no Holder shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Partnership's business and affairs. The General Partner (or, in the event that there is no remaining General Partner or the General Partner has dissolved, become bankrupt within the meaning of the Act or ceased to operate, any Person elected by a Majority in Interest of the Partners (the General Partner or such other Person being referred to herein as the "*Liquidator*")) shall be responsible for overseeing the winding up and dissolution of the Partnership and shall take full account of the Partnership's liabilities and property, and the Partnership property shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom (which may, to the extent determined by the General Partner, include shares of stock in the General Partner) shall be applied and distributed in the following order:

(1) *First*, to the satisfaction of all of the Partnership's debts and liabilities to creditors other than the Holders (whether by payment or the making of reasonable provision for payment thereof);

(2) *Second*, to the satisfaction of all of the Partnership's debts and liabilities to the General Partner (whether by payment or the making of reasonable provision for payment thereof), including, but not limited to, amounts due as reimbursements under Section 7.4 hereof;

(3) *Third*, to the satisfaction of all of the Partnership's debts and liabilities to the other Holders (whether by payment or the making of reasonable provision for payment thereof); and

(4)   *Fourth*, to the Partners in accordance with their positive Capital Account balances, determined after taking into account all Capital Account adjustments for all prior periods and the Partnership taxable year during which the liquidation occurs (other than those made as a result of the liquidating distribution set forth in this <u>Section 13.2.A(4)</u>).

The General Partner shall not receive any additional compensation for any services performed pursuant to this Article 13, other than reimbursement of its expenses as set forth in Section 7.4.

B.   Notwithstanding the provisions of Section 13.2.A hereof that require liquidation of the assets of the Partnership, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Partnership, the Liquidator determines that an immediate sale of part or all of the Partnership's assets would be impractical or would cause undue loss to the Holders, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Partnership (including to those Holders as creditors) and/or distribute to the Holders, in lieu of cash, as tenants in common and in accordance with the provisions of Section 13.2.A hereof, undivided interests in such Partnership assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interest of the Holders, and shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such properties at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

C.   If any Holder has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which such liquidation occurs), except as otherwise agreed to by such Holder, such Holder shall have no obligation to make any contribution to the capital of the Partnership with respect to such deficit, and such deficit shall not be considered a debt owed to the Partnership or to any other Person for any purpose whatsoever.

D.   In the sole and absolute discretion of the General Partner or the Liquidator, a pro rata portion of the distributions that would otherwise be made to the Holders pursuant to this Article 13 may be:

(1)   distributed to a trust established for the benefit of the General Partner and the Holders for the purpose of liquidating Partnership assets, collecting amounts owed to the Partnership, and paying any contingent or unforeseen liabilities or obligations of the Partnership or of the General Partner arising out of or in connection with the Partnership and/or Partnership activities. The assets of any such trust shall be distributed to the Holders, from time to time, in the reasonable discretion of the General Partner, in the same proportions and amounts as would otherwise have been distributed to the Holders pursuant to this Agreement; or

(2)   withheld or escrowed to provide a reasonable reserve for Partnership liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Partnership, provided that such withheld or escrowed amounts shall

be distributed to the Holders in the manner and order of priority set forth in Section 13.2.A hereof as soon as practicable.

E.   The provisions of Section 7.8 hereof shall apply to any Liquidator appointed pursuant to this Article 13 as though the Liquidator were the General Partner of the Partnership.

Section 13.3   Deemed Contribution and Distribution.   Notwithstanding any other provision of this Article 13, in the event that the Partnership is liquidated within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), but no Liquidating Event has occurred, the Partnership's Property shall not be liquidated, the Partnership's liabilities shall not be paid or discharged and the Partnership's affairs shall not be wound up.   Instead, for federal income tax purposes the Partnership shall be deemed to have contributed all of its assets and liabilities to a new partnership in exchange for an interest in the new partnership; and immediately thereafter, distributed Partnership Units to the Partners in the new partnership in accordance with their respective Capital Accounts in liquidation of the Partnership, and the new partnership is deemed to continue the business of the Partnership.   Nothing in this Section 13.3 shall be deemed to have constituted a Transfer to an Assignee as a Substituted Limited Partner without compliance with the provisions of Section 11.4 or Section 13.3 hereof.

Section 13.4   Rights of Holders.   Except as otherwise provided in this Agreement and subject to the rights of any Holder of any Partnership Interest set forth in a Partnership Unit Designation, (a) each Holder shall look solely to the assets of the Partnership for the return of its Capital Contribution, (b) no Holder shall have the right or power to demand or receive property other than cash from the Partnership and (c) no Holder shall have priority over any other Holder as to the return of its Capital Contributions, distributions or allocations.

Section 13.5   Notice of Dissolution.   In the event that a Liquidating Event occurs or an event occurs that would, but for an election or objection by one or more Partners pursuant to Section 13.1 hereof, result in a dissolution of the Partnership, the General Partner or Liquidator shall, within thirty (30) days thereafter, provide written notice thereof to each Holder and, in the General Partner's or Liquidator's sole and absolute discretion or as required by the Act, to all other parties with whom the Partnership regularly conducts business (as determined in the sole and absolute discretion of the General Partner or Liquidator), and the General Partner or Liquidator may, or, if required by the Act, shall, publish notice thereof in a newspaper of general circulation in each place in which the Partnership regularly conducts business (as determined in the sole and absolute discretion of the General Partner or Liquidator).

Section 13.6   Cancellation of Certificate of Limited Partnership.   Upon the completion of the liquidation of the Partnership cash and property as provided in Section 13.2 hereof, the Partnership shall be terminated, a certificate of cancellation shall be filed with the SDAT, all qualifications of the Partnership as a foreign limited partnership or association in jurisdictions other than the State of Maryland shall be cancelled, and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 13.7   Reasonable Time for Winding-Up.   A reasonable time shall be allowed for the orderly winding-up of the business and affairs of the Partnership and the liquidation of its assets pursuant to Section 13.2 hereof, in order to minimize any losses otherwise attendant upon such winding-up, and the provisions of this Agreement shall remain in effect between and among the Partners during the period of liquidation; provided, however, reasonable efforts shall be made to complete such winding-up within twenty-four (24) months after the adoption of a plan of liquidation of the General Partner, as provided in Section 562(b)(1)(B) of the Code, if necessary, in the sole and absolute discretion of the General Partner.

Article 14
PROCEDURES FOR ACTIONS AND CONSENTS
OF PARTNERS; AMENDMENTS; MEETINGS

Section 14.1 Procedures for Actions and Consents of Partners. The actions requiring Consent of any Partner pursuant to this Agreement, including Section 7.3 hereof, or otherwise pursuant to applicable law, are subject to the procedures set forth in this Article 14.

Section 14.2 Amendments. Amendments to this Agreement may be proposed by the General Partner or by Limited Partners holding twenty-five percent (25%) or more of the Partnership Interests held by Limited Partners and, except as set forth in Section 7.3.C and subject to Sections 7.3.D, 18.10 and 19.10 and the rights of any Holder of any Partnership Interest set forth in a Partnership Unit Designation, shall be approved by the Consent of the Partners. Following such proposal, the General Partner shall submit to the Partners entitled to vote thereon any proposed amendment that, pursuant to the terms of this Agreement, requires the consent, approval or vote of such Partners. The General Partner shall seek the consent, approval or vote of the Partners entitled to vote thereon on any such proposed amendment in accordance with Section 14.3 hereof. Upon obtaining any such Consent, or any other Consent required by this Agreement, and without further action or execution by any other Person, including any Limited Partner, (i) any amendment to this Agreement may be implemented and reflected in a writing executed solely by the General Partner, and (ii) the Limited Partners shall be deemed a party to and bound by such amendment of this Agreement. For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, this Agreement may not be amended without the Consent of the General Partner.

Section 14.3 Meetings of the Partners.

A. Meetings of the Partners may be called only by the General Partner to transact any business that the General Partner determines. The call shall state the nature of the business to be transacted. Notice of any such meeting shall be given to all Partners entitled to act at the meeting not less than seven (7) days nor more than sixty (60) days prior to the date of such meeting. Partners may vote in person or by proxy at such meeting. Unless approval by a different number or proportion of the Partners is required by this Agreement, the affirmative vote of Partners holding a majority of the Percentage Interests held by the Partners entitled to act on any proposal shall be sufficient to approve such proposal at a meeting of the Partners. Whenever the vote, consent or approval of Partners is permitted or required under this Agreement, such vote, consent or approval may be given at a meeting of Partners or in accordance with the procedure prescribed in Section 14.3.B hereof.

B. Any action requiring the Consent of any Partner or group of Partners pursuant to this Agreement or that is required or permitted to be taken at a meeting of the Partners may be taken without a meeting if a consent in writing or by electronic transmission setting forth the action so taken or consented to is given by Partners whose affirmative vote would be sufficient to approve such action or provide such Consent at a meeting of the Partners. Such consent may be in one instrument or in several instruments, and shall have the same force and effect as the affirmative vote of such Partners at a meeting of the Partners. Such consent shall be filed with the General Partner. An action so taken shall be deemed to have been taken at a meeting held on the effective date so certified. For purposes of obtaining a Consent in writing or by electronic transmission, the General Partner may require a response within a reasonable specified time, but not less than fifteen (15) days, and failure to respond in such time period shall constitute a Consent that is consistent with the General Partner's recommendation with respect to the proposal; provided, however, that an action shall become effective at such time as requisite Consents are received even if prior to such specified time.

C.   Each Partner entitled to act at a meeting of the Partners may authorize any Person or Persons to act for it by proxy on all matters in which a Partner is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Each proxy must be signed by the Partner or its attorney-in-fact. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy (or there is receipt of a proxy authorizing a later date). Every proxy shall be revocable at the pleasure of the Partner executing it, such revocation to be effective upon the Partnership's receipt of written notice of such revocation from the Partner executing such proxy, unless such proxy states that it is irrevocable and is coupled with an interest.

D.   The General Partner may set, in advance, a record date for the purpose of determining the Partners (i) entitled to Consent to any action, (ii) entitled to receive notice of or vote at any meeting of the Partners or (iii) in order to make a determination of Partners for any other proper purpose. Such date, in any case, shall not be prior to the close of business on the day the record date is fixed and shall be not more than ninety (90) days and, in the case of a meeting of the Partners, not less than five (5) days, before the date on which the meeting is to be held or Consent is to be given. If no record date is fixed, the record date for the determination of Partners entitled to notice of or to vote at a meeting of the Partners shall be at the close of business on the day on which the notice of the meeting is sent, and the record date for any other determination of Partners shall be the effective date of such Partner action, distribution or other event. When a determination of the Partners entitled to vote at any meeting of the Partners has been made as provided in this section, such determination shall apply to any adjournment thereof.

E.   Each meeting of Partners shall be conducted by the General Partner or such other Person as the General Partner may appoint pursuant to such rules for the conduct of the meeting as the General Partner or such other Person deems appropriate in its sole and absolute discretion. Without limitation, meetings of Partners may be conducted in the same manner as meetings of the General Partner's stockholders and may be held at the same time as, and as part of, the meetings of the General Partner's stockholders.

Article 15
GENERAL PROVISIONS

Section 15.1   Redemption Rights of Qualifying Parties.

A.   After the expiration of the applicable Initial Holding Period, a Qualifying Party shall have the right (subject to the terms and conditions set forth herein) (the "***Redemption Right***") to require the Partnership to redeem all or a portion of the Common Units held by a Tendering Party (Common Units that have in fact been tendered for redemption being hereafter referred to as "***Tendered Common Units***") in exchange (a "***Redemption***") for the Cash Amount payable on the Specified Redemption Date. The Partnership may, in the General Partner's sole and absolute discretion, redeem Tendered Common Units at the request of the Qualifying Party prior to the end of the applicable Initial Holding Period (subject to the terms and conditions set forth herein (including the expiration of the applicable Specified Redemption Date)) (a "***Special Redemption***"); *provided*, *however*, that the General Partner first receives a legal opinion to the same effect as the legal opinion described in Section 15.1.G(4) of this Agreement. Any Redemption shall be exercised pursuant to a Common Unit Notice of Redemption delivered to the General Partner by the Qualifying Party when exercising the Redemption right (the "***Tendering Party***"). The Partnership's obligation to effect a Redemption, however, shall not arise or be binding against the Partnership until the earlier of (i) the date the General Partner notifies the Tendering Party that it declines to acquire some or all of the Tendered Common Units under Section 15.1.B hereof following receipt of a Common Unit Notice of Redemption and (ii) the Business Day following the Cut-Off Date. In the event of a Redemption, the Cash Amount shall be delivered as a certified or bank check payable to the Tendering Party or, in the General Partner's sole and absolute discretion, in immediately available funds, in each case, on or before the Specified Redemption Date.

B.   Notwithstanding the provisions of Section 15.1.A hereof, on or before the close of business on the Cut-Off Date, the General Partner may, in its sole and absolute discretion but subject to the Ownership Limit (which shall only be applicable so long as the General Partner continues to qualify as or realistically aspires to re-qualify as a REIT), elect to acquire some or all of the Tendered Common Units from the Tendering Party in exchange for REIT Shares. If the General Partner elects to acquire some or all of the Tendered Common Units pursuant to this Section 15.1.B, the General Partner shall give written notice thereof to the Tendering Party on or before the close of business on the Cut-Off Date. If the General Partner elects to acquire any of the Tendered Common Units for REIT Shares, the General Partner shall issue and deliver such REIT Shares to the Tendering Party pursuant to the terms of this Section 15.1.B, in which case (1) the General Partner shall assume directly the obligation with respect thereto and shall satisfy the Tendering Party's exercise of its Redemption Right with respect to such Tendered Common Units and (2) such transaction shall be treated, for federal income tax purposes, as a transfer by the Tendering Party of such Tendered Common Units to the General Partner in exchange for the REIT Shares Amount. If the General Partner so elects, on the Specified Redemption Date, the Tendering Party shall sell such number of the Tendered Common Units to the General Partner in exchange for a number of REIT Shares equal to the product of the REIT Shares Amount and the Applicable Percentage. The Tendering Party shall submit (i) such information, certification or affidavit as the General Partner may reasonably require in connection with the application of the Ownership Limit to any such acquisition and (ii) such written representations, investment letters,

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legal opinions and other instruments as reasonably necessary, in the General Partner's view, to effect compliance with the Securities Act. In the event of a purchase of the Tendered Common Units by the General Partner pursuant to this Section 15.1.B, the Tendering Party shall no longer have the right to cause the Partnership to effect a Redemption of such Tendered Common Units and, upon notice to the Tendering Party by the General Partner, given on or before the close of business on the Cut-Off Date, that the General Partner has elected to acquire some or all of the Tendered Common Units pursuant to this Section 15.1.B, the obligation of the Partnership to effect a Redemption of the Tendered Common Units as to which the General Partner's notice relates shall not accrue or arise. A number of REIT Shares equal to the product of the REIT Shares Amount and the Applicable Percentage shall be delivered by the General Partner as duly authorized, validly issued, fully paid and non-assessable REIT Shares and, if applicable, Rights, free of any pledge, lien, encumbrance or restriction, other than the Ownership Limit and, to the extent applicable, the Securities Act and relevant state securities or "blue sky" laws. Neither any Tendering Party whose Tendered Common Units are acquired by the General Partner pursuant to this Section 15.1.B, any Partner, any Assignee nor any other interested Person shall have any right to require or cause the General Partner to register, qualify or list any REIT Shares owned or held by such Person, whether or not such REIT Shares are issued pursuant to this Section 15.1.B, with the SEC, with any state securities commissioner, department or agency, under the Securities Act or the Exchange Act or with any stock exchange; _provided_, _however_, that this limitation shall not be in derogation of any registration or similar rights granted pursuant to any other written agreement between the General Partner and any such Person. Notwithstanding any delay in such delivery, the Tendering Party shall be deemed the owner of such REIT Shares and such Rights for all purposes, including, without limitation, rights to vote or consent, receive dividends, and exercise all rights, as of the Specified Redemption Date. REIT Shares issued upon an acquisition of the Tendered Common Units by the General Partner pursuant to this Section 15.1.B may contain such legends regarding restrictions under the Securities Act and applicable state securities laws as the General Partner in good faith determines to be necessary or advisable in order to ensure compliance with such laws.

C.   Notwithstanding the provisions of Section 15.1.A and 15.1.B hereof and so long as the General Partner continues to qualify as a REIT, the Tendering Parties shall have no rights under this Agreement that would otherwise be prohibited by the Ownership Limit. To the extent that any attempted Redemption or acquisition of the Tendered Common Units by the General Partner pursuant to Section 15.1.B hereof would be in violation of this Section 15.1.C, it shall be null and void _ab initio_, and the Tendering Party shall not acquire any rights or economic interests in REIT Shares otherwise issuable by the General Partner under Section 15.1.B hereof or cash otherwise payable under Section 15.1.A hereof.

D.   If the General Partner does not elect to acquire the Tendered Common Units pursuant to Section 15.1.B hereof:

(1)   The Partnership may elect to raise funds for the payment of the Cash Amount either (a) by requiring that the General Partner contribute to the Partnership funds from the proceeds of a registered public offering by the General Partner of REIT Shares sufficient to purchase the Tendered Common Units or (b) from any other sources (including, but not limited to, the sale of any Property and the incurrence of additional Debt) available to the Partnership. Any proceeds from a public offering that are in excess

of the Cash Amount shall be for the sole benefit of the General Partner. The General Partner shall make a Capital Contribution of any such amounts to the Partnership for an additional General Partner Interest. Any such contribution shall entitle the General Partner to an equitable Percentage Interest adjustment.

(2) If the Cash Amount is not paid on or before the Specified Redemption Date, interest shall accrue with respect to the Cash Amount from the day after the Specified Redemption Date to and including the date on which the Cash Amount is paid at a rate equal to the base rate on corporate loans at large United States money center commercial banks, as published from time to time in the Wall Street Journal (but not higher than the maximum lawful rate).

E. Notwithstanding the provisions of Section 15.1.B hereof, the General Partner shall not, under any circumstances, elect to acquire any Tendered Common Units in exchange for REIT Shares if such exchange would be prohibited under the Charter.

F. Notwithstanding anything herein to the contrary (but subject to Section 15.1.C hereof), with respect to any Redemption (or any tender of Common Units for Redemption if the Tendered Common Units are acquired by the General Partner pursuant to Section 15.1.B hereof) pursuant to this Section 15.1:

(1) All Common Units acquired by the General Partner pursuant to Section 15.1.B hereof shall automatically, and without further action required, be converted into and deemed to be a General Partner Interest comprised of the same number of Common Units.

(2) Subject to the Ownership Limit, no Tendering Party may effect a Redemption for less than one thousand (1,000) Common Units or, if such Tendering Party holds (as a Common Limited Partner or, economically, as an Assignee) less than one thousand (1,000) Common Units, all of the Common Units held by such Tendering Party, without, in each case, the Consent of the General Partner.

(3) If (i) a Tendering Party surrenders its Tendered Common Units during the period after the Partnership Record Date with respect to a distribution and before the record date established by the General Partner for a distribution to its stockholders of some or all of its portion of such Partnership distribution, and (ii) the General Partner elects to acquire any of such Tendered Common Units in exchange for REIT Shares pursuant to Section 15.1.B, such Tendering Party shall pay to the General Partner on the Specified Redemption Date an amount in cash equal to the portion of the Partnership distribution in respect of the Tendered Common Units exchanged for REIT Shares, insofar as such distribution relates to the same period for which such Tendering Party would receive a distribution in respect of such REIT Shares.

(4) The consummation of such Redemption (or an acquisition of Tendered Common Units by the General Partner pursuant to Section 15.1.B hereof, as the case may be) shall be subject to the expiration or termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Act.

(5)   The Tendering Party shall continue to own (subject, in the case of an Assignee, to the provisions of Section 11.5 hereof) all Common Units subject to any Redemption, and be treated as a Common Limited Partner or an Assignee, as applicable, with respect to such Common Units for all purposes of this Agreement, until such Common Units are either paid for by the Partnership pursuant to Section 15.1.A hereof or transferred to the General Partner and paid for, by the issuance of the REIT Shares, pursuant to Section 15.1.B hereof on the Specified Redemption Date. Until a Specified Redemption Date and an acquisition of the Tendered Common Units by the General Partner pursuant to Section 15.1.B hereof, the Tendering Party shall have no rights as a stockholder of the General Partner with respect to the REIT Shares issuable in connection with such acquisition.

G.   In connection with an exercise of the Redemption Right pursuant to this Section 15.1, except as otherwise agreed by the General Partner, in its sole and absolute discretion, the Tendering Party shall submit the following to the General Partner, in addition to the Common Unit Notice of Redemption:

(1)   A written affidavit, dated the same date as the Common Unit Notice of Redemption, (a) disclosing the actual and constructive ownership, as determined for purposes of Code Sections 856(a)(6) and 856(h), of REIT Shares by (i) such Tendering Party and (ii) to the best of their knowledge any Related Party and (b) representing that, after giving effect to the Redemption or an acquisition of the Tendered Common Units by the General Partner pursuant to Section 15.1.B hereof, neither the Tendering Party nor to the best of their knowledge any Related Party will own REIT Shares in violation of the Ownership Limit;

(2)   A written representation that neither the Tendering Party nor to the best of their knowledge any Related Party has any intention to acquire any additional REIT Shares prior to the closing of the Redemption or an acquisition of the Tendered Common Units by the General Partner pursuant to Section 15.1.B hereof on the Specified Redemption Date; and

(3)   An undertaking to certify, at and as a condition to the closing of (i) the Redemption or (ii) the acquisition of the Tendered Common Units by the General Partner pursuant to Section 15.1.B hereof on the Specified Redemption Date, that either (a) the actual and constructive ownership of REIT Shares by the Tendering Party and to the best of their knowledge any Related Party remain unchanged from that disclosed in the affidavit required by Section 15.1.G(1) or (b) after giving effect to the Redemption or an acquisition of the Tendered Common Units by the General Partner pursuant to Section 15.1.B hereof, neither the Tendering Party nor to the best of their knowledge any Related Party shall own REIT Shares in violation of the Ownership Limit.

(4)   In connection with any Special Redemption, the General Partner shall have the right to receive an opinion of counsel reasonably satisfactory to it to the effect that the proposed Special Redemption will not cause the Partnership or the General Partner to violate any federal or state securities laws or regulations applicable to the Special Redemption, the issuance and sale of the Tendered Common Units to the Tendering Party

or the issuance and sale of REIT Shares to the Tendering Party pursuant to Section 15.1.B of this Agreement.

H.   LTIP Unit and Performance Unit Exception and Redemption of Common Units Issued Upon Conversion of LTIP Units or Performance Units. Holders of LTIP Units and Performance Units shall not be entitled to the right of Redemption provided for in Section 15.1 of this Agreement, unless and until such LTIP Units or Performance Units, as applicable, have been converted into Common Units (or any other class or series of Common Units entitled to such right of Redemption) in accordance with their terms.

Section 15.2   Addresses and Notice. Any notice, demand, request or report required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written or electronic communication (including by telecopy, facsimile, electronic mail or commercial courier service) to the Partner or Assignee at the address set forth in the Register or such other address of which the Partner shall notify the General Partner in accordance with this Section 15.2.

Section 15.3   Titles and Captions. All article or section titles or captions in this Agreement are for convenience only. They shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to "Articles" or "Sections" are to Articles and Sections of this Agreement.

Section 15.4   Pronouns and Plurals. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

Section 15.5   Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 15.6   Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 15.7   Waiver.

A.   No failure or delay by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach or any other covenant, duty, agreement or condition.

B.   The restrictions, conditions and other limitations on the rights and benefits of the Limited Partners contained in this Agreement, and the duties, covenants and other requirements of performance or notice by the Limited Partners, are for the benefit of the Partnership and, except for an obligation to pay money to the Partnership, may be waived or relinquished by the General Partner, in its sole and absolute discretion, on behalf of the Partnership in one or more instances from time to time and at any time; *provided*, *however*, that any such waiver or relinquishment may not be made if it would have the effect of (i) creating liability for any other Limited Partner, (ii) causing the Partnership to cease to qualify as a limited partnership, (iii) reducing the amount of cash otherwise distributable to the Limited Partners (other than any such reduction that affects all of the Limited Partners holding the same class or series of Partnership Units on a uniform or pro rata basis, if approved by a Majority in Interest of the Partners holding such class or series of Partnership Units), (iv) resulting in the classification of the Partnership as an association or publicly traded partnership taxable as a corporation or (v) violating the Securities Act, the Exchange Act or any state "blue sky" or other securities laws; and *provided*, *further*, that any waiver relating to compliance with the Ownership Limit or other restrictions in the Charter shall be made and shall be effective only as provided in the Charter.

Section 15.8   Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute one agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto.

Section 15.9   Applicable Law; Consent to Jurisdiction; Waiver of Jury Trial.

A.   This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Maryland, without regard to the principles of conflicts of law. In the event of a conflict between any provision of this Agreement and any non-mandatory provision of the Act, the provisions of this Agreement shall control and take precedence.

B.   Each Partner hereby (i) submits to the non-exclusive jurisdiction of any state or federal court sitting in the State of Maryland (collectively, the "***Maryland Courts***"), with respect to any dispute arising out of this Agreement or any transaction contemplated hereby to the extent such courts would have subject matter jurisdiction with respect to such dispute, (ii) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of any of the Maryland Courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, or that the venue of the action is improper, (iii) agrees that notice or the service of process in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be properly served or delivered if delivered to such Partner at such Partner's last known address as set forth in the Partnership's books and records, and (iv) irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

Section 15.10 Entire Agreement. This Agreement contains all of the understandings and agreements between and among the Partners with respect to the subject matter of this Agreement and the rights, interests and obligations of the Partners with respect to the Partnership. Notwithstanding the immediately preceding sentence, the Partners hereby acknowledge and agree that the General Partner, without the approval of any Limited Partner, may enter into side letters or similar written agreements with Limited Partners that are not Affiliates of the General Partner, executed contemporaneously with the admission of such Limited Partner to the Partnership, affecting the terms hereof, as negotiated with such Limited Partner and which the General Partner in its sole discretion deems necessary, desirable or appropriate. The parties hereto agree that any terms, conditions or provisions contained in such side letters or similar written agreements with a Limited Partner shall govern with respect to such Limited Partner notwithstanding the provisions of this Agreement.

Section 15.11 Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 15.12 Limitation to Preserve REIT Status. Notwithstanding anything else in this Agreement, to the extent that the amount to be paid, credited, distributed or reimbursed by the Partnership to any REIT Partner or its officers, directors, employees or agents, whether as a reimbursement, fee, expense or indemnity (a "**REIT Payment**"), would constitute gross income to the REIT Partner for purposes of Code Section 856(c)(2) or Code Section 856(c)(3), then, notwithstanding any other provision of this Agreement, the amount of such REIT Payments, as selected by the General Partner in its discretion from among items of potential distribution, reimbursement, fees, expenses and indemnities, shall be reduced for any Partnership Year so that the REIT Payments, as so reduced, for or with respect to such REIT Partner shall not exceed the lesser of:

A.   an amount equal to the excess, if any, of (a) four and nine-tenths percent (4.9%) of the REIT Partner's total gross income (but excluding the amount of any REIT Payments and any amounts excluded from gross income pursuant to Section 856(c) of the Code) for the Partnership Year that is described in subsections (A) through (I) of Code Section 856(c)(2) over (b) the amount of gross income (within the meaning of Code Section 856(c)(2)) derived by the REIT Partner from sources other than those described in subsections (A) through (I) of Code Section 856(c)(2) (but not including the amount of any REIT Payments and any amounts excluded from gross income pursuant to Section 856(c) of the Code); or

B.   an amount equal to the excess, if any, of (a) twenty-four percent (24%) of the REIT Partner's total gross income (but excluding the amount of any REIT Payments and any amounts excluded from gross income pursuant to Section 856(c) of the Code) for the Partnership Year that is described in subsections (A) through (I) of Code Section 856(c)(3) over (b) the amount of gross income (within the meaning of Code Section 856(c)(3)) derived by the REIT Partner from sources other than those described in subsections (A) through (I) of Code Section 856(c)(3) (but not including the amount of any REIT Payments and any amounts excluded from gross income pursuant to Section 856(c) of the Code);

provided, however, that REIT Payments in excess of the amounts set forth in clauses (i) and (ii) above may be made if the General Partner, as a condition precedent, obtains an opinion of tax counsel that the receipt of such excess amounts should not adversely affect the REIT Partner's ability to qualify as a REIT. To the extent that REIT Payments may not be made in a Partnership Year as a consequence of the limitations set forth in this Section 15.12, such REIT Payments shall carry over and shall be treated as arising in the following Partnership Year if such carry over does not adversely affect the REIT Partner's ability to qualify as a REIT, *provided, however*, that any such REIT Payment shall not be carried over more than three Partnership Years, and any such remaining payments shall no longer be due and payable. The purpose of the limitations contained in this Section 15.12 is to prevent any REIT Partner from failing to qualify as a REIT under the

Code by reason of such REIT Partner's share of items, including distributions, reimbursements, fees, expenses or indemnities, receivable directly or indirectly from the Partnership, and this Section 15.12 shall be interpreted and applied to effectuate such purpose. Notwithstanding the foregoing, this Section 15.12 shall not apply for the taxable year ending December 31, 2020 and for any subsequent taxable year unless and until General Partner is realistically able to re-qualify as a REIT.

Section 15.13 No Partition. No Partner nor any successor-in-interest to a Partner shall have the right while this Agreement remains in effect to have any property of the Partnership partitioned, or to file a complaint or institute any proceeding at law or in equity to have such property of the Partnership partitioned, and each Partner, on behalf of itself and its successors and assigns hereby waives any such right. It is the intention of the Partners that the rights of the parties hereto and their successors-in-interest to Partnership property, as among themselves, shall be governed by the terms of this Agreement, and that the rights of the Partners and their respective successors-in-interest shall be subject to the limitations and restrictions as set forth in this Agreement.

Section 15.14 No Third-Party Rights Created Hereby. The provisions of this Agreement are solely for the purpose of defining the interests of the Holders, *inter se*; and no other person, firm or entity (i.e., a party who is not a signatory hereto or a permitted successor to such signatory hereto including, without limitation, a creditor of the Partnership or any Partner or other third party having dealings with the Partnership) shall have any right, power, title or interest by way of subrogation or otherwise, in and to the rights, powers, title and provisions of this Agreement. No creditor or other third party having dealings with the Partnership (other than as expressly provided herein with respect to Indemnitees) shall have the right to enforce the right or obligation of any Partner to make Capital Contributions or loans to the Partnership or to pursue any other right or remedy hereunder or at law or in equity. None of the rights or obligations of the Partners herein set forth to make Capital Contributions or loans to the Partnership shall be deemed an asset of the Partnership for any purpose by any creditor or other third party, nor may any such rights or obligations be sold, transferred or assigned by the Partnership or pledged or encumbered by the Partnership to secure any debt or other obligation of the Partnership or any of the Partners.

Section 15.15 No Rights as Stockholders. Nothing contained in this Agreement shall be construed as conferring upon the Holders of Partnership Units any rights whatsoever as stockholders of the General Partner, including without limitation any right to receive dividends or other distributions made to stockholders of the General Partner or to vote or to consent or receive notice as stockholders in respect of any meeting of stockholders for the election of directors of the General Partner or any other matter.

Article 16
SERIES A CONVERTIBLE REDEEMABLE PREFERRED UNITS

Section 16.1   Designation.

A series of Partnership Units in the Partnership designated as the "Series A Cumulative Redeemable Preferred Units" (the "*Series A Preferred Units*") is hereby established. The number of Series A Preferred Units shall be 2,862.

Section 16.2   Distributions.

A.   *Payment of Distributions*. The General Partner, as holder of the Series A Preferred Units, will be entitled to receive, when, as and if authorized by the General Partner, out of Available Cash, cumulative cash distributions per Series A Preferred Unit in an amount equal to the Series A Priority Return accrued thereon, at the applicable rate, in accordance with this Section 16.2. Such distributions shall accrue and be cumulative from and including _____ (the "*Series A Preferred Unit Initial Accrual Date*") and will be payable at the then applicable rate (each a "*Series A Preferred Unit Distribution Payment Date*") (i) for the period from the Series A Preferred Unit Initial Accrual Date to _____, on or about _____, (ii) except as provided in clause (iii), for each monthly distribution period thereafter, monthly in equal amounts in arrears on or about the 12th calendar day of each calendar month, commencing on or about _____, and (iii) to the extent that any Series A Preferred Unit is redeemed pursuant to Section 4.7.B after a Series A Distribution Record Date with respect to any distribution and before the payment date (determined in accordance with clause (i) or (ii)) of such distribution, in the event of a redemption of any Series A Preferred Unit, on the redemption date of such Unit; provided however, if any Series A Preferred Unit Distribution Payment Date is not a Business Day, then the distribution which would otherwise be payable on such date shall be paid on the next succeeding Business Day with the same force and effect as if paid on such Series A Preferred Unit Distribution Payment Date, and no interest or other sum shall accrue on the amount so payable from such Series A Preferred Unit Distribution Payment Date to such next succeeding Business Day. Distributions will be payable on Series A Preferred Units outstanding at the close of business on the applicable Series A Distribution Record Date. Each distribution is payable to holders of record of outstanding Series A Preferred Units as of the applicable Series A Distribution Record Date or date of redemption of such Series A Preferred Unit, as applicable. Notwithstanding any provision to the contrary contained herein, the distribution payable on each Series A Preferred Unit outstanding on any Series A Distribution Record Date shall be equal to the distribution paid with respect to each other Series A Preferred Unit that is outstanding on such date.

B.   *Distributions Cumulative*. Distributions on the Series A Preferred Units will be cumulative from and including the Series A Preferred Unit Initial Accrual Date, or, with respect to the special distribution right referred to in Section 16.2.E below, from, and including, the first date on which the dividend rate payable on the REIT Series A Preferred Shares is increased in accordance with the Series A Preferred Shares Terms. Distributions will accumulate from the Series A Preferred Unit Initial Accrual Date or the most recent Series A Preferred Unit Distribution Payment Date to which accrued distributions have been paid, whether or not the terms and provisions set forth in Section 16.2.D hereof at any time prohibit the current payment of distributions, whether or not the Partnership has Available Cash or earnings and whether or not such distributions are authorized.

C.   *Restrictions on Distributions*. No distributions on the Series A Preferred Units shall be authorized, declared, paid or set apart for payment at such time as the terms and provisions of any agreement of the General Partner, including any agreement relating to its indebtedness, prohibits the authorization, declaration, payment or setting apart for payment of dividends on the REIT Series A Preferred Shares or provides that such authorization, declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

D.   Priority as to Distributions.

(1)   When dividends are not paid in full upon the Series A Preferred Units or any other class or series of Parity Preferred Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Series A Preferred Units and any Parity Preferred Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Series A Preferred Units and accumulated, accrued and unpaid on such Parity Preferred Units (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such Parity Preferred Units do not have a cumulative distributions).

(2)   Except as set forth in Section 16.2.D(1), unless full cumulative distributions equal to the full amount of all accumulated, accrued and unpaid distributions on the Series A Preferred Units have been, or are concurrently therewith, declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions paid in Units Junior to the Series A Preferred Units or options, warrants or rights to subscribe for or purchase Units Junior to the Series A Preferred Units) shall be declared and paid or declared and set apart for payment by the General Partner and no other distribution of cash or other property may be declared and made, directly or indirectly, by the General Partner with respect to any Units Junior to the Series A Preferred Units or Parity Preferred Units, nor shall any Units Junior to the Series A Preferred Units or Parity Preferred Units be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of Common Units made in connection with a redemption, purchase or other acquisition by the General Partner of REIT Shares in connection with an equity incentive or benefit plan of the General Partner) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any shares of any such stock), directly or indirectly, by the General Partner (except by conversion into or exchange for Units Junior to the Series A Preferred Units, or options, warrants or rights to subscribe for or purchase any Units Junior to the Series A Preferred Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of any Units Junior to the Series A Preferred Units or Parity Preferred Units.

E.   *Special Distribution Rate; Distribution Stopper*. If, at any time, and for such period of time as, the dividend rate payable on the REIT Series A Preferred Shares is increased in accordance with the Series A Preferred Shares Terms, the Series A Priority Return shall be increased to 7.50% per annum on the stated value of $1,000.00 per Series A Preferred Unit (equivalent to the fixed annual amount of $75.00 per Series A Preferred Unit). If, at any time, and for such period of time as, the current payment of dividends on the REIT Series A Preferred Shares is suspended and such suspended amounts are accumulating, in accordance with the Series A Preferred Shares Terms, then a commensurate suspension of distributions and accumulation shall occur on the Series A Preferred Units.

F.   *No Further Rights*. Notwithstanding anything in this Section 16.2, after full cumulative distributions on the outstanding Series A Preferred Units have been paid with respect to a distribution period, the General Partner, as holder of the Series A Preferred Units, will not be entitled to any further distributions with respect to that distribution period. Any distribution payment made on the Series A Preferred Units shall first be credited against the earliest accrued but unpaid distribution due with respect to such Series A Preferred Units which remains payable.

Section 16.3   Liquidation Preference.

A.   *Distribution*s. Upon any liquidation, dissolution or winding up of the affairs of the Partnership, voluntary or involuntary, distributions on the Series A Preferred Units shall be made in accordance with Article 13 hereof.

B.   *No Further Rights*. After payment of the full amount of the liquidating distributions to which they are entitled, the General Partner, as holder of the Series A Preferred Units, will have no right or claim to any of the remaining assets of the Partnership.

C.   *Consolidation, Merger or Certain Other Transactions*. The consolidation or merger of the Partnership with one or more entities or a sale or transfer of all or substantially all of the Partnership's assets shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Partnership.

Section 16.4   Rank.

The Series A Preferred Units shall, with respect to distribution rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of the Partnership, rank (i) senior to the Common Units and to all other Partnership Units, now or hereafter issued and outstanding, the terms of which provide that such Partnership Units rank, as to distribution rights and upon liquidation, dissolution or winding up, junior to the Series A Preferred Units; (ii) on a parity with the Series 1 Preferred units and all other Parity Preferred Units; and (iii) junior to any class or series of Partnership Units the terms of which specifically provide that such Partnership Units shall rank senior to the Series A Preferred Units.

Section 16.5   Voting Rights.

The General Partner shall not have any voting or consent rights in respect of its partnership interest represented by the Series A Preferred Units.

Section 16.6   Transfer Restrictions.

The Series A Preferred Units shall not be transferable except upon the redemption thereof in accordance with Section 4.7.B or to a successor General Partner in accordance with Section 11.2.

Section 16.7   Conversion Rights.

The Series A Preferred Units shall not be convertible into any other class or series of Partnership Interest or any other property of the Partnership other than in the event that the Series A Preferred Shares are converted into REIT Shares in accordance with the Series A Preferred Shares Terms, in which case, on the Conversion Date (as defined in the Series A Preferred Shares Terms), each Series A Preferred Unit shall automatically convert into a number of Common Units equal to the number of REIT Shares issued upon conversion of each Series A Preferred Share so converted. If the General Partner relies upon Article FIRST Section 9 of the Series A Preferred Shares Terms to avoid the issuance of any fractional REIT Shares in connection with a conversion of Series A Preferred Shares into REIT Shares, the General Partner may take any consistent action with respect to the corresponding conversion of Series A Preferred Units to Common Units.

Section 16.8   No Sinking Fund.

No sinking fund shall be established for the retirement or redemption of Series A Preferred Units.

Article 17
SERIES 1 CONVERTIBLE REDEEMABLE PREFERRED UNITS

Section 17.1   Designation.

A series of Partnership Units in the Partnership designated as the "Series 1 Cumulative Redeemable Preferred Units" (the "*Series 1 Preferred Units*") is hereby established. The number of Series 1 Preferred Units shall be 39,811.

Section 17.2   Distributions.

A.   *Payment of Distributions*. The General Partner, as holder of the Series 1 Preferred Units, will be entitled to receive, when, as and if authorized by the General Partner, out of Available Cash, cumulative cash distributions per Series 1 Preferred Unit in an amount equal to the Series 1 Priority Return accrued thereon, at the applicable rate, in accordance with this Section 17.2. Such distributions shall accrue and be cumulative from and including _____ (the "*Series 1 Preferred Unit Initial Accrual Date*") and will be payable at the then applicable rate (each a "*Series 1 Preferred Unit Distribution Payment Date*") (i) for the period from the Series 1 Preferred Unit Initial Accrual Date to _____, on or about _____, (ii) except as provided in clause (iii), for each monthly distribution period thereafter, monthly in equal amounts in arrears on or about the 12th calendar day of each calendar month, commencing on or about _____, and (iii) to the extent that any Series 1 Preferred Unit is redeemed pursuant to Section 4.7.B after a Series 1 Distribution Record Date with respect to any distribution and before the payment date (determined in accordance with clause (i) or (ii)) of such distribution, in the event of a redemption of any Series 1 Preferred Unit, on the redemption date of such Unit; provided however, if any Series 1 Preferred Unit Distribution Payment Date is not a Business Day, then the distribution which would otherwise be payable on such date shall be paid on the next succeeding Business Day with the same force and effect as if paid on such Series 1 Preferred Unit Distribution Payment Date, and no interest or other sum shall accrue on the amount so payable from such Series 1 Preferred Unit Distribution Payment Date to such next succeeding Business Day. Distributions will be payable on Series 1 Preferred Units outstanding at the close of business on the applicable Series 1 Distribution Record Date. Each distribution is payable to holders of record of outstanding Series 1 Preferred Units as of the applicable Series 1 Distribution Record Date or date of redemption of such Series 1 Preferred Unit, as applicable. Notwithstanding any provision to the contrary contained herein, the distribution payable on each Series 1 Preferred Unit outstanding on any Series 1 Distribution Record Date shall be equal to the distribution paid with respect to each other Series 1 Preferred Unit that is outstanding on such date.

B.   *Distributions Cumulative*.   Distributions on the Series 1 Preferred Units will be cumulative from and including the Series 1 Preferred Unit Initial Accrual Date, or, with respect to the special distribution right referred to in Section 17.2.E below, from, and including, the first date on which the dividend rate payable on the REIT Series 1 Preferred Shares is increased in accordance with the Series 1 Preferred Shares Terms.   Distributions will accumulate from the Series 1 Preferred Unit Initial Accrual Date or the most recent Series 1 Preferred Unit Distribution Payment Date to which accrued distributions have been paid, whether or not the terms and provisions set forth in Section 17.2.D hereof at any time prohibit the current payment of distributions, whether or not the Partnership has Available Cash or earnings and whether or not such distributions are authorized.

C.   *Restrictions on Distributions*.   No distributions on the Series 1 Preferred Units shall be authorized, declared, paid or set apart for payment at such time as the terms and provisions of any agreement of the General Partner, including any agreement relating to its indebtedness, prohibits the authorization, declaration, payment or setting apart for payment of dividends on the REIT Series 1 Preferred Shares or provides that such authorization, declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

D.   *Priority as to Distributions*.

(1)   When dividends are not paid in full upon the Series 1 Preferred Units or any other class or series of Parity Preferred Units, or a sum sufficient for such payment is not set apart, all distributions declared upon the Series 1 Preferred Units and any Parity Preferred Units shall be declared ratably in proportion to the respective amounts of distributions accumulated, accrued and unpaid on the Series 1 Preferred Units and accumulated, accrued and unpaid on such Parity Preferred Units (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such Parity Preferred Units do not have a cumulative distributions).

(2)   Except as set forth in Section 17.2.D(1), unless full cumulative distributions equal to the full amount of all accumulated, accrued and unpaid distributions on the Series 1 Preferred Units have been, or are concurrently therewith, declared and paid, or declared and set apart for payment, for all past distribution periods, no distributions (other than distributions paid in Units Junior to the Series 1 Preferred Units or options, warrants or rights to subscribe for or purchase Units Junior to the Series 1 Preferred Units) shall be declared and paid or declared and set apart for payment by the General Partner and no other distribution of cash or other property may be declared and made, directly or indirectly, by the General Partner with respect to any Units Junior to the Series 1 Preferred Units or Parity Preferred Units, nor shall any Units Junior to the Series 1 Preferred Units or Parity Preferred Units be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of Common Units made in connection with a redemption, purchase or other acquisition by the General Partner of REIT Shares in connection with an equity incentive or benefit plan of the General Partner) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any shares of any such stock), directly or indirectly, by the General Partner (except by conversion into or exchange for Units Junior to the Series 1 Preferred Units, or options, warrants or rights

to subscribe for or purchase any Units Junior to the Series 1 Preferred Units), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of any Units Junior to the Series 1 Preferred Units or Parity Preferred Units.

E.   *Special Distribution Rate; Distribution Stopper*. If, at any time, and for such period of time as, the dividend rate payable on the REIT Series 1 Preferred Shares is increased in accordance with the Series 1 Preferred Shares Terms, the Series 1 Priority Return shall be increased to 7.00% per annum on the stated value of $1,000.00 per Series 1 Preferred Unit (equivalent to the fixed annual amount of $70.00 per Series 1 Preferred Unit). If, at any time, and for such period of time as, the current payment of dividends on the REIT Series 1 Preferred Shares is suspended and such suspended amounts are accumulating, in accordance with the Series 1 Preferred Shares Terms, then a commensurate suspension of distributions and accumulation shall occur on the Series 1 Preferred Units.

F.   *No Further Rights*. Notwithstanding anything in this Section 17.2, after full cumulative distributions on the outstanding Series 1 Preferred Units have been paid with respect to a distribution period, the General Partner, as holder of the Series 1 Preferred Units, will not be entitled to any further distributions with respect to that distribution period. Any distribution payment made on the Series 1 Preferred Units shall first be credited against the earliest accrued but unpaid distribution due with respect to such Series 1 Preferred Units which remains payable.

Section 17.3   Liquidation Preference.

A.   *Distribution*s. Upon any liquidation, dissolution or winding up of the affairs of the Partnership, voluntary or involuntary, distributions on the Series 1 Preferred Units shall be made in accordance with Article 13 hereof.

B.   *No Further Rights*. After payment of the full amount of the liquidating distributions to which they are entitled, the General Partner, as holder of the Series 1 Preferred Units, will have no right or claim to any of the remaining assets of the Partnership.

C.   *Consolidation, Merger or Certain Other Transactions*. The consolidation or merger of the Partnership with one or more entities or a sale or transfer of all or substantially all of the Partnership's assets shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Partnership.

Section 17.4   Rank.

The Series 1 Preferred Units shall, with respect to distribution rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of the Partnership, rank (i) senior to the Common Units and to all other Partnership Units, now or hereafter issued and outstanding, the terms of which provide that such Partnership Units rank, as to distribution rights and upon liquidation, dissolution or winding up, junior to the Series 1 Preferred Units; (ii) on a parity with the Series A Preferred Units and all other Parity Preferred Units; and (iii) junior to any class or series of Partnership Units the terms of which specifically provide that such Partnership Units shall rank senior to the Series 1 Preferred Units.

Section 17.5   Voting Rights.

The General Partner shall not have any voting or consent rights in respect of its partnership interest represented by the Series 1 Preferred Units.

Section 17.6   Transfer Restrictions.

The Series 1 Preferred Units shall not be transferable except upon the redemption thereof in accordance with Section 4.7.B or to a successor General Partner in accordance with Section 11.2.

Section 17.7   Conversion Rights

The Series 1 Preferred Units shall not be convertible into any other class or series of Partnership Interest or any other property of the Partnership other than in the event that the Series 1 Preferred Shares are converted into REIT Shares in accordance with the Series 1 Preferred Shares Terms, in which case, on the Conversion Date (as defined in the Series 1 Preferred Shares Terms), each Series 1 Preferred Unit shall automatically convert into a number of Common Units equal to the number of REIT Shares issued upon conversion of each Series 1 Preferred Share so converted. If the General Partner relies upon Article FIRST Section 9 of the Series 1 Preferred Shares Terms to avoid the issuance of any fractional REIT Shares in connection with a conversion of Series 1 Preferred Shares into REIT Shares, the General Partner may take any consistent action with respect to the corresponding conversion of Series 1 Preferred Units to Common Units.

Section 17.8   No Sinking Fund.

No sinking fund shall be established for the retirement or redemption of Series 1 Preferred Units.

Article 18
LTIP UNITS

Section 18.1   Designation.

A class of Partnership Units in the Partnership designated as the "LTIP Units" is hereby established. The number of LTIP Units that may be issued is not limited by this Agreement.

Section 18.2   Vesting.

A.   *Vesting, Generally*. LTIP Units may, in the sole discretion of the General Partner, be issued subject to vesting, forfeiture and additional restrictions on Transfer pursuant to the terms of the applicable LTIP Unit Agreement. The terms of any LTIP Unit Agreement may be modified by the General Partner from time to time in its sole discretion, subject to any restrictions on amendment imposed by the relevant LTIP Unit Agreement or by the Plans or any other applicable Equity Plan. LTIP Units that were fully vested and nonforfeitable when issued or that have vested and are no longer subject to forfeiture under the terms of an LTIP Unit Agreement are referred to as "Vested LTIP Units"; all other LTIP Units are referred to as "Unvested LTIP Units."

B.   *Forfeiture*. Upon the forfeiture of any LTIP Units in accordance with the applicable LTIP Unit Agreement (including any forfeiture effected through repurchase), the LTIP Units so forfeited (or repurchased) shall immediately, and without any further action, be treated as cancelled and no longer outstanding for any purpose. Unless otherwise specified in the applicable LTIP Unit Agreement, no consideration or other payment shall be due with respect to any LTIP Units that have been forfeited, other than any distributions declared with respect to a Partnership Record Date and with respect to such units prior to the effective date of the forfeiture. Except as otherwise provided in this Agreement (including without limitation Section 6.3.A(9)), the Plans (or other applicable Equity Plan) and the applicable LTIP Unit Agreement, in connection with any forfeiture (or repurchase) of such units, the balance of the portion of the Capital Account of the Holder of LTIP Units that is attributable to all of his or her LTIP Units shall be reduced by the amount, if any, by which it exceeds the target balance contemplated by Section 6.2.F, calculated with respect to such Holder's remaining LTIP Units, if any.

Section 18.3 Adjustments. The Partnership shall maintain at all times a one-to-one correspondence between LTIP Units and Common Units for conversion, distribution and other purposes, including without limitation complying with the following procedures; provided, that the foregoing is not intended to alter any of (a) the special allocations pursuant to Section 6.2.F hereof, (b) differences between distributions to be made with respect to LTIP Units and Common Units pursuant to Section 13.2 and Section 18.4.B hereof in the event that the Capital Accounts attributable to the LTIP Units are less than those attributable to Common Units due to insufficient special allocation pursuant to Section 6.2.F or (c) any related provisions. If an Adjustment Event occurs, then the General Partner shall take any action reasonably necessary, including any amendment to this Agreement or any LTIP Unit Agreement and/or any update to the Register, adjusting the number of outstanding LTIP Units or subdividing or combining outstanding LTIP Units, in any case, to maintain a one-for-one conversion and economic equivalence ratio between Common Units and LTIP Units. The following shall be "*Adjustment Events*": (i) the Partnership makes a distribution on all outstanding Common Units in Partnership Units, (ii) the Partnership subdivides the outstanding Common Units into a greater number of units or combines the outstanding Common Units into a smaller number of units, (iii) the Partnership issues any Partnership Units in exchange for its outstanding Common Units by way of a reclassification or recapitalization of its Common Units or (iv) any other non-recurring event or transaction that would, as determined by the General Partner in its sole discretion, have the similar effect of unjustly diluting or expanding the rights conferred by outstanding LTIP Units or Performance Units. If more than one Adjustment Event occurs, any adjustment to the LTIP Units need be made only once using a single formula that takes into account each and every Adjustment Event as if all Adjustment Events occurred simultaneously. For the avoidance of doubt, the following shall not be Adjustment Events: (x) the issuance of Partnership Units in a financing, reorganization, acquisition or other similar business transaction, (y) the issuance of Partnership Units pursuant to any employee benefit or compensation plan or distribution reinvestment plan, or (z) the issuance of any Partnership Units to the General Partner in respect of a Capital Contribution to the Partnership of proceeds from the sale of securities by the General Partner. If the Partnership takes an action affecting the Common Units other than actions specifically described above as "Adjustment Events" and in the opinion of the General Partner such action would require an action to maintain the one-to-one correspondence described above, the General Partner shall have the right to take such action, to the extent permitted by law, in such manner and at such time as the General Partner, in its sole discretion, may determine to be reasonably appropriate under the circumstances to preserve the one-to-one correspondence described above. If an amendment is made to this Agreement adjusting the number of outstanding LTIP Units as herein provided, the

Partnership shall promptly file in the books and records of the Partnership an officer's certificate setting forth a brief statement of the facts requiring such adjustment, which certificate shall be conclusive evidence of the correctness of such adjustment absent manifest error. Promptly after filing of such certificate, the Partnership shall mail a notice to each Holder of LTIP Units setting forth the adjustment to his or her LTIP Units and the effective date of such adjustment.

Section 18.4   Distributions.

A.   *Operating Distributions*. Except as otherwise provided in this Agreement, in any LTIP Unit Agreement or by the General Partner with respect to any particular class or series of LTIP Units, Holders of LTIP Units shall be entitled to receive, if, when and as authorized by the General Partner out of funds or other property legally available for the payment of distributions, regular, special, extraordinary or other distributions (other than distributions upon the occurrence of a Liquidating Event or proceeds from a Terminating Capital Transaction) which may be made from time to time, in an amount per unit equal to the amount of any such distributions that would have been payable to such holders if the LTIP Units had been Common Units (if applicable, assuming such LTIP Units were held for the entire period to which such distributions relate).

B.   *Liquidating Distributions*. Holders of LTIP Units shall also be entitled to receive, if, when and as authorized by the General Partner out of funds or other property legally available for the payment of distributions, distributions upon the occurrence of a Liquidating Event or representing proceeds from a Terminating Capital Transaction in an amount per LTIP Unit equal to the amount of any such distributions payable on one Common Unit, whether made prior to, on or after the LTIP Unit Distribution Payment Date, provided that the amount of such distributions shall not exceed the positive balances of the Capital Accounts of the holders of such LTIP Units to the extent attributable to the ownership of such LTIP Units.

C.   *Distributions Generally*. Distributions on the LTIP Units, if authorized, shall be payable on such dates and in such manner as may be authorized by the General Partner (any such date, an "***LTIP Unit Distribution Payment Date***"). Absent a contrary determination by the General Partner, the LTIP Unit Distribution Payment Date shall be the same as the corresponding date relating to the corresponding distribution on the Common Units. The record date for determining which Holders of LTIP Units are entitled to receive a distribution shall be the Partnership Record Date.

Section 18.5   Allocations. Holders of LTIP Units shall be allocated Net Income and Net Loss in amounts per LTIP Unit equal to the amounts allocated per Common Unit. The allocations provided by the preceding sentence shall be subject to Sections 6.2.B and 6.2.C and in addition to any special allocations required by Section 6.2.F. The General Partner is authorized in its discretion to delay or accelerate the participation of the LTIP Units in allocations of Net Income and Net Loss under this Section 18.5, or to adjust the allocations made under this Section 18.5, so that the ratio of (i) the total amount of Net Income or Net Loss allocated with respect to each LTIP Unit in the taxable year in which that LTIP Unit's LTIP Unit Distribution Payment Date falls (excluding special allocations under Section 6.2.F), to (ii) the total amount distributed to that LTIP Unit with respect to such period, is more nearly equal to the ratio of (i) the Net Income and Net Loss allocated with respect to the General Partner's Common Units in such taxable year to (ii) the amounts distributed to the General Partner with respect to such Common Units and such taxable year.

Section 18.6   Transfers. Subject to the terms and limitations contained in an applicable LTIP Unit Agreement and the Plans (or any other applicable Equity Plan), and except as expressly provided in this Agreement with respect to LTIP Units, a Holder of LTIP Units shall be entitled to transfer his or her LTIP Units to the same extent, and subject to the same restrictions, as Holders of Common Units are entitled to transfer their Common Units pursuant to Article 11.

Section 18.7   Redemption. The Redemption Right provided to Qualifying Parties under Section 15.1 shall not apply with respect to LTIP Units unless and until they are converted to Common Units as provided in Section 18.9 below.

Section 18.8   Legend. Any certificate evidencing an LTIP Unit shall bear an appropriate legend, as determined by the General Partner, indicating that additional terms, conditions and restrictions on transfer, including without limitation under any LTIP Unit Agreement and the Plans (or any other applicable Equity Plan), apply to the LTIP Unit.

Section 18.9   Conversion to Common Units.

A.   A Qualifying Party holding LTIP Units shall have the right (the "*Conversion Right*"), at his or her option, at any time to convert all or a portion of his or her Vested LTIP Units into Common Units, taking into account all adjustments (if any) made pursuant to Section 18.3; provided, however, that a Qualifying Party may not exercise the Conversion Right for less than one thousand (1,000) Vested LTIP Units or, if such Qualifying Party holds less than one thousand (1,000) Vested LTIP Units, all of the Vested LTIP Units held by such Qualifying Party, to the extent not subject to the limitation on conversion under Section 18.9.B below. Qualifying Parties shall not have the right to convert Unvested LTIP Units into Common Units until they become Vested LTIP Units; provided, however, that in anticipation of any event that will cause his or her Unvested LTIP Units to become Vested LTIP Units (and subject to the timing requirements set forth in Section 18.9.B below), such Qualifying Party may give the Partnership a Conversion Notice conditioned upon and effective as of the time of vesting and such Conversion Notice, unless subsequently revoked by the Qualifying Party in writing prior to such vesting event, shall be accepted by the Partnership subject to such condition. In all cases, the conversion of any LTIP Units into Common Units shall be subject to the conditions and procedures set forth in this Section 18.9.

B.   A Qualifying Party may convert his or her Vested LTIP Units into an equal number of fully paid and non-assessable Common Units, giving effect to all adjustments (if any) made pursuant to Section 18.3. Notwithstanding the foregoing, in no event may a Qualifying Party convert a number of Vested LTIP Units that exceeds the Capital Account Limitation. In order to exercise his or her Conversion Right, a Qualifying Party shall deliver a notice (a "*Conversion Notice*") in the form attached as Exhibit C to the Partnership (with a copy to the General Partner) not less than 3 nor more than 10 days prior to a date (the "*Conversion Date*") specified in such Conversion Notice; provided, however, that if the General Partner has not given to the Qualifying Party notice of a proposed or upcoming Transaction (as defined below) at least thirty (30) days prior to the effective date of such Transaction, then the Qualifying Party shall have the right to deliver a Conversion Notice until the earlier of (x) the tenth (10th) day after such notice from the General Partner of a Transaction or (y) the third (3rd) Business Day immediately preceding the effective date of such Transaction. A Conversion Notice shall be provided in the manner provided in Section 15.2. Each Qualifying Party seeking to convert Vested LTIP Units covenants and agrees with the Partnership that all Vested LTIP Units to be converted pursuant to this Section 18.9 shall be free and clear of all liens. Notwithstanding anything herein to the contrary, if the Initial Holding Period with respect to the Common Units into which the Vested LTIP Units are convertible has elapsed, a Qualifying Party may deliver a Notice of Redemption pursuant to Section 15.1.A relating to such Common Units in advance of the Conversion Date; provided, however, that the redemption of such Common Units by the Partnership shall in no event take place until on or after the Conversion Date. For clarity, it is noted that the objective of this paragraph is to put a Qualifying Party in a position where, if he or she so wishes, the Common Units into which his or her Vested LTIP Units will be converted can be redeemed by the Partnership pursuant to Section 15.1.A simultaneously with such conversion, with the further consequence that, if the General Partner elects to assume the Partnership's redemption obligation with respect to such Partnership Units under Section 15.1.B by delivering to such Qualifying Party REIT Shares rather than cash, then such Qualifying Party can have such REIT Shares issued to him or her simultaneously with the conversion of his or her Vested LTIP Units into Common Units. The General Partner shall cooperate with a Qualifying Party to coordinate the timing of the different events described in the foregoing sentence.

C.   The Partnership, at any time at the election of the General Partner, may cause any number of Vested LTIP Units to be converted (a "***Forced Conversion***") into an equal number of Common Units, giving effect to all adjustments (if any) made pursuant to Section 18.3; provided, however, that the Partnership may not cause a Forced Conversion of any LTIP Units that would not at the time be eligible for conversion at the option of such Qualifying Party pursuant to Section 18.9.B. In order to exercise its right of Forced Conversion, the Partnership shall deliver a notice (a "***Forced Conversion Notice***") in the form attached hereto as <u>Exhibit D</u> to the applicable Holder of LTIP Units not less than 10 nor more than 60 days prior to the Conversion Date specified in such Forced Conversion Notice. A Forced Conversion Notice shall be provided in the manner provided in Section 15.2.

D.   A conversion of Vested LTIP Units for which the Holder thereof has given a Conversion Notice or the Partnership has given a Forced Conversion Notice shall occur automatically after the close of business on the applicable Conversion Date without any action on the part of such Holder of LTIP Units, other than the surrender of any certificate or certificates evidencing such Vested LTIP Units, as of which time such Holder of LTIP Units shall be credited on the books and records of the Partnership as of the opening of business on the next day with the number of Common Units into which such LTIP Units were converted. After the conversion of LTIP Units as aforesaid, the Partnership shall deliver to such Holder of LTIP Units, upon his or her written request, a certificate of the General Partner certifying the number of Common Units and remaining LTIP Units, if any, held by such person immediately after such conversion. The Assignee of any Limited Partner pursuant to Article 11 hereof may exercise the rights of such Limited Partner pursuant to this Section 18.9 and such Limited Partner shall be bound by the exercise of such rights by the Assignee.

E.   For purposes of making future allocations under Section 6.2.F and applying the Capital Account Limitation, the portion of the Economic Capital Account Balance of the applicable Holder of LTIP Units that is treated as attributable to his or her LTIP Units shall be reduced, as of the date of conversion, by the product of the number of LTIP Units converted and the Common Unit Economic Balance.

F.   If the Partnership or the General Partner shall be a party to any transaction (including without limitation a merger, consolidation, unit exchange, self-tender offer for all or substantially all Common Units or other business combination or reorganization, or sale of all or substantially all of the Partnership's assets, but excluding any transaction which constitutes an Adjustment Event) in each case as a result of which Common Units shall be exchanged for or converted into the right, or the Holders shall otherwise be entitled, to receive cash, securities or other property or any combination thereof (each of the foregoing being referred to herein as a "*Transaction*"), then the General Partner shall, immediately prior to the Transaction, exercise its right to cause a Forced Conversion with respect to the maximum number of LTIP Units then eligible for conversion, taking into account any allocations that occur in connection with the Transaction or that would occur in connection with the Transaction if the assets of the Partnership were sold at the Transaction price or, if applicable, at a value determined by the General Partner in good faith using the value attributed to the Common Units in the context of the Transaction (in which case the Conversion Date shall be the effective date of the Transaction and the conversion shall occur immediately prior to the effectiveness of the Transaction). In anticipation of such Forced Conversion and the consummation of the Transaction, the Partnership shall use commercially reasonable efforts to cause each Holder of LTIP Units to be afforded the right to receive in connection with such Transaction in consideration for the Common Units into which his or her LTIP Units will be converted the same kind and amount of cash, securities and other property (or any combination thereof) receivable upon the consummation of such Transaction by a Holder of the same number of Common Units, assuming such Holder is not a Person with which the Partnership consolidated or into which the Partnership merged or which merged into the Partnership or to which such sale or transfer was made, as the case may be (a "*Constituent Person*"), or an affiliate of a Constituent Person. In the event that Holders of Common Units have the opportunity to elect the form or type of consideration to be received upon consummation of the Transaction, prior to such Transaction the General Partner shall give prompt written notice to each Holder of LTIP Units of such opportunity, and shall use commercially reasonable efforts to afford the Holder of LTIP Units the right to elect, by written notice to the General Partner, the form or type of consideration to be received upon conversion of each LTIP Unit held by such Holder into Common Units in connection with such Transaction. If a Holder of LTIP Units fails to make such an election, such Holder (and any of its transferees) shall receive upon conversion of each LTIP Unit held by him or her (or by any of his or her transferees) the same kind and amount of consideration that a Holder of Common Units would receive if such Holder of Common Units failed to make such an election. Subject to the rights of the Partnership and the General Partner under any LTIP Unit Agreement and the relevant terms of the Plan or any other applicable Equity Plan, the Partnership shall use commercially reasonable effort to cause the terms of any Transaction to be consistent with the provisions of this Section 18.9.F and to enter into an agreement with the successor or purchasing entity, as the case may be, for the benefit of any Holder of LTIP Units whose LTIP Units will not be converted into Common Units in connection with the Transaction that will (i) contain provisions enabling the Qualifying Parties that remain outstanding after such Transaction to convert their LTIP Units into securities as comparable as reasonably possible under the circumstances to the Common Units and (ii) preserve as far as reasonably possible under the circumstances the distribution, special allocation, conversion, and other rights set forth in the Agreement for the benefit of the Holder of LTIP Units.

Section 18.10 Voting. Limited Partners holding LTIP Units shall have the same voting rights as Limited Partners holding Common Units, with the LTIP Units and Performance Units voting together as a single class with the Common Units and having one vote per LTIP Unit and Holders of LTIP Units shall not be entitled to approve, vote on or consent to any other matter. The foregoing voting provision will not apply if, at or prior to the time when the action with respect to which such vote would otherwise be required will be effected, all outstanding LTIP Units shall have been converted or provision is made for such conversion to occur as of or prior to such time into Common Units.

Section 18.11 Section 83 Safe Harbor. Each Partner authorizes the General Partner to elect to apply the safe harbor (the "**Section 83 Safe Harbor**") set forth in proposed Regulations Section 1.83-3(l) and proposed IRS Revenue Procedure published in Notice 2005-43 (together, the "**Proposed Section 83 Safe Harbor Regulation**") (under which the fair market value of a Partnership Interest that is Transferred in connection with the performance of services is treated as being equal to the liquidation value of the interest), or in similar Regulations or guidance, if such Proposed Section 83 Safe Harbor Regulation or similar Regulations are promulgated as final or temporary Regulations. If the General Partner determines that the Partnership should make such election, the General Partner is hereby authorized to amend this Agreement without the consent of any other Partner to provide that (i) the Partnership is authorized and directed to elect the Section 83 Safe Harbor, (ii) the Partnership and each of its Partners (including any Person to whom a Partnership Interest, including an LTIP Unit or Performance Unit, is Transferred in connection with the performance of services) will comply with all requirements of the Section 83 Safe Harbor with respect to all Partnership Interests Transferred in connection with the performance of services while such election remains in effect and (iii) the Partnership and each of its Partners will take all actions necessary, including providing the Partnership with any required information, to permit the Partnership to comply with the requirements set forth or referred to in the applicable Regulations for such election to be effective until such time (if any) as the General Partner determines, in its sole discretion, that the Partnership should terminate such election. The General Partner is further authorized to amend this Agreement to modify Article 6 to the extent the General Partner determines in its discretion that such modification is necessary or desirable as a result of the issuance of any applicable law, Regulations, notice or ruling relating to the tax treatment of the transfer of a Partnership Interests in connection with the performance of services. Notwithstanding anything to the contrary in this Agreement, each Partner expressly confirms that it will be legally bound by any such amendment.

Article 19
PERFORMANCE UNITS

Section 19.1 Designation.

A class of Partnership Units in the Partnership designated as the "Performance Units" is hereby established. The number of Performance Units that may be issued is not limited by this Agreement.

Section 19.2   Vesting.

A.   *Vesting, Generally*. Performance Units may, in the sole discretion of the General Partner, be issued subject to vesting, forfeiture and additional restrictions on Transfer pursuant to the terms of the applicable Performance Unit Agreement. The terms of any Performance Unit Agreement may be modified by the General Partner from time to time in its sole discretion, subject to any restrictions on amendment imposed by the relevant Performance Unit Agreement or by the Plan or any other applicable Equity Plan. Performance Units that were fully vested and nonforfeitable when issued or that have vested and are no longer subject to forfeiture under the terms of a Performance Unit Agreement are referred to as "Vested Performance Units"; all other Performance Units are referred to as "Unvested Performance Units."

B.   *Forfeiture*. Upon the forfeiture of any Performance Units in accordance with the applicable Performance Unit Agreement (including any forfeiture effected through repurchase), the Performance Units so forfeited (or repurchased) shall immediately, and without any further action, be treated as cancelled and no longer outstanding for any purpose. Unless otherwise specified in the applicable Performance Unit Agreement, no consideration or other payment shall be due with respect to any Performance Units that have been forfeited, other than any distributions declared with respect to a Partnership Record Date and with respect to such units prior to the effective date of the forfeiture. Except as otherwise provided in this Agreement (including without limitation Section 6.3.A(9)), the Plans (or other applicable Equity Plan) and the applicable Performance Unit Agreement, in connection with any forfeiture (or repurchase) of such units, the balance of the portion of the Capital Account of the Holder of Performance Units that is attributable to all of his or her Performance Units shall be reduced by the amount, if any, by which it exceeds the target balance contemplated by Section 6.2.F, calculated with respect to such Holder's remaining Performance Units, if any.

Section 19.3   Adjustments. The Partnership shall maintain at all times a one-to-one correspondence between Performance Units and Common Units for conversion, distribution and other purposes, including without limitation complying with the following procedures; provided, that the foregoing is not intended to alter any of (a) the special allocations pursuant to Section 6.2.F hereof, (b) differences between distributions to be made with respect to Performance Units and Common Units pursuant to Section 13.2, Section 19.4.A and Section 19.4.B hereof in the event that the Capital Accounts attributable to the Performance Units are less than those attributable to Common Units due to insufficient special allocation pursuant to Section 6.2.F or (c) any related provisions. If an Adjustment Event (as defined in Section 18.3, taking into account events that are not considered Adjustment Events thereunder) occurs, then the General Partner shall take any action reasonably necessary, including any amendment to this Agreement or any Performance Unit Agreement and/or any update to the Register, adjusting the number of outstanding Performance Units or subdividing or combining outstanding Performance Units, in any case, to maintain a one-for-one conversion and economic equivalence ratio between Common Units and Performance Units. If more than one Adjustment Event occurs, any adjustment to the Performance Units need be made only once using a single formula that takes into account each and every Adjustment Event as if all Adjustment Events occurred simultaneously. If the Partnership takes an action affecting the Common Units other than actions specifically described in Section 18.3 as Adjustment Events and in the opinion of the General Partner such action would require an action to maintain the one-to-one correspondence described above, the General Partner shall have the right to take such action, to the extent permitted by law, in such manner and at such time as the General Partner, in its sole discretion, may determine to be reasonably appropriate under the circumstances to preserve the one-to-one correspondence described above. If an amendment is made to this Agreement adjusting the number of outstanding Performance Units as herein provided, the Partnership shall promptly file in the books and records of the Partnership an officer's certificate setting forth a brief statement of the facts requiring such adjustment, which certificate shall be conclusive evidence of the correctness of such adjustment absent manifest error. Promptly after filing of such certificate, the Partnership shall mail a notice to each Holder of Performance Units setting forth the adjustment to his or her Performance Units and the effective date of such adjustment.

Section 19.4   Distributions.

A.   *Operating Distributions*. Except as otherwise provided in this Agreement, in any Performance Unit Agreement or by the General Partner with respect to any particular class or series of Performance Units, Holders of Performance Units shall be entitled to receive, if, when and as authorized by the General Partner out of funds or other property legally available for the payment of distributions, regular, special, extraordinary or other distributions (other than distributions upon the occurrence of a Liquidating Event or proceeds from a Terminating Capital Transaction) which may be made from time to time, in an amount per Performance Unit equal to (i) in the case of Unvested Performance Units, the product of the distribution made to holders of Common Units per Common Unit multiplied by the Performance Unit Sharing Percentage, and (ii) in the case of a Vested Performance Units, the distribution made to holders of Common Units per Common Unit, in each case, if applicable, assuming such Performance Units were held for the entire period to which such distributions relate.

B.   *Liquidating Distributions*. Holders of Performance Units shall also be entitled to receive, if, when and as authorized by the General Partner out of funds or other property legally available for the payment of distributions, distributions upon the occurrence of a Liquidating Event or representing proceeds from a Terminating Capital Transaction in an amount per Performance Unit equal to the amount of any such distributions payable on one Common Unit, whether made prior to, on or after the Performance Unit Distribution Payment Date, provided that the amount of such distributions shall not exceed the positive balances of the Capital Accounts of the holders of such Performance Units to the extent attributable to the ownership of such Performance Units.

C.   *Distributions Generally*. Distributions on the Performance Units, if authorized, shall be payable on such dates and in such manner as may be authorized by the General Partner (any such date, a "***Performance Unit Distribution Payment Date***").   Absent a contrary determination by the General Partner, the Performance Unit Distribution Payment Date shall be the same as the corresponding date relating to the corresponding distribution on the Common Units, and the record date for determining which Holders of Performance Units are entitled to receive distributions shall be the Partnership Record Date.

Section 19.5   Allocations.

A.   Holders of Vested Performance Units shall be allocated Net Income and Net Loss in amounts per Performance Unit equal to the amounts allocated per Common Unit.   The allocations provided by the preceding sentence shall be subject to Sections 6.2.B and 6.2.C and in addition to any special allocations required by Section 6.2.F.

B.   The holder of such Unvested Performance Units shall be allocated Net Income and Net Loss in amounts per Unvested Performance Unit equal to the amounts allocated per Vested Performance Unit; provided, however, that for purposes of allocations of Net Income and Net Loss pursuant to Sections 6.2.B, 6.2.C and 6.3, the term Percentage Interest when used with respect to an Unvested Performance Unit shall be treated as a fraction of one outstanding Common Unit equal to one Common Unit multiplied by the Performance Unit Sharing Percentage.

C.   The General Partner is authorized in its discretion to delay or accelerate the participation of the Performance Units in allocations of Net Income and Net Loss under this Section 19.5, or to adjust the allocations made under this Section 19.5, so that the ratio of (i) the total amount of Net Income or Net Loss allocated with respect to each Performance Unit in the taxable year in which that Performance Unit's Performance Unit Distribution Payment Date falls (excluding special allocations under Section 6.2.F), to (ii) the total amount distributed to that Performance Unit with respect to such period, is more nearly equal to the ratio of (i) the Net Income and Net Loss allocated with respect to the General Partner's Common Units in such taxable year to (ii) the amounts distributed to the General Partner with respect to such Common Units and such taxable year.

Section 19.6   Transfers.   Subject to the terms and limitations contained in an applicable Performance Unit Agreement and the Plans (or any other applicable Equity Plan), and except as expressly provided in this Agreement with respect to Performance Units, a Holder of Performance Units shall be entitled to transfer his or her Performance Units to the same extent, and subject to the same restrictions, as Holders of Common Units are entitled to transfer their Common Units pursuant to Article 11.

Section 19.7   Redemption.   The Redemption Right provided to Qualifying Parties under Section 15.1 shall not apply with respect to Performance Units unless and until they are converted to Common Units as provided in Section 19.9 below.

Section 19.8   Legend.   Any certificate evidencing a Performance Unit shall bear an appropriate legend, as determined by the General Partner, indicating that additional terms, conditions and restrictions on transfer, including without limitation under any Performance Unit Agreement and the Plans (or any other applicable Equity Plan), apply to the Performance Unit.

Section 19.9   Conversion to Common Units.

A.   A Qualifying Party holding Performance Units shall have the Conversion Right, at his or her option, at any time to convert all or a portion of his or her Vested Performance Units into Common Units, taking into account all adjustments (if any) made pursuant to Section 19.3; provided, however, that a Qualifying Party may not exercise the Conversion Right for less than one thousand (1,000) Vested Performance Units or, if such Qualifying Party holds less than one thousand (1,000) Vested Performance Units, all of the Vested Performance Units held by such Qualifying Party, to the extent not subject to the limitation on conversion under Section 19.9.B below. Qualifying Parties shall not have the right to convert Unvested Performance Units into

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Common Units until they become Vested Performance Units; provided, however, that in anticipation of any event that will cause his or her Unvested Performance Units to become Vested Performance Units (and subject to the timing requirements set forth in Section 19.9.B below), such Qualifying Party may give the Partnership a Conversion Notice conditioned upon and effective as of the time of vesting and such Conversion Notice, unless subsequently revoked by the Qualifying Party in writing prior to such vesting event, shall be accepted by the Partnership subject to such condition. In all cases, the conversion of any Performance Units into Common Units shall be subject to the conditions and procedures set forth in this Section 19.9.

B.   A Qualifying Party may convert his or her Vested Performance Units into an equal number of fully paid and non-assessable Common Units, giving effect to all adjustments (if any) made pursuant to Section 19.3. Notwithstanding the foregoing, in no event may a Qualifying Party convert a number of Vested Performance Units that exceeds the Capital Account Limitation. In order to exercise his or her Conversion Right, a Qualifying Party shall deliver a Conversion Notice in the form attached as Exhibit C to the Partnership (with a copy to the General Partner) not less than 3 nor more than 10 days prior to the Conversion Date specified in such Conversion Notice; provided, however, that if the General Partner has not given to the Qualifying Party notice of a proposed or upcoming Transaction (as defined in Section 18.9) at least thirty (30) days prior to the effective date of such Transaction, then the Qualifying Party shall have the right to deliver a Conversion Notice until the earlier of (x) the tenth (10th) day after such notice from the General Partner of a Transaction or (y) the third (3rd) Business Day immediately preceding the effective date of such Transaction. A Conversion Notice shall be provided in the manner provided in Section 15.2. Each Qualifying Party seeking to convert Vested Performance Units covenants and agrees with the Partnership that all Vested Performance Units to be converted pursuant to this Section 19.9 shall be free and clear of all liens. Notwithstanding anything herein to the contrary, if the Initial Holding Period with respect to the Common Units into which the Vested Performance Units are convertible has elapsed, a Qualifying Party may deliver a Notice of Redemption pursuant to Section 15.1.A relating to such Common Units in advance of the Conversion Date; provided, however, that the redemption of such Common Units by the Partnership shall in no event take place until on or after the Conversion Date. For clarity, it is noted that the objective of this paragraph is to put a Qualifying Party in a position where, if he or she so wishes, the Common Units into which his or her Vested Performance Units will be converted can be redeemed by the Partnership pursuant to Section 15.1.A simultaneously with such conversion, with the further consequence that, if the General Partner elects to assume the Partnership's redemption obligation with respect to such Common Units under Section 15.1.B by delivering to such Qualifying Party REIT Shares rather than cash, then such Qualifying Party can have such REIT Shares issued to him or her simultaneously with the conversion of his or her Vested Performance Units into Common Units. The General Partner shall cooperate with a Qualifying Party to coordinate the timing of the different events described in the foregoing sentence.

C.   The Partnership, at any time at the election of the General Partner, may cause any number of Vested Performance Units to be subject to a Forced Conversion into an equal number of Common Units, giving effect to all adjustments (if any) made pursuant to Section 19.3; provided, however, that the Partnership may not cause a Forced Conversion of any Performance Units that would not at the time be eligible for conversion at the option of such Qualifying Party pursuant to Section 19.9.B. In order to exercise its right of Forced Conversion, the Partnership shall deliver a Forced Conversion Notice in the form attached hereto as Exhibit D to the applicable

Holder of Performance Units not less than 10 nor more than 60 days prior to the Conversion Date specified in such Forced Conversion Notice. A Forced Conversion Notice shall be provided in the manner provided in Section 15.2.

D.   A conversion of Vested Performance Units for which the Holder thereof has given a Conversion Notice or the Partnership has given a Forced Conversion Notice shall occur automatically after the close of business on the applicable Conversion Date without any action on the part of such Holder of Performance Units, other than the surrender of any certificate or certificates evidencing such Vested Performance Units, as of which time such Holder of Performance Units shall be credited on the books and records of the Partnership as of the opening of business on the next day with the number of Common Units into which such Performance Units were converted. After the conversion of Performance Units as aforesaid, the Partnership shall deliver to such Holder of Performance Units, upon his or her written request, a certificate of the General Partner certifying the number of Common Units and remaining Performance Units, if any, held by such person immediately after such conversion. The Assignee of any Limited Partner pursuant to Article 11 hereof may exercise the rights of such Limited Partner pursuant to this Section 19.9 and such Limited Partner shall be bound by the exercise of such rights by the Assignee.

E.   For purposes of making future allocations under Section 6.2.F and applying the Capital Account Limitation, the portion of the Economic Capital Account Balance of the applicable Holder of Performance Units that is treated as attributable to his or her Performance Units shall be reduced, as of the date of conversion, by the product of the number of Performance Units converted and the Common Unit Economic Balance.

F.   If the Partnership or the General Partner shall be a party to any Transaction, then the General Partner shall, immediately prior to the Transaction, exercise its right to cause a Forced Conversion with respect to the maximum number of Performance Units then eligible for conversion, taking into account any allocations that occur in connection with the Transaction or that would occur in connection with the Transaction if the assets of the Partnership were sold at the Transaction price or, if applicable, at a value determined by the General Partner in good faith using the value attributed to the Common Units in the context of the Transaction (in which case the Conversion Date shall be the effective date of the Transaction and the conversion shall occur immediately prior to the effectiveness of the Transaction). In anticipation of such Forced Conversion and the consummation of the Transaction, the Partnership shall use commercially reasonable efforts to cause each Holder of Performance Units to be afforded the right to receive in connection with such Transaction in consideration for the Common Units into which his or her Performance Units will be converted the same kind and amount of cash, securities and other property (or any combination thereof) receivable upon the consummation of such Transaction by a Holder of the same number of Common Units, assuming such Holder is not a Constituent Person, or an affiliate of a Constituent Person. In the event that Holders of Common Units have the opportunity to elect the form or type of consideration to be received upon consummation of the Transaction, prior to such Transaction the General Partner shall give prompt written notice to each Holder of Performance Units of such opportunity, and shall use commercially reasonable efforts to afford the Holder of Performance Units the right to elect, by written notice to the General Partner, the form or type of consideration to be received upon conversion of each Performance Unit held by such Holder into Common Units in connection with such Transaction. If a Holder of

Performance Units fails to make such an election, such Holder (and any of its transferees) shall receive upon conversion of each Performance Unit held by him or her (or by any of his or her transferees) the same kind and amount of consideration that a Holder of Common Units would receive if such Holder of Common Units failed to make such an election. Subject to the rights of the Partnership and the General Partner under any Performance Unit Agreement and the relevant terms of the Plan or any other applicable Equity Plan, the Partnership shall use commercially reasonable effort to cause the terms of any Transaction to be consistent with the provisions of this Section 19.9.F and to enter into an agreement with the successor or purchasing entity, as the case may be, for the benefit of any Holder of Performance Units whose Performance Units will not be converted into Common Units in connection with the Transaction that will (i) contain provisions enabling the Qualifying Parties that remain outstanding after such Transaction to convert their Performance Units into securities as comparable as reasonably possible under the circumstances to the Common Units and (ii) preserve as far as reasonably possible under the circumstances the distribution, special allocation, conversion, and other rights set forth in the Agreement for the benefit of the Holder of Performance Units.

Section 19.10 Voting. Limited Partners holding Performance Units shall have the same voting rights as Limited Partners holding Common Units, with the Performance Units and LTIP Units voting together as a single class with the Common Units and having one vote per Performance Unit and Holders of Performance Units shall not be entitled to approve, vote on or consent to any other matter. The foregoing voting provision will not apply if, at or prior to the time when the action with respect to which such vote would otherwise be required will be effected, all outstanding Performance Units shall have been converted or provision is made for such conversion to occur as of or prior to such time into Common Units.

[REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

GENERAL PARTNER:

The Parking REIT, Inc.,
a Maryland corporation

By: _____
       Name:
       Its:

LIMITED PARTNER[S]:

MVP REIT II Holdings, LLC,
a Delaware limited liability company

By: _____
       Name:
       Its:

EXHIBIT A

EXAMPLES REGARDING ADJUSTMENT FACTOR

For purposes of the following examples, it is assumed that (a) the Adjustment Factor in effect on _____ is 1.0 and (b) on _____ (the "Partnership Record Date" for purposes of these examples), prior to the events described in the examples, there are 100 REIT Shares issued and outstanding.

Example 1

On the Partnership Record Date, the General Partner declares a dividend on its outstanding REIT Shares in REIT Shares. The amount of the dividend is one REIT Share paid in respect of each REIT Share owned. Pursuant to Paragraph (i) of the definition of "Adjustment Factor," the Adjustment Factor shall be adjusted on the Partnership Record Date, effective immediately after the stock dividend is declared, as follows:

$$1.0 * 200/100 = 2.0$$

Accordingly, the Adjustment Factor after the stock dividend is declared is 2.0.

Example 2

On the Partnership Record Date, the General Partner distributes options to purchase REIT Shares to all holders of its REIT Shares. The amount of the distribution is one option to acquire one REIT Share in respect of each REIT Share owned. The strike price is $4.00 a share. The Value of a REIT Share on the Partnership Record Date is $5.00 per share. Pursuant to Paragraph (ii) of the definition of "Adjustment Factor," the Adjustment Factor shall be adjusted on the Partnership Record Date, effective immediately after the options are distributed, as follows:

$$1.0 * (100 + 100)/(100 + 100 * \$4.00/\$5.00) = 1.1111$$

Accordingly, the Adjustment Factor after the options are distributed is 1.1111. If the options expire or become no longer exercisable, then the retroactive adjustment specified in Paragraph (ii) of the definition of "Adjustment Factor" shall apply.

Example 3

On the Partnership Record Date, the General Partner distributes assets to all holders of its REIT Shares. The amount of the distribution is one asset with a fair market value (as determined by the General Partner) of $1.00 in respect of each REIT Share owned. It is also assumed that the assets do not relate to assets received by the General Partner pursuant to a pro rata distribution by the Partnership. The Value of a REIT Share on the Partnership Record Date is $5.00 a share. Pursuant to Paragraph (iii) of the definition of "Adjustment Factor," the Adjustment Factor shall be adjusted on the Partnership Record Date, effective immediately after the assets are distributed, as follows:

$$1.0 * \$5.00/(\$5.00 - \$1.00) = 1.25$$

Accordingly, the Adjustment Factor after the assets are distributed is 1.25.

EXHIBIT B

COMMON UNIT NOTICE OF REDEMPTION

To: The Parking REIT, Inc.

_____

_____

_____

The undersigned Common Limited Partner or Assignee hereby irrevocably tenders for redemption _____ Common Units in MVP REIT II Operating Partnership, LP in accordance with the terms of the Amended and Restated Agreement of Limited Partnership of MVP REIT II Operating Partnership, LP, dated as of _____, 2021 as amended (the "*Agreement*"), and the Redemption Right referred to therein. The undersigned Common Limited Partner or Assignee:

(a)   undertakes (i) to surrender such Common Units and any certificate therefor at the closing of the Redemption and (ii) to furnish to the General Partner, prior to the Specified Redemption Date, the documentation, instruments and information required under Section 15.1.A and 15.1.G of the Agreement;

(b)   directs that the certified check representing the Cash Amount, or the REIT Shares Amount, as applicable, deliverable upon the closing of such Redemption be delivered to the address specified below;

(c)   represents, warrants, certifies and agrees that:

(i)   the undersigned Common Limited Partner or Assignee is a Qualifying Party,

(ii)   the undersigned Common Limited Partner or Assignee has, and at the closing of the Redemption will have, good, marketable and unencumbered title to such Common Units, free and clear of the rights or interests of any other person or entity,

(iii)   the undersigned Common Limited Partner or Assignee has, and at the closing of the Redemption will have, the full right, power and authority to tender and surrender such Common Units as provided herein, and

(iv)   the undersigned Common Limited Partner or Assignee has obtained the consent or approval of all persons and entities, if any, having the right to consent to or approve such tender and surrender; and

(d)   acknowledges that he will continue to own such Common Units until and unless either (1) such Common Units are acquired by the General Partner pursuant to Section 15.1.B of the Agreement or (2) such redemption transaction closes.

All capitalized terms used herein and not otherwise defined shall have the same meaning ascribed to them respectively in the Agreement.

Dated: _____

Name of Common Limited Partner or Assignee:

_____

_____
(Signature of Common Limited Partner or Assignee)

_____
(Street Address)

_____
(City)   (State)   (Zip Code)

Signature Guaranteed by:

_____

Issue Check Payable to:

_____

Please insert social security or identifying number:

_____

EXHIBIT C

NOTICE OF ELECTION BY PARTNER TO CONVERT
LTIP/PERFORMANCE UNITS INTO COMMON UNITS

The undersigned holder of LTIP/Performance Units hereby irrevocably (i) elects to convert the number of LTIP/Performance Units in MVP REIT II Operating Partnership, LP (the "Partnership") set forth below into Common Units in accordance with the terms of the Amended and Restated Agreement of Limited Partnership of the Partnership, as amended; and (ii) directs that any cash in lieu of Common Units that may be deliverable upon such conversion to be deliverable upon such conversion be delivered to the address specified below. The undersigned hereby represents, warrants, and certifies that the undersigned (a) has title to such LTIP/Performance Units, free and clear of the rights or interests of any other person or entity other than the Partnership; (b) has the full right, power, and authority to cause the conversion of such LTIP/Performance Units as provided herein; and (c) has obtained the consent or approval of all persons or entities, if any, having the right to consent or approve such conversion.

Name of LTIP/Performance Unit Holder:

           Please Print Name as Registered with Partnership

Number of LTIP/Performance Units to be Converted:

Date of this Notice:

(Signature of LTIP/Performance Unit Holder)

(Street Address)

(City) (State) (Zip Code)

Signature Medallion Guaranteed by:

Issue Check Payable to:

Please insert social security
or identifying number:

EXHIBIT D

NOTICE OF ELECTION BY PARTNERSHIP TO FORCE CONVERSION
OF LTIP/PERFORMANCE UNITS INTO COMMON UNITS

MVP REIT II Operating Partnership, LP (the "Partnership") hereby irrevocably (i) elects to cause the number of LTIP/Performance Units held by the LTIP/Performance Unit Holder set forth below to be converted into Common Units in accordance with the terms of the Amended and Restated Agreement of Limited Partnership of the Partnership, as amended.

Name of LTIP/Performance Unit Holder:

_____
Please Print Name as Registered with Partnership

Number of LTIP/Performance Units to be Converted: _____

Date of this Notice: _____

Exhibit L

SOFTWARE LICENSE AND DEVELOPMENT AGREEMENT

This SOFTWARE LICENSE AGREEMENT (the "Agreement") is effective as of _____, 2021 ("**Effective Date**") The Parking REIT, Inc., a Maryland corporation having its principal place of business at 9130 W. Post Rd., Suite 200, Las Vegs, Nevada 89148 ("**Supplier**"), and DIA Land Co., LLC, a Colorado limited liability company, an affiliate of Bombe Asset Management, Ltd., an Ohio limited liability company ("**Bombe**"), having its principal place of business at 250 East Fifth Street, Suite 2110, Cincinnati, Ohio 45202 (together with Bombe and its Affiliates, "**Customer**"). Supplier and Customer may be referred to collectively as the "**Parties**" or individually as a "**Party**."

RECITALS

WHEREAS, pursuant to that certain Equity Purchase and Contribution Agreement dated as of the date hereof ("Contribution Agreement"), Bombe, through its affiliate Color Up, LLC, agreed to assign ownership of the Software (defined below) to Supplier;

WHEREAS, as a condition of such assignment of the Software under the Contribution Agreement, Supplier agreed to grant back to Bombe and its Affiliates a license to access and use the Software on the terms and conditions herein;

NOW, THEREFORE, in consideration of the mutual covenants, promises and other good and valuable consideration, the receipt and sufficiency of which the Parties hereby acknowledge Supplier and Customer agree as follows:

1. **Definitions.**
    1.1. "**Affiliates**" of any Person means any entity (now existing or hereafter formed or acquired), which, directly or through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. "Control" and its derivatives mean: (a) the legal, beneficial, or equitable ownership, directly or indirectly, of (i) at least 50% of the aggregate of all voting equity interests in an entity or (ii) equity interests having the right to at least 50% of the profits of an entity or, in the event of dissolution, to at least 50% of the assets of an entity; (b) the right to appoint, directly or indirectly, a majority of the board of directors; (c) the right to control, directly or indirectly, the management or direction of the entity by contract or corporate governance document; or (d) in the case of a partnership, the holding by an entity (or one of its Affiliates) of the position of sole general partner.
    1.2. "**Authorized User**" means Customer's employees and only those consultants, contractors, and agents, working on behalf of Customer and who are authorized by Customer to access and use the Services under the rights granted to Customer pursuant to this Agreement
    1.3. "**Code**" means computer programming code.
    1.4. "**Customer Data**" means all data or information submitted to the Software or Services by Customer or its Authorized Users and all derivatives thereof produced by Customer or its Authorized Users through use of the Software or Services (excluding any Supplier Confidential Information in such processed data).
    1.5. "**Documentation**" means documentation containing instructions for the installation, operation, and use of the Software and Services provided in any form to Customer by Supplier.
    1.6. "**Intellectual Property Rights**" means all worldwide rights in and to all (a) inventions and patents, including all applications therefor; (b) industrial designs and utility models; (c) copyrights (whether registered or unregistered), works of authorship, including Code and all moral rights; (d) proprietary and confidential information, know-how, and trade secrets; (e) trademarks, service marks, logos, brand names, and other indicia of source; and (f) any similar or equivalent rights in any of the foregoing.
    1.7. "**Person**" means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint stock company, limited liability company, trust, unincorporated association, or government or any agency or political subdivision thereof, or any other entity of whatever nature.
    1.8. "**Services**" means hosting services (including Customer's access to and use of the Software on a hosted basis), installation services, implementation services, maintenance services, professional services, and any other services that Supplier provides to Customer pursuant to this Agreement or any Statement of Work.
    1.9. "**Software**" means the INIGMA branded software platform which includes the following features, functionality, and/or modules: (a) business analytics and reporting tool (INIGMA Reporting), (b) marketing, advertising, and geotargeting tool (INIGMA Marketing), (c) monthly billing tool (INIGMA Monthly), (d) online reservations engine (INIGMA Online Reservations Engine), (e) white labeled website templates and mobile applications, and (f) all associated database and other applications which are used to support each of the foregoing features, functionality, and/or modules. Software includes all security devices, updates, corrections, or any other modifications to Software, including any proprietary third-party software and Documentation that is provided as part of or that accompanies the Software.

2. **Software.**
   2.1. <u>License</u>.
      2.1.1. Supplier hereby grants to Customer a limited, non-exclusive, non-transferable (except to the extent permitted herein), worldwide right and license to access and use the Software and Services during the Term, solely for use by its Authorized Users in accordance with the terms and conditions herein. Such access and use is limited to Customer's internal use. Supplier shall provide to Customer the necessary passwords and network links or connections to allow Customer and its Authorized Users to access and use the Software and Services within a reasonable time following the Effective Date.
      2.1.2. Supplier hereby grants to Customer a limited, non-exclusive, non-transferable (except to the extent permitted herein), worldwide right and license to use the Documentation during the Term solely for Customer's internal business purposes in connection with its use of the Software and Services.
   2.2. <u>Restrictions</u>. Customer shall not (i) decompile or reverse engineer the Software or Services or otherwise attempt to obtain the Code for the Software or Services; (ii) remove any proprietary notices from the Software, Services, or Documentation; (iii) use the Software, Services, or Documentation for any purpose other than those stated this Agreement; or (iv) use the Software or Services in a manner that interferes with the use of the Software, Services, or Documentation by Supplier or its other customers. Supplier reserves all other rights not expressly granted herein.
   2.3. <u>Hosting Services</u>. Supplier shall provide hosting for the Software and Services. Supplier has provided Customer with the technical specifications of its third party hosting services and shall notify Customer of any change in the hosting provider or such technical specifications.
   2.4. <u>Technical Support</u>. Supplier shall provide commercially reasonable ongoing support and maintenance services to ensure that the Software and Services perform as intended.
   2.5. <u>Business Continuity and Disaster Recovery</u>. Throughout the Term, Supplier shall maintain a commercially reasonable business continuity and disaster recovery plan for the Software and Services and implement such plan in the event of any unplanned interruption of the Software or Services. Supplier shall, at Customer's request from time to time, provide Customer with a copy of Supplier's (or its provider's) disaster recovery plan. Company shall engage in business continuity at least annually during Term.
   2.6. <u>Service Levels</u>. Supplier will provide the Software and/or Services in accordance with the service levels set forth in Exhibit A. If Supplier fails to provide the Software and/or Services in accordance with the applicable service levels, without limiting Customer's remedies, Supplier will apply to Customer's account the service level credits identified in and according to Exhibit A.
   2.7. <u>Security and Privacy</u>.
      2.7.1. Supplier shall implement all necessary security measures in order to protect Supplier's computer systems, networks and databases, and the data processed, transmitted or stored thereon (including, without limitation, Customer Data) against the risk of penetration by, or exposure to, a third party via any system or feature utilized by Supplier in performing such work or accessing such systems, including, without limitation: (i) protecting against intrusions, including but not limited to intrusions of operating systems or software, (ii) encrypting Customer Data, and (iii) securing Supplier's computer systems and network devices.
      2.7.2. Supplier shall notify Customer within forty-eight (48) hours in the event of a known or suspected breach of security of a Supplier system or database that contains Customer Data or any other Customer Confidential Information in the nature of personally identifiable information, or the detection of suspicious activity, or suspected or actual loss or theft of any such data, or access by any unauthorized third party to such data. Supplier shall use its commercially reasonable efforts to timely address any security breaches or suspicious activity. Supplier shall not allow any security breach or suspicious activity to persist for any amount of time or for any reason except as required by law, or as deemed reasonably necessary by Supplier to determine the identity of the perpetrator and stop such breach or suspicious activity.

3. **Customer Project Services**.
   3.1. In connection with its use of the Software and Services, Customer may engage Supplier to perform certain services, other than those set for in this Agreement, on a project basis, including custom development, application and instance setup, training and implementation support, business hierarchy reorganizations, data migration, custom reports, IT system integrations, data extraction, and other mutually agreed services as may be agreed upon by the parties (the "**Custom Project Services**"). Any Custom Project Services shall be subject to a separate professional services agreement entered into between the Parties.

4. **Term and Termination.**
   4.1. <u>Term</u>. This Agreement will commence on the Effective Date, and will continue in full force and effect until terminated by either Party pursuant to the termination rights in this Agreement ("**Term**").
   4.2. <u>Termination</u>
      4.2.1. Customer may terminate this Agreement immediately upon notice to Supplier if:

      4.2.1.1. Supplier materially breaches any provision of this Agreement, and fails to cure or remedy such breach within 30 calendar days of receiving written notice from Customer specifying in reasonable detail the nature of such breach; or

      4.2.1.2. For the service level breaches set forth in Exhibit A; or

      4.2.1.3. Supplier materially breaches the Agreement in a manner that cannot be remedied.

    4.2.2. Supplier may terminate this Agreement with written notice to Customer if Customer materially breaches any provision of this Agreement and fails to remedy or cure such breach within 30 calendar days of receiving written notice from Supplier specifying in reasonable detail the nature of such breach.

4.3. <u>Termination for Convenience</u>. Customer may terminate this Agreement without cause upon 30 calendar days' prior written notice to Supplier.

4.4. <u>Effect of Termination</u>. Upon the expiration or termination of this Agreement for any reason, subject to Section 4.5, Customer shall cease all use of the Software and Services and Customer shall not be entitled to any rights in or to the Software or Services. In the event Customer terminates the Agreement for cause, Supplier must refund to Customer all prepaid fees on a pro rata basis from the effective date of any termination for the remaining unused portion of the term. In the event Customer terminates the Agreement for convenience or Supplier terminates this Agreement for cause, Customer will remain obligated to pay all undisputed fees and expenses incurred by Supplier prior to the effective date of termination.

4.5. <u>Transition</u>. In the event of expiration or termination of this Agreement, Supplier shall, at Customer's cost, perform those services required to transition the service to Customer or another supplier designated by Customer and shall cooperate with Customer and/or any third party designated by Customer in connection with such transition (the "**Termination Assistance Services**"). Supplier shall provide Termination Assistance Services for up to 90 days after the effective date of expiration or termination of this Agreement. Customer shall pay for the Termination Assistance Services for the 90-day period in accordance with a mutually agreed termination assistance plan. The quality and level of performance of the service continued during the termination assistance period will not be degraded or reduced as compared to the quality and level of performance of similar services provided by Supplier.

5. **Fees, Payment, and Taxes.**

5.1. <u>Fees.</u> In consideration of Supplier's performance of its obligations hereunder, Customer agrees to pay the Supplier the fees set forth in Exhibit B ("**Fees**"). Supplier and Customer agree to reassess the Fee at least annually in light of the Services, market conditions, the Customer's financial performance and such other factors that the Supplier and Customer deem relevant.

5.2. <u>Payment</u>. Supplier will submit an invoice to Customer for Fees incurred by Customer for the just completed calendar month. Customer will pay all undisputed invoiced amounts within 30 days after receipt of each such invoice. The Parties will cooperate to resolve any disputed amounts in a Supplier invoice. Following the Parties' resolution of such disputed amounts, Customer will promptly pay the undisputed amounts due and payable to Supplier.

5.3. <u>Taxes</u>. The Parties agree to pay their tax obligations in accordance with all applicable state, local, and federal tax laws. Supplier will reasonably consult with Customer regarding the proper taxing jurisdiction before remitting any sales tax on Customer's behalf. All Fees are net of any applicable federal, state and local taxes. Customer shall be responsible for payment of all such taxes, if any, except for taxes due on Supplier's income, personal property, and employees, which are for Supplier's account.

5.4. <u>Additional Services</u>. To the extent Customer requests from Supplier additional services that are beyond Supplier's stated obligations in this Agreement, Supplier may provide such services, in its sole discretion, at its standard time and materials rates (or such other pricing or fees as agreed to by the Parties) and subject to the terms of this Agreement.

6. **Confidential Information.**

6.1. <u>Definition</u>. Each Party (as "**Receiving Party**") may have access to, or each Party (as "**Disclosing Party**") may provide to the other Party, information that is confidential, non-public, or proprietary. "**Confidential Information**" shall include all information related to this Agreement that the Receiving Party acquires from the Disclosing Party and which the Receiving Party should, in the exercise of reasonable judgment, recognize as confidential, including, without limitation, customer and supplier lists, trade secrets, designs, business plans and strategies, financial information, pricing information, specifications, research and development data, purchasing and marketing data, regardless of whether such information is designated as "Confidential Information" at the time of its disclosure. Without limiting the generality of the foregoing, Customer's Confidential Information includes Customer Data.

6.2. <u>Essential Obligation</u>. The Receiving Party shall disclose the Disclosing Party's Confidential Information only to (a) for Supplier, its employees, agents and subcontractors, and (b) for Customer, its employees, agents, members, managers, joint venture partners, contractors, consultants, Affiliates and representatives, in each case who have an absolute need to know such information in order to carry out this Agreement, who are informed of the confidential nature of such information, and who shall agree to be bound by obligations of confidentiality no less onerous than those set forth in this Agreement (hereinafter collectively referred to as "**Representatives**"). The Receiving Party shall be responsible for any breach of confidentiality by its Representatives (including those Representatives who subsequent to obtaining the Disclosing Party's Confidential Information become former Representatives of the Receiving Party). The Receiving Party shall take, at its sole cost and expense, all reasonable measures, including but not limited to court proceedings, to restrain its Representatives from unauthorized disclosure or use of the Disclosing Party's Confidential Information. Except for disclosure to its Representatives under the conditions noted above, the Receiving Party shall retain the Disclosing Party's Confidential Information in secret, shall not utilize the Disclosing Party's Confidential Information for the benefit of the Receiving Party or any third party, and shall not divulge, furnish, or make accessible the Disclosing Party's Confidential Information to any third party. The Receiving Party shall use the Disclosing Party's Confidential Information solely and exclusively for the purpose of performing under or receiving the benefit of the Agreement. The foregoing does not limit the license in Sections 2.1 and 10.2.

6.3. <u>Compelled Disclosure</u>. In the event the Receiving Party or its Representatives becomes legally compelled to disclose any of the Disclosing Party's Confidential Information, the Receiving Party or its Representatives shall provide the Disclosing Party with prompt notice so that the Disclosing Party may seek a protective order or other appropriate remedy. In the event that such a protective order or other remedy is not obtained, the Receiving Party or its Representatives shall furnish only that portion of the Disclosing Party's Confidential Information which in the opinion of the Receiving Party's counsel is legally required and shall exercise commercially reasonable efforts to obtain a protective order or other reliable assurance that confidential treatment shall be accorded to the Disclosing Party's Confidential Information.

6.4. <u>Return or Destruction of Confidential Information</u>. Upon termination of this Agreement or a Schedule, or earlier request, Receiving Party must return or destroy all Confidential Information of the Disclosing Party, and upon request, provide Disclosing Party written certification attesting to its destruction. Notwithstanding the foregoing, except for Customer Data, Receiving Party may retain one archival copy of Confidential Information that may be used solely to demonstrate compliance with the provisions of this Section 6, so long as Receiving Party continues to treat such Confidential Information pursuant to the terms hereof.

6.5. <u>Exclusions</u>. Except for Customer Data, the term Confidential Information excludes any portion of such information that Receiving Party can prove: (i) was publicly available at the time the Receiving Party acquired the information from the Disclosing Party; (ii) has become publicly available other than by the Receiving Party's breach of this Agreement, but the obligation of confidentiality shall cease only after the date on which such information has become publicly available; (ii) was known by the Receiving Party prior to the Receiving Party acquiring the information from the Disclosing Party; (iii) was rightfully acquired by the Receiving Party from a source other than the Disclosing Party or the Disclosing Party's affiliates, directors, employees, agents, or representatives, provided that such source is not prohibited from transmitting such information pursuant to any contractual, fiduciary, or legal obligation; (iv) was independently developed by the Receiving Party without using the Disclosing Party's Confidential Information; or (v) was generally disclosed by the Disclosing Party to third parties without similar obligations of confidentiality.

6.6. <u>Remedies</u>. If Receiving Party, or its Representatives breach the covenants set forth in this Agreement, irreparable injury may result to the Disclosing Party or third parties entrusting Confidential Information to the Disclosing Party. Therefore, the Disclosing Party's remedies at law may be inadequate and the Disclosing Party (or such third party) will be entitled to seek an injunction to restrain any continuing breach. Notwithstanding any limitation on Receiving Party's liability, the Disclosing Party will further be entitled any other rights and remedies that it may have at law or in equity.

6.7. <u>Conflicts</u>. In the event of a conflict within this Agreement, the provision(s) that provides greater privacy and security protection, or grants greater privacy and security rights, or is specific as to privacy or security obligations or methods of fulfilling privacy or security obligations more generally described in such other portion of the Agreement, shall control.

7. **Warranties.**

7.1. <u>Mutual Representations and Warranties</u>. Each Party represents and warrants to the other Party as follows: (a) this Agreement constitutes the legal, valid, and binding obligation of such Party, enforceable against it in accordance with its terms; (b) the execution, delivery, and performance of this Agreement by such Party does not and will not (i) conflict with, or constitute a breach or default under, its charter documents or any agreement, contract, commitment, or instrument to which it is a party, or (ii) require the consent, approval, or authorization of, or notice, declaration, filing, or registration with, any third party or any governmental or regulatory authority; (c) such Party has the full and unencumbered right, power, and authority to enter into this Agreement, to grant the rights and licenses granted under this Agreement, and to otherwise carry out its obligations under this Agreement; and (d) it will perform its obligations in compliance with all applicable laws, rules, and regulations, and in a competent, timely, and efficient manner.

7.2. DISCLAIMER OF ADDITIONAL WARRANTIES. EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER CUSTOMER NOR SUPPLIER MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND CUSTOMER AND SUPPLIER EXPRESSLY DISCLAIM ALL OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS, IMPLIED, STATUTORY, OR

ARISING OUT OF A COURSE OF DEALING, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

8. **Indemnification.**

    8.1. Supplier Indemnification. Supplier will defend, indemnify and hold harmless Customer and its Affiliates, and their respective employees, officers, members, managers, and directors (each a "**Customer Indemnified Party**") from and against any and all claims, demands, damages, actions, causes of action, losses, liabilities, costs, and expenses (including, without limitation, court costs and reasonable fees of attorneys, expert witnesses, and other professionals) relating to, arising out of, or in any way connected with the gross negligence or willful misconduct of Supplier.

    8.2. Customer Indemnification. Customer will defend, indemnify and hold harmless Supplier and its Affiliates, and their respective employees, officers, members, managers, and directors (each a "**Supplier Indemnified Party**") from and against any and all third party claims, demands, damages, actions, causes of action, losses, liabilities, costs, and expenses (including, without limitation, court costs and reasonable fees of attorneys, expert witnesses, and other professionals) relating to, arising out of the gross negligence or willful misconduct of Customer.

    8.3. Indemnification Procedure. If any action is commenced with respect to which an Customer indemnified Party or a Supplier Indemnified Party (each an "**Indemnified Party**") and such an Indemnified Party is entitled to indemnification under this Section 8, the Indemnified Party will provide notice thereof to the Party with the obligation to indemnify the Indemnifying Party under this Section 8 ("**Indemnifying Party**"). Indemnifying Party will promptly take control of the defense and investigation of any action and employ or engage attorneys to handle and defend the same, at the Indemnifying Party's sole cost. The Indemnified Party will cooperate in all reasonable respects, at the Indemnifying Party's cost and request, in the investigation, trial and defense of such action and any appeal arising therefrom. The Indemnified Party may also, at its own cost, participate through its attorneys or otherwise in such investigation, trial and defense. Indemnifying Party will not settle any such claim without the Indemnified Party's prior written consent if such settlement admits liability on the part of the Indemnified Party or is not fully indemnifiable by Indemnifying Party.

9. **Ownership.**

    9.1. Supplier Ownership of Software. Customer agrees that, as between the Parties and subject to the grant of rights set out in this Agreement, Company is the sole and exclusive owner of all of the right, title, and interest in and to the Software (including its Code) and Services, and in and to all associated Intellectual Property Rights.

    9.2. Customer Ownership Customer Data. The Customer Data is licensed, not sold, to Supplier. Supplier agrees that, as between the Parties and subject to the grant of rights set out in Section 10.3, Customer is the sole and exclusive owner of all of the right, title, and interest in and to the Customer Data, and in and to all associated Intellectual Property Rights.

    9.3. Grant of Rights to Supplier in Customer Data. Customer hereby grants to Supplier a non-exclusive, royalty-free, non-transferable license to host, use, modify, reproduce, and distribute Customer Data, but only as necessary for Supplier to fulfill its obligations under the Agreement.

10. **Notices.** Any notices required hereunder shall be deemed to have been properly given if a written notice has been delivered to the Party to whom notice is required to be given (the "**Addressee**") and (a) hand-delivered to Addressee; (b) enclosed in a sealed envelope, and sent, postage prepaid, by certified mail, return receipt requested, to Addressee at Addressee's address shown above, or at such other address as Addressee may hereafter designate in writing to the other Party; or (c) sent via email to the appropriate email address of Addressee as designated by Addressed from time to time through another notice method compliant with this section and when an email confirmation of receipt is received.

11. **Independent Contractor.** Supplier is an independent contractor of Customer, and this Agreement will not be construed as creating a relationship of employment, agency, partnership, joint venture, or any other form of legal association. Neither Party has any power to bind the other Party or to assume or to create any obligation or responsibility on behalf of the other Party or in the other Party's name.

12. **Assignment and Subcontractors.** Neither Party may assign, delegate, or transfer this Agreement or any of its rights or obligations hereunder without the prior written consent of the other Party. Any assignment or attempted assignment without such prior written consent shall be void and unenforceable. Supplier may subcontract the Services subject to the following requirements: (a) Supplier remains obligated under this Agreement for the performance of all Services, including any subcontracted portion thereof, and for the acts and omissions of all subcontractors, (b) Supplier shall be solely responsible for all fees, costs, and other expenses relating to each subcontractor's performance in relation to this Agreement, and (c) Supplier acknowledges and agrees that Customer has no obligations under this Agreement to any subcontractor and no subcontractor has any rights or remedies against Customer.

13. **Severability.** The provisions of this Agreement shall be severable, and the invalidity of any provision, or portion thereof, shall not affect the enforceability of the remaining provisions of this Agreement.

14. **Governing Law; Jurisdiction.** This Agreement, and any claims relating to or arising out of this Agreement or the negotiation, formation, or termination hereof, shall be controlled by the laws of the United States of America and shall be interpreted, construed, and enforced according to the internal laws of the State of Ohio (without regard to choice of law provisions). Any legal action or proceeding relating to this Agreement shall be instituted exclusively in a state or federal court in Cincinnati, Ohio. The parties consent to personal jurisdiction in Ohio and waive any argument or defense that venue in any Ohio court is inconvenient or improper.

15. **Waiver.** None of the provisions of this Agreement shall be considered waived by either party hereto unless the waiver is given in writing to the other party. A written waiver shall operate only as to the specific term or condition waived and shall not be deemed to be a continuing waiver unless specifically stated to be continuing in effect.

16. **Headings and References.** The headings of the sections and subsections are for the convenience of reference only and shall not affect the meaning of this Agreement. The Exhibits made and/or referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein.

17. **Recitals.** The parties acknowledge and agree that the recitals set forth in this Agreement above are true and correct and shall be considered part of the operative provisions of this Agreement.

18. **Survival.** Those provisions of this Agreement that, by their nature, are intended to survive the termination or expiration of this Agreement, will remain in full force and effect following the termination or expiration of this Agreement, including without limitation, Sections 1, 4.4, 6 (for a period of four years), 8 (for a period of two years), 9, 11,12, 14,15,16,17, 19, 20, 21, 22, and 23.

19. **Third Party Beneficiaries.** This Agreement shall not confer any rights or remedies upon any person other than the parties and their respective successors and permitted assigns, and the indemnitees hereunder.

20. **Counterparts.** The parties may sign this Agreement in any number of counterparts and on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and which shall become binding when one or more counterparts have been signed by the parties hereto and delivered to each of Supplier and Customer.

21. **Contrary or Additional Terms**. No shrink-wrap, click-wrap, browse-wrap or other terms and conditions or agreements ("**Additional Terms**") provided with any products or software hereunder will be binding on Customer, even if use of such products or software requires an affirmative "acceptance" of those Additional Terms before access is permitted. All such Additional Terms will be of no force or effect and will be deemed rejected by Customer in their entirety.

22. **Entire Agreement.** This Agreement, including any and all Exhibits into which the Parties enter in conjunction with this Agreement, constitute the entire understanding of Customer and Supplier with respect to the subject matter hereof. Further, this Agreement supersedes any and all other previous understandings, proposals, or agreements, oral or written, and all negotiations, conversations, or discussions heretofore had between the parties with respect to the subject matter hereof. Each of Customer and Supplier acknowledges that it has not been induced to enter into this Agreement by any representation or statement, oral or written, which is not expressly contained herein. In the event of a conflict between the terms of any individual Exhibit and the terms of this Agreement, the terms of this Agreement shall prevail. No modification, alteration, or change in the terms hereof shall be effective unless made in writing and signed by both Customer and Supplier.

IN WITNESS WHEREOF, by the signatures of their duly authorized representatives below, Supplier and Customer, intending to be legally bound, have executed and delivered this Agreement as of the Effective Date.

The Parking REIT, Inc.   **DIA Land Co., LLC**

By: _____   By: _____

Print: _____   Print: _____

Title: _____   Title: _____

Exhibit A

Service Levels

Throughout the period during which Supplier is providing Software, Supplier shall ensure:

1.1. 99.8% Availability over any calendar month. Should Supplier fail to achieve 99.8% Availability over a calendar month, Customer shall have the right to receive, as a non-exclusive remedy, the applicable Service Level Credit as set forth in the table below. In addition, should Supplier fail to achieve 99.8% Availability in each of two consecutive calendar months or fail to achieve 94% in any one calendar month, Customer shall have the right to terminate this Agreement for cause, in which case Supplier shall refund to Customer any prepaid Fees for the remainder of the term after the date of termination. **"Availability"** means the percentage of total time during which the Software is available to Customer and data transmission are fully operational and able to receive, process, store and transmit Customer Data accurately.

Availability (Monthly)	Service Level Credit (% of monthly Software License Fees)
99.7% - 98%	1%
97.99% - 96%	2%
95.99% - 94%	3%
Below 94%	5%

1.2. Service Level Credits shall be applied against Fees. In the event a Service Level Credit is incurred after Customer has made final payment to Supplier for the Software and no further Fees are payable, Supplier shall promptly pay to Customer the amount of the Service Level Credit.

Exhibit B

Payments and Fees

Five Thousand Dollars ($5,000) per month for the Term of this Agreement.

FIRST AMENDMENT TO CONTRIBUTION AGREEMENT

THIS FIRST AMENDMENT TO CONTRIBUTION AGREEMENT (this "Amendment"), dated as of _____, 2021, is by and among The Parking REIT, Inc., a Maryland corporation (the "Company"), Vestin Realty Mortgage I, Inc., a Maryland corporation ("VRMI"), Vestin Realty Mortgage II, Inc., a Maryland corporation ("VRMII"), MVP Realty Advisors, LLC, dba The Parking REIT Advisors, a Delaware limited liability company ("REIT Manager"), and Michael V. Shustek, an individual ("Shustek", together with VRMI, VRMII and REIT Manager, each, a "Manager Entity" and, collectively, the "Manager Entities). The Company and the Manager Entities are referred to herein each as a "Party" and collectively as the "Parties."

WITNESSETH:

WHEREAS, the Parties entered into a Contribution Agreement, dated as of March 29, 2019 and effective as of April 1, 2019 (the "Contribution Agreement"), pursuant to which, among other things, the REIT Manager conveyed certain assets and liabilities to the Company in exchange for up to 1,600,000 shares of common stock, par value $0.0001 per share ("Common Stock"), of the Company, subject to the terms and conditions set forth therein;

WHEREAS, Color Up, LLC, a Delaware limited liability company (the "Purchaser"), the Company, MVP REIT II Operating Partnership, LP, a Delaware limited partnership (the "OP"), VRMI, VRMII and Shustek (Shustek and, together with VRMI and VRMII, the "Advisor") have entered into an Equity Purchase and Contribution Agreement, dated as of January 8, 2021 (the "Purchase Agreement"), pursuant to which, among other things, (i) the Advisor sold, transferred, conveyed and contributed to the Purchaser shares of Common Stock owned or held by the Advisor in exchange for cash, and (ii) the Purchaser contributed, transferred and conveyed cash, certain technology and equity interests in certain real properties in exchange for newly issued limited partnership interests in the OP, in each case, subject to the terms and conditions set forth therein;

WHEREAS, in connection with the settlement of the litigations under the captions *Magowski v. The Parking REIT, Inc. et al.*; Case No. 24-C-19-003125 (Cir. Ct. Balt. City), *Barene v. The Parking REIT, Inc. et al.*; Case No. 24-C-19-003527 (Cir. Ct. Balt. City) and *SIPDA Revocable Trust v. The Parking REIT, Inc. et al.*; Case No. 2:19-cv- 00428 (D. Nev.) (the "Settlement"), the REIT Manager agreed to cancel the payment of 400,000 shares of Common Stock to be issued by the Company to the REIT Manager due on December 31, 2021 pursuant to the Contribution Agreement; and

WHEREAS, in connection with the transactions contemplated by the Purchase Agreement and the Settlement, the Parties desire to amend the Contribution Agreement in accordance with Section 6.02 thereof solely for the purposes set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. <u>Amendment</u>. Section 1.01(a) of the Contribution Agreement shall be deleted in its entirety and replaced by the following:

"Section 1.01 CONTRIBUTION. (a). <u>Consideration</u>. Upon the terms and provisions of this Agreement and in representations, warranties, and covenants, and agreements made herein, effective as of the Effective Date, (i) the Company shall purchase from REIT Manager, and REIT Manager shall sell, assign, convey, transfer and deliver to the Company, all of REIT Manager's right, title, and interests in and to the Transferred Assets and (ii) the Company shall accept the Transferred Assets and assume, and in due course pay and discharge, the Transferred Liabilities (the "Contribution"). In exchange for the Contribution, the Company shall issue to REIT Manager 1,200,000 shares of Common Stock (as defined below), issuable in three equal installments, the first being due on April 1, 2019, the second being due on December 31, 2019 and the final installment being due on December 31, 2020 (the "Consideration"). Notwithstanding anything to the contrary herein, the Transferred Assets and the Transferred Liabilities shall not include any of the Retained Liabilities."

2. <u>No Other Changes</u>. Except as provided in this Amendment, there are no other changes to the Contribution Agreement, the terms of which remain in full force and effect.

3. <u>Applicable Law</u>. This Amendment shall be governed by and construed in accordance with the laws of the State of Maryland, without giving effect to conflicts of law rules that would require or permit the application of the laws of another jurisdiction.

4. <u>Counterparts</u>. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

[THE REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first set forth above.

THE PARKING REIT, INC.

By: _____
    Name
    Title:

MVP REALTY ADVISORS, LLC dba THE PARKING REIT ADVISORS

By: _____
    Name
    Title:

VESTIN REALTY MORTGAGE I, INC.

By: _____
    Name
    Title:

VESTIN REALTY MORTGAGE II, INC.

By: _____
    Name
    Title:

_____
Michael V. Shustek

WARRANT AGREEMENT

THE PARKING REIT, INC.

and

COLOR UP, LLC

WARRANT AGREEMENT

Dated as of[_____, 2021

THIS WARRANT AGREEMENT (this "Agreement"), dated as of _____, 2021, is by and between The Parking REIT, Inc., a Maryland corporation (the "Company"), and Color Up, LLC, a Delaware limited liability company (the "Purchaser").

WHEREAS, the Purchaser, the Company, MVP REIT II Operating Partnership, L.P., a Delaware limited partnership, Vestin Realty Mortgage I, Inc., Vestin Realty Mortgage II, Inc., and Michael V. Shustek have entered into an Equity Purchase and Contribution Agreement, dated as of January 8, 2021 (the "Contribution Agreement"), providing for, among other things, the issuance by the Company to the Purchaser of 1,702,128 warrants (the "Warrants"). Each Warrant entitles the holder thereof to purchase one share of common stock of the Company, par value $0.0001 per share ("Common Stock"), for $11.75 per share, subject to adjustment as described herein (such shares, the "Warrant Shares"); and

WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which the Warrant Shares shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company and the holders of the Warrants.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1.   Warrants.

1.1.   Form of Warrant. Each Warrant shall be issued in registered form and shall be substantially in the form of Exhibit A hereto, the provisions of which are incorporated herein and shall be signed by, or bear the facsimile signature of, the Chief Executive Officer, President, Chief Financial Officer, Secretary or other officer of the Company. In the event the Person whose electronic signature has been placed upon any Warrant shall have ceased to serve in the capacity in which such Person signed the Warrant before such Warrant is issued, it may be issued with the same effect as if he or she had not ceased to be such at the date of issuance.

1.2.   Registration.

1.2.1. Warrant Register. The Company shall maintain books (the "Warrant Register") for the registration of original issuance and the registration of transfer of the

Warrants. Upon the initial issuance of the Warrants, the Company shall register the Warrants in the names and denominations of the respective holders thereof.

1.2.2. Registered Holder. Prior to due presentment for registration of transfer of any Warrant, the Company may deem and treat the Person in whose name such Warrant is registered in the Warrant Register (the "Registered Holder") as the absolute owner of such Warrant and of each Warrant represented thereby (notwithstanding any notation of ownership or other writing on the Warrant Certificate (as defined below) made by anyone other than the Company), for the purpose of any exercise thereof, and for all other purposes, and the Company shall not be affected by any notice to the contrary.

2.   Terms and Exercise of Warrants.

2.1.   Warrant Price. Each Warrant shall entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Agreement, to purchase from the Company one share of Common Stock, at the price of $11.75 per share, subject to the adjustments provided in Section 3. The term "Warrant Price" as used in this Agreement shall mean the price per share at which shares of Common Stock may be purchased at the time a Warrant is exercised.

2.2.   Duration of Warrants. A Warrant may be exercised only during the period (the "Exercise Period") commencing on a Liquidity Event and terminating at 5:00 p.m., New York City time, on the date that is five (5) years after the date hereof (the "Expiration Date"); provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions set forth in this Agreement, including the conditions set forth in Section 2.4.

2.3.   Exercise of Warrants.

2.3.1. Exercise Procedure. Subject to the provisions of the Warrant and this Agreement, a Warrant may be exercised by the Registered Holder thereof (A) by delivering to the Company at its address set forth in Section 9.2 hereof, (i) the Warrant Certificate (in the form attached hereto as Exhibit A, the "Warrant Certificate") evidencing the Warrants to be exercised, and (ii) an election to purchase (in the form attached hereto as Exhibit B) (the "Election to Purchase") any shares of Common Stock pursuant to the exercise of the Warrants, properly completed and executed by the Registered Holder on the reverse of the Warrant Certificate, and (B) by paying full the Warrant Price for each full share of Common Stock as to which the Warrant is exercised in lawful money of the Unites States, by wire transfer to the Company.

2.3.2. Issuance of Shares of Common Stock on Exercise. As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the Warrant Price, the Company shall issue to the Registered Holder of such Warrant a certificate or certificates for the number of full shares of Common Stock to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it, and if such Warrant shall not have been exercised in full, a new countersigned Warrant for the number of shares as to which such Warrant shall not have been exercised.

2.3.3. <u>Date of Issuance</u>. Each person in whose name any certificate for shares of Common Stock is issued shall for all purposes be deemed to have become the holder of record of such shares of Common Stock on the date on which the Warrant was surrendered and payment of the Warrant Price was made, irrespective of the date of delivery of such certificate, except that, if the date of such surrender and payment is a date when the share transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the share transfer books are open.

2.4. <u>Limitation on Exercise Rights</u>. Notwithstanding anything to the contrary contained herein, the number of Warrant Shares that may be acquired by the Registered Holder upon any exercise a Warrant (or otherwise in respect hereof) shall be limited to the extent necessary to insure that, following such exercise (or other issuance), the total number of shares of Common Stock then beneficially owned by such Registered Holder and any other Persons whose beneficial ownership of Common Stock would be aggregated with the Registered Holder's pursuant to Sections 542(a)(2) and 544 of the United States Internal Revenue Code of 1986, as amended (the "<u>Code</u>"), as those sections are used in Section 856(h) of the Code, does not exceed 9.8% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise) unless the Board of Directors has, in its sole discretion, granted the Registered Holder a waiver from the stock ownership limitations set forth in the Charter. The parties hereto acknowledge that certain listing standards of the Trading Market may generally require the Company to obtain the approval of its stockholders before entering into certain transactions that potentially result in the issuance of 20% or more of its outstanding Common Stock; accordingly, in the event of an exercise of the Warrants that would result in the total number of shares of Common Stock then beneficially owned by a Registered Holder and any Affiliate of such Registered Holder exceeding 19.9% of the total number of then issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise), the Company shall, at its discretion, either obtain stockholder approval of such issuances or upon settlement of the exercise of such Warrant deliver cash in lieu of any shares otherwise deliverable upon exercise of such Warrant in excess of such limitation, in accordance with the provisions of <u>Section 2</u> hereof.

3. <u>Adjustments</u>. The Warrant Price and shares of Common Stock issuable upon exercise of a Warrant shall be subject to adjustment from time to time as follows; <u>provided</u>, that no single event shall cause an economically duplicative adjustment under more than one subsection of this <u>Section 3</u>.

3.1. <u>Split-Ups/Dividends</u>. If after the date hereof, and subject to the provisions of <u>Section 3.6</u> below, the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each Warrant shall be increased in proportion to such increase in the outstanding shares of Common Stock.

3.2. <u>Aggregation of Shares</u>. If after the date hereof, and subject to the provisions of <u>Section 3.6</u> hereof, the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of

Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Warrant shall be decreased in proportion to such decrease in outstanding shares of Common Stock.

3.3.   Adjustments in Warrant Price. Whenever the number of shares of Common Stock purchasable upon the exercise of the Warrants is adjusted, as provided in Section 3.1 or 3.2 above, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of shares of Common Stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of shares of Common Stock so purchasable immediately thereafter. The aggregate Warrant Price payable for the total number of Warrant Shares purchasable under the Warrants (as adjusted) shall remain the same.

3.4.   Replacement of Securities upon Reorganization, etc. In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than a change under Section 3.1 or Section 3.2 hereof or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event (the "Alternative Issuance"); provided, however, that (i) if the holders of Common Stock were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets constituting the Alternative Issuance for which each Warrant shall become exercisable shall be deemed to be the weighted average of the kind and amount received per share by the holders of Common Stock in such consolidation or merger that affirmatively make such election, and (ii) if a tender, exchange or redemption offer shall have been made to and accepted by the holders of Common Stock under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding shares of Common Stock, the holder of a Warrant shall be entitled to receive as the Alternative Issuance, the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in this Section 3; provided, however, for the avoidance of doubt, this Section 3.4 shall not apply to the Tender Offer (as defined in the Contribution Agreement).

3.5.   Notices of Changes in Warrant. Upon every adjustment of the Warrant Price or the number of shares issuable upon exercise of a Warrant, the Company shall give written notice thereof to the each holder of a Warrant pursuant to Section 9.2 of this Agreement, which notice shall state the Warrant Price resulting from such adjustment and the increase or decrease, if any, in the number of shares purchasable at such price upon the exercise of a Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the occurrence of any event specified in Section 3.1, 3.2, 3.3 or 3.4, the Company shall give written notice of the occurrence of such event to each holder of a Warrant, at the last address set forth for such holder in the Warrant Register, of the record date or the effective date of the event. Failure to give any such notice, or any defect therein, shall not affect the legality or validity of such event.

3.6.   No Fractional Shares. Notwithstanding any provision contained in this Agreement to the contrary, the Company shall not issue fractional shares upon the exercise of Warrants. If, by reason of any adjustment made pursuant to this Section 3, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share, the Company shall, upon such exercise, the Company shall pay cash equal to the product of such fraction multiplied by the Fair Market Value of one Warrant Share.

3.7.   Form of Warrant. The form of Warrant need not be changed because of any adjustment pursuant to this Section 3, and Warrants issued after such adjustment may state the same Warrant Price and the same number of shares as is stated in the Warrants initially issued pursuant to this Agreement; provided, however, that the Company may at any time in its sole discretion make any change in the form of Warrant that the Company may deem appropriate and that does not affect the substance thereof, and any Warrant thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant or otherwise, may be in the form as so changed.

3.8.   Other Events. In case any event shall occur affecting the Company as to which none of the provisions of preceding subsections of this Section 3 are strictly applicable, but which would require an adjustment to the terms of the Warrants in order to (i) avoid an adverse impact on the Warrants and (ii) effectuate the intent and purpose of this Section 3, then, in each such case, the Company shall appoint a firm of independent public accountants, investment banking or other appraisal firm of recognized national standing, reasonably acceptable to the Registered Holder, which shall give its opinion as to whether or not any adjustment to the rights represented by the Warrants is necessary to effectuate the intent and purpose of this Section 3 and, if they determine that an adjustment is necessary, the terms of such adjustment. The Company shall adjust the terms of the Warrants in a manner that is consistent with any adjustment recommended in such opinion.

4.   Transfer and Exchange of Warrants.

4.1.   Restrictions on Transfer. Except as permitted pursuant to this Section 4.1, the Warrants may not be sold, assigned, disposed of, pledged, hypothecated, encumbered or otherwise transferred (collectively, a "Transfer") by the Registered Holder without the prior written consent of the Company which consent may be withheld in its sole and absolute discretion until six-months following a Liquidity Event. Notwithstanding the foregoing, the restriction on Transfer shall not apply to a Transfer by a Registered Holder to a Permitted Transferee. Six months following a Liquidity Event, the Warrants may be freely Transferred subject to compliance with applicable securities laws. Notwithstanding the preceding two sentences, following any Transfer any such Warrants subject to a Transfer permitted pursuant to this Section 4.1 shall at all times remain subject to the terms and restrictions set forth in this Agreement. Any Transfer of the Warrants and Warrant Shares must be in compliance with the Securities Act of 1933, as amended (the "Act"), and applicable state securities Laws and, unless such Warrants or Warrant Shares are transferred pursuant to an effective registration statement under the Act, if requested by the Company, receipt by the Company of an opinion of counsel, reasonably satisfactory to the Company, that such Transfer is in compliance with the Act and applicable state securities Laws.

4.2.   Registration on Transfer. Subject to the instructions set forth in Section 4.1, the Company shall register the transfer, from time to time, of any outstanding Warrant upon the Warrant Register, upon surrender of such Warrant by the Registered Holder to the Company for transfer, properly endorsed with signatures properly guaranteed and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Warrant shall be issued and the old Warrant shall be cancelled by the Company.

4.3.   Procedure for Surrender of Warrants. Warrants may be surrendered to the Company, together with a written request for exchange or transfer, and thereupon the Company shall issue in exchange therefor one or more new Warrants as requested by the Registered Holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that in the event that a Warrant surrendered for transfer bears a restrictive legend, the Company shall not cancel such Warrant and issue new Warrants in exchange thereof until the Company has received an opinion of counsel stating that such transfer may be made and indicating whether the new Warrants must also bear a restrictive legend.

4.4.   Fractional Warrants. The Company shall not be required to effect any registration of transfer or exchange of a Warrant which shall result in the issuance of a warrant certificate for a fraction of a Warrant.

4.5.   Service Charges. No service charge shall be made for any exchange or registration of Transfer of Warrants.

5.   Other Provisions Relating to Rights of Holders of Warrants.

5.1.   No Rights as Stockholder. A Warrant does not entitle the Registered Holder thereof to any of the rights of a stockholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights, to vote or to consent or to receive notice as stockholders in respect of the meetings of stockholders or the election of directors of the Company or any other matter.

        5.2.   <u>Lost, Stolen, Mutilated, or Destroyed Warrants</u>. If any Warrant is lost, stolen, mutilated, or destroyed, the Company shall, on such terms as to indemnity or otherwise as the Company may in its discretion reasonably impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination, tenor, and date as the Warrant so lost, stolen, mutilated, or destroyed. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.

        5.3.   <u>Registration of Common Stock</u>. Any Common Stock issuable to Purchaser upon exercise of the Warrants shall be "Registerable Shares," as such is defined in that certain Registration Rights Agreement, dated as of the date hereof, by and among the Company and the other parties party thereto (the "<u>Registration Rights Agreement</u>"), and entitled to the registration rights provided therein. Notwithstanding anything to the contrary herein, if a Warrant is exercised in connection with the exercise of the Registered Holder's registration rights in accordance with the Registration Rights Agreement, such Warrant shall not be deemed to have been exercised to the extent that the applicable Warrant Shares are not sold in the applicable offering. The Company will procure, subject to issuance or notice of issuance, the listing of any Warrant Shares issuable upon exercise of a Warrant on the principal stock exchange on which shares of Common Stock are then listed or traded.

        6.   <u>Covenants</u>. The Company warrants and agrees for the benefit of the Registered Holders that:

        6.1.   <u>Due Authorization and Valid Issuance</u>. All shares of Common Stock which may be issued upon the exercise of the Warrants will, upon issue be duly authorized, validly issued, fully paid and non-assessable, issued without violation of any preemptive or similar rights of any stockholder of the Company and free and clear of all liens and encumbrances, with no personal liability attaching to the ownership thereof.

        6.2.   <u>Sufficient Number of Shares</u>. During the Exercise Period, the Company will at all times have authorized and reserved for the purpose of issue upon exercise of the rights evidenced by the Warrants, a sufficient number of shares of Common Stock to provide for the exercise of the Warrants.

        6.3.   <u>Compliance with Law</u>. The Company shall take all such actions as may be necessary to ensure that all such Warrant Shares are issued without violation by the Company of any applicable Law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock or other securities constituting Warrant Shares may be listed at the time of such exercise (except for the official notice of issuance which shall be immediately delivered by the Company upon each such issuance).

        6.4.   <u>Listing on National Exchange</u>. The Company shall use its best efforts to cause the Warrant Shares, immediately upon such exercise, to be listed on any domestic securities exchange upon which shares of Common Stock or other securities constituting Warrant Shares are listed at the time of such exercise.

7. <u>Representations and Warranties</u>.

7.1. <u>Representation by the Company</u>. The Company represents that (a) the Warrant is, and any Warrant issued in substitution for or replacement of the Warrant shall be, upon issuance, duly authorized and validly issued and (b) all corporate actions on the part of the Company necessary for the issuance of the Warrants and the Common Stock issuable upon exercise of the Warrants have been taken.

7.2. <u>Representations and Warranties by the Registered Holder</u>. The Registered Holder represents and warrants to the Company as follows:

(a) The Warrants and the shares of Common Stock issuable upon exercise thereof are being acquired for its own account, for investment and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Act.

(b) The Registered Holder understands that the Warrants and the shares of Common Stock have not been registered under the Act by reason of their issuance in a transaction exempt from the registration and prospectus delivery requirements of the Act pursuant to Section 4(a)(2) thereof, and that they must be held by the Registered Holder indefinitely, and that the Registered Holder must therefore bear the economic risk of such investment indefinitely, unless a subsequent disposition thereof is registered under the Act or is exempted from such registration.

(c) The Registered Holder has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the acquisition of the Warrants and the shares of Common Stock purchasable pursuant to the terms of the Warrants and of protecting its interests in connection therewith.

(d) The Registered Holder is able to bear the economic risk of the purchase of the shares of Common Stock pursuant to the terms of the Warrants.

(e) The Registered Holder is an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated under the Act.

8. <u>Taxes</u>.

8.1. <u>Withholding</u>. The Company and its paying agent shall be entitled to deduct and withhold taxes on all payments and distributions (or deemed distributions) on the Warrants and Warrant Shares to the extent required by applicable Law. To the extent that any amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of a Warrant as having been paid to the Person in respect of which such deduction or withholding was made. In the event the Company previously remitted any amounts to a governmental authority on account of such taxes required to be deducted or withheld in respect of any payment or distribution (or deemed distribution) with respect to a Warrant or Warrant

Share (or in respect of any payment or distribution (or deemed distribution) in respect thereof), the Company shall be entitled (i) to offset any such amounts against any amounts otherwise payable in respect of such Warrant or Warrant Share or (ii) to require the Person in respect of whom such deduction or withholding was made to reimburse the Company for such amounts (and such Person shall promptly so reimburse the Company upon demand). The Company shall take commercially reasonable steps to minimize or eliminate any withholding or deduction described in this Section 8.1, including by giving the Person in respect of whom such deduction or withholding may be made an opportunity to provide additional information or to apply for an exemption from, or a reduced rate of, withholding. Notwithstanding anything to the contrary in this Section 8.1, the Company shall (i) make commercially reasonable efforts to notify each holder of Warrants or Warrant Shares at least ten (10) Business Days prior to any withholding of its intention of any such withholding (it being understood that any such notice shall include a brief written description of the basis for such withholding) and (ii) not withhold with respect to any U.S. federal withholding tax if it receives a properly completed and duly executed IRS Form W-9 certifying its exemption from withholding from a holder of Warrants or Warrant Shares.

8.2.   Transfer Tax. The Company shall pay any and all documentary, stamp and similar issue or transfer tax ("Transfer Tax") due on the issue of shares of Warrant Shares or certificates representing such shares or securities. However, the Company shall not be required to pay any Transfer Tax that may be payable in respect of the issue or delivery (or any transfer involved in the issue or delivery) of Warrant Shares to a beneficial owner other than the beneficial owner of the Warrant Shares immediately prior to the event pursuant to which such issue or delivery is required, and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Company the amount of any such Transfer Tax or has established to the satisfaction of the Company that such Transfer Tax has been paid or is not payable.

8.3.   Warrant Value. The parties intend that the fair market value for federal income tax purposes of the Warrants issued hereby shall not be in excess of $400,000, and the parties shall perform their federal (and conforming state and local) income tax reporting consistent therewith, except to the extent otherwise required by applicable law.

9.   Miscellaneous Provisions.

9.1.   Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company shall bind and inure to the benefit of its respective successors and assigns.

9.2.   Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant to or on the Company shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by email with receipt confirmed, or by registered or certified mail (postage prepaid, return receipt requested) at the following addresses (or at such other address as shall be specified in a notice given in accordance with this Section 9.2):

The Parking REIT, Inc..
9130 W. Post Rd., Suite 200
Las Vegas, Nevada 89148
Attention: J. Kevin Bland
Email: jkbland@theparkingreit.com

With a copy to (which copy alone shall not constitute notice):

Venable LLP
750 E. Pratt St., Suite 900
Baltimore, Maryland 21202
Attn: Sharon Kroupa
Email: skroupa@venable.com

Any notice, statement or demand authorized by this Agreement to be given or made by the Company to the holder of any Warrant shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by email with receipt confirmed, or by registered or certified mail (postage prepaid, return receipt requested) at the following addresses (or at such other address as shall be specified in a notice given in accordance with this Section 9.2):

Color Up, LLC
c/o Bombe Asset Management, Ltd.
250 E. 5th Street, Suite 2110
Cincinnati, Ohio 45202
Attn: Manuel Chavez III
Email: manuel@bombeltd.com

With a copy to (which copy alone shall not constitute notice):

Keating Muething & Klekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
Telecopy No.: (513) 579-6457
Attention: F. Mark Reuter

9.3.   Amendments. All modifications or amendments to this Agreement, including any amendment to increase the Warrant Price or shorten the Exercise Period, shall require the vote or written consent of the Registered Holders of a majority of the then outstanding Warrants. Notwithstanding the foregoing, the Company may lower the Warrant Price pursuant to Section 3 of this Agreement or extend the duration of the Exercise Period without the consent of the Registered Holders.

9.4.   Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

9.5. <u>Entire Agreement; No Third-Party Beneficiaries</u>. This Agreement, together with the other Transaction Agreements (as defined in the Contribution Agreement), constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof. No provision of this Agreement shall confer upon any Person other than the parties hereto, the Registered Holders of the Warrants and their permitted assigns any rights or remedies hereunder. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and the Registered Holders of the Warrants.

9.6. <u>Governing Law; Jurisdiction</u>.

9.6.1. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles.

9.6.2. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Maryland state or federal court. The parties hereto hereby (a) submit to the exclusive jurisdiction of any Maryland state or federal court, for the purpose of any action or proceeding arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action or proceeding is brought in an inconvenient forum, that the venue of the action or proceeding is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts.

9.7. <u>Specific Enforcement</u>. The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly the parties acknowledge and agree that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and this right of specific enforcement is an integral part of the transactions contemplated hereby and without that right, the parties would not have entered into this Agreement. The parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and agree not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties acknowledge and agree that any party shall not be required to provide any bond or other security in connection with its pursuit of an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.

9.8.   Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE WARRANTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.8.

9.9.   Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

9.10.   Interpretation. When a reference is made in this Agreement to a Section, Exhibit, such reference shall be to a Section of, or an Exhibit to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement unless the context requires otherwise. The words "date hereof" when used in this Agreement shall refer to the date of this Agreement. The terms "or," "any" and "either" are not exclusive. The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if." The word "will" shall be construed to have the same meaning and effect as the word "shall." All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by

12

waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Unless otherwise specifically indicated, all references to "dollars" or "$" shall refer to the lawful money of the United States. References to a Person are also to its permitted assigns and successors. When calculating the period of time between which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, unless otherwise required by Law, if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day.

        10.   <u>Definitions</u>. For purposes of this Agreement and the Warrants, the following terms have the following meanings:

        "<u>Affiliate</u>" has the meaning specified under the Contribution Agreement.

        "<u>Board of Directors</u>" has the meaning specified under the Contribution Agreement.

        "<u>Business Day</u>" has the meaning specified under the Contribution Agreement.

        "<u>Charter</u>" means the charter of the Company, as may be amended, restated, or amended and restated from time to time, in the form filed with, and accepted for record by, the State Department of Assessments and Taxation of Maryland.

        "<u>Fair Market Value</u>" of one share of Common Stock shall mean (w) the last reported sales price of the Common Stock for such day on the domestic securities exchange on which the Common Stock may at the time be listed; (x) if there have been no sales of the Common Stock on any such exchange on any such day, the average of the highest bid and lowest asked prices for the Common Stock on such exchange at the end of such day; (y) if on any such day the Common Stock is not listed on a domestic securities exchange, the closing sales price of the Common Stock as quoted on the OTC Bulletin Board, the Pink OTC Markets or similar quotation system or association for such day; or (z) if there have been no sales of the Common Stock on the OTC Bulletin Board, the Pink OTC Markets or similar quotation system or association on such day, the average of the highest bid and lowest asked prices for the Common Stock quoted on the OTC Bulletin Board, the Pink OTC Markets or similar quotation system or association at the end of such day; in each case, averaged over five (5) consecutive Business Days ending on the Business Day immediately prior to the day as of which Fair Market Value is being determined as displayed under the heading "Bloomberg VWAP" on the applicable Bloomberg Financial Markets page for the Company; <u>provided</u>, that if the Common Stock is listed on any domestic securities exchange, the term "Business Day" as used in this sentence means Business Days on which such exchange is open for trading. If at any time the Fair Market Value cannot be calculated as of such date on the foregoing basis, the Fair Market Value shall be such value as determined in good faith by the Board of Directors.

        "<u>Law</u>" has the meaning specified under the Contribution Agreement.

        "<u>Liquidity Event</u>" means an initial public offering and/or listing on a Trading Market of the Common Stock.

"Permitted Transferee" means, with respect to an Registered Holder, (i) any controlled affiliate of such Registered Holder, (ii) any member of Color Up, LLC, or (iii) any direct or indirect member or limited partner of such Registered Holder of which the Registered Holder serves as the general partner, managing member or discretionary manager or advisor.

"Person" has the meaning specified under the Contribution Agreement.

"Trading Market" means any of the following markets or exchanges on which the Common Stock may be listed or quoted for trading on the date in question: the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

[*Remainder of page intentionally left blank*]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

THE PARKING REIT, INC., a Maryland corporation

By: _____

Name:

Title:

PURCHASER:

COLOR UP, LLC, a Delaware limited liability
company

By: _____
Name:
Title:

[Form of Warrant Certificate]

[FACE]

Number

Warrants

THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS.

THE SECURITIES REPRESENTED BY THIS INSTRUMENT ARE SUBJECT TO RESTRICTIONS SET FORTH IN THE STOCKHOLDERS AGREEMENT, DATED AS OF _____, 2021, THE WARRANT AGREEMENT AND THE CHARTER (AS DEFINED HEREIN), COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE ISSUER.

THIS WARRANT SHALL BE VOID IF NOT EXERCISED PRIOR TO THE EXPIRATION OF THE EXERCISE PERIOD PROVIDED FOR IN THE WARRANT AGREEMENT DESCRIBED BELOW

THE PARKING REIT, INC.

Incorporated Under the Laws of the State of Maryland

Warrant Certificate

This Warrant Certificate certifies that _____, or registered assigns, is the Registered Holder of _____ warrants (the "Warrants") to purchase shares of Common Stock, $0.0001 par value ("Common Stock"), of The Parking REIT, Inc., a Maryland corporation (the "Company"). Each Warrant entitles the holder, upon exercise during the period set forth in the Warrant Agreement referred to below, to receive from the Company that number of fully paid and nonassessable shares of Common Stock (each, a "Warrant") as set forth below, at the warrant price (the "Warrant Price") as determined pursuant to the Warrant Agreement, upon surrender of this Warrant Certificate at the office of the Company subject to the conditions set forth herein and in the Warrant Agreement. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

Each Warrant is initially exercisable for one fully paid and non-assessable share of Common Stock. The number of shares of Common Stock issuable upon exercise of the Warrants is subject to certain limitations and adjustment upon the occurrence of certain events, in each case as set forth in the Warrant Agreement.

The initial Warrant Price is equal to $11.75 per share. The Warrant Price is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.

Subject to the conditions set forth in the Warrant Agreement, the Warrants may be exercised only during the Exercise Period.

Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Warrant Certificate shall be governed by, and construed in accordance with, the laws of the State of Maryland applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles.

THE PARKING REIT, INC.

By:
Name:
Title:

[Form of Warrant Certificate]
[Reverse]

The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants entitling the holder on exercise to receive shares of Common Stock and are issued or to be issued pursuant to a Warrant Agreement dated as of _____, 2021 (the "Warrant Agreement"), which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Company and the holders (the words "holders" or "holder" meaning the Registered Holders or Registered Holder) of the Warrants. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

Warrants may be exercised at any time during the Exercise Period set forth in the Warrant Agreement. The holder of Warrants evidenced by this Warrant Certificate may exercise them by surrendering this Warrant Certificate, with the form of election to purchase set forth hereon properly completed and executed at the principal corporate office of the Company. In the event that upon any exercise of Warrants evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued to the holder hereof or his, her or its assignee, a new Warrant Certificate evidencing the number of Warrants not exercised.

The Warrant Agreement provides that upon the occurrence of certain events the number of shares of Common Stock issuable upon exercise of the Warrants set forth on the face hereof may, subject to certain conditions, be adjusted. In lieu of any fractional share to which the Registered Holder would otherwise be entitled, the Company shall make a cash payment equal to the Fair Market Value of one share of Common Stock on the payment date multiplied by such fraction.

Warrant Certificates, when surrendered at the principal corporate office of the Company by the Registered Holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

Upon due presentation for registration of transfer of this Warrant Certificate at the office of the Company a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.

The Company may deem and treat the Registered Holder(s) hereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and the Company shall not be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a stockholder of the Company.

EXHIBIT B

Election to Purchase

(To be signed only upon exercise of Warrant)

To:_____

      The undersigned, the holder of a right to purchase common stock, par value $0.0001 per share ("Common Stock"), of The Parking REIT, Inc., a Maryland corporation (the "Company"), pursuant to the attached Warrant to Purchase Shares of Common Stock of The Parking REIT, Inc. (the "Warrant"), dated as of _____ __, issued pursuant to a Warrant Agreement dated as of _____, 2021 (the "Warrant Agreement"), hereby irrevocably elects to exercise the purchase right represented by such Warrant for, and to purchase thereunder:

_____ (_____) shares of Common Stock and _____ herewith makes payment of _____ Dollars ($_____) therefor by wire transfer of immediately available funds to the account designated below by the Company:

          Amount of Transfer: $_____
          Date of Transfer: _____, 20__
          Bank: [•]
          ABA Number: [•]
          A/C Number: [•]
          A/C Name: [•]
          Ref: [•]
          ATT: [•]

      The undersigned requests that the certificates or book entry position representing the shares of Common Stock to be acquired pursuant to such exercise be issued in the name of, and delivered to _____, whose address is _____.

      By its signature below the undersigned hereby represents and warrants that it is an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended, and agrees to be bound by the terms and conditions of the attached Warrant as of the date hereof.

DATED: _____

                [NAME OF REGISTERED HOLDER]

                By:_____

                Name:_____

Its:_____

[Signature page to Notice of Exercise]

CONDITIONAL RESIGNATION OF SHAWN NELSON

_____ __, 2021

To Whom It May Concern:

      I hereby resign as a director of The Parking REIT, Inc., a Maryland corporation (the "Company"), effective as of the 2022 annual meeting of stockholders of the Company; provided however, that my resignation as a director of the Company shall be null and void and of no force and effect if, after consultation with competent Maryland counsel, I inform the Company in writing that I have concluded in good faith that management and the directors of the Company (other than the Incumbent Directors (as defined in that certain stockholders agreement by and among the Company and the investors party thereto)) are not fulfilling their fiduciary duties to the Company.

_____

Shawn Nelson